As filed with the Securities and Exchange Commission on July 30, 2021

Registration No. 333-257250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

Amendment No. 1
to

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________________

Arbe Robotics Ltd.
(Exact Name of Registrant as Specified in Its Charter)

________________________________

Israel	7373	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arbe Robotics Ltd.
HaHashmonaim St. 107
Tel Aviv-Yafo
Israel
Telephone No.: +972-73-7969804, ext. 200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________________

Copies to:

Richard I. Anslow, Esq. Asher S. Levitsky PC Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas; Suite 1100 New York, New York 10105-0302 (212) 370-1300	Jon Venick, Esq. Jeremy Lustman, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4651	Shay Dayan, Adv.fMarf Lior Etgar, Adv. Erdinast, Ben Nathan, Toledano & Co. 4 Berkowitz street Tel Aviv, 6423806, Israel, (+972)-(3)-7770111

________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the business combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†       The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each Class of Security to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)		Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary Shares(4)(6)	9,680,736	$10.125	(2)	$98,017,452.00	$10,693.70
Units, each consisting of one ordinary shares and one Warrant(3)(7)	203,296	11.00		2,236,256.00	243.98
Warrants(5)(7)	10,735,680	1.105	(2)	11,862,926.40	1,294.25
Ordinary Shares issuable on exercise of Warrants(6)(7)	10,938,976	11.50	(2)	125,798,224.00	13,724.59
Total				$237,914,858.40	$25,956.51	(8)

____________

(1)      All securities being registered will be issued by Arbe Robotics Ltd, a company organized under the laws of the State of Israel (“Arbe”), in connection with the Business Combination Agreement described in this registration statement (the “Business Combination Agreement”) and the proxy statement/prospectus included herein, which provides for, among other things, the merger of Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Arbe (“Merger Sub”) with and into Industrial Tech Acquisitions, Inc., a Delaware corporation (“ITAC”), with ITAC surviving as a wholly-owned subsidiary of Arbe (the “Merger”). As a result of the Merger (and following a pre-closing reorganization of Arbe), (i) each outstanding share of Class A common stock, par value $0.0001 per share and each outstanding shares of Class B common stock, par value $.0001 per share, of ITAC (collectively, the “ITAC Common Stock”) will be converted into the right to receive one Arbe Ordinary Share (“Arbe Ordinary Share”), and (ii) to purchase shares of ITAC Common Stock (the “ITAC Warrants”) outstanding at the Effective Time will be converted into the right to receive a warrant (the “Arbe Warrants”) to purchase an equal number of Arbe Ordinary Shares at the same exercise price of $11.50 per share.

(2)      In accordance with Rule 457(f)(1) and Rule 457(c), as applicable, based on (i) in respect of Arbe Ordinary Shares issued to ITAC security holders, the average of the high ($10.18) and low ($10.07) prices of the ITAC Class A Common Stock on the Nasdaq Stock Market (“Nasdaq”) on June 16, 2021, (ii) in respect of Arbe Warrants issued to ITAC security holders, the average of the high ($1.17) and low ($1.04) prices for the ITAC Warrants on Nasdaq on June 16, 2021 and (iii) in respect of Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants the exercise price of the Arbe ($11.50 per share).

(3)      Represents units issuable pursuant to the Underwriter’s Warrants pursuant to which the underwriter of ITAC’s initial public offering has the right to purchase units at a price of $11.00 per unit.

(4)      Represents Arbe Ordinary Shares issuable in exchange for outstanding ITAC Common Stock pursuant to the Merger.

(5)      Represents Arbe Warrants, each Arbe Warrant entitling the holder to purchase one Arbe Ordinary Share, issuable in exchange for ITAC Warrants pursuant to the Merger.

(6)      Represents Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants, including Arbe Warrants issuable upon exercise of the underwriter’s warrant.

(7)      Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(8)      Of which $25,948.05 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 30, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF
INDUSTRIAL TECH ACQUISITIONS, INC.

and

PROSPECTUS FOR UP TO 9,680,736 ORDINARY SHARES, 10,938,976 WARRANTS AND 10,938,976
ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANTS
OF
ARBE ROBOTICS LTD.

The board of directors of Industrial Tech Acquisitions, Inc., a Delaware corporation (“ITAC”), unanimously approved entry by ITAC into the Business Combination Agreement dated as of March 18, 2021 (the “Business Combination Agreement”), by and among Arbe Robotics Ltd., an Israeli company (“Arbe”), Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Arbe (“Merger Sub”), and ITAC, which provides for, among other things and subject to the terms and conditions set forth therein, the merger of Merger Sub with and into ITAC, with ITAC surviving as a wholly-owned subsidiary of Arbe, as a result of which (i) the holders of ITAC’s Class A Common Stock and Class B Common Stock (collectively, ITAC Common Stock”) becoming holders of an equal number of ordinary shares of Arbe (“Arbe Ordinary Shares”), and (ii) the holders of outstanding warrants to purchase shares of ITAC Common Stock (“ITAC Warrants”) becoming warrants (“Arbe Warrants”) to purchase an equal number of Arbe Ordinary Shares at the same exercise price per Arbe Ordinary Share and for the same exercise period. The Merger and the other transactions contemplated by the Business Combination Agreement, are collectively referred to herein as the “Merger.”

Pursuant to the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), and contingent upon the Closing, Arbe will effect a recapitalization (the “Recapitalization”) pursuant to which (a) each outstanding warrant (collectively, the “Outstanding Arbe Warrants”) to purchase Arbe Ordinary Shares or Arbe Preferred Shares (other than any Outstanding Arbe Warrants which (1) are not required by their terms to be exercised in connection with the Transactions, and (2) are not exercised at the election of the holder thereof prior to the consummation of the Recapitalization, all of which unexercised warrants being referred to as the “Continuing Warrants”) will be exercised in accordance with their respective terms (all such Outstanding Company Warrants so exercised, the “Exercising Arbe Warrants”), (b) immediately following such exercise, each outstanding Arbe Preferred Share will become and be converted into Arbe Ordinary Shares in accordance with Arbe’s Amended and Restated Company Articles of Association currently in effect (the “Existing Arbe Articles”) and (c) immediately following such conversion, but for the avoidance of doubt prior to the Effective Time, each then outstanding Arbe Ordinary Share shall, as a result of the Recapitalization, be converted into such number Arbe Ordinary Shares as is determined by multiplying (1) such Arbe Ordinary Share by (2) the quotient obtained by dividing (A) the sum of (i) $525,000,000, plus (ii) on a dollar-for-dollar basis equal to the amount by which the ITAC Transaction Expenses (other than expenses relating to the PIPE Investment) (in each instance, as defined in the Business Combination Agreement) exceed $7.0 million, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Arbe Ordinary Shares outstanding and (ii) without duplication, the number of Arbe Ordinary Shares issuable upon the exercise of all then outstanding (x) Continuing Warrants and (y) options to purchase shares of Arbe Ordinary Shares (including, any options granted subsequent to the date of the Business Combination Agreement (collectively, the “Outstanding Company Options,” but excluding, in each instance, for the avoidance of doubt, any Arbe Ordinary Shares issued or issuable in connection with the PIPE Investment), and taking such quotient to five decimal places, which ratio is referred to as the “Conversion Ratio.”

The registration statement of which this proxy statement/prospectus is a part covers the Arbe Ordinary Shares and Arbe Warrants issuable to the stockholders and warrant holders of ITAC as described above, excluding any shares of ITAC Common Stock issued to the PIPE Investors at the closing of the Merger, any shares of ITAC Common Stock with respect to which public holders exercised their right of redemption under ITAC’s certificate of incorporation, as currently in effect, and any Arbe Ordinary Shares held prior to the consummation of the Merger by shareholders of Arbe. Accordingly, we are registering up to an aggregate of 20,823,008 Arbe Ordinary Shares, which represents 9,680,736 Arbe Ordinary Shares issued with respect to the outstanding ITAC Common Stock and 11,142,272 Arbe Ordinary Shares issuable upon the exercise of the Arbe Warrants, including Arbe Warrants issuable upon exercise of the underwriter’s unit purchase option, and 10,938,976 Arbe Warrants, including Arbe Warrants issuable upon exercise of the underwriter’s unit purchase option. These numbers assume that no ITAC public stockholders exercise their redemption right. We are not registering with this registration statement the Arbe Ordinary Shares issuable to the PIPE Investors or any Arbe Ordinary Shares held prior to the consummation of the Merger by stockholders of Arbe.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Special Meeting of ITAC stockholders scheduled to be held on           , 2021 in virtual format.

Although Arbe is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Merger, Arbe will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Arbe intends to apply for listing of the Arbe Ordinary Shares and Arbe Warrants on Nasdaq under the proposed symbols “ARBE” and “ARBEW,” respectively, to be effective at the consummation of the Merger. It is a condition of the consummation of the Merger that the Arbe Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger, there can be no assurance that Arbe’s securities will be listed on Nasdaq or that a viable and active trading market will develop following the consummation of the Merger. See “Risk Factors” beginning on page 40 for more information.

Effective as of closing, Arbe will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Effective as of closing, it is expected that Arbe will qualify as a “foreign private issuer” as defined in the Exchange Act and will therefore be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, in connection with such status, Arbe’s officers, directors and principal shareholders would be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Arbe would not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. domestic registrants whose securities are registered under the Exchange Act.

The accompanying proxy statement/prospectus provides ITAC stockholders with detailed information about the Merger and other matters to be considered at the Special Meeting of ITAC. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 40 of the accompanying proxy statement/prospectus.

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated           , 2021, and is first being mailed to ITAC stockholders on or about           , 2021.

ALL HOLDERS (THE “PUBLIC STOCKHOLDERS”) OF CLASS A SHARES ISSUED IN ITAC’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH.

THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, SEE “REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

INDUSTRIAL TECH ACQUISITONS, INC.
5090 Richmond Avenue, Suite 319
Houston, TX 77056

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2021

TO THE STOCKHOLDERS OF INDUSTRIAL TECH ACQUISITONS, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Industrial Tech Acquisitions, Inc., a Delaware corporation (“ITAC”), will be held virtually at            Eastern time, on           , 2021, accessible at            or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed (the “Special Meeting”). You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)    to consider and vote upon a proposal to adopt the Business Combination Agreement dated as of March 18, 2021 (the “Business Combination Agreement”), by and among Arbe Robotics Ltd., an Israeli company (“Arbe”), Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Arbe (“Merger Sub”), and ITAC, which provides for, among other things, (A) the merger (the “Merger”) of Merger Sub with and into ITAC, with ITAC surviving as a wholly-owned subsidiary of Arbe, and (B) in connection therewith (1) the holders of ITAC’s Class A Common Stock and Class B Common Stock (collectively, “ITAC Common Stock”) becoming holders of an equal number of ordinary shares of Arbe (“Arbe Ordinary Shares”), and (2) the holders of Warrants to purchase shares of ITAC Common Stock (“ITAC Warrants”) becoming holders of warrants (“Arbe Warrants”) to purchase an equal number of Arbe Ordinary Shares at the same exercise price per share and for the same exercise period (the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

(2)    to consider and vote upon a proposal to amend, immediately following and in connection with the closing of the Merger, ITAC’s existing amended and restated certificate of incorporation (the “Existing ITAC Charter”) by adopting the second amended and restated certificate of incorporation attached hereto as Annex C (the “Restated ITAC Charter”), which we refer to as the “ITAC Charter Proposal”; and

(3)    to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, ITAC is not authorized to consummate the Merger or adopt the ITAC Charter Proposal, which we refer to as the “Adjournment Proposal.”

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ITAC Common Stock at the close of business on           , 2021, are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

After careful consideration, the ITAC board of directors has determined that each of (i) the Business Combination Proposal, (ii) the ITAC Charter Proposal and (iii) the Adjournment Proposal are advisable and fair to and in the best interest of ITAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the ITAC Charter Proposal, and “FOR” the Adjournment Proposal, if presented.

The Merger is conditioned on the approval of each of the Business Combination Proposal and the ITAC Charter Proposal (the “Condition Precedent Proposals”) at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety. If the Business Combination Proposal is not approved by ITAC’s stockholders, the Merger will not be consummated and the Restated ITAC Charter will not be adopted.

All of ITAC’s stockholders are cordially invited to attend the Special Meeting virtually. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of ITAC Common Stock, you may also cast your vote virtually at the

Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the Business Combination Proposal and the ITAC Charter Proposal, but will have no effect on the Adjournment Proposal.

A complete list of ITAC stockholders of record entitled to vote at the Special Meeting will be available for ten days immediately prior to the Special Meeting at the principal executive offices of ITAC for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Merger is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of the proposals is more fully described in the accompanying proxy statement/prospectus, which each ITAC stockholder is encouraged to read carefully and in its entirety.

Thank you for your participation. We look forward to your continued support.

This proxy statement/prospectus is dated           , 2021 and is first being mailed to ITAC stockholders on or about           , 2021.

By Order of the Board of Directors

/s/ E. Scott Crist
E. Scott Crist
Chief Executive Officer and Chairman of the Board

Houston, Texas

          , 2021

ANNEXES
Annex A: Business Combination Agreement	A-1
Annex B: Restated Arbe Articles	B-1
Annex C: Restated ITAC Charter	C-1

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Arbe, constitutes a prospectus of Arbe under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the Arbe Ordinary Shares to be issued to ITAC stockholders in connection with the consummation of the Merger, (ii) the Arbe Warrants to be issued to holders of ITAC Warrants in connection with the consummation of the Merger, and (iii) the Arbe Ordinary Shares underlying the Arbe Warrants, in each instance, if the Merger is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the Special Meeting of ITAC stockholders at which ITAC stockholders will be asked to consider and vote upon a proposal to approve the Merger by the adoption of the Business Combination Agreement and the ITAC Charter Proposal, among other matters.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “Arbe” and the “Company” refer to Arbe Robotics Ltd., together with its subsidiaries. All references in this proxy statement/prospectus to “ITAC” refer to Industrial Tech Acquisitions, Inc.

Information in this proxy statement/prospectus relating to the number of outstanding Arbe Ordinary Shares and per share information, unless otherwise provided, reflect the present capitalization of Arbe. As a result of the Recapitalization described in this proxy statement/prospectus, the number of outstanding Arbe Ordinary Shares will change which will result in a change in the per share information.

EXCHANGE RATE PRESENTATION

Certain amounts described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which Arbe competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with Arbe’s own internal estimates, taking into account publicly available information about other industry participants and Arbe’s management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus,” “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Information About the Companies — Arbe’s Business” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

ITAC and Arbe own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable “©,” “SM” and “TM” symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “Arbe” and the “Company” refer to Arbe Robotics Ltd., a company organized under the laws of Israel, the term “ITAC” refers to Industrial Tech Acquisitions, Inc., a Delaware corporation, and “Merger Sub” refers to Autobot MergerSub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Arbe.

In addition, in this proxy statement/prospectus:

“2021 Plan” means the new equity incentive plan for Arbe pursuant to which Arbe may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes, such plan to be in substantially the form filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

“Adjournment Proposal” means the proposal to adjourn the Special Meeting of the stockholders of ITAC to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal or the ITAC Charter Proposal.

“Arbe Lock-up Agreement” means the agreements dated as of March 18, 2021 pursuant to which certain of Arbe’s principal shareholders agreed not to sell Arbe shares, subject to specified release provisions, during the one-year period commencing on the Closing Date.

“Arbe Ordinary Shares” means Arbe’s ordinary shares, with a nominal value of NIS 0.01 per share, having one vote per share; provided, however, that, as a result of, and in connection with, the Recapitalization, the nominal value of the Arbe Ordinary Share will be NIS 0.000216 per share.

“Arbe Preferred Shares” means the preferred shares, with a nominal value of NIS 0.01 per share, of Arbe, which will be converted into Arbe Ordinary Shares pursuant to the Recapitalization prior to the Effective Time.

“Arbe Shareholder Approval Matters” means (i) the adoption and approval of the Business Combination Agreement and the Transactions; (ii) the approval of the Restated Arbe Articles and the Recapitalization; (iii) the adoption and approval of the 2021 Plan; (iv) the appointment of the members of the Post-Closing Board of Directors of Arbe; (v) the issuance of Arbe Ordinary Shares and Arbe Warrants pursuant to the Business Combination Agreement, including (x) the Arbe Ordinary Shares issuable in connection with the PIPE Investment, (y) the Arbe Ordinary Shares issuable pursuant to the Recapitalization, and (z) the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants, the Continuing Arbe Warrants and Outstanding Arbe Options; and (vi) such other matters as Arbe and ITAC may mutually determine to be necessary or appropriate in order to effect the Transactions.

“Arbe Warrants” means the warrants to purchase Arbe Ordinary Shares to be issued to the holders of ITAC Warrants in connection with the consummation of the Merger.

“Broker Non-Vote” means the failure of an ITAC stockholder who holds shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 18, 2021, by and among ITAC, Arbe and Merger Sub, as such agreement may be amended or otherwise modified from time to time in accordance with its terms.

“Business Combination Proposal” means the proposal to adopt the Business Combination Agreement and approve the Transactions contemplated thereby.

“Closing” shall mean the closing of the Merger.

“Continuing Arbe Warrants” means Outstanding Arbe Warrants which (1) are not required by their terms to be exercised in connection with the Merger and (2) are not exercised at the election of the holder thereof prior to the consummation of the Recapitalization.

“Conversion Ratio” means such number Arbe Ordinary Shares as is determined by multiplying (1) one Arbe Ordinary Share by (2) the quotient obtained by dividing (A) the sum of (i) $525,000,000, plus (ii) on a dollar-for-dollar basis equal to the amount, if any, by which the ITAC Transaction Expenses (other than expenses relating to the PIPE Investment) (as defined in the Business Combination Agreement) exceed $7,000,000, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Arbe Ordinary Shares then outstanding and (ii) without duplication, the number of Arbe Ordinary Shares issuable upon the exercise of all then outstanding Continuing Arbe Warrants and Outstanding Arbe Options, (but excluding, in each instance, for the avoidance of doubt, any Arbe Ordinary Shares issued or issuable in connection with the PIPE Investment), and taking such quotient to five decimal places.

“Deadline Date” means the date by which ITAC must complete a business combination failing which it is required to liquidate, with the Trust Account being paid over to the holders of the Public Shares. Such date is December 11, 2021, which date may be extended for up to two periods of three months each upon payment into the Trust Account of an extension payment of $763,260 for each such three-month extension.

“DGCL” means the Delaware General Corporation Law.

“DTC” means The Depository Trust Company.

“Effective Time” means the effective time of the Merger pursuant to the Business Combination Agreement.

“Enhanced Lock-up Restrictions” means the additional restrictions to which the Sponsor is subject pursuant to the Founder Lock-Up Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercising Arbe Warrants” means Outstanding Arbe Warrants, other than the Continuing Arbe Warrants, which have been exercised prior to or as a part of the Recapitalization.

“Existing Arbe Articles” means the Amended and Restated Articles of Association of Arbe in effect on the date of this proxy statement/prospectus.

“Existing ITAC Charter” means ITAC’s amended and restated certificate of incorporation as in effect on the date of this proxy statement/prospectus.

“Founder Lock-up Agreement” means the lock-up agreement, dated March 18, 2021, pursuant to which the Sponsor agreed to certain restrictions on the sale of the Arbe Ordinary Shares to be issued to the Sponsor pursuant to the Business Combination Agreement in addition to the restrictions set forth in the Letter Agreement.

“Founder Registration Rights Agreement” means the registration rights agreement, dated as of September 8, 2020, pursuant to which ITAC granted registration rights to the Sponsor.

“Founder Registration Rights Agreement Amendment” means the first amendment dated March 18, 2021 to the Founder Registration Rights Agreement pursuant to which Arbe agreed to assume the obligations of ITAC under the Founder Registration Rights Agreement.

“Founder Shares” means the shares of ITAC Class B Common Stock initially purchased by the Sponsor in a private placement prior to the IPO.

“Insiders” means the executive officers and directors of ITAC.

“IPO” means the initial public offering of Units of ITAC, pursuant to its prospectus dated September 8, 2020.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended.

“ITAC Charter Proposal” means the proposal to amend and restate the Existing ITAC Charter to change the corporate name of ITAC to Autobot HoldCo, Inc., to change the authorized capital stock to 100 shares of common stock and to otherwise restate the Existing ITAC Charter to a certificate of incorporation appropriate for a privately owned corporation, such amendment and restatement to become effective upon the effectiveness of the Merger.

“ITAC Class A Common Stock” means ITAC’s Class A common stock, par value $0.0001 per share.

“ITAC Class B Common Stock” means ITAC’s Class B common stock, par value $0.0001 per share.

“ITAC Common Stock” means ITAC Class A Common Stock and ITAC Class B Common Stock.

“ITAC Private Warrants” means the ITAC Warrants sold to the Sponsor in a private placement in connection with the IPO or otherwise sold in a private placement and include any ITAC Warrants issued upon conversion of any convertible promissory note issued to the Sponsor.

“ITAC Public Warrants” means ITAC Warrants included in Units sold in the IPO.

“ITAC Warrant” means a warrant to purchase one share of ITAC Class A Common Stock at a price of $11.50 per share, which may be either an ITAC Public Warrant or an ITAC Private Warrant.

“Letter Agreement” means the Letter Agreement, by and between ITAC, its officers and directors and the Sponsor, pursuant to which the Sponsor and ITAC’s officers and directors agreed, among other things, to vote in favor of any proposed business combination, not to seek any redemption of any shares of ITAC Common Stock owned by them, and to certain lock-up provisions.

“Maxim” means Maxim Group LLC, the underwriter of ITAC’s IPO.

“Maximum Redemption Scenario” assumes that that all Public Stockholders holding 7,623,600 Public Shares will exercise their redemption rights for the approximately $77.0 million of funds in the Trust Account. Arbe’s obligations under the Business Combination Agreement are subject, among other conditions, to the amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of the computation of Minimum Cash Requirement includes any cash paid to Arbe if Arbe exercises its right to directly issue Arbe Ordinary Shares pursuant to the PIPE Subscription Agreements) will not be less than $100,000,000 (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or Arbe’s Transaction Expenses or other liabilities due at the Closing (the “Minimum Cash Condition”). Under the Existing ITAC Charter, ITAC is prohibited from redeeming or repurchasing Public Shares submitted for redemption if such redemption would result in ITAC’s or Arbe’s failure to have net tangible assets (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)) in excess of $5,000,001. As ITAC expects that, at Closing, ITAC or Arbe will retain at least the minimum required capital to satisfy ITAC’s obligation to maintain net tangible assets in excess of $5,000,001, the Minimum Cash Condition will be satisfied if the PIPE investors consummate their PIPE investments for an aggregate of $100 million of Arbe Ordinary Shares.

“Merger” means the merger of Merger Sub with and into ITAC, with ITAC surviving the merger and becoming a wholly-owned subsidiary of Arbe, along with the other transactions contemplated by the Business Combination Agreement.

“Minimum Cash Requirement” means that the aggregate amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of the computation of Minimum Cash Requirement includes any cash paid to Arbe if Arbe exercises its right to directly issue Arbe Ordinary Shares pursuant to the Subscription Agreements with the PIPE Investors) will not be less than $100,000,000 (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or Arbe’s Transaction Expenses or other liabilities due at the Closing).

“Nasdaq” means the Nasdaq Stock Market.

“No Redemption Scenario” means a scenario in which no Public Stockholder elects to have his or her Public Shares redeemed in connection with the Merger.

“Outstanding Arbe Options” means outstanding options to purchase Arbe Ordinary Shares issued pursuant to Arbe’s existing option plans that are outstanding on the date of the Recapitalization.

“Outstanding Arbe Warrants” means the warrants issued by Arbe which are outstanding on the date of the Business Combination Agreement which give the holders the right to purchase Arbe Ordinary Shares or Arbe Preferred Shares, as applicable.

“PIPE Investment” means the purchases of PIPE Shares pursuant to PIPE Subscription Agreements with the PIPE Investors, such purchases to be consummated immediately prior to the consummation of the Merger.

“PIPE Investors” means certain accredited investors who executed PIPE Subscription Agreements pursuant to which they agreed, in the aggregate, to purchase the PIPE Shares.

“PIPE Shares” means 10,000,000 shares of ITAC Class A Common Stock subscribed for and to be purchased by the PIPE Investors pursuant to the PIPE Subscription Agreements; provided, however, that in lieu of such shares of ITAC Class A Common Stock, Arbe has the right to issue Arbe Ordinary Shares to the PIPE Investors upon completion of the Recapitalization (with the PIPE Shares not participating in the Recapitalization) in the same number and the same price per share that would apply if ITAC were the issuer.

“PIPE Subscription Agreements” means the subscription agreements entered into by the PIPE Investors, pursuant to which the PIPE Investors have committed to subscribe for and purchase the PIPE Shares at a purchase price per share of $10.00.

“Post-Closing Board of Directors” means the board of directors of Arbe composed of seven directors, consisting of four directors designated by Arbe, at least two of whom will be considered independent under Nasdaq requirements; one director designated by ITAC, and two independent directors (under Nasdaq requirements) mutually agreed upon by Arbe and ITAC.

“Prospectus” means the prospectus dated September 8, 2020 included in the Registration Statements on Form S-1 (Registration No. 333-242339) filed by ITAC with the SEC in connection with the IPO.

“Public Shares” means shares of ITAC Class A Common Stock issued as part of the Units sold in the IPO.

“Public Stockholders” means the holders of Public Shares of ITAC.

“Recapitalization” means the recapitalization whereby (i) all Exercising Arbe Warrants are exercised in accordance with their terms, (ii) all outstanding Arbe Preferred Shares are converted into Arbe Ordinary Shares in accordance with their terms and the Existing Arbe Charter, and (iii) each Arbe Ordinary Share that is outstanding after the exercise and conversion pursuant to clauses (i) and (ii) of this definition will become and be converted into such number of Arbe Ordinary Shares as is determined by multiplying such Arbe Ordinary Share by the Conversion Ratio. Each Outstanding Arbe Warrant and Outstanding Arbe Option shall be adjusted to reflect the Recapitalization.

“Redemption” means ITAC’s acquisition of Public Shares in connection with the Merger pursuant to the right of the holders of Public Shares to have their shares redeemed in accordance with the procedures described in this proxy statement/prospectus.

“Restated Arbe Articles” means the amendment and restatement of the Existing Arbe Articles, in the form attached to this proxy statement/prospectus as Annex B, and approved by the Arbe shareholders as one of the Arbe Shareholder Approval Matters.

“Restated ITAC Charter” means the amended and restated certificate of incorporation of ITAC in the form attached as Annex C to this proxy statement/prospectus which changes the corporate name of ITAC to Autobot HoldCo, Inc., changes the authorized capital stock of ITAC to 100 shares of common stock and otherwise restates the Existing ITAC Charter to a certificate of incorporation appropriate for a privately-owned corporation, all as described in “Proposal No. 2. The ITAC Charter Proposal.”

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Special Meeting” means the Special Meeting of the stockholders of ITAC, to be held virtually on         , 2021 at         . Eastern time, accessible at          or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

“Sponsor” means Industrial Tech Partners, LLC, a Delaware limited liability company.

“Sponsor Shares” means 1,905,900 shares of ITAC Class B Common Stock, which will become the right to receive 1,905,900 Arbe Ordinary Shares pursuant to the Business Combination Agreement.

“Transaction” or “Transactions” means the transactions contemplated by the Business Combination Agreement and the PIPE Subscription Agreements to occur at or immediately prior to the Closing, including the Recapitalization and the Merger.

“Transaction Expenses” means all fees and expenses of any of Arbe or ITAC incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the Transactions, including, without limitation, any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of ITAC or Arbe, including any all deferred expenses (including fees and commissions payable to underwriter of ITAC’s IPO).

“Trust Account” means the trust account that holds the proceeds of the IPO and of the concurrent sale of the ITAC Private Warrants.

“Trust Agreement” means the investment management trust agreement effective September 11, 2020, between ITAC and Continental Stock Transfer & Trust Company, LLC.

“U.S. dollar,” “USD,” “US$” and “$” mean the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S.” means the United States of America.

“Units” means Units issued in the IPO, each consisting of one share of ITAC Class A Common Stock and one Public Warrant.

“Voting Agreements” means the agreements pursuant to which certain holders of Arbe Preferred Shares and/or Arbe Ordinary Shares agreed to vote their shares of Arbe in favor of the Merger.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of Arbe. All such determinations will be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Warrant Agreement” means that certain warrant agreement, dated as of September 8, 2020, between ITAC and Continental Stock Transfer & Trust Company, LLC.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

The descriptions below of the material terms of the Merger are intended to be summaries of such terms. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the terms of the Business Combination Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

The parties to the Business Combination Agreement are Arbe, Merger Sub and ITAC. Pursuant to the Business Combination Agreement:

i.       Pursuant to the Recapitalization, prior to the Effective Time but contingent upon the completion of the Merger, (a) each Exercising Arbe Warrant will be exercised to purchase Arbe Ordinary Shares or Arbe Preferred Shares in accordance with the terms of Exercising Arbe Warrants, (b) immediately following such exercise by the holders of Exercising Arbe Warrants, each outstanding Arbe Preferred Share shall be converted into Arbe Ordinary Shares in accordance with the Arbe Existing Articles and (c) Arbe will effect a recapitalization of the Arbe Ordinary Shares so that the holders of the Arbe Ordinary Shares (and options and warrants to acquire Arbe Ordinary Shares that are not converted to Arbe Ordinary Shares in the Recapitalization) will have shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $525,000,000, plus the amount of any ITAC transaction expenses (other than expenses related to the PIPE Investment) in excess of $7,000,000, on a fully diluted basis (the ratio at which Company Ordinary Shares are recapitalized being referred to herein as the Conversion Ratio); and (d) with respect to outstanding options and warrants to purchase Arbe Ordinary Shares, the number of Arbe Ordinary Shares issuable upon exercise of such security will be multiplied by the Conversion Ratio and the exercise price of such security will be multiplied by the Conversion Ratio. The Business Combination Agreement does not provide for any purchase price adjustments (other with respect to ITAC transaction expenses above $7,000,000, as described above, for which there is no post-closing adjustment). No fractional Arbe Ordinary Shares shall be issued to holders of Arbe Ordinary Shares, and any fractional shares will be rounded to the next higher integral number of Arbe Ordinary Shares.

ii.      Immediately prior to the Effective Time, but after the Recapitalization, subject to the next sentence, the PIPE Investors will purchase 10,000,000 shares of ITAC Class A Common Stock at a purchase price of $10.00 per share, for a total purchase price of $100,000,000 pursuant to the PIPE Subscription Agreements. Notwithstanding the forgoing, pursuant to the PIPE Subscription Agreements, Arbe has the right to issue to the PIPE Investors a total of 10,000,000 Arbe Ordinary Shares after the completion of the Recapitalization, in which event ITAC will no longer have an obligation to sell ITAC Class A Common Stock to the PIPE Investors and the PIPE Investors shall have no right to purchase ITAC Class A Common Stock from ITAC. For the avoidance of doubt, the PIPE Investors shall not participate in the Recapitalization.

iii.     Following the consummation of the Recapitalization, Merger Sub will, at the Effective Time, be merged with and into ITAC, which will continue as a wholly-owned subsidiary of Arbe, and in connection therewith, (a) each share of ITAC Common Stock issued and outstanding immediately prior to the Effective Time, including shares of ITAC Class A Stock, if any, issued in a PIPE Investment to be consummated immediately prior to the Effective Time, be cancelled, in exchange for the right of the holder thereof to receive an equal number of Arbe Ordinary Shares, and (b) each ITAC Warrant outstanding immediately prior to the Effective Time will be exchanged for the right to receive an Arbe Warrant to purchase the same number of Arbe Ordinary Shares at the same exercise price during the same exercise period as the ITAC Warrant being exchanged.

iv.      The Existing ITAC Charter shall be amended and restated substantially in the form of the Restated ITAC Charter, and each issued and outstanding share of common stock, of Merger Sub will become and be converted into the right to receive one share of common stock, par value $0.01 per share, of ITAC, with the result that the Surviving Company will become a direct, wholly-owned subsidiary of Arbe.

v.       As a result of the Recapitalization, each Continuing Arbe Warrant and each Outstanding Arbe Option will become a warrant or an option to purchase such number of Arbe Ordinary Shares, in each instance determined by (i) multiplying the number of Arbe Ordinary Shares issuable upon such exercise of such security by the Conversion Ratio and (ii) dividing the exercise price of such security by the Conversion Ratio. All fractional Arbe Ordinary Shares will be rounded to the next higher integral number of Arbe Ordinary Shares, and the adjusted purchase price or exercise price will be computed to two decimal places.

Upon consummation of the Merger, Arbe will become a publicly traded company. Arbe intends to apply for listing of the Arbe Ordinary Shares and Arbe Warrants on Nasdaq under the proposed symbols “ARBE” and “ARBEW,” respectively, to be effective at the consummation of the Merger. It is a condition of the consummation of the Merger that the Arbe Ordinary Shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger, there can be no assurance that Arbe’s securities will be listed on Nasdaq or that a viable and active trading market in the securities will develop following the consummation of the Merger

Upon the consummation of the Merger, the number of directors of Arbe will be set at seven persons, with the initial post-Closing directors being those persons named under “Management of Arbe Following the Merger.” The Business Combination Agreement provides that these directors will be selected as follows: (i) four directors will be designated by Arbe, at least two of whom will be independent directors, (ii) one director designated by ITAC, and (iii) two independent directors mutually agreed on by Arbe and ITAC. The independent directors will meet the Nasdaq definition of independent director. Upon completion of the Merger, the current officers of Arbe will remain officers of Arbe, holding equivalent positions to those held by them with Arbe prior to the Merger. See the section entitled “Management of Arbe Following the Merger.”

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties relating to their respective business and operations during the period between the signing of the Business Combination Agreement and the earlier of (x) the Closing or (y) the earlier termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), in each instance, and as more thoroughly described in the Business Combination Agreement, including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Arbe to ITAC; (iv) ITAC’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) further assurances; (ix) public announcements; and (x) confidentiality. Each party also agreed, during the Interim Period, not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

The Business Combination Agreement contains conditions to Closing customary for a transaction of this nature, including the following mutual conditions of the parties (unless waived to the extent legally permissible): (i) approval of the shareholders of ITAC and Arbe; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Arbe or ITAC; (ix) approval of Arbe’s Nasdaq listing application; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by Arbe, the obligations of Arbe and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAC of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) ITAC having performed in all material respects its obligations and complied in all material respects with its covenants and Agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to ITAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) the execution of the Founder Lock-Up Agreement; and (v) at the Closing, ITAC will have at least $100,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment (including any PIPE Investment directly into Arbe, as described above), prior to paying any of ITAC’s expenses and liabilities due at the Closing.

Unless waived by ITAC, the obligations of ITAC to consummate the Merger are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Arbe and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Arbe and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Arbe and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and Agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Arbe or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Lock-Up Agreements (as described below) being in full force and effect as of the Closing; and (v) non-competition Agreements (in a form to be mutually agreed prior to Closing) having been executed and delivered by certain executive officers of Arbe and be in full force and effect as of the Closing.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of ITAC and Arbe; (ii) by either ITAC or Arbe if any of the conditions to Closing have not been satisfied or waived by August 31, 2021; (iii) by either ITAC or Arbe if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either ITAC or Arbe in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by ITAC if there has been a Material Adverse Effect on Arbe and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by Arbe if there has been a Material Adverse Effect on ITAC following the date of the Business Combination Agreement that is uncured and continuing; and (vii) by either ITAC or Arbe if Arbe holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction and such approval is not obtained.

Pursuant to the Business Combination Agreement, Arbe entered into a Founder Registration Rights Amendment pursuant to which Arbe agreed to assume ITAC’s obligations under the registration rights agreement signed by ITAC and the Sponsor at the time of ITAC’s initial public offering.

Pursuant to the Business Combination Agreement, Arbe agreed to file a registration statement on Form F-1 covering (i) sale by the holders of the Arbe Ordinary Shares which are outstanding immediately following the Recapitalization (but prior to the PIPE Investment and the issuance of Arbe Ordinary Shares and Arbe Warrants to the holders of ITAC Common Stock and ITAC Warrants) and (ii) the issuance of Arbe Ordinary Shares upon exercise of Continuing Warrants. Certain Arbe significant shareholders and insiders have executed a lock-up agreement pursuant to which each of them agreed during the one-year period subsequent to the Closing not to sell any of their Arbe Ordinary Shares, subject to release if and to the extent certain stock price levels are reached. These lock-up agreements apply to shares registered pursuant to a registration statement on Form F-1.

Pursuant to the PIPE Subscription Agreements, Arbe also agreed to file a registration statement covering the Arbe Ordinary Shares issued in the PIPE Investment (or any ITAC Shares issues in the PIPE Investment and converted into Arbe Ordinary Shares in connection with the consummation of the Merger).

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/prospectus?

A. ITAC and Arbe have agreed to pursue the Merger under and in accordance with the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and ITAC encourages its stockholders to read it in its entirety. ITAC’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination Agreement and certain other related matters, which, among other things, provides for Merger Sub to be merged with and into ITAC with ITAC being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Arbe, and the holders of ITAC Common Stock and ITAC Warrants becoming holders of Arbe Ordinary Shares and Arbe Warrants, respectively. See “Proposal No. 1 — The Business Combination Proposal” and “Description of the Business Combination Agreement.”

Q. In addition to the Business Combination Proposal, what is being voted on at the Special Meeting?

A. In addition to the Business Combination Proposal, ITAC’s stockholders are being asked to vote to adopt the Restated ITAC Charter, which changes the name of ITAC to Autobot HoldCo, Inc., changes the authorized capital stock to 100 shares of common stock and otherwise restates the Existing ITAC Charter to a certificate of incorporation appropriate for a privately-owned corporation. Following the consummation of the Merger, ITAC will become a wholly-owned subsidiary of Arbe. See the “Proposal No. 2 — ITAC Charter Proposal.”

The ITAC stockholders may also be asked to consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Special Meeting, ITAC would not have been authorized to consummate the Merger. See the section entitled “Proposal No. 3 — The Adjournment Proposal.”

ITAC will hold the Special Meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Merger and the other matters to be acted upon at the Special Meeting. Stockholders should read it, including the documentation annexed hereto, carefully.

The vote of stockholders is important. Stockholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.
Q. Why is ITAC proposing the Merger?	A. ITAC was organized to effect a merger, capital stock exchange, asset acquisition or other business combination similar to the Merger with one or more businesses or entities.

ITAC completed its IPO of 7,500,000 Units on September 11, 2020, with each Unit consisting of one share of ITAC Class A Common Stock and one ITAC Public Warrant, concurrently with a private placement of 3,075,000 ITAC Private Warrants for $3,075,000. Each ITAC Warrant (both the Public Warrants and the Private Warrants) entitles the holder to purchase one share of ITAC Class A Common Stock at a price of $11.50. On October 13, 2020, the Company completed the sale of an additional 123,600 Units that were subject to the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $1,236,000. Following the closing of the over-allotment option, an aggregate amount of $76,998,360 has been placed in the Trust Account established in connection with the IPO. Since the IPO, ITAC’s activity has been limited to the evaluation of Merger candidates.

Arbe is a provider of 4D Imaging Radar solutions, and is leading a radar revolution, enabling truly safe driver-assist systems today while paving the way for fully autonomous driving. Arbe is empowering automakers, tier-1 companies, and enabling autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception. Arbe’s Imaging Radar offers an order of magnitude higher resolution than any other competing radar solution in the market, and is an essential sensor for L2+ and higher levels of autonomy. Arbe’s solution includes an RF chipset with the largest channel array in the industry, a groundbreaking radar processor chip, and artificial intelligence (AI)-based post-processing. Founded in 2015, Arbe has offices in Israel and the United States.

Based on ITAC’s due diligence investigations of Arbe and the industry in which it operates, including the financial and other information provided by Arbe in the course of their negotiations, ITAC believes that Arbe has an appealing growth profile and that the proposed Merger presents a compelling valuation. As a result, ITAC believes that the proposed Merger with Arbe will provide ITAC stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “Proposal No. 1 — The Business Combination Proposal — The ITAC Board of Directors’ Reasons for the Merger.”

Q. What will happen to ITAC’s securities upon consummation of the Merger?

A. Each outstanding ITAC Unit will be separated into its components — the ITAC Common Stock and the ITAC Warrants — and the ITAC Units will cease to trade. The ITAC Units, ITAC Class A Stock and the ITAC Warrants are currently listed on Nasdaq under the symbols “ITACU,” “ITAC” and “ITACW,” respectively. ITAC’s securities will cease trading following the consummation of the Merger. Arbe intends to apply for listing of the Arbe Ordinary Shares and Arbe Warrants on Nasdaq under the proposed symbols “ARBE” and “ARBEW,” respectively, to be effective upon consummation of the Merger. While trading on Nasdaq is expected to begin on the first business day following the consummation of the Merger, there can be no assurance that Arbe’s securities will be listed on Nasdaq or that a viable and active trading market will develop. A Nasdaq listing is a condition to Arbe’s obligation to close, so, unless Arbe waives the closing condition, the Merger will not be completed if the Arbe Ordinary Shares are not listed on Nasdaq. See “Risk Factors — Risks Related to the Merger” for more information.

Q. What will happen in the Merger?

A. Subject to the terms and conditions set forth in the Business Combination Agreement, at the Closing, Merger Sub will merge with and into ITAC, with ITAC surviving as a wholly-owned subsidiary of Arbe. Each share of ITAC Common Stock will become and be converted into the right to receive one Arbe Ordinary Share and each ITAC Warrant will become and be converted into the right to receive an Arbe Warrant to purchase the same number of Arbe Ordinary Shares at the same exercise price per share as the ITAC Warrant, which is $11.50 per share.

More specifically, immediately following Closing, assuming the “No Redemption Scenario”:

•   All of the outstanding shares of ITAC Common Stock, consisting of (i) 7,774,836 shares of ITAC Class A Common Stock, of which 7,623,600 are held by the Public Stockholders, (ii) 1,905,900 shares ITAC Class B Common Stock held by the Sponsor, and (iii) 10,000,000 shares of ITAC Class A Common to be held by the PIPE Investors (unless Arbe elects to issue 10,000,000 Arbe Ordinary Shares to the PIPE Investors directly) will be converted into the right receive a total of 19,680,736 Arbe Ordinary Shares.

•   All of the outstanding ITAC Warrants, consisting of (i) 7,623,600 ITAC Public Warrants held by ITAC’s Public Stockholders and (ii) 3,112,080 ITAC Private Warrants, will become and be converted into a total of 10,735,680 Arbe Warrants. In addition, the Sponsor may, but is not obligated to, lend funds to ITAC as may be required for working capital, in connection with the business combination. Such working capital loans would be convertible into ITAC Private Warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 ITAC warrants if $1,500,000 of notes were converted. ITAC has issued its $250,000 non-interest bearing promissory note to the Sponsor and the Sponsor has funded $100,000 under the note as of the date of the proxy statement/prospectus. This note is convertible at the election of the holder, into one ITAC Private Warrant for each dollar of the outstanding principal amount of the note that is converted. To the extent this note is converted into ITAC Private Warrants, the number of Arbe Warrants to be issued will be increased. The Sponsor has advised ITAC that it does not intend to convert the convertible note. In connection with ITAC’s initial public offering, ITAC issued to Maxim an option to purchase up to a total of 203,296 units (each consisting of one share of ITAC Common Stock and one redeemable ITAC public warrant to purchase one share of ITAC Common Stock at $11.50 per unit, commencing on the later of (i) the consummation of a business combination by ITAC and (ii) six months from September 11, 2020. Pursuant to the Merger, this unit purchase option will become an option to purchase 203,296 units, each unit consisting of one Arbe Ordinary Shares and one Arbe Warrant.

•   After the Recapitalization, at the Effective Time, the Arbe security holders will hold a total of 48,275,832 Arbe Ordinary Shares, Arbe Continuing Warrants to purchase 228,076 Arbe Ordinary Shares and Arbe Continuing Options to purchase a total of 3,996,092 Arbe Ordinary Shares. Accordingly, after the consummation of the Merger and the issuance of the PIPE Shares, there will be a total of (i) 67,956,568 Arbe Ordinary Shares outstanding, and (ii) an additional 10,938,976 Arbe Ordinary Shares reserved issuance upon exercise of the (x) the Arbe Warrants issuable in exchange for the 7,623,600 ITAC Public Warrants and 3,105,900 ITAC Private Warrants, (y) 203,296 Arbe Ordinary Shares issuable upon the exercise of the Underwriter’s unit purchase option and 203,296 Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants issuable upon exercise of the underwriter’s unit purchase option, and (z) 4,224,168 shares issuable upon exercise of the Arbe Continuing Warrants (228,076 shares) and the Outstanding Arbe Options (3,996,092 shares). In addition, ITAC Private Warrants may be issued upon conversion of the ITAC convertible promissory note issued to the Sponsor. However, the Sponsor has advised ITAC that it does not intend to convert the convertible note.

Q. Are the proposals conditioned on one another?

Yes. The Merger is conditioned on the approval of Restated Charter Proposal and the Restated Charter Proposal is conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q. What will be the relative equity stakes of ITAC’s public stockholders, the Sponsor, the PIPE Investors and Arbe’s existing shareholders in Arbe upon completion of the Merger?

A. Upon consummation of the Merger, Arbe will become a public company and ITAC will become a wholly-owned subsidiary of Arbe. In connection therewith, the former security holders of ITAC and the PIPE Investors will all become security holders of Arbe.

Upon consummation of the Merger, assuming the No Redemption Scenario and after giving effect to the Recapitalization, the post-Closing share ownership of Arbe Ordinary Shares would be as follows:
	Arbe Ordinary Shares(1) Assuming No Redemption		Arbe Ordinary Shares(1) Assuming Maximum Redemption
	Shares	%	Shares	%
ITAC public stockholders	7,623,600	(11.22)%	0	(0.00)%
Sponsor(2)	1,905,900	(2.80)%	1,905,900	(3.16)%
Maxim	151,236	(0.22)%	151,236	(0.25)%
PIPE Investors	10,000,000	(14.72)%	10,000,000	(16.57)%
Existing Arbe shareholders(3)	48,275,832	(71.04)%	48,275,832	(80.02)%
Total	67,956,568	(100.00)%	60,332,968	(100.00)%

____________

(1)      Excludes all 10,938,976 ITAC Warrants, including ITAC Warrants issuable upon exercise of Maxim’s unit purchase option.

(2)      Excludes Arbe Ordinary Shares issuable upon exercise of ITAC Private Warrants.

(3)      Excludes Arbe Continuing Warrants and Outstanding Arbe Options to purchase a total of 4,224,168 Arbe Ordinary Shares.

The number of Arbe Ordinary Shares to be held by the existing Arbe Shareholders reflects the Recapitalization and is subject to increase in the event that ITAC’s Transaction Expenses (other than expenses relating to the PIPE Investment) exceed $7,000,000. See “The Business Combination Agreement.”

Pursuant to the Existing ITAC Charter, in connection with the completion of the Merger, each ITAC Public Stockholder may elect to have its shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing ITAC Charter. Payment for such redemptions will come from the Trust Account. To the extent ITAC’s Public Stockholders elect to have their shares redeemed, the consideration to be paid and the relative ownership table described above will be modified accordingly. A final ownership calculation will be disclosed upon Closing of the Merger.

Q. What are the U.S. Federal income tax consequences of the Merger to U.S. holders of ITAC Common Stock and/or Public Warrants?

A. As described more fully under the section entitled “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger,” the parties to the Merger intend that the Merger qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) to U.S. Holders (as defined below) of ITAC Common Stock and/or ITAC Warrants. However, there are significant factual and legal uncertainties as to whether the Merger will qualify as a reorganization within the meaning of Code Section 368.

In addition, Section 367(a) of the Code and the Treasury regulations promulgated thereunder, in certain circumstances, may impose additional requirements for certain U.S. Holders to qualify for tax-deferred treatment with respect to the exchange of ITAC Common Stock and/or ITAC Warrants in the Merger.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders of ITAC Common Stock and/or ITAC Warrants, including the application of Section 367(a) of the Code, see the section entitled “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger.” If you are a U.S. Holder whose ITAC Common Stock and/or ITAC Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Certain Material U.S. Federal Income Tax Considerations.”

Q. What are the U.S. federal income tax consequences of exercising my redemption rights?

A. Whether the redemption is subject to U.S. federal income tax depends on the particular facts and circumstances. Please see the section entitled “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to ITAC Common Stock” or “Certain Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Non-U.S. Holders Exercising Redemption Rights with Respect to ITAC Common Stock” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q. Did the ITAC board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A. The ITAC board of directors did not obtain a third-party valuation or fairness opinion in connection with the board’s determination to approve the Merger with Arbe and entry into the Business Combination Agreement. The officers and directors of ITAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of ITAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Merger with Arbe. In addition, ITAC’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying on the information contained herein and on the judgment of the ITAC board of directors in valuing Arbe’s business, and assuming the risk that the board of directors may not have properly valued such business.

Q. How many votes do I have at the Special Meeting?

A. ITAC stockholders are entitled to one vote at the Special Meeting for each share of ITAC Common Stock held of record as of         , 2021, the record date for the Special Meeting. As of the close of business on the record date, there were 9,680,736 shares of ITAC Common Stock outstanding. This number includes 7,774,836 shares of ITAC Class A Common Stock and 1,905,900 shares of ITAC Class B Common Stock. The holders of the ITAC Class A Common Stock and the Class B Common Stock vote together as a single class of ITAC Common Stock.

Q. What vote is required to approve the proposals presented at the Special Meeting?

A. The approval of the Business Combination Proposal and the Restated Charter Proposal require the affirmative vote of the holders of a majority of the outstanding shares of ITAC Common Stock entitled to vote. The approval of the Adjournment Proposal, if presented, will require the affirmative vote of a majority of the votes cast by holders of shares of ITAC Common Stock present and entitled to vote at the Special Meeting. The holders of the ITAC Common Stock, which includes the ITAC Class A Common Stock and ITAC Class B Common Stock, vote as a single class. A stockholder’s failure to vote by proxy or to vote virtually at the Special Meeting will have the same effect as voting “Against” the Business Combination Proposal and the ITAC Charter Proposal but, assuming a quorum is established, will have no effect on the Adjournment Proposal.

Q. What constitutes a quorum at the Special Meeting?

A. Holders of a majority in voting power of ITAC Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting. As of the record date, the presence, in person or by proxy, of 4,840,369 shares of ITAC Common Stock is required to achieve a quorum.

Q. How do the insiders of ITAC intend to vote on the proposals?

A. The Sponsor beneficially owns and is entitled to vote an aggregate of approximately 19.7% of the outstanding shares of ITAC’s Common Stock. The Sponsor has agreed to vote its securities in favor of each of the proposals.

Q. What interests do the Sponsor and the current officers and directors of ITAC have in the Merger?

A. In considering the recommendation of the ITAC board of directors to vote in favor of the Merger, ITAC stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of ITAC’s directors and officers have interests in the Merger that are different from, or in addition to, those of other stockholders generally. ITAC’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, in recommending to stockholders that they approve the Merger and in Agreeing to vote their shares in favor of the Merger. Stockholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things, the fact that:

•   ITAC’s chief executive officer is the managing member of the Sponsor and has an economic interest in the Sponsor and the other directors of ITAC have an equity interest in the Sponsor.

•   If the Merger with Arbe or another business combination is not consummated by ITAC by the Deadline Date, which is December 11, 2021 (15 months from the closing of the ITAC’s IPO) which date may be extended for up to two periods of three months upon payment to the Trust Account of $762,360 for each three-month extension, ITAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the ITAC Common Stock held by the Sponsor, which was acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $        based upon the closing price of $        per share on Nasdaq on    , 2021, the record date for the Special Meeting. On the other hand, if the Merger is consummated, outstanding shares of ITAC Common Stock and ITAC Private Warrants owned by the Sponsor will be converted into the right to receive an equal number of Arbe Ordinary Shares and Arbe Warrants.

•        The Sponsor purchased 3,112,080 ITAC Private Warrants from ITAC for $1.00 per ITAC Private Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. A portion of the net proceeds of the IPO (including the net proceeds of the underwriters’ partial exercise of the over-allotment option) and the simultaneous private placement of the ITAC Private Warrants, for a total of $76,998,360 was placed in the Trust Account. Such ITAC Private Warrants had an aggregate market value of $        based upon the closing price of $        per Public Warrant on Nasdaq on    , 2021. The ITAC Private Warrants and the ITAC Common Stock underlying the ITAC Private Warrants will become worthless if ITAC does not consummate an initial business combination by the Deadline Date. On the other hand, if the Merger is consummated, each outstanding ITAC Warrant will become an Arbe Warrant exercisable to purchase one Arbe Ordinary Share following consummation of the Merger and each outstanding share of ITAC Common Stock will be converted into one Arbe Ordinary Share.

•   If ITAC is unable to complete an initial business combination by December 11, 2021, or such later date to which the date may be extended, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of a target business or claims of vendors or other entities that are owed money by ITAC for services rendered or contracted for or products sold to ITAC, but only if such a vendor or target business has not executed a waiver.

•   The Business Combination Agreement provides that following the Merger, Arbe will maintain for not less than six years from the Closing, provisions in its organizational documents regarding the indemnification and exoneration of officers and directors that are no less favorable to such persons than the provisions in ITAC’s Existing Charter.

•   E. Scott Crist, ITAC’s chief executive officer and a director, will be ITAC’s designee to the Arbe board of directors upon the effectiveness of the Merger. As a director, in the future he may receive any cash fees, stock options or stock awards that the Arbe board of directors determines to pay to its directors.

Q. Do I have redemption rights?

A. If you are a holder of Public Shares, you have the right to request that ITAC redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus regardless of whether your vote in favor or or against the Merger or whether you vote at all. Public Stockholders may elect to redeem all or a portion of the public shares held by them regardless of how they vote in respect of the Business Combination Proposal or any other proposal set forth herein. If you wish to exercise your redemption rights, see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. This restriction on redemption does not restrict the ability of such stockholders to vote all of their shares for or against the proposals submitted at the Special Meeting. In addition, pursuant to ITAC’s Charter, in no event will ITAC redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. In such case, ITAC would not proceed with the redemption of Public Shares and the Merger, and instead may search for an alternate initial business combination.

The Sponsor has agreed to waive its redemption rights in connection with the consummation of the Merger with respect to all of the shares of ITAC Common Stock held by the Sponsor in connection with the consummation of the Merger. See the section titled “Special Meeting of ITAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q. How do I exercise my redemption rights?

A. In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time on         , 2021 (two business days before the Special Meeting), (x) submit a written request, which includes the name of the beneficial owner of the Public Shares to be redeemed, to ITAC’s transfer agent that ITAC redeem your Public Shares for cash, and (y) deliver your stock to ITAC’s transfer agent physically or electronically through the Depository Trust Company (“DTC”). The address of Continental Stock Transfer & Trust Company, ITAC’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Any demand for redemption, once made, may be withdrawn at any time until the date of the Special Meeting. After the date of the Special Meeting, a demand for redemption may only be withdrawn with ITAC’s written consent. If you deliver your shares for redemption to ITAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that ITAC’s transfer agent return the shares to you (physically or electronically). You may make such request by contacting ITAC’s transfer agent at the address listed under the question “Who can help answer my questions?” below.

Q. Do I have appraisal rights if I object to the proposed Merger?

A. Under Section 262 of the General Corporation Law of the State of Delaware, neither the holders of ITAC Common Stock nor the holders of ITAC Warrants will have appraisal rights in connection with the Merger.

Q. If I am an ITAC Warrant holder, can I exercise redemption rights with respect to my Warrants?	A. No. The holders of ITAC Warrants have no redemption rights with respect to such securities.
Q. If I am a Unit holder, can I exercise redemption rights with respect to my Units?	A. No. Holders of outstanding Units must separate the underlying shares of ITAC Common Stock and ITAC Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, ITAC’s transfer agent, with written instructions to separate such Units into Public Shares and ITAC Public Warrants. This must be completed far enough in advance to permit the mailing of the certificate for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, bank, or other nominee holds your Units, you must instruct such broker, bank or nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, ITAC’s transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant Units and a deposit of an equal number of ITAC Common Stock and ITAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the ITAC Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your ITAC Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q. I am an ITAC warrant holder. Why am I receiving this proxy statement/prospectus?

A. Although holders of ITAC Warrants do not have voting rights, as a holder of ITAC Warrants, which will become Arbe Warrants, you will be entitled to purchase one Arbe Ordinary Share in lieu of one share of ITAC Class A Common Stock at a purchase price of $11.50 upon consummation of the Merger. This proxy statement/prospectus includes important information about Arbe and the business of Arbe and its subsidiary following consummation of the Merger. Since holders of ITAC Warrants will become holders of Arbe Warrants and may become holders of Arbe Ordinary Shares upon consummation of the Merger, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q. What happens to the funds deposited in the Trust Account after consummation of the Merger?

A. Of the net proceeds of ITAC’s IPO (including the net proceeds of the underwriters’ exercise of their over-allotment option) and the simultaneous private placement of the ITAC Private Warrants, a total of $76,998,360 was placed in the Trust Account. After consummation of the Merger, the funds in the Trust Account will first be released to pay holders of the Public Shares who exercise redemption rights, and the remained shall thereafter be released to Arbe to pay fees and expenses incurred by ITAC and Arbe in connection with the Merger (including deferred fees of an aggregate of $2,668,260 payable to Maxim in connection with the IPO) and for other expenses incurred by ITAC following the IPO. All remaining amounts will remain on the balance sheet of Arbe and utilized at the discretion of the management team and the post-closing board of directors.

Q. What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A. Unlike some other blank check companies that require public stockholders to vote against a merger in order to exercise their redemption rights, ITAC’s Public Stockholders may vote in favor of or against the Merger yet still exercise their redemption rights. Accordingly, the Merger may be consummated even though the funds available from the Trust Account and the number of Public Stockholders is substantially reduced as a result of redemption by Public Stockholders. However, the Merger will not be consummated if, upon the consummation of the Merger, ITAC does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that ITAC will be required to pay to redeeming stockholders upon consummation of the Merger. In the event of significant redemptions, with fewer Public Shares and Public Stockholders, the trading market for Arbe Ordinary Shares may be less liquid than the market for shares of ITAC Common Stock was prior to the Merger and Arbe may not be able to meet the listing standards for Nasdaq or another national securities exchange.

Q. What happens if the Merger is not consummated?

A. If the Business Combination Agreement is terminated and the Merger does not occur, the funds will remain in the Trust Account and ITAC may thereafter pursue an alternative business combination through and until the Deadline Date (in such instance, ITAC will remain liable for any and all expenses that it has incurred from and after the IPO including the Transaction Expenses incurred thereby in connection with ITAC’s entry into the Business Combination Agreement). If ITAC does not complete the Merger with Arbe (or another initial business combination) by the Deadline Date, ITAC must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (approximately $10.01 per share as of December 31, 2020).

Q. When do you expect the Merger to be completed?

A. It is currently anticipated that the Merger will be consummated promptly following the Special Meeting which is scheduled for         , 2021; however, such meeting could be adjourned, as described above. For a description of the conditions for the completion of the Merger, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Merger.”

Q. When and where will the Special Meeting take place?

A. The Special Meeting will be held virtually on         , 2021, at A.M., Eastern time. You may attend the Special Meeting webcast by accessing the web portal located at          and following the instructions set forth below. Stockholders participating in the Special Meeting will be able to listen only and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the Special Meeting, virtual attendees will be able to:

• vote via the web portal during the Special Meeting webcast; and
• submit questions or comments to ITAC’s directors and officers during the Special Meeting via the Special Meeting webcast.

Q. What do I need to do now?

A. ITAC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger and the other proposals contained herein will affect you as a stockholder and/or warrant holder of ITAC. Stockholders are encouraged to vote as soon as possible after receipt of these materials in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

A. If you are a holder of record of ITAC Common Stock on the record date, you may vote virtually at the Special Meeting or by submitting a proxy for the Special Meeting in accordance with the instructions contained herein and on the proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote virtually, obtain a proxy from your broker, bank or nominee.

Q: How do I attend the Special Meeting?

A. Due to health concerns stemming from the COVID-19 pandemic and to support the health and well-being of the ITAC stockholders and the management teams of Arbe and ITAC, the Special Meeting will be held virtually. Any stockholder wishing to virtually attend the Special Meeting must register in advance. To register for and attend the Special Meeting, please follow these instructions as applicable to the nature of your ownership of ITAC Common Stock:

•   Shares Held of Record.    If you are a record holder, and you wish to attend the virtual Special Meeting, go to [•], enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the Special Meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•   Shares Held in Street Name.    If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you wish to attend the virtual Special Meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Special Meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the Special Meeting. “Street name” holders should contact Continental Stock Transfer & Trust Company on or before    , 2021.

Stockholders will also have the option to listen to the Special Meeting by telephone by calling:
• Within the U.S. and Canada: (toll-free)
• Outside of the U.S. and Canada: (standard rates apply)

The passcode for telephone access: #. You will not be able to vote or submit questions unless you register for and log in to the Special Meeting webcast as described above.
Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal or the ITAC Charter Proposal unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Failure to instruct your broker, bank or nominee on how to vote will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAC Charter Proposal, but will have no effect on the Adjournment Proposal.

Q. May I change my vote after I have mailed my signed proxy card?

A. Yes. Stockholders may send a later dated, signed proxy card to ITAC at the address set forth below so that it is received by ITAC’s Chief Executive Officer prior to the vote at the Special Meeting or attend the Special Meeting virtually and vote. Stockholders also may revoke their proxy by sending a notice of revocation to ITAC’s Chief Executive Officer, which must be received by ITAC’s Chief Executive Officer prior to the vote at the Special Meeting.

Q. What happens if I fail to take any action with respect to the Special Meeting?

A. If you fail to take any action with respect to the Special Meeting and the Merger is approved by the ITAC stockholders and consummated, you will become a shareholder and/or warrant holder of Arbe. If you fail to take any action with respect to the Special Meeting and the Merger is not approved, you will continue to be a stockholder and/or warrant holder of ITAC.

As disclosed in this proxy statement/prospectus, failure to take any action with respect to the Special Meeting will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAC Charter Proposal, but will have no effect on the Adjournment Proposal.

Q. What should I do if I receive more than one set of voting materials?

A. Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ITAC Common Stock.

Q. What happens if I sell my ITAC Common Stock before the Special Meeting?

A. The record date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date the Merger is expected to be completed. If you transfer your shares after the applicable record date, but before the Special Meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting. Persons who purchase shares of ITAC Common Stock after the record date but before the Special Meeting will not have the ability to vote at the Special Meeting.

Q. What should I do with my share and/or warrant certificates?

A. Warrant holders who hold physical warrant certificates and those stockholders who hold physical stock certificates and do not elect to have their shares of ITAC Common Stock redeemed for a pro rata share of the Trust Account should wait for instructions from ITAC’s transfer agent regarding what to do with their certificates. ITAC stockholders who exercise their redemption rights must deliver their share certificates to ITAC’s transfer agent (either physically or electronically) no later than two (2) business days prior to the Special Meeting as described above. Upon consummation of the Merger, the ITAC Warrants, by their terms, will entitle holders to purchase shares of Arbe. Therefore, warrant holders need not deliver their warrants to ITAC or Arbe at that time.

Q. If I elect not to redeem, to what extent will I be subject to dilution?

If you elect not to redeem, you will be subject to dilution as a result of the issuance of Arbe ordinary shares upon the exercise of outstanding Arbe warrants issued in exchange for the presently outstanding ITAC warrants as well as Arbe warrants and option that are outstanding. The shares held by the Arbe shareholders reflect the recapitalization and the Arbe ordinary shares to be outstanding upon the effectivenss of the Merger. In addition, you may be subject to further dilution if Arbe issues ordinary shares in connection with a financing, an acquistion or other business transaction and Arbe may issues ordinary shares pursuant to an equity inentive plans. Shares held by Existing Arbe shareholders do not include any shares which may be issued pursuant to equity incentive plans. See “Director and Executive Compensation — Equity Incentive Plans.”

	Assuming no redemption		Assuming 25% redemption		Assuming 50% redemption		Assuming 75% redemption		Assuming Max redemption
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Existing Arbe shareholders(1)	48,275,832	58.1%	48,275,832	59.4%	48,275,832	60.9%	48,275,832	62.4%	48,275,832	63.9%
PIPE Investors	10,000,000	12.0%	10,000,000	12.3%	10,000,000	12.6%	10,000,000	12.9%	10,000,000	13.2%
ITAC Public Shareholders	7,623,600	9.2%	5,717,700	7.0%	3,811,800	4.8%	1,905,900	2.5%	—	0.0%
ITAC Sponsor	1,905,900	2.3%	1,905,900	2.3%	1,905,900	2.4%	1,905,900	2.5%	1,905,900	2.5%
Maxim	151,236	0.2%	151,236	0.2%	151,236	0.2%	151,236	0.2%	151,236	0.2%
Holders of ITAC warrants	10,938,976	13.1%	10,938,976	13.6%	10,938,976	13.8%	10,938,976	14.0%	10,938,976	14.6%
Holders of Arbe warrants and options	4,224,168	5.1%	4,224,168	5.2%	4,224,168	5.3%	4,224,168	5.5%	4,224,168	5.6%
Total	83,119,712	100.0%	81,213,812	100.0%	79,307,912	100.0%	77,402,012	100.0%	75,496,112	100.0%

____________

(1)      The number of shares held by the existing Arbe shareholders assumes that ITAC’s Transaction Expenses (other than expenses relating to the PIPE Investment) do not exceed $7.0 million. In the event that such expenses exceed $7.0 million, the number of shares held by the existing Arbe shareholders will be increased by approximately such number of Arbe ordinary shares as is determined by dividing the amount of such excess by $10.00.

Q. Who can help answer my questions?

A. If you have questions about the Merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

E. Scott Crist, CEO
Industrial Tech Acquisitions, Inc.
5090 Richmond Ave, Suite 319
Houston, Texas 77056
Telephone: (713) 599-1300
Email: scott@texasventures.com

You may also contact the proxy solicitor at:

[insert name and contact information of
Proxy solicitation firm]

You may also obtain additional information about ITAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to ITAC’s transfer agent at the address below at least two (2) business days prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Attention: Shareholder Department Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004 Telephone: 212-509-4000 E-mail: cstmail@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Merger, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Merger and share exchange and the other transactions that will be undertaken in connection with the Merger. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.”

Information About the Companies

Arbe

Arbe, a company organized under the laws of the State of Israel, is a provider of 4D Imaging Radar solutions, is leading a radar revolution, enabling truly safe driver-assist systems today while paving the way for fully autonomous driving. Arbe is empowering automakers, tier-1 companies, and enabling autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception. Arbe’s Imaging Radar offers an order of magnitude higher resolution than any other competing radar solution in the market, and is an essential sensor for L2+ and higher levels of autonomy. Arbe’s solution includes an RF chipset with the largest channel array in the industry, a groundbreaking radar processor chip, and AI-based post-processing. Founded in 2015, Arbe has offices in Israel and the United States.

The mailing address for Arbe’s principal executive office is 10 HaHashmonaim St 107, Tel Aviv-Yafo, Israel. Its telephone number is +972-73-7969804, ext. 200. Arbe’s website is https://arberobotics.com/. Information contained on, or that can be accessed through Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this proxy statement/prospectus.

Merger Sub

Merger Sub is a newly formed Delaware corporation and a wholly-owned subsidiary of Arbe. Merger Sub was formed solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Arbe.

ITAC

ITAC is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. ITAC was incorporated under the laws of Delaware on June 2, 2020. ITAC’s IPO was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-242339) that became effective on September 8, 2020.

On September 11, 2020, ITAC consummated its initial public offering of 7,500,000 units. Each unit consists of one Public Share and one ITAC Public Warrant. The units were sold at a price of $10.00 per unit, generating gross proceeds to ITAC of $75,000,000. Simultaneously with the closing of ITAC’s initial public offering, it completed the private sale of an aggregate of 3,075,000 private placement warrants to our sponsor, generating gross proceeds to ITAC of $3,075,000.

On October 13, 2020, the underwriters partially exercised their over-allotment option, resulting in the purchase of an additional 123,600 units, generating total gross proceeds of $1,236,000. In connection with the underwriters’ partial exercise of their over-allotment option, ITAC also consummated the sale of an additional 37,080 private placement warrants at $1.00 per private placement warrant, generating total proceeds of $37,080.

A total of $76,998,360, comprised of $73,886,280 of the proceeds from the IPO (which amount includes $2,668,260 of the underwriters’ deferred discount) and $3,112,080 of the proceeds of the sale of the private placement warrants, was placed in the Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of the date of this proxy statement/prospectus, there was approximately $[•] in the Trust Account.

ITAC’s Class A common stock, units and warrants are each traded on Nasdaq under the symbols “ITAC,” “ITACU,” and “ITACW,” respectively. ITAC’s units began trading on Nasdaq on September 9, 2020 and the ITAC Class A Common Stock and Public Warrants began trading on Nasdaq on October 30, 2020.

ITAC’s executive offices are located at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and its telephone number is (713) 599-1300.

The Business Combination Agreement (page 115)

The terms and conditions of the Merger of Merger Sub with and into ITAC, with ITAC surviving the Merger as a wholly-owned subsidiary of Arbe are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Merger. A comprehensive summary of the material provisions of the Business Combination Agreement can be found at “Proposal No. 1 — The Business Combination Proposal” and “Description of the Business Combination Agreement.”

Merger Consideration

The pro forma equity valuation of Arbe upon consummation of the Merger, including the PIPE Investment and assuming a No Redemption Scenario is estimated to approximate $722 million post-money. We estimate that, upon consummation of the Merger, assuming none of ITAC’s Public Stockholders demand redemption pursuant to the Existing ITAC Charter, the pre-closing Arbe stockholders, after the Recapitalization, will own approximately 71.08% of the outstanding Arbe Ordinary Shares and the ITAC stockholders, including the Public Stockholders, the Sponsor and the PIPE Investors, will own the remaining Arbe Ordinary Shares.

Pursuant to the Business Combination Agreement, at the Effective Time of the Merger, (i) each outstanding share of ITAC Common Stock, including shares of ITAC Common Stock issued to the PIPE Investors (but excluding any Arbe Ordinary Shares issued to PIPE Investors direrctly by Arbe), will be converted into the right to receive one newly issued Arbe Ordinary Share, and (ii) each outstanding ITAC Warrant will be converted into the right to receive an equal number of Arbe Warrants at the same exercise price and for the same exercise period. Except that the rights of Arbe Ordinary Shares are governed by Israeli law rather than Delaware law, the Arbe Warrants are substantially identical to the ITAC Warrants.

For a summary of the comparison of material rights of Arbe Ordinary Shares as compared to ITAC Common Stock, please see Comparison of Rights of Arbe Shareholders and ITAC Stockholders.”

Conditions to Closing

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of ITAC and Arbe; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the registration statement of which this proxy statement/prospectus is a part having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Arbe or ITAC; (ix) approval of Arbe’s Nasdaq listing application; and (x) election of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by Arbe, the obligations of Arbe and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAC of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) ITAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to ITAC since the date of the Business Combination Agreement which is continuing and uncured, and (iv) at the Closing, ITAC will have at least $100,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment (including any PIPE Investment directly into Arbe), prior to paying any of ITAC’s expenses and liabilities due at the Closing.

Unless waived by ITAC, the obligations of ITAC to consummate the Merger are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Arbe and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Arbe and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Arbe and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Arbe or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Lock-Up Agreements (as described below) will be in full force and effect as of the Closing; and (v) non-competition agreements (in a form to be mutually agreed prior to Closing) having been executed and delivered by certain executive officers of Arbe and be in full force and effect as of the Closing.

Recapitalization

Prior to the Effective Time, Arbe will effect the Recapitalization pursuant to which (a) each Exercising Arbe Warrant will be exercised to purchase Arbe Ordinary Shares or Arbe Preferred Shares in accordance with their terms, (b) immediately following such exercise by the holders of Exercising Arbe Warrants, the then-outstanding Arbe Preferred Shares will be converted into Arbe Ordinary Shares in accordance with the Arbe Existing Articles and (c) immediately following such conversion, each then-outstanding Arbe Ordinary Share will, as a result of the Recapitalization, become and be converted into such number of Arbe Ordinary Shares as is determined by multiplying the Arbe Ordinary Shares then outstanding by the Conversion Ratio (but excluding, in each instance, for the avoidance of doubt, any Arbe Ordinary Shares issued or issuable in connection with the PIPE Investment), with the effect that each Arbe Ordinary Share has a value of $10.00. No fractional Arbe Ordinary Shares will be issued to holders of Arbe Ordinary Shares, fractional shares will be rounded to the next higher integral number of Arbe Ordinary Shares. As a result of the Recapitalizaion, each Arbe Ordinary Share immediately prior to the Effective Time is to have a value of $10.00 per share.

The number of Arbe Ordinary Shares to be held by the Arbe shareholders is based on a valuation of $525 million. However, this amount is subject to an increase on a dollar-for-dollar basis to the extent that ITAC’s Transaction Expenses (other than those relating to the PIPE Transaction) exceed $7.0 million.

The ITAC Board of Directors’ Reasons for the Merger (page 96)

In evaluating the Merger, the ITAC board of directors consulted with ITAC’s management and legal and financial advisors. The ITAC board of directors reviewed various industry and financial data to determine that the consideration to be paid was reasonable and that the Merger was in the best interests of ITAC’s stockholders. The financial data reviewed included the historical and projected consolidated financial statements of Arbe, comparable publicly traded company analyses and an analysis of pro forma capital structure and trading multiples prepared by management and ITAC’s financial advisor, Wells Fargo Securities.

ITAC’s management conducted a due diligence review of Arbe that included an industry analysis, an analysis of the existing business model of Arbe and historical and projected financial results. ITAC’s management, including its directors and advisors, have many years of experience in both operational and technology management and investment and financial management and analysis and, in the opinion of the ITAC board of directors, was suitably qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a merger partner. A detailed description of the experience of ITAC’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “ITAC Business — Directors and Executive Officers.”

In reaching its unanimous resolution (i) that the terms and conditions of the Business Combination Agreement, including the proposed Merger, are advisable, fair to and in the best interests of ITAC and its stockholders and (ii) to recommend that its stockholders adopt and approve the Business Combination Agreement and approve the Merger contemplated therein, the ITAC board of directors considered a range of factors, including but not limited to, the factors discussed below. In light of the number and wide variety of factors, the ITAC board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The ITAC board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ITAC’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read giving consideration to the factors discussed under the section of this proxy statement/prospectus entitled “Forward-Looking Statements.”

In considering the Merger, the ITAC board of directors gave considerable weight to the following factors:

•        Public company ready;

•        Strong value proposition for public investors;

•        Expansion potential;

•        Differentiated product or service; and

•        Experienced management and scientific teams.

•        Public company-ready.    ITAC believed Arbe was well-prepared for an initial public offering of its equity or acquisition by a special purpose acquisition company, with well-developed corporate governance, financial controls and reporting policies already in place in view of its existing independent investor base. The leadership team of Arbe including the CEO and CFO, had previous experience at a public company listed on the London Stock Exchange (the CEO) and Nasdaq (the CFO). Further, Arbe had already engaged accounting advisors to prepare PCAOB-standard audited financials, which were anticipated to be ready for the purposes of filing a Registration Statement on Form F-4.

•        Strong value proposition for public investors.    Arbe is in discussions, either directly or indirectly, with the majority of automakers globally. ITAC believes that Arbe has the ability to become the leading 4D ultra-high resolution radar technology for the auto industry and will build the scale to offer a universally significant value proposition for public investors.

•        Expansion potential.    Arbe is enabling safe driver-assist systems today while paving the way for fully-autonomous driving in the future. Arbe is in substantial discussions with automakers, tier-1 companies, autonomous ground vehicles and commercial/ industrial vehicles.  ITAC believes there are numerous other industries that could benefit from Arbe’s safety applications and next-generation radar sensing.

•        Differentiated product or service.  Arbe’s Imaging Radar offers an order of magnitude higher resolution than other competing radar solution in the market today and is an essential sensor for higher levels of driving autonomy. Arbe’s RF chipset has the largest channel array in the industry as well as a groundbreaking and differentiated radar processor chip and AI-based processing.

•        Experienced management team.    Arbe’s management team is highly experienced in automotive, radar technologies and serial entrepreneurship. See the section of this proxy statement/prospectus entitled “Management of Arbe Following the Merger — Executive Officers.”

ITAC’s management and board of directors is comprised of highly experienced senior executive leaders; all with more than 30-years of experience in technology, industrial, telecommunications, AI software and industrial computer vision and aerospace sectors in both venture capital and private equity backed private and public companies, and they have collectively completed and integrated dozens of mergers and acquisitions. Given this depth of operating experience, ITAC originally focused on Arbe’s technological advantages with its ultra-high resolution 4D Imaging Radar solution and (following substantial due diligence against legacy radar, high resolution LIDAR and Vision Processing public company competitors) and concluded that Arbe had developed a disruptive technology that had both price and performance competitive advantages over the competition.

With this technology assessment, ITAC’s Management turned its attention to understanding the commercial traction that Arbe was experiencing with its leading OEM’s and Tier 1 Partners and the total addressable market (“TAM”) opportunity and was able to validate substantial market opportunity and market traction sufficient to achieve future financial results over the next five years that would result in a market leading producer of ultra-high resolution 4D Imaging Radar chip sets.

ITAC further evaluated and benchmarked Arbe’s operating metrics against its peers in the auto technology sectors, including compute and vision platforms in public companies. Management concluded that Arbe compared favorably on all these key operating metrics.

With a large and growing TAM opportunity, a proprietary technology that is the only long-range 4D Imaging Radar with an unparalleled cost advantage, a robust funnel of over 26 relationships with leading automotive OEM’s and Tier 1’s and industrial conglomerates, favorable head winds for regulatory safety for Level 1 — 3 vehicles, attractive growth trajectory and a strong management team backed by leading investors and OEM’s, ITAC was able to arrive at what it believes is a valuation that represents an attractive discount to the peer groups discussed above.

In considering the potential business combination with Arbe, the ITAC board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning Arbe and the Transaction, including, but not limited to, the following, although not weighted or presented in any order of significance:

•        ITAC’s Public Stockholders will hold a minority share position in Arbe following the Merger.

•        ITAC’s stockholders may object to and challenge the Merger and take actions that may prevent or delay the consummation of the Merger, including voting against the proposals at the Special Meeting or exercising their redemption rights.

•        The potential for diversion of the attention of Arbe’s management and employees during the period prior to completion of the Merger, and the potential resulting negative effects on Arbe’s business.

•        The risk that, despite the efforts of ITAC and Arbe prior to the consummation of the Merger, Arbe may lose key personnel, and the potential resulting negative effects of any such losses on Arbe’s business.

•        Arbe is an early-stage company that is still in the growth mode and does not have any history of earnings or cash flow.

•        The possibility that Arbe might not achieve its projected financial results.

•        Risks associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on Arbe’s business.

•        The risk that ITAC does not retain sufficient cash meet the requirements of the Business Combination Agreement.

•        The fact that the Business Combination Agreement prohibits ITAC from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction.

•        Risks and costs to ITAC if the Transaction is not completed, including the risk of liquidation.

•        The fact that ITAC did not obtain a third-party valuation or fairness opinion in connection with the Transaction.

•        Potential changes in the regulatory landscape or new industry developments, including, for example, changes in client preferences, may adversely affect the business benefits anticipated to result from the Transaction.

•        Those other risks and uncertainties of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors” (beginning on page 40).

ITAC and its advisors determined that the other alternative business combination targets were less suitable than Arbe when taking into account these targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution. For additional details regarding the reasons of the ITAC board of directors for approving the Merger, see the section of this proxy statement/prospectus entitled “— The ITAC Board of Directors’ Reasons for the Approval of the Merger.”

Interests of ITAC’s Officers and Directors in the Merger (page 99)

When you consider the recommendation of the ITAC board of directors in favor of approval of the Merger Proposal, you should keep in mind that ITAC’s initial stockholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to, the interests of a Public Stockholder or an ITAC Warrant holder. These interests include, among other things:

•        ITAC’s chief executive officer, E. Scott Crist, is the managing member of Sponsor and has an economic interest in the Sponsor. Two directors, Aruna Viswanathan and Harvin Moore, are small investors in the Sponsor and the remaining two directors, R. Greg Smith and Andrew Clark, have a non-voting interest in the Sponsor.

•        If the Merger with Arbe or another business combination is not consummated by December 11, 2021 (15 months from the closing of the ITAC’s IPO) unless such date is extended to up to 21 months from the closing of ITAC’s IPO, ITAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the ITAC Common Stock held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $         based upon the closing price of $         per share on Nasdaq on         , 2021, the record date for the Special Meeting. On the other hand, if the Merger is consummated, outstanding shares of ITAC Common Stock and ITAC Private Warrants owned by the Sponsor will be converted into the right to receive an equal number of Arbe Ordinary Shares and Arbe Warrants.

•        The Sponsor purchased 3,112,080 ITAC Private Warrants from ITAC for $1.00 per ITAC Private Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. A portion of the net proceeds of the IPO (including the net proceeds of the underwriters’ partial exercise of the over-allotment option) and the simultaneous private placement of the ITAC Private Warrants, a total of $76,998,360 was placed in the Trust Account. Such ITAC Private Warrants had an aggregate market value of $               based upon the closing price of $               per Public Warrant on Nasdaq on             , 2021. The ITAC Private Warrants and the ITAC Common Stock underlying the ITAC Private Warrants will become worthless if ITAC does not consummate an initial business combination by December 11, 2021, subject to two extensions of up to three months each. On the other hand, if the Merger is consummated, each outstanding ITAC Warrant will become an Arbe Warrant exercisable to purchase one Arbe Ordinary Share following consummation of the Merger and each outstanding share of ITAC Common Stock will become one Arbe Ordinary Share.

•        E. Scott Crist will be ITAC’s designee to the Arbe board of directors upon the effectiveness of the Merger. As a director, in the future he may receive any cash fees, stock options or stock awards that the Arbe board of directors determines to pay to its directors.

•        If ITAC is unable to complete an initial business combination by December 11, 2021, or such later date to which the date may be extended, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business(es) or claims of vendors or other entities that are owed money by ITAC for services rendered or contracted for or products sold to ITAC, but only if such a vendor or target business has not executed a waiver.

•        The Sponsor, as ITAC’s initial stockholder, and its affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ITAC fails to consummate an initial business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, ITAC may not be able to reimburse these expenses if the Merger with Arbe or another business combination, is not completed by the last day on which a business combination may be completed, As of the date of this proxy statement/prospectus, there are no unpaid reimbursable expenses.

•        The Business Combination Agreement provides that following the Merger, Arbe will maintain for not less than six years from the Closing provisions in its organizational documents regarding the indemnification and exoneration of officers and directors that are no less favorable to such persons than the provisions in ITAC’s Existing Charter.

•        The Business Combination Agreement provides that a six-year “tail,” directors’ and officers’ liability insurance policy covering persons currently covered by ITAC’s directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current directors’ and officers’ liability insurance policies will be purchased, and Arbe will or will cause its subsidiaries to maintain such “tail” policy for its full term.

•        Texas Ventures, of which Mr. Crist, ITAC’s chief executive officer and chairman, is chief executive officer and majority owner, executed a PIPE Subscription Agreement to purchase 340,000 shares of ITAC Class A Common Stock for $3,400,000. Texas Ventures may allocate some or all of its commitment to purchase shares to its partners or other interested investment parties, any such transfer to be subject to, and in accordance with, the terms of, the PIPE Subscription Agreement.

•        ITAC’s officers, Mr. Crist, who is chief executive officer, chairman and a director, and R. Greg Smith, the chief financial officer, hold the same positions with, and the other three directors are nominees for director of, Industrial Tech Acquisitions II, Inc. which has filed a registration statement for an initial public offering which, as of the date of this proxy statement/prospectus has not been declared effective by the SEC. In the event that ITAC does not complete the business combination with Arbe, and the other SPAC completes its initial public offering, the management of ITAC may have a conflict of interest in selecting another business combination.

Potential Purchases by Related Parties

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding ITAC or its securities, the Sponsor, as an initial stockholder of ITAC, ITAC’s officers and directors, Arbe, the Arbe officers and directors and/or their respective affiliates, or Arbe shareholders may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ITAC Common Stock or vote their shares in favor of the Merger Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares outstanding and entitled to vote at the Special Meeting to approve the Merger Proposal vote in its favor, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against a potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or ITAC Private Warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the price of ITAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase ITAC Common Stock at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of ITAC Common Stock by the persons described above would allow them to exert more influence over the approval of the Merger Proposal and would likely increase the chances that such proposal would be approved.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. ITAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Merger Proposal or the satisfaction of any closing conditions that are known to ITAC or Arbe. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Agreements entered into in connection with the Business Combination Agreement (Page 120)

•        In connection with the Merger, certain related agreements have been, or will be entered into on or prior to the Closing Date. The descriptions below are intended to be summaries of the terms of the agreements described below, do not purport to be complete and are qualified in their entirety by reference to the terms of the agreements, which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. The related agreements include:

•        Letter Agreement, which the Sponsor and the Insiders entered into on September 8, 2020 in connection with ITAC’s IPO, pursuant to which, among other provisions, (i) the Sponsor and the Insiders agreed that if ITAC seeks stockholder approval of a proposed business combination, then in connection with such proposed business combination, the Insider will vote any shares of capital stock owned by such Insider in favor of any proposed business combination and not redeem any shares of ITAC Common Stock owned by such Insider in connection with such stockholder approval, (ii) each of the Sponsor and the Insiders agrees that it, he or she will not transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earlier of (a) one year after the completion of ITAC’s initial Business Combination or (b) subsequent to the Business Combination, (x) if the last sale price of the ITAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after ITAC’s initial business combination or (y) the date on which ITAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ITAC’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (c) each Insider agrees that it, he or she will not Transfer any Founder Shares, ITAC Private Warrants or shares of Common Stock issued or issuable upon the conversion of the Founder Shares or exercise of the ITAC Private Warrants, until 30 days after the completion of a business combination. The Letter agreement also provides that each of ITAC’s officers and directors agrees not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, until ITAC has entered into a definitive agreement regarding an initial Business Combination or until ITAC has liquidated the Trust Account. Since ITAC has entered into the Business Combination Agreement, this provision is no longer applicable. ITAC’s officers are officers of, and the other directors are nominees for director of, Industrial Tech Acquisitions II, Inc., a proposed SPAC which has filed a registration statement on Form S-1 with respect to initial proposed public offering.

•        Voting Agreements, which Arbe and ITAC entered into contemporaneously with the execution of the Business Combination Agreement with certain significant shareholders of Arbe pursuant to which such Arbe shareholders are, subject to the terms and conditions set forth therein, required to approve the Transaction, and each Arbe shareholder party thereto agreed to vote all of such shareholder’s shares of Arbe in favor of the Business Combination Agreement and the Transaction and to otherwise take certain other actions in support of the Business Combination Agreement and the Transaction and the other matters submitted to the Arbe shareholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Arbe to vote such Arbe shares accordingly. The Voting Agreements prevent transfers of the Arbe shares held by the Arbe shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

•        Lock-up Agreements, which certain significant and/or insider Arbe shareholders, who hold a total of 36,356,885 Arbe Ordinary Shares (after giving effect to the Recapitalization) each entered into with Arbe contemporaneously with the Business Combination Agreement, pursuant to which each such Arbe shareholder party thereto agreed not to, during the period commencing from the Closing and ending one year from the Closing (subject to early release if the closing price of the Arbe Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing and also subject to early release if Arbe consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all Arbe shareholders having the right to exchange their equity interest in Arbe for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

•        Founder Lock-Up Agreement, which the Sponsor and Arbe entered into contemporaneously with the Business Combination Agreement pursuant to which the Sponsor agreed to certain enhanced price-based lock-up restrictions (the “Enhanced Lock-up Restrictions”) with respect to the Arbe Ordinary Shares that it will receive in exchange its 1,905,900 Class B ordinary shares of ITAC that it currently holds, which are the Founder Shares. Specifically, 952,950 of the Founder Shares will be deemed fully vested upon completion of the Closing and will not be subject to any enhanced lock-up restrictions (but will continue to be subject to the restrictions set forth in the Letter Agreement). The remaining Founder Shares owned by the Sponsor as of the Closing will be subject to the following post-Closing lock-up restrictions for a period of up to three years following the Closing Date: (i) 50% of the Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during such three-year period, the volume weighted average price (as defined below) of the Arbe Ordinary Shares for 20 consecutive trading days on the primary exchange on which such securities are then listed or quoted (the “20-Day VWAP”) equals or exceeds $12.50 per share (subject to equitable adjustment); and (ii) the remaining Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the 20-Day VWAP of the Arbe Ordinary Shares equals or exceeds $15.00 per share (subject to equitable adjustment). In the event that all Price Based Lock-Up Shares have not become vested during the three years following the Closing in accordance with the provisions described above, all such remaining Price Based Lock-Up Shares will be deemed vested and released from the Enhanced Lock-Up Restrictions on the first day following the end of the three-year period. The Price Based Lock-Up Shares are also subject to early release if during the Enhanced Lock-Up Period, Arbe is subject to a going private transaction, the Arbe Ordinary Shares cease to be listed on a national securities exchange or with respect to certain mergers, equity sales or asset sales by Arbe after the Closing that result in a change of control of control of Arbe.

•        First Amendment to Registration Rights Agreement, which Arbe and the Sponsor entered into contemporaneously with the Business Combination Agreement, pursuant to which Arbe assumed ITAC’s obligations to register the Sponsor’s Arbe Ordinary Shares issued with respect to the Founder Shares held by the Sponsor pursuant to the registration rights agreement dated September 8, 2020 between the Sponsor and ITAC.

•        PIPE Subscription Agreements, among ITAC, Arbe and the PIPE Investors pursuant to which the PIPE Investors agreed to purchase a total of 10,000,000 shares of ITAC Class A Common Stock at $10.00 per share, with Arbe having the right (immediately following the consummation of the Reorganization) to issue and sell the same number of Arbe Ordinary Shares at the same price per share, in which event ITAC would no longer have an obligation to sell ITAC Class A Common Stock to the PIPE Investors. The consummation of the transactions contemplated by the PIPE Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the PIPE Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in ITAC’s trust account held for its Public Stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). One of the PIPE Investors is Texas Ventures, which is a related party to ITAC. In addition, Arbe granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

Material U.S. Federal Income Tax Considerations (Page 123)

For a description of certain material U.S. federal income tax consequences of the Merger, the exercise of redemption rights in respect of shares of ITAC Common Stock and the ownership and disposition of Arbe Ordinary Shares and/or Arbe Warrants, please see the information set forth in “Material U.S. Federal Income Tax Considerations” beginning on page 123.

Material Israeli Tax Considerations (Page 139)

For a description of material Israeli tax consequences of the ownership and disposition of Arbe Ordinary Shares and/or Arbe Warrants, please see the information set forth in “Certain Material Israeli Tax Considerations” beginning on page 139.

Redemption Rights

Pursuant to the Existing ITAC Charter, a holder of Public Shares may demand that ITAC redeem such shares for cash if the Merger is consummated. You will be entitled to receive cash for your Public Shares regardless of whether you vote for or against the Business Combination Proposal or whether you vote at all on the Business Combaination if you demand that ITAC redeem your shares for cash no later than 5:00 p.m. Eastern time on         , 2021 (two (2) business days prior to the Special Meeting) by (A)  submitting your redemption request, which includes the name of the beneficial owner of the Public Shares to be redeemed, in writing to Continental Stock Transfer & Trust Company and (B) delivering your stock certificate to ITAC’s transfer agent, Continental Stock Transfer & Trust Company, physically or electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) System. If the Merger is not completed, these shares will not be redeemed for cash. In such case, ITAC will promptly return any shares delivered by holders of Public Shares for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of ITAC. This may result in holders receiving less than they would have received if the Merger was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of Public Shares properly demands redemption, ITAC will redeem each Public Share for a full pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Merger. As of         , 2021, the record date, this would amount to approximately $         per share. If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of ITAC Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting of ITAC Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares of ITAC Common Stock into cash.

Holders of Warrants and Units will not have redemption rights with respect to such securities.

Appraisal Rights

ITAC stockholders (including the initial stockholders) and holders of other ITAC securities do not have appraisal rights in connection with the merger under the DGCL.

ITAC Charter Proposal

If the Business Combination Proposal is approved, ITAC stockholders will be asked to approve an amendment to the Existing ITAC Charter that will provide for the approval of the Restated ITAC Charter, which will change the corporate name of ITAC to Autobot HoldCo, Inc., change the authorized capital stock to 100 shares of common stock, par value $0.01 per share, and restate the Existing ITAC Charter to a certificate of incorporation appropriate for a privately-owned corporation.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize ITAC to consummate the Merger, the ITAC board of directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. Please see the section entitled “Proposal No. 3 — The Adjournment Proposal.”

Date, Time and Place of Special Meeting of ITAC’s Stockholders

The Special Meeting of the stockholders of ITAC will be held virtually at         , Eastern time, on         , 2021, and accessible at          or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed, to consider and vote upon the Business Combination Proposal, the ITAC Charter Proposal and, if necessary, the Adjournment Proposal.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of ITAC Common Stock at the close of business on         , which is the record date for the Special Meeting. Stockholders will have one vote for each share of ITAC Common Stock owned at the close of business on the record date. The holders of the ITAC Class A Common Stock and Class B Common Stock vote as a single class.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Warrants do not have voting rights. On the record date, there were 9,680,736 shares of ITAC Common Stock outstanding, of which 7,623,600 shares were Public Shares.

Quorum and Vote of ITAC Stockholders

A quorum of ITAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the outstanding shares entitled to vote at the meeting are represented virtually or by proxy. Abstentions will count as present for the purposes of establishing a quorum; Broker Non-Votes will not. The proposals presented at the Special Meeting will require the following votes:

•        Pursuant to the DGCL, the approval of the Business Combination Proposal and the ITAC Charter Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of ITAC Common Stock. As of the record date there were 9,680,736 shares of ITAC Common Stock outstanding, of which 7,623,600 shares are Public Shares.

•        Provided that a quorum is present, the approval of the Adjournment Proposal, if presented, will require the affirmative vote of a majority of the votes cast by holders of shares of ITAC Common Stock present and entitled to vote at the meeting.

Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAC Charter Proposal, but will have no effect on the Adjournment Proposal. Broker Non-Votes will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAC Charter Proposal or the Adjournment Proposal.

The Merger is conditioned on the approval of each of the Condition Precedent Proposals. The Condition Precedent Proposals are cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety. In the absence of a quorum, the chairman of the meeting has power to adjourn the Special Meeting.

Certain Voting Arrangements

As of the record date, the Sponsor beneficially owned and was entitled to vote 1,905,900 shares of ITAC Common Stock, which represents approximately 19.7% of the issued and outstanding shares of ITAC Common Stock. The Sponsor has entered into the Letter Agreement pursuant to which it agreed to vote its shares in favor of, and take certain other actions in support of, the Merger.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. ITAC has engaged [•] to assist in the solicitation of proxies.

If a stockholder grants a proxy, the stockholder may still vote its shares virtually if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of ITAC Stockholders — Revoking Your Proxy.”

Recommendation to Stockholders

The ITAC board of directors believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are fair to and in the best interest of ITAC’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the ITAC Charter Proposal and “FOR” the Adjournment Proposal, if presented.

Comparison of Rights of Stockholders of ITAC and Shareholders of Arbe (Page 103)

If the Merger is successfully completed, holders of ITAC Common Stock will become holders of Arbe Ordinary Shares, and their rights as shareholders will be governed by Arbe’s organizational documents. There are also differences between the laws governing ITAC, a Delaware corporation, and Arbe, an Israeli company, including, among other things, rights given to shareholders to call special meetings under the Israeli Companies Law, 5759-1999 (the “Companies Law”), a prohibition on shareholder consents by written consent under the Companies Law, and a lower quorum requirement for holding shareholder meetings under the Companies Law. For more information, please see “Comparison of Rights of Arbe Shareholders and ITAC Stockholders” on page 103 for more information.

Emerging Growth Company

Each of ITAC and Arbe is, and consequently, following the Merger, Arbe will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Arbe will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find Arbe’s securities less attractive as a result, there may be a less active trading market for Arbe’s securities and the prices of Arbe’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Arbe has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Arbe, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Arbe’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Arbe will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Merger, (b) in which Arbe has total annual gross revenue of at least $1.07 billion, or (c) in which Arbe is deemed to be a large accelerated filer, which means the market value of Arbe’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which Arbe has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

Arbe expects, immediately following the completion of the Merger, to qualify as a “foreign private issuer” under SEC rules. Consequently, for so long as Arbe continues to meet such qualification, Arbe will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Arbe will be required to file its annual report on Form 20-F for the year ending December 31, 2021 with the SEC by April 30, 2022. In addition, Arbe will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by Arbe to its shareholders.

Based on such foreign private issuer status, under existing rules and regulations, Arbe will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. Arbe will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Arbe officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Arbe Ordinary Shares.

Despite its initial exemption due to its foreign private issuer status, following the consummation of the Merger, Arbe nevertheless currently expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

As a foreign private issuer, Arbe is generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Arbe to follow the corporate governance practices of its home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of committees, with respect to the disclosure of third party director and nominee compensation and the requirement to distribute annual and interim reports. Arbe currently does not intend to take advantage of the exemptions from the Nasdaq requirements (other than the quorum requirements), although in the future it may elect to take advantage of some or all of the exemptions provided by the Nasdaq rules. Arbe’s Restated Articles provide that, with respect to a meeting of shareholders called by the board of directors two shareholders holding 25% of the outstanding Ordinary Shares constitutes a quorum, which is less than the Nasdaq requirement that a quorum be not less than one third. If the meeting is convened at the request of a shareholder, the quorum is one-third.

Regulatory Matters

The Merger is not subject to any federal or state regulatory requirement or approval, except for filings with the State of Delaware necessary to effectuate the Merger.

Anticipated Accounting Treatment

The Transactions are comprised of a series of transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transaction effectuated three main steps:

1.      The exchange of shares held by Arbe shareholders, which is accounted for as a recapitalization in accordance with US GAAP.

2.      The merger of ITAC with Merger Sub, which is not within the scope of ASC 805 (“Business Combinations”) since ITAC does not meet the definition of a business in accordance with ASC 805. Any difference between the fair value of Arbe Ordinary Shares issued and the fair value of ITAC’s identifiable net assets should to be recorded as additional paid-in capital. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Arbe ordinary share issued to ITAC stockholders is equal to the fair value of each Arbe Ordinary Share resulting from the $525 million equity value assigned to Arbe in the Business Combination Agreement.

3.      The PIPE Subscription Agreements, which were executed concurrently with the Business Combination Agreement, will result in the issuance of Arbe Ordinary Shares, leading to an increase in share capital and additional paid-in capital.

Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a stockholder should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to Arbe and ITAC are summarized below:

In evaluating the proposals to be presented at the Special Meeting, ITAC stockholders should carefully read this proxy statement/prospectus, including the annexes attached hereto. Stockholders should especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors.” Some of these risks related to Arbe and ITAC are summarized below:

•        Arbe is an early-stage company with a history of losses, its financial statements include a going concern paragraph, and it expects to incur significant expenses and continuing losses for the foreseeable future.

•        Arbe’s limited operating history and evolving business model makes evaluating its business and future prospects difficult and may increase the risk of your investment.

•        Arbe is creating innovative technology by designing and developing unique components. The high price of, or low yield in, these components may affect Arbe’s ability to sell at competitive prices, or may lead to losses.

•        Arbe expects to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for Arbe.

•        If market adoption of Arbe’s products does not develop, or develops more slowly than Arbe expects, its business will be adversely affected.

•        Arbe targets many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If Arbe is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

•        Arbe continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than it currently anticipates, and Arbe may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•        The markets in which Arbe competes are characterized by rapid technological change, which requires Arbe to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

•        Certain of Arbe’s strategic, development and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

•        Adoption of Arbe’s products for other emerging markets may not occur or may occur more slowly than Arbe anticipates, which would adversely affect Arbe’s business and prospects.

•        The complexity of Arbe’s products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of its new products, damage its reputation with current or prospective customers, expose Arbe to product liability, warranty and other claims and adversely affect its operating costs.

•        Arbe operates in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than Arbe.

•        Arbe expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the share price of the combined company to fluctuate or decline.

•        Arbe’s business depends on its ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could diminish the anticipated benefits of the Business Combination.

•        Arbe relies on third-party suppliers and, because some of the key components in its products come from limited or sole sources of supply, Arbe is susceptible to supply shortages, including a shortage of semiconductors which is affecting the auto industry in general, long lead times for components and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.

•        Arbe may be subject to risks associated with autonomous driving, including, but not limited to, technical malfunctions, regulatory obstacles, and/or product liability.

•        Arbe has been, and may in the future be, adversely affected by the global COVID-19 pandemic or another pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm Arbe’s business, prospects, financial condition and operating results.

•        The ongoing COVID-19 pandemic may adversely affect ITAC’s and Arbe’s ability to consummate the Transactions as well as Arbe’s business after completion of the Merger.

•        Arbe may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions, and Arbe’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

•        Arbe relies on its unpatented proprietary technology, trade secrets, processes and know-how, in addition to patented technology.

•        Arbe is subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of its products, as well as requirements of some of its customers.

•        Arbe’s business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

•        As a company organized under the laws of Israel and located in Israel, Arbe will be subject to risks associated with conducting business in Israel, including risks related to political, economic, and military conditions in Israel and the surrounding region.

•        Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Arbe operates may adversely impact its business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, Arbe’s policies and operations.

•        ITAC’s current directors and executive officers beneficially own shares of ITAC Common Stock and Warrants that will be worthless if the Merger is not approved. These interests may have influenced their decision to approve the Merger with Arbe.

•        ITAC did not obtain a fairness opinion from an independent investment banking or accounting firm, and consequently, investors have no assurance from an independent source that the price ITAC is paying in connection with the Merger is fair to ITAC from a financial point of view.

•        If the PIPE Investors fail, for any reason, to purchase the 10,000,000 shares covered by the PIPE Subscription Agreements, the Merger may not be completed.

•        If ITAC Public Stockholders fail to properly demand redemption of their shares, they will not be entitled to redeem their shares of ITAC Common Stock for a pro rata portion of the Trust Account.

HISTORICAL COMPARATIVE AND PRO FORMA COMBINED
PER SHARE DATA OF ITAC AND ARBE

The following table sets forth summary historical comparative share and unit information for ITAC and Arbe and unaudited pro forma condensed combined per share information of ITAC after giving effect to the Merger (as defined in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”), assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no ITAC stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming Maximum Redemptions:    This presentation assumes that all ITAC Public Stockholders holding approximately 7,623,600 Public Shares will exercise their redemption rights for the $76,998,360 of funds in ITAC Trust Account. Each of Arbe’s and ITAC’s obligations under the Business Combination Agreement are subject to ITAC or Arbe having (i) at least $100 million (the “Minimum Cash Amount”) and (ii) net tangible assets of at least $5,000,001; upon consummation of the Merger.

The unaudited pro forma book value information reflects the Merger as if it had occurred on December 31, 2020. The weighted average shares outstanding and net earnings per share information reflect the Merger and the Recapitalization as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of ITAC and Arbe and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of ITAC and Arbe is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/ prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period and treats the Recapitalization as being effective on January 1, 2020. The unaudited pro forma combined book value per share information below does not purport to represent what the value of ITAC and Arbe would have been had the companies been combined during the periods presented.

			Combined Pro Forma
	ITAC	Arbe	Assuming No Redemptions	Assuming Maximum Redemptions
As of and For the Year Ended December 31, 2020(2)
Book value per share(1)	$1.64	$(302.3)	$2.21	$1.13
Weighted average shares outstanding – basic and diluted	3,047,043	198,997	63,556,228	55,932,628
Net loss per share – basic and diluted	$(0.74)	$(78.52)	$(0.28)	$(0.31)

____________

(1)      Book value per share equals total equity divided by total shares. The ITAC historical weighted average shares outstanding includes 5,578,881 shares subject to redemption for ITAC at December 31, 2020.

(2)      No cash dividends were declared under the periods presented.

PRICE RANGE OF SECURITIES AND DIVIDENDS

ITAC

ITAC Units, ITAC Class A Common Stock and ITAC Warrants are currently listed on Nasdaq under the symbols “ITACU,” “ITAC” and “ITACW,” respectively. Each ITAC Unit consists of one share of ITAC Class A Common Stock and one Public Warrant. Each whole ITAC Warrant entitles its holder to purchase one share of ITAC Class A Common Stock at a price of $11.50 per share. ITAC Units commenced trading on Nasdaq on September 9, 2020. ITAC Class A Common Stock and ITAC Warrants commenced trading on Nasdaq on October 30, 2020.

Holders

As of March 31, 2021, ITAC had one holder of record of our units, two holders of record of Class A common stock, one holder of record of Class B common stock and two holders of record of warrant. Management believes ITAC has in more than 1,700 beneficial holders of its securities as of June 9, 2021.

Dividends

ITAC has not paid any dividends to its shareholders.

Arbe

There is no public market for Arbe’s securities. Arbe is applying to list its Arbe Ordinary Shares and Arbe Warrants on Nasdaq upon the Effective Time under the ticker symbols “ARBE” and “ARBEAW,” respectively. There can be no assurance that Arbe will be able to meet those initial listing requirements.

Holders

As of the date of this proxy statement/prospectus, (i) Arbe has 30 holders of record of its capital stock and (ii) Arbe has 11 shareholders of record located in the United States who own approximately 18.7% of Arbe’s Ordinary Shares after giving effect to the Recapitalization.

Dividends

Arbe has not paid any dividends to its shareholders. Following the completion of the Merger, Arbe’s board of directors will consider whether or not to institute a dividend policy. Arbe anticipates that it will retain its earnings for use in business operations and, accordingly, does not anticipate that Arbe’s board of directors will declare dividends in the foreseeable future.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this proxy statement/prospectus.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Arbe. Additional risks and uncertainties not currently known to Arbe or ITAC or which Arbe or ITAC currently deem immaterial may also have a material adverse effect on Arbe’s business, financial condition, results of operations, prospects and/or its share price. Shareholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. Arbe is under no duty to, and makes no undertaking that it will, update the risk factors contained herein.

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” or words of like import refer to Arbe and its subsidiaries prior to the consummation of the Merger.

Risks Related to Arbe’s Business and Industry

Arbe is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

Arbe incurred a net loss of approximately $15.6 million on revenues of approximately $332,000 for the year ended December 31, 2020. No assurance can be made that Arbe can or will become profitable. Until such time as Arbe begins material commercial deliveries products, it is likely to continue to generate losses. Even if Arbe is able to begin making material commercial deliveries of its products, there can be no assurance that they will be commercially successful.

Arbe expects that losses will continue in the future, and losses may be significantly higher (and may be significantly higher) as Arbe:

•        expands its production capabilities or outsources such production;

•        expands its design, development, installation and servicing capabilities;

•        increase its research and development;

•        produces an inventory; and

•        increases its sales and marketing activities and develops its distribution infrastructure.

Arbe will incur the expenses from these efforts before it receives sufficient revenues to cover its incremental revenues with respect thereto, and therefore Arbe’s losses in future periods may be significant. In addition, Arbe may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase Arbe’s losses.

The report of Arbe’s independent registered public accounting firm expresses substantial doubt about its ability to continue as a going concern.

Arbe’s auditor, Somekh Chaikin, Member Firm of KPMG International, has indicated in its report on Arbe’s financial statements for the fiscal year ended December 31, 2020 that Arbe has suffered recurring losses from operations and has a negative cash flow from operating activities that raise substantial doubt about its ability to continue as a going concern. A “going concern” qualification could impair Arbe’s ability to finance its operations through the sale of equity, to incur debt, or to pursue other financing alternatives. Arbe’s ability to continue as a going concern will depend upon the availability and terms of future funding, the development of its business and its ability to operate profitably if it completes the Merger. If Arbe is unable to achieve these goals, its business would be jeopardized and may not be able to continue. If Arbe ceases operations, it is likely that all of its investors would lose their investment.

Arbe’s limited operating history and evolving business model makes evaluating its business and future prospects difficult and may increase the risk of your investment.

Arbe has been focused primarily on developing 4D imaging radar technology products since 2017, and has not generated any revenue until 2020. This relatively limited operating history and modest level of revenue to date makes it difficult to evaluate Arbe’s future prospects and the risks and challenges it may encounter. Further, because Arbe has limited historical financial data and operates in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable market.

In addition, following the closing of the Merger, Arbe’s management may decide to make changes to Arbe’s business model in response to shifts or perceived shifts in market sentiment or otherwise and it may incorrectly gauge the direction of the market. In this connection, Arbe’s business and operations may undergo changes that result is a material change in its business and the direction of its business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those that were presented to the ITAC Board of Directors or otherwise presented herein. Any change in Arbe’s business model may make the results of its operations to date less useful in evaluating Arbe’s business and prospects.

If Arbe fails to address the risks and difficulties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition and results of operations could be impaired. Arbe has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Arbe’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

Because Arbe is creating innovative technology by designing and developing unique components, the high price of or low yield in these components may affect Arbe’s ability to sell at competitive prices, and may lead to losses.

Part of Arbe’s technological approach to providing cost-effective and high-performance products involves using a multi-disciplinary approach to design some of its components. Many of these components are complex and contain multiple sophisticated elements with various workstreams involved therein. Such elements may require extreme precision and present challenges to bring products to market in an efficient and profitable manner. This can lead to increased costs of production or a decrease in the production yield as compared to what is currently contemplated or projected. Any such change could significantly increase Arbe’s production costs and thereby decrease its margins and potentially increase or cause losses for Arbe.

Arbe expects to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for Arbe.

Arbe’s future growth depends on maintaining its technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Therefore Arbe currently plans to incur substantial research and development costs as part of its efforts to design, develop, manufacture and commercialize new products and enhance existing products. Arbe’s research and development expenses were approximately $12.8 million during 2020 and approximately $22.0 million for 2019. The decrease in research and development expenses in 2020 reflected the staff reductions and a hiring freeze following steps taken by Arbe to address the COVID-19 pandemic and the effect of the pandemic on the automotive industry in general. In addition, in 2019, Arbe had significant subcontractor costs involved in the development of its processor chip, which costs it did not have in 2020. Arbe expects that its research and development expenses are likely to grow in the future and it seeks to develop its products to meet the anticipated market need. Because Arbe expenses its research and development activities, as it increases these expenses will adversely affect Arbe’s future results of operations. In addition, Arbe’s research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Because the market for Arbe’s products is both leading edge technology and an evolving industry, Arbe can only be successful if it can offer leading edge technology. The failure of Arbe to offer leading edge technology can materially impair its ability to operate profitably.

Agreements with customers may not generate the anticipated revenue as Arbe is subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers of Arbe’s products generally must make significant commitments of resources to test and validate Arbe’s products and confirm that they can integrate with Arbe’s products with other technologies before including Arbe’s products in any particular system, product or model. The development cycles of Arbe’s products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be over several years. As a result of these lengthy development cycles, Arbe spends significant time and resources to have its products selected by potential customers for a particular use. If Arbe fails to secure such relationships, it may not have an opportunity to supply its products within a sector with such a long lead time for a period of several years. Further, Arbe is subject to the risk that customers that order products, which are subject to the customer’s ability to integrate the product with its other systems, may or postpone orders if the customer is not satisfied that Arbe’s product and service meet the customer’s requirements. One customer has a cancellation right on part of its order. If any of the aforementioned or other events were to occur, Arbe’s business, results of operations and financial condition will be impaired.

Arbe may need to raise additional funds in the future in order to execute its business plan and these funds may not be available to Arbe when it needs them. If Arbe cannot raise additional funds when it needs them, its business, prospects, financial condition and operating results could be negatively affected.

Arbe may require capital in addition to the funds available as a result of the Merger in order to fund its growth strategy or to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances, and it may seek to raise such funding through equity or debt financing.

Arbe may not be able to timely secure such debt or equity financing on favorable terms, or at all. If Arbe raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, shareholders following the closing of the Merger could experience significant dilution. In addition, any debt financing obtained by Arbe in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Arbe to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Arbe is unable to obtain adequate financing or financing on terms satisfactory to Arbe when Arbe requires it, Arbe’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because Arbe’s decision to issue debt or equity in the future will depend on market conditions and other factors beyond its control, it cannot predict or estimate the amount, timing, nature or success of its future capital raising efforts.

If market adoption of Arbe’s products does not continue to develop, or develops more slowly than Arbe expects, its business will be adversely affected.

While Arbe’s products can be applied for uses in different markets, many of Arbe’s products are still relatively new in the market and it is possible that other technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership as compared to Arbe’s existing or future product lines. Even if Arbe’s products are used from and after the closing of the Merger, Arbe cannot guarantee that its products will be designed into or included in subsequent generations of such commercialized technology. In addition, Arbe expects that widescale use of its products may lag behind these initial applications significantly. The speed of market growth for Arbe’s products is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the current economic consequences of the COVID-19 pandemic. In addition, to the extent that a market for Arbe’s products develops successfully, Arbe expects that there will be increasing competition from alternative providers and other modalities. If Arbe is not successful in commercialization its products in a timely manner, or not as successful as Arbe expects, or if other modalities gain acceptance by potential customers of Arbe, regulators and safety organizations or other market participants, Arbe’s business, results of operations and financial condition will be materially and adversely affected.

Arbe may not be able to accurately estimate the supply and demand of its products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Arbe fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.

It is difficult to predict Arbe’s future revenues and appropriately budget for its expenses, and Arbe may have limited insight into trends that may emerge and affect its business. Arbe expects that it will be required to provide forecasts of its demand to its potential suppliers several months prior to the scheduled delivery of products to its prospective customers. Currently, there is little historical basis for making judgments on the demand for Arbe’s products or its ability to develop, produce, and deliver products, or Arbe’s profitability in the future. If Arbe overestimates its requirements, its potential suppliers may have excess inventory, which indirectly would increase Arbe’s costs. If Arbe underestimates its requirements, its potential suppliers may have inadequate inventory, which could interrupt manufacturing of its products and result in delays in shipments, which is likely to affect revenue an customer relations. In addition, lead times for materials and components that Arbe’s potential suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Arbe fails to order sufficient quantities of product components in a timely manner, the delivery of products to its potential customer base could be delayed, which would harm Arbe’s business, financial condition and operating results.

Arbe targets many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If Arbe is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

Many of Arbe’s customers and potential customers are large, multinational companies with substantial negotiating power relative to Arbe and, in some instances, may have internal solutions that are competitive to Arbe’s products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, Arbe may not secure a design win or may not be able to commercialize a product on profitable terms. If Arbe’s products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to Arbe, it will have an adverse effect on Arbe’s business.

Arbe continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than it currently anticipates, and Arbe may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

Arbe continues to make investments and implement initiatives designed to grow its business, including:

•        investing in research and development;

•        expanding its sales and marketing efforts to attract new customers in new industries;

•        investing in new applications and markets for its products;

•        further enhancing its manufacturing processes and partnerships; and

•        investing in legal, accounting, and other administrative functions necessary to support its operations as a public company.

These initiatives may prove more expensive than it currently anticipates, and Arbe may not succeed in increasing its revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities Arbe is pursuing are at an early stage of development, and it may be many years before the end markets Arbe expects to serve generate significant demand for its products at scale, if at all.

In addition, Arbe’s revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with Arbe’s products, changes by other market participants with respect to their acceptance or implementation of Arbe’s technology, failure of Arbe’s customers to commercialize autonomous systems that include Arbe’s products, Arbe’s inability to effectively manage its inventory or manufacture products at scale, Arbe’s failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of Arbe’s target markets, customer demand for its products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, Arbe does not expect to achieve profitability over the near term. If Arbe’s revenue does not grow over the long term, its ability to achieve and maintain profitability may be adversely affected, and the value of its business may significantly decrease.

The markets in which Arbe competes are characterized by rapid technological change, which requires Arbe to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

While Arbe intends to invest substantial amounts on research and development, continuing technological changes in its technology and competitive technologies could adversely affect adoption of Arbe’s products. Arbe’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which Arbe offers its products. Delays in delivering new products that meet customer requirements could damage Arbe’s relationships with customers and lead them to seek alternative sources of supply.

If Arbe is unable to develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, its products could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

Certain of Arbe’s strategic, development and supply arrangements could be terminated or may not materialize into long-term contracts.

Arbe has arrangements with strategic, development and supply arrangements with other companies for the development of products or for the incorporation of Arbe’s products in a customer’s products. Some of these arrangements are evidenced by memorandums of understandings and early stage agreements that are used for design and development purposes but that will require renegotiation at later stages of development or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if Arbe is unable to enter into next-stage contracts or long-term operational contracts, its business, prospects, financial condition and operating results may be materially adversely affected.

Arbe will be subject to risks associated with strategic alliances.

If Arbe is successful in entering into definitive agreements with potential suppliers or for potential strategic alliances the resulting arrangements will subject Arbe to a number of risks, including risks associated with non-performance by the third party and sharing proprietary information, any of which may materially and adversely affect Arbe’s business and prospects. Arbe’s limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Arbe may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. In addition, a third party may have different priorities than Arbe with the effect that the supplier may not give Arbe’s products the priority which Arbe considers important, which could impair our ability to generate revenue.

Arbe may experience difficulties in managing its growth and expanding its operations.

Arbe expects to experience significant growth in the scope and nature of its operations. Arbe’s ability to manage its operations and future growth will require Arbe to continue to improve its operational, financial and management controls, compliance programs and reporting systems. Arbe is currently in the process of strengthening its compliance programs, including its compliance programs related to export controls, privacy and cybersecurity and anti-corruption and financial controls. Arbe may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation and financial results.

Continued pricing pressures may result in lower than anticipated margins or losses, which may adversely affect Arbe’s business.

Cost-cutting initiatives adopted by Arbe’s customers as well as the effects of competition may result in increased downward pressure on pricing. Arbe expects that as its industry develops and competition grows, its agreements with existing customers may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production, and Arbe may not be able to negotiate price reductions from its suppliers. In addition, Arbe’s existing or future customers may reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Certain large customers may possess significant leverage over their suppliers, including Arbe, because the market is highly competitive. Accordingly, Arbe expects to be subject to substantial continuing pressure from its existing and prospective customers to reduce the price of its products. It is possible that pricing pressures beyond Arbe’s expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If Arbe is unable to generate sufficient production cost savings in the future to offset price reductions, its gross margin and profitability would be adversely affected.

Adverse conditions within Arbe’s industry or the global economy more generally could have adverse effects on Arbe’s results of operations.

Arbe’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry and global economy generally. Production and sales within Arbe’s industry are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility. In addition, production and sales can be affected by Arbe’s customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by Arbe’s customers and could have a material adverse effect on its business, results of operations and financial condition.

Use of Arbe’s products for markets other than the automotive market may not develop or may develop much more slowly than Arbe anticipates, which would adversely affect Arbe’s business and prospects.

Arbe is investing in and pursuing market opportunities in various new sectors and industries. Arbe believes that its ability to increase its revenue will depend in part on its ability to identify potential new markets and develop products and implements a marketing plan aimed at these new markets as they emerge. Each new market presents distinct risks and, in many cases, requires Arbe to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for Arbe’s existing products and technology outside of its core customer base is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for Arbe’s core technology outside of its existing target industries are still in testing and developing and may not succeed to commercialize certain of Arbe’s products. Arbe cannot be certain that its products will be sold into these markets, or any market outside of where it currently operates, at scale. Adoption of Arbe’s products outside of the industry in which it currently operates will depend on numerous factors, including: whether the technological capabilities of similar products meet users’ current or anticipated needs, whether the benefits of designing products such as Arbe’s products into larger systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by Arbe’s technology and whether developers of products such as Arbe’s products can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If technology developed by Arbe does not achieve commercial success outside of the current industry in which Arbe operates, or if the market develops at a pace slower than Arbe expects, Arbe’s business, results of operation and financial condition may be materially and adversely affected.

If Arbe seeks to expand its business through acquisition, Arbe may not be successful in identifying acquisition targets or integrating their businesses with its existing business.

From time to time, Arbe may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. To date, Arbe has no experience with acquisitions and the integration of acquired technology and personnel. Further, the ability to successfully identify an acquisition candidate, negotiate and close an acquisition and then integrate the acquired company may be made more difficult by travel limitations and difficulties resulting from the COVID-19 pandemic.

There are significant risks associated with any acquisition program, including, but not limited to, the following:

•        Arbe may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

•        If Arbe identifies an acquisition, it may face competition from other companies in the industry or from financial buyers in seeking to make the acquisition.

•        The integration of any acquisition with Arbe’s existing business may be difficult and, if Arbe is not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of Arbe’s existing business;

•        The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for Arbe and may resign, thus leaving the business without the necessary continuity of management.

•        Even if the business is successful, Arbe’s senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

•        If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

•        Arbe may have difficulty maintaining the necessary quality control over the acquired business and its products and services.

•        To the extent that an acquired company operates at a loss prior to Arbe’s acquisition, Arbe may not be able to develop profitable operations following the acquisition.

•        Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair Arbe’s ability to operate the acquired company.

•        The acquired company may have liabilities or obligations which were not disclosed to Arbe, or the acquired assets, including intellectual property assets. may not have the value Arbe anticipated.

•        Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate Arbe for any loss, damage or expense which it may sustain, including undisclosed claims or liabilities.

•        To the extent that the acquired company is dependent upon its management to maintain relationships with existing customers, Arbe may have difficulty in retaining the business of these customers if there is a change in management.

•        Government agencies may seek damages after Arbe makes the acquisition for conduct which occurred prior to the acquisition and Arbe may not have adequate recourse against the seller.

•        Arbe may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than Arbe anticipated, and Arbe’s failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair its continuing operations.

•        The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes or social unrest or other factors over which Arbe may have no control.

If any of these risks occur, Arbe’s business, financial condition and prospects may be impaired.

The complexity of Arbe’s products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of its products, damage its reputation with current or prospective customers, expose Arbe to product liability, recalls, warranty and other claims and adversely affect its operating costs.

Arbe’s products are being designed to be, among other things, compatible with autonomous control. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. To the extent accidents associated with Arbe’s products that are used with autonomous controls occur, Arbe could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect Arbe’s results of operations, financial condition and growth prospects.

Arbe’s products are technologically complex and require high standards to manufacture. Arbe has experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. Arbe may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to its customers’ satisfaction. Additionally, undetected errors, defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating Arbe’s products, or those in the surrounding area, its customers never being able to commercialize technology incorporating our products, litigation against Arbe, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive markets in which Arbe operates. Some errors or defects in Arbe’s products may only be discovered after they have been tested, commercialized and deployed by customers. In certain instances, Arbe may provide its customer with a time-limited warranty to its products. If such errors or defects occur within the respective warranty period, Arbe may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against Arbe by its customers or by third parties. Arbe’s reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy its products, which could adversely affect its ability to retain existing customers and attract new customers, and could adversely affect its financial results.

In addition, Arbe could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of Arbe and its products. In addition, Arbe’s business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against Arbe and its business could be adversely affected.

Arbe will be affected by these problems regardless of whether the defective product or component was manufactured or assembled by Arbe or by a supplier or contract manufacturer, and Arbe may not have adequate recourse against the supplier or contract manufacturer, and Arbe may not be able to obtain sufficient product liability insurance to protect it against such loss or expense, including the cost of litigation.

Legislation or government regulations may be adopted which may affect Arbe’s products and liability.

Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond Arbe’s control. Arbe’s products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require Arbe to redesign, modify or update its products. Further, accidents, particularly accidents that involve a large number of deaths, even if our products are not involved, may result in industry-wide reevaluation of technologies used, with the effect that there is a slowdown as automobile manufacturers cease making purchase during the reevaluation process, which may result is suppliers other than Arbe becoming a preferred supplier.

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from public reaction to accidents by automobiles, drones or other autonomous vehicles. The potential market for Arbe’s products is international, and each country or region may impost different regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations which impose standards or which impose liability is likely to increase our manufacturing cost as well as the cost of compliance and product liability insurance.

Arbe operates in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than Arbe.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Arbe’s future success will depend on its ability to maintain its ability to develop and protect from in a timely manner and to stay ahead of existing and new competitors and satisfy the market that is technology is leading edge technology. A large number of companies, offer radar-based and LiDAR-based technologies in competition with Arbe. Some of these companies are better capitalized and better known than Arbe. Arbe’s competitors compete with Arbe directly by offering similar products and indirectly by attempting to solve some of the same challenges with different technology. Arbe faces competition from other market participants, some of which have significantly greater resources than it does. Arbe’s competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to Arbe’s products. Even in emerging markets, Arbe faces substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede Arbe’s ability to increase the sales of its products or cause it to lose market share, any of which will adversely affect its business, results of operations and financial condition.

Fluctuation of the results of Arbe’s earnings on a quarterly and annual basis, which could cause the share price of the Arbe Ordinary Shares to fluctuate or decline.

Arbe is an early stage company, and the results of its operations to date have primarily reflected its research and development expenses, and, commencing in 2020, Arbe had modest revenue from sales of its product, primarily to customers making purchases for their own research and development projects. In the future sales in any given quarter can fluctuate based on the timing and success of its customers’ development projects and marketing program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Arbe’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Arbe’s business. These fluctuations could adversely affect Arbe’s ability to meet its expectations or those of securities analysts or investors. If Arbe does not meet these expectations for any period, the value of its business and its securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•        The timing and magnitude of orders and shipments of Arbe’s products in any quarter;

•        Pricing changes Arbe may adopt to drive market adoption or in response to competitive pressure;

•        The timing of the completion of Arbe’s application engineering services;

•        Arbe’s ability to retain its existing customers and attract new customers;

•        Arbe’s ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•        Disruption in Arbe’s sales channels or termination of its relationships with important channel partners;

•        Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from Arbe or its competitors;

•        Fluctuations in demand pressures for Arbe’s products;

•        The mix of products sold in any quarter;

•        The duration of the global COVID-19 pandemic or any other worldwide or regional health crisis, and the time it takes for economic recovery;

•        Events and conditions affecting Israel-based businesses;

•        The timing and rate of broader market adoption of autonomous systems both generally and those utilizing Arbe’s smart vision solutions across the automotive and other market sectors;

•        Market acceptance of Arbe’s core products and further technological advancements by Arbe and Arbe’s competitors and other market participants;

•        The ability of Arbe’s customers to commercialize systems that incorporate its products;

•        Any change in the competitive dynamics of Arbe’s markets, including consolidation of competitors, regulatory developments and new market entrants;

•        Arbe’s ability to effectively manage its inventory;

•        Changes in the source, cost, availability of and regulations pertaining to materials Arbe uses;

•        Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs;

•        Adverse publicity affecting autonomous vehicles, regardless of whether Arbe’s products are involved; and

•        General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect Arbe’s future profitability.

Factors that could materially affect Arbe’s future effective tax rates include but are not limited to:

•        Changes in tax laws or the regulatory environment;

•        Changes in accounting and tax standards or practices;

•        Eligibility for beneficial treatment under Israeli tax laws;

•        Changes in the composition of operating income by tax jurisdiction; and

•        Arbe’s operating results before taxes.

Because Arbe does not have a history of operations and it has significant expansion plans, Arbe’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Changes in Arbe’s product mix may impact its financial performance.

Arbe’s financial performance can be affected by the mix of products it sells during a given period. If Arbe’s sales include more of the lower gross margin products than higher gross margin products, its results of operations and financial condition may be adversely affected. There can be no guarantees that Arbe will be able to successfully alter its product mix so that it is selling more of its high gross margin products. In addition, Arbe’s earnings forecasts and guidance after the Business Combination are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, Arbe’s results of operations and financial condition could be adversely affected.

Arbe is highly dependent on the services of its co-founders, who are its senior executive officers

Arbe is highly dependent on its co-founders, Kobi Marenko, Noam Arkind and Danny Klein. Messrs. Marenko, Arkind and Klein have acted as Arbe’s Chief Executive Officer, Chief Technology Officer and Chief Financial Officer, respectively, since its inception, and as such, are deeply involved in all aspects of Arbe’s business, including product development. The loss of any of them would adversely affect Arbe’s business because this could make it more difficult to, among other things, compete with other market participants, manage Arbe’s R&D activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, any of Messrs. Marenko, Arkind and Klein may adversely affect Arbe’s brand, relationship with customers or standing in the industry.

Arbe’s management team has limited experience managing a public company.

Arbe’s management team has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly-complex laws pertaining to public companies. Arbe’s management team may not successfully or efficiently manage their new roles and responsibilities, Arbe’s transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Arbe’s senior management and could divert their attention away from the day-to-day management of Arbe’s business, which could adversely affect Arbe’s business, financial condition and operating results.

Arbe’s business depends on its ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could impair Arbe’s ability to operate profitably.

Competition for highly-skilled personnel is often intense, especially in Israel, where Arbe’s principal office is located, and it may incur significant costs to attract them. Arbe may face challenges in attracting or retaining qualified personnel to fulfill its current or future needs. Arbe has, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Arbe’s equity or equity awards declines, including after Closing, it may adversely affect Arbe’s ability to retain highly skilled employees. Arbe’s success will depend in part on the attraction, retention and motivation of executive personnel critical to the business and operations of Arbe. If Arbe fails to attract new personnel or fails to retain and motivate its current personnel, Arbe could face disruptions in its operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and its business and future growth prospects could be adversely affected.

Arbe faces numerous risks associated with commercial production.

Arbe does not have manufacturing facilities and relies on third parties for the manufacture of its products. Arbe cannot be sure that its potential suppliers or companies with which it may develop a strategic alliance will be able to develop efficient, automated, cost-efficient production capabilities and processes and reliable sources of component supply, that will enable Arbe to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market Arbe’s products. Even if Arbe and its potential suppliers and strategic alliances are successful in developing its initial production and further high volume production capability and processes and reliably source its component supply, Arbe does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control such as problems with potential suppliers and strategic partners, or force majeure events, or in time to meet Arbe’s products commercialization schedules or to satisfy the requirements of it potential customer base. Any failure to develop such production processes and capabilities within Arbe’s projected costs and timelines could have a material adverse effect on its business, prospects, financial condition and operating results.

Arbe relies on third-party suppliers and, because some of the key components in its products come from limited or sole sources of supply, Arbe is susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.

Components that go into the manufacture of Arbe’s solutions are sourced from third-party suppliers. Some of the key components used to manufacture Arbe’s products come from limited or single source suppliers. Arbe is therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that its suppliers discontinue or modify components used in its products. Arbe purchases semiconductor chips that are an integral part of its products from one supplier Global Foundries, a major semiconductor manufacturer that sells its semiconductor products to the automotive industry, among other industries. Arbe does not have a supply agreement with Global Foundries, but purchases semiconductor products pursuant to purchase orders placed based on its need. If this supplier fails to deliver or delays the delivery of the semiconductor products, Arbe will be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of its products, which could materially and adversely affect Arbe’s result of operation, financial position and prospects. Further, Arbe, like other companies in the automotive industry, is affected by an industry-wide semiconductor shortage which results, in part, from the effects of the COVID-19 pandemic. Arbe intends to negotiate a supply agreement with Global Foundries if and when its volume would justify such a contract, but can give no assurance that it will be able to enter into such an agreement on acceptable terms or that, if it does enter into an agreement, the supplier will provide Arbe with the semiconductors that it requires in a timely manner. The risk of dependence on third-party suppliers may be amplified by the effects of the COVID-19  pandemic and other health epidemics and outbreaks due to, among other things, work stoppages or interruptions. Further, Arbe’s ability to market its product may be impacted by semiconductor shortages, which may be affected by the availability of rare earth elements, the principal source of which is in China. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. Arbe has in the past experienced and may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, Arbe may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, could adversely affect Arbe’s relationships with its customers and could cause delays in shipment of its products and adversely affect its operating results. In addition, increased component costs could result in lower gross margins. Even where Arbe is able to pass increased component costs along to its customers, there may be a lapse of time before it is able to do so such that Arbe must absorb the increased cost. If Arbe is unable to buy these components in quantities sufficient to meet its requirements on a timely basis, it will not be able to deliver products to its customers, which may result in such customers using competitive products instead of Arbe’s products.

Arbe’s sales and operations in international markets expose it to operational, financial and regulatory risks.

International sales comprise a significant amount of Arbe’s overall revenue. Sales to international customers, i.e., customers located outside of Israel accounted for most of Arbe’s sales in 2020. Arbe did not generate any revenue in 2019. International operations are subject to a number of other risks, including:

•        Exchange rate fluctuations;

•        Political and economic instability, international terrorism and anti-American and anti-Israel sentiment, particularly in emerging markets;

•        Global or regional health crises, such as the COVID-19 pandemic;

•        Potential for violations of anti-corruption laws and regulations, such as those related to bribery or fraud;

•        Preference for locally branded products, and laws and business practices favoring local competition;

•        Increase difficult in managing inventory;

•        Less effective protection of intellectual property;

•        Stringent regulation of Arbe’s products or systems incorporating Arbe’s products;

•        Difficulties and costs of staffing and managing foreign operations;

•        Import and export laws and the impact of tariffs; and

•        Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect Arbe’s international business and consequently its business, operating results and financial condition.

Arbe’s business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of Arbe’s business or information systems resulting from these events could adversely affect its operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on Arbe’s business and operating results. The COVID-19 pandemic has produced meaningful operational challenges, and Arbe expects to continue to experience disruptions in its business during 2021.  The COVID-19 pandemic and the steps taken by Israel and other countries to address the pandemic affected Arbe’s operations in 2020 as it was affected by lockdowns in Israel and elsewhere and by the effect of the pandemic and government actions on its potential customer base. COVID-19 has heightened many of the other risks described herein. Despite the implementation of network security measures, Arbe’s networks and its products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its solutions. In addition, natural disasters, acts of terrorism or war could cause disruptions in Arbe’s remaining manufacturing operations, Arbe’s or its customers’ businesses, Arbe’s suppliers’ business or the economy as a whole. Arbe also relies on information technology systems to communicate among its workforce and with third parties. Any disruption to Arbe’s communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, ransomware attacks or other cybersecurity breaches could adversely affect its business. To the extent that any such disruptions result in delays or cancellations of orders or impede its suppliers’ ability to timely deliver product components, or the deployment of its products, Arbe’s business, operating results and financial condition would be adversely affected.

Arbe has been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm Arbe’s business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could result in a material adverse impact on Arbe’s or its customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world and Arbe’s ability to market its product, which may be impacted by shortages affecting the semiconductor industry. Arbe’s engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. Arbe has customers with international operations in varying industries. It also depends on suppliers and manufacturers worldwide. Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, its customers, suppliers, manufacturers and partners may suspend or delay their engagement with Arbe, which could result in a material adverse effect on its financial condition. Arbe’s response to the ongoing COVID-19 pandemic may prove to be inadequate and it may be unable to continue its operations in the manner it had prior to the outbreak, and may endure interruptions, reputational harm, delays in its product development and shipments, all of which could have an adverse effect on its business, operating results, and financial condition. In addition, when the pandemic subsides, Arbe cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on its target markets and its business.

Arbe’s present non-management shareholders, who own approximately 82% of the Arbe Ordinary Shares following the Merger, may have rights which may impair the ability of Arbe to consummate a financing or engage in transactions that may be important to the development of Arbe’s business following the completion of the Merger.

All of Arbe’s non-management shareholders (the “Arbe Investor Shareholders”), who presently hold approximately 82% of the Arbe Ordinary Shares after giving effect to the Recapitalization and who will hold more than 50% of the Arbe Ordinary Shares upon completion of the Merger, depending on the number of ITAC Public Shares that are redeemed, will enter into an amendment to an existing investor rights agreement. Pursuant to the amendment, Arbe agrees that it will not, without the prior written consent of the Arbe Investor Shareholders holding a majority of the registrable securities, as defined, provided that such holders, as a group, continue to hold a majority of the registrable securities held by them immediately following the effective date of the Merger, enter into any agreement with any holder or prospective holder of any of Arbe’s securities which would provide to such holder the right to demand or include securities in any registration on other than either: (i) a pro rata basis with the Arbe Investor Shareholders or (ii) on a subordinate basis after all Arbe Investor Shareholders have had the opportunity to include in the registration and offering all shares of registrable securities that they wish to so include. This provision does not apply if the terms of the registration rights to be granted is approved by a majority of Arbe’s independent directors. In negotiating a financing or other transaction, such as an acquisition of a business or intellectual property rights, a strategic alliance, joint venture or other transaction which Arbe may consider, Arbe may want to grant registration right. Under the terms of the investor rights agreement, as amended, if the Arbe Investor Shareholders have the right to withhold their consent and do withhold their consent to the grant of registration rights, the Arbe Investor Shareholders have the power to prevent Arbe for completing a financing, acquisition or other transaction which the board of directors believe is in the best interest of Arbe unless the transaction is approved by a majority of the independent directors. The existence of these rights on the part of the Arbe Investor Shareholders may have a negative effect on the market for and price of the Arbe Ordinary Shares.

Arbe’s business is sensitive to conditions affecting the automotive industry, the duration and economic, governmental and social impact of which is difficult to predict which may significantly harm Arbe’s business, prospects, financial condition and operating results.

Adverse conditions affecting one or more automotive manufacturers or the automotive industry in general, could have a material adverse effect on Arbe’s business, prospects, financial condition and operating results. Arbe’s business may be negatively affected by challenges to the larger automotive ecosystem, including global supply chain challenges, such as those resulting from the ongoing global semiconductor shortage and cybersecurity issues. In addition, while the COVID-19 pandemic and steps taken by governments to address the pandemic has impacted these conditions, other factors, including the effects of climate change, government regulations, the ability of suppliers to obtain rare earth elements, as well as other conditions which cannot be presently identified, can continue to affect the automotive industry.

Risks Related to Arbe’s Intellectual Property

Arbe may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Arbe’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Arbe’s products and its business depends in part on Arbe’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States, Europe and other international jurisdictions. Arbe relies on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection. Arbe cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that gives Arbe adequate defensive protection or competitive advantages, if at all, or that any patents issued to Arbe or any trademarks registered by it will not be challenged, invalidated or circumvented. Arbe has filed for patents and trademarks in Israel, the United States, Europe and China. Not all patent applications have resulted in patents and Arbe cannot assure you that patents will be granted. Further, patent protection may not be available in all countries in which Arbe operates or in which Arbe seeks to enforce its intellectual property rights, and it may be difficult to enforce its patent rights. Arbe’s currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Arbe cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Arbe or infringe Arbe’s intellectual property.

Protecting against the unauthorized use of Arbe’s intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Arbe intends to enforce the intellectual property portfolio it has built. Unauthorized parties may attempt to copy or reverse engineer Arbe’s solutions or certain aspects of Arbe’s solutions that it considers proprietary. Litigation may be necessary in the future to enforce or defend Arbe’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into countries where Arbe has patent protection.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Arbe’s products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce Arbe’s intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering its smart vision solutions or certain aspects of its solutions that Arbe considers proprietary could seriously adversely affect its business, operating results, financial condition and prospects.

In addition to patented technology, Arbe relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Arbe relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Arbe believes is best protected by means that do not require public disclosure.

Arbe generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Arbe may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Arbe has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Arbe’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Arbe, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Arbe’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Arbe operates may afford little or no protection to its trade secrets.

Arbe also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize Arbe’s proprietary information to its competitive disadvantage. Arbe may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Third-party claims that Arbe is infringing intellectual property, whether successful or not, could subject it too costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Arbe holds patents related to its products, a number of companies, both within and outside of the industry in which it operates, hold other patents covering various aspects of Arbe’s products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Arbe may receive in the future inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Arbe expands its presence in the market. In addition, parties may claim that the names and branding of Arbe’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Arbe may have to change the names and branding of its products in the affected territories and it could incur other costs.

Arbe currently has a number of agreements in effect pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and partners from damages and costs which may arise from the infringement by Arbe’s products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Arbe’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if untrue, could adversely affect Arbe’s relationships with its customers, may deter future customers from purchasing its products and could expose Arbe to costly litigation and settlement expenses. Even if Arbe is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Arbe to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect Arbe’s brand and operating results.

Arbe’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Arbe to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Arbe to pay substantial damages or obtain an injunction. An adverse determination also could invalidate Arbe’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Arbe procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Arbe’s business, operating results, financial condition and prospects.

Legal and Regulatory Risks Related to Arbe’s Business

Arbe is subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of its products. Some of Arbe’s customers also require that it comply with their own unique requirements relating to these matters.

Arbe manufactures and sells products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where Arbe develops, manufactures and assembles its products, as well as the locations where Arbe sells its products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to the certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If Arbe’s products fail to comply with applicable regulations, Arbe and/or its products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm Arbe’s business, results of operations, and financial condition.

Since Arbe operates on a global basis, it must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that Arbe and its suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts Arbe’s use of various components or requires more expensive components, such legislation or regulation could materially adversely affect its business, results of operations and financial condition.

Arbe’s products are also used for autonomous driving applications, which are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of Arbe’s products. If Arbe fails to adhere to these new laws and regulations or fails to continually monitor emerging developments, it may be subject to litigation, loss of customers or negative publicity and its business, results of operations and financial condition will be adversely affected. Arbe is unable to predict how any future changes will impact it and if such impacts will be material to its business.

The evolution of the regulatory framework for autonomous vehicles and their related components is outside of Arbe’s control.

There are currently no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, the National Highway Traffic and Safety Administration has established recommended guidelines. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. This patchwork increases the difficulty in maintaining legal compliance. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries and may restrict autonomous driving features that Arbe may deploy.

Arbe’s business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for Arbe’s business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products.

While Arbe believes increasing automotive safety standards will present a market opportunity for its products, government safety regulations are subject to change based on a number of factors that are not within Arbe’s control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks of autonomous driving, accidents involving its products, domestic and foreign political developments or considerations, and litigation relating to its products and its competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the autonomous driving industries could adversely affect Arbe’s business. If government priorities shift and Arbe is unable to adapt to changing regulations or to court interpretations of those regulations, its business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that carry Arbe’s products go into production, it may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with its products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If Arbe cannot rapidly address any safety concerns or defects with its products, its business, results of operations and financial condition may be adversely affected.

The U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry Arbe’s sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect Arbe’s business.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Arbe operates may adversely impact its business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, Arbe’s policies and operations.

Arbe’s current and potential future operations and sales subject it to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact Arbe’s operations and the development of its business. While, generally, Arbe does not have access to, collect, store, process, or share information collected by its solutions unless its customers choose to proactively provide such information to it, Arbe’s products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on Arbe’s business is rapidly evolving across jurisdictions and remains uncertain at this time.

Arbe may also be affected by cyber attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target Arbe or third-parties with which it has business relationships in an effort to harm them or their proper use, or the data stored in them, resulting in direct and indirect damages, including disruption, interruption or severance of operations, ransomware, leaks and data loss, theft of property, espionage, harm to reputation, harm to public trust and rehabilitation expenses. Arbe works to prevent and reduce exposure to the risk of cyber-attacks, with strategies including use of information security systems, assimilation of a culture of data security (including training for managers and employees), refinement and adjustment of procedures, internal control programs, and auditing and support with the assistance of experts in the field.

Arbe’s operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of its operations, information security, technical failures, overload of system servers and the like. Impairment of the stability of computer systems and inability on the part of Arbe to return its systems to normal operation within a reasonable timeframe, or the lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage Arbe’s reputation and harm its business outcomes.

Arbe is assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Arbe’s, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures Arbe does adopt may prove ineffective. Any failure, or perceived failure, by Arbe to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber attacks affecting Arbe, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in Arbe, which could have an adverse effect on its reputation and business.

Arbe may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

Arbe is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Arbe is also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which Arbe conducts its activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. Arbe’s activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to Arbe’s control. It is Arbe’s policy to implement safeguards to discourage these practices by its employees, consultants, sales agents and distributors. However, Arbe’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants, sales agents, or distributors may engage in conduct for which Arbe might be held responsible, even if it does not explicitly authorize such activities. Should Arbe’s export activity be subject to security oversight, this may have a material effect on Arbe’s activity.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject Arbe to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Arbe does not prevail in any possible civil or criminal litigation, its business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, the U.S. government may seek to hold Arbe liable for successor liability for FCPA violations committed by companies in which it invests or that it acquires. As a general matter, enforcement actions and sanctions could harm Arbe’s business, results of operations, and financial condition.

Regulations related to conflict minerals may cause Arbe to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of its products.

Arbe is subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require it to determine, disclose and report whether its products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in Arbe’s products. In addition, Arbe will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of its products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that its reputation may be adversely affected if Arbe determines that certain of its products contain minerals not determined to be conflict minerals or if Arbe is unable to alter its products, processes or sources of supply to avoid use of such materials.

Arbe may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and consolidated financial position.

Arbe may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with Arbe’s potential suppliers and strategic partners and its potential customers base, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, Arbe could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims.

In such matters, government agencies or private parties may seek to recover from Arbe very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit Arbe’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on Arbe’s operating results and consolidated financial position or that its established reserves or its available insurance will mitigate this impact.

Risks Related to Being a Public Company

Arbe will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Upon the completion of the Merger, Arbe will become a public company subject to reporting requirements in the United States, and it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Arbe is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Arbe will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Arbe’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Arbe expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase Arbe’s net loss. For example, Arbe expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Arbe cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Arbe to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for Arbe’s securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

Following the Merger, the price of Arbe’s securities may fluctuate significantly due to the market’s reaction to the Merger and general market and economic conditions. An active trading market for Arbe’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of Arbe’s securities can vary due to general economic conditions and forecasts, our general business condition and the release of its financial reports. Additionally, if Arbe’s securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or Arbe’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of Arbe’s securities may be more limited than if Arbe was quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Arbe’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on Arbe’s business and reputation.

As a privately-owned company, Arbe is not subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. Upon the completion of the Merger, Arbe will become subject to these rules and regulations. Arbe expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Arbe maintain effective disclosure controls and procedures and internal control over financial reporting. Arbe is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Arbe’s principal executive and financial officers.

Arbe’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in Arbe’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Arbe’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Arbe’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of Arbe’s internal control over financial reporting that it is required to include in its periodic reports Arbe will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Arbe’s reported financial and other information.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Arbe has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Arbe’s operating costs and could materially and adversely affect its ability to operate its business. In the event that Arbe’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in Arbe’s operating results and the stock price of the Arbe’s Ordinary Shares could decline. In addition, if Arbe is unable to continue to meet these requirements, Arbe may not be able to obtain or maintain listing on Nasdaq.

Arbe’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after Arbe is no longer an emerging growth company or a non-accelerated filer. At such time, Arbe’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Arbe’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on Arbe’s company’s business and operating results.

Risks Related to Arbe’s Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect Arbe’s business.

Arbe is incorporated under the laws of the State of Israel, and many of Arbe’s employees, including certain management members, operate from its offices that are located in Tel Aviv-Yafo, Israel. In addition, a substantial number of Arbe’s officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect Arbe’s business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria.

In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which Arbe’s employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel, including the recent hostilities between Hamas and Israel which has resulted large number of missiles being fired at Israel, including major cities, such interruptions or curtailments of trade between Israel and its trading partners could adversely affect Arbe’s operations and results of operations. To the extent that key employees and potential employees are call up for active duty, Arbe’s ability to operate may be impaired.

Arbe’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, Arbe cannot assure you that this government coverage will be maintained or that it will sufficiently cover Arbe’s potential damages. Any losses or damages incurred by Arbe could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on Arbe’s results of operations, financial condition or the expansion of its business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect Arbe’s business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, Arbe’s business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Arbe’s operations could be disrupted by such call-ups, which may include the call-up of members of its management. Such disruption could materially adversely affect its business, prospects, financial condition, and results of operations.

Arbe may become subject to claims for remuneration or royalties for assigned service invention rights by its employees, which could result in litigation and adversely affect its business.

A significant portion of Arbe’s intellectual property has been developed by its employees in the course of their employment by Arbe. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law.

Although Arbe generally enters into assignment-of-invention agreements with its employees pursuant to which such individuals assign to it all rights to any inventions created in the scope of their employment or engagement with Arbe, Arbe may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, Arbe could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect its business.

The potential tax benefits that may be available to Arbe require it to meet various conditions and may not be available to Arbe, which could increase Arbe’s costs and taxes.

Arbe may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to receive and remain eligible for the tax benefits for “Preferred Technology Enterprises” it must continuously meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, Arbe’s Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Arbe has not yet applied for these benefits. Additionally, if Arbe increase its activities outside of Israel through acquisitions, for example, its expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

The terms of grants received from the Israeli government require Arbe to satisfy specified conditions in order to transfer the manufacture of products based on know-how funded by the Israel Innovation Authority outside of Israel or to transfer outside of Israel the know-how itself.

Under the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, or the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA, are eligible for grants from the IIA. The grant amounts are determined by the research committee and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program.

Arbe’s research and development efforts in relation to its product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $3.4 million. As of December 31, 2020, Arbe paid royalties of approximately $13,000.

Under the research and development agreements with the IIA and pursuant to applicable laws, Arbe is required to pay royalties from sales of products and services that incorporate know-how developed with the IIA-funded, royalty-bearing grants. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If Arbe will manufacture its IIA-funded products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as detailed above.

•        Local Manufacturing Obligation.    The terms of the grants under the Innovation Law require that Arbe manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by Arbe or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice).

•        Know-How transfer limitation

•        The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Innovation Law. If Arbe wishes to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to Arbe in connection with such transfer.

•        Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

•        Change of Control.    Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of Arbe’s share capital or voting rights, (ii) is entitled to appoint one or more of Arbe’s directors or the chief executive officer or (iii) serves as one of Arbe’s directors or as its chief executive officer, is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits Arbe to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to Arbe’s shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that Arbe is required to pay to the IIA.

The Restated Arbe Articles contain a forum selection clause for substantially all disputes between Arbe and its shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit the Arbe Shareholders’ ability to bring claims and proceedings against Arbe, its directors, officers and other employees. Enforcement of a U.S. judgment against Arbe or its officers and directors in Israel or the United States, or assertion of a U.S. securities laws claim in Israel or serving process on Arbe’s officers and directors, may also be difficult.

Under the Restated Arbe Articles, to be effective upon the closing of the Business Combination, the competent courts of Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Arbe, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Arbe to Arbe or Arbe’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the

Israeli Companies Law, or the Israeli Securities Law, 1968-5728 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Restated Arbe Articles will not relieve Arbe of its duties to comply with federal securities laws and the rules and regulations thereunder, and its shareholders will not be deemed to have waived their compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Arbe or its directors, officers or other employees, which may discourage lawsuits against Arbe, its directors, officers and employees.

Another obstacle towards assertion of claims against Arbe or its directors or officers is the fact that most of them are not residents of the United States and most of their and Arbe’s assets are located outside the United States. Service of process upon Arbe or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against Arbe or its non-U.S. directors and executive officers may therefore be difficult to effect within the United States. It may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against Arbe or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Additionally, Israeli courts might not enforce judgments obtained in the United States against Arbe or its non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against Arbe or its non-U.S. officers and directors. An Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

The Restated Arbe Articles, to be effective upon the closing of the Business Combination provide that unless Arbe consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended.

Investors’ rights and responsibilities of Arbe’s shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Because Arbe is incorporated under Israeli law, the rights and responsibilities of its shareholders are governed by the Restated Arbe Articles and the Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law, each shareholder of an Israeli company has to act in good faith in exercising such shareholder’s rights and fulfilling such shareholder’s obligations toward the company and other shareholders and to refrain from abusing such shareholder’s power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty to act in fairness towards a company. Moreover, a shareholder also has a general duty to refrain from discriminating against other shareholders. These provisions may be interpreted to impose additional obligations and liabilities on Arbe’s shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and the Restated Arbe Articles to be effective upon the closing of the Business Combination may delay, prevent, or make undesirable an acquisition of all or a significant portion of its shares or assets.

Certain provisions of Israeli law and the Restated Arbe Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Arbe or its shareholders to elect different individuals to Arbe’s board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the Arbe ordinary shares. Among other things:

•        Israeli Companies Law regulates acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions);

•        Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        the Restated Arbe Articles divide its directors into three classes, each of which is elected once every three years;

•        the Restated Arbe Articles do not permit a director to be removed except by a vote of the holders of at least 60% of the total voting power of Arbe shareholders and any amendment to such provision shall require the approval of at least 60% of the total voting power of Arbe shareholders; and

•        the Restated Arbe Articles provide that director vacancies may be filled by its board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to Arbe or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a restrictive period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

Arbe’s board of directors has sole discretion whether to pay dividends. If Arbe’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law imposes restrictions on Arbe’s ability to declare and pay dividends. See the section titled “Description of Arbe Ordinary Shares — Dividend and Liquidation rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

Arbe is subject to the Israeli Privacy Protection Law and its regulations

Arbe is subject to the Israeli Privacy Protection Law 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (the “Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require Arbe to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority, may expose Arbe to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

As a foreign private issuer, under Nasdaq rules, Arbe is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if Arbe follow such practices, may afford its shareholders less protection than they would enjoy if Arbe complied with the Nasdaq corporate governance standards.

As a foreign private issuer, Arbe is generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Arbe to follow the corporate governance practices of its home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, Arbe does not plan to rely on the home country practice exemption with respect to its corporate governance other than the quorum requirements. The Restated Arbe Articles provide that two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. If Arbe chooses to take advantage of other home country practice in the future, its shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to the Business Combination

The Merger remains subject to conditions that ITAC may not be able to control and if such conditions are not satisfied or waived, the Merger may not be consummated.

The Merger is subject to a number of conditions, including, among other things and as more fully described in the Business Combination Agreement, the condition that (i) upon the Closing, after giving effect to the Redemption, and the PIPE Investment, ITAC or Arbe shall have $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-5(g)(1) of the Exchange Act) (ii) having the Minimum Cash Amount, (iii) the absence of legal prohibition against consummation of the Merger, (iv) the Arbe Ordinary Shares shall have been approved for listing on Nasdaq subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, receipt of securityholder approvals, (v) continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, (vi) the truth and accuracy of ITAC’s and Arbe’s representations and warranties made in the Business Combination Agreement, and (viii) no prior termination of the Business Combination Agreement. There are no assurances that all conditions to the Merger will be satisfied or that the conditions will be satisfied in the time frame expected.

Arbe may issue additional Arbe Ordinary Shares or other securities following the Merger without shareholder approval, which would dilute existing ownership interests and may depress the market price of Arbe Ordinary Shares.

Arbe may issue additional Arbe Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, Arbe’s equity incentive plan, without shareholder approval, in a number of circumstances. Arbe’s issuance of additional Arbe Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•        Arbe’s existing shareholders’ proportionate ownership interest in Arbe may decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding Arbe Ordinary Share may be diminished; and

•        the market price of Arbe Ordinary Shares may decline.

Any such issuance may be dilutive to the shareholders of Arbe or may cause the stock price to decrease.

Because Arbe’s officers and directors and their affiliates will own or control approximately 47% of Arbe’s Ordinary Shares upon completion of the Merger on a No-Redemption Scenario, they may be able to control any action requiring shareholder approval of shareholders.

The individuals who will be Arbe’s officers and directors and their affiliates following the Merger will own or control the voting rights with respect to approximately 47% of Arbe’s ordinary shares on a No Redemption Scenario and a larger percentage if there are any redemptions, they will have the power to control any action for which shareholder approval is required or sought by Arbe, particularly since the Restated Arbe Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%. The directors following the Merger include E. Scott Crist, who controls the Sponsor, which will own 1,905,900 Arbe Ordinary Shares, and Texas Ventures, which will own 340,000 Arbe Ordinary Shares pursuant to its PIPE Investment.

The sponsor and its affiliates can earn a positive rate of return on their investment, even if other ITAC shareholders experience a negative rate of return in the post-business combination company.

The Sponsor paid a nominal amount for the 1,905,900 shares of ITAC Common Stock which it owns and which represents 19.7% of ITAC’s outstanding Common Stock. The purchasers in ITAC’s initial public offering purchased a unit, consisting of one shares of ITAC Common Stock and one ITAC Public Warrant for $10.00 per Unit. The market price of ITAC Common Stock since ITAC’s IPO has been in the range of $10.00 since the IPO. Because the Sponsor paid a nominal price for its shares, if the market price of Arbe’s ordinary shares loses most of its value, the Sponsor would still earn a positive return on its investment while the public stockholders would experience a very significant decline in the value of their shares.

Because Arbe will have a classified board of directors following the Closing, it may be more difficult for a third party to obtain control of Arbe.

The Restated Arbe Articles provide for a classified board of directors with each class of directors being elected for a term of three years. As a result the shareholders will vote for only one-third of the board each year. A classified board of directors may make it more difficult for a third party of gain control of Arbe which may affect the opportunity of Arbe’s shareholders to receive any potential benefit which could be available from a third party seeking to obtain control over Arbe.

The Sponsor has agreed to vote its shares in favor of the Merger, regardless of how ITAC’s Public Stockholders vote.

In connection with the Merger, the Sponsor agreed to vote its shares of ITAC Common Stock in favor of the Merger. Currently, the Sponsor owns approximately 19.7% of the outstanding shares of ITAC Common Stock. The Sponsor agreed to vote its shares in favor of the Merger, the ITAC Charter Proposal and the Adjournment Proposal. In addition to the shares of ITAC Common Stock held by the Sponsor, ITAC would need 2,934,469 shares, or approximately 30.3%, of the 7,774,836 shares held by other stockholders, of which 7,623,600 shares are the Public Shares sold in the ITAC IPO, to be voted in favor of the Business Combination Proposal and ITAC Charter Proposal in order for them to be approved.

ITAC did not obtain an opinion from an independent investment banking or accounting firm, and consequently, you have no assurance from an independent source that the price ITAC is paying in connection with the Merger is fair to the ITAC stockholders from a financial point of view.

ITAC was not required to obtain an opinion from an independent investment banking or accounting firm that the price ITAC is paying in connection with the Merger is fair to the ITAC stockholders from a financial point of view. The ITAC board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Merger. Rather, the ITAC board of directors relied upon the fact that its officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and expertise of its financial advisors enabled them to make the necessary analyses and determinations regarding the Merger with Arbe. In addition, the board relied upon the fact that ITAC’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the ITAC board of directors in valuing Arbe’s business, and assuming the risk that the board of directors may not have properly valued the Merger.

Although holders of ITAC Common Stock who own ITAC Warrants will receive Arbe Warrants if they redeem their ITAC Common Stock, there are risks attendant to the ownership of the Arbe Warrants.

If you hold ITAC Warrants, upon the effectiveness of the Merger, you will receive Arbe Warrants to purchase one Arbe Ordinary Share for each share of ITAC Common Stock issuable upon exercise of your ITAC Warrants at the same exercise price of $11.50 per share. It does not matter whether or not you redeem your ITAC Common Stock. Thus, if you are a holder of an ITAC Warrant and you exercise your right of redemption you will receive an Arbe Warrant in exchange for any ITAC Warrants you own at the effective time of the Merger. The market price of an ITAC Warrant has recently traded in the range of $1.11 to $1.23 on low volume. We cannot predict the future price or the future volume in the Arbe Warrants, and, even though we plan to list the Arbe Warrants on Nasdaq, we cannot assure you that an active market for the Arbe Warrants will develop and, if it develops, will be sustained. Further, Arbe will not be obligated to deliver any Arbe Ordinary Shares pursuant to the exercise of an Arbe Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Arbe Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current. In such event, as long as Arbe is not maintaining an effective registration statement, holders of Arbe Warrants may exercise Arbe Warrants on a cashless basis.

In addition, Arbe has the right to call the Arbe warrants (other than warrants held by the Sponsor) for redemption at a price of $0.01 per warrant, under certain conditions if the last report sale price of the Arbe Ordinary Shares equals or exceeds $18.00 for any 20 trading days within a 30-trading day period. This right to call the Arbe Warrants for redemption, effectively places a ceiling on the price of the Warrants since Arbe is likely to exercise this right if the market price of the Arbe Ordinary Shares hits the target price, which will force you to either exercise the Arbe Warrant for cash or accept the nominal redemption price. The market price of the Arbe Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued. We cannot predict the market price for either the Arbe Ordinary Shares or the Arbe Warrants, and it is possible that the Arbe Warrants may never be in the money, in which event the Arbe Warrants will expire without being exercised.

Furthermore, because of the accounting treatment of the Warrants, Arbe may, after the Closing, seek to modify the Warrant Agreement. Arbe has the right to make amendments to the Warrant Agreement with the consent of the holders of a majority of the outstanding Warrants. If Arbe and the holders of a majority of the Arbe Warrants amend the terms of the Warrants, as a Warrant holder, you may disagree with the amendment.

ITAC and Arbe will incur significant transaction and transition costs in connection with the Merger.

ITAC and Arbe have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Merger and operating as a public company following the consummation of the Merger. Arbe may also incur additional costs to retain and hire key employees. All expenses incurred in connection with the Merger, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, including deferred underwriting fees relating to ITAC’s IPO will be paid by Arbe and\or the surviving entity. To the extent that ITAC’s transaction expenses, other than those relating to the PIPE Investment, exceed $7.0 million, such excess will be reflected in an increase in the number of Arbe Ordinary Shares owned by the Arbe shareholders upon completion of the Merger. Any such transaction costs could adversely impact Arbe’s future earnings or its ability to grow the business as quickly as its management team desires.

If the PIPE Investments are not consummated and Arbe does not waive the Minimum Cash Requirement, the Business Combination Agreement may be terminated.

As a condition to Closing, the Business Combination Agreement provides that aggregate amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of the computation of Minimum Cash Requirement includes any cash paid to Arbe if Arbe exercises its right to directly issue Arbe Ordinary Shares pursuant to the PIPE Subscription Agreements) will not be less than $100,000,000 (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or Arbe’s Transaction Expenses or other liabilities due at the Closing). While the PIPE Investors have entered into the PIPE Subscription Agreements to purchase ITAC Common Stock or, at Arbe’s election, Arbe Ordinary Shares, for an aggregate of $100,000,000 immediately prior to the Closing, there can be no assurance that such parties to the PIPE Subscription Agreements will perform their obligations under the PIPE Subscription Agreements or they will not claim that ITAC or Arbe did not satisfy the closing conditions. If the PIPE Investments are not consummated and Arbe does not waive the Minimum Cash Requirement, which is not likely, the Business Combination Agreement may be terminated.

Subsequent to the completion of the Merger, Arbe may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and Arbe’s ordinary share price, which could cause you to lose some or all of your investment.

Although ITAC has conducted extensive due diligence on Arbe, ITAC cannot assure you that ITAC will discover through its due diligence all material issues that may be present in Arbe’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Arbe’s business and outside of its control will not later arise. As a result of these factors, Arbe may be forced to take write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if ITAC’s due diligence successfully identified certain risks, unexpected risks may, and are likely to, arise, and previously known risks may materialize in a manner not consistent with ITAC’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Arbe’s liquidity, the fact that Arbe reports charges of this nature could contribute to negative market perceptions of Arbe and its securities. In addition, charges of this nature may cause Arbe to violate net worth or other covenants to which Arbe may be subject as a result of Arbe obtaining post-combination debt financing. Accordingly, any stockholders who choose to remain shareholders following the Merger could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

By entering into a business combination with ITAC, which is a SPAC, investors may not have the same benefits as an investor in an underwritten public offering.

Arbe will become a publicly listed company upon the completion of the proposed Transactions. The proposed Transactions do not involve an underwritten initial public offering of Arbe’s securities. The merger with ITAC, which is a SPAC, differs from an underwritten initial public offering (IPO) in several significant ways. In an IPO, the company generally engages one or more underwriters to purchase its shares and resell them to the public at an agreed upon public offering price. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public. Potential investors in an IPO typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions. In the proposed Transaction there are no underwriters, and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Before entering into the Business Combination Agreement, ITAC performed a due diligence review of Arbe and its business and operations; however, ITAC cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. Additionally, the scope of due diligence ITAC has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Arbe pursued an underwritten IPO.

In addition, going public through a business combination with a SPAC does not involve a book-building process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company, the SPAC and, in many cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a target company in a SPAC business combination may be less effective than an IPO book-building process and also may not reflect events that may have occurred between the date of the Business Combination Agreement and the closing of the Transactions. In addition, IPOs are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the IPO. There is no comparable process of generating investor demand in connection with business combination between a target company and a SPAC, which may result in lower demand for the surviving company’s shares after closing, which could in turn, decrease liquidity and trading prices as well as increase share price volatility.

Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write offs or other charges that could have a significant negative effect on Arbe’s financial condition, results of operations and the share price of its securities, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

The Arbe securities to be received by ITAC’s securityholders as a result of the Merger will have different rights from ITAC securities.

Following completion of the Merger, ITAC’s securityholders will no longer be securityholders of ITAC but will instead be securityholders of Arbe, which will be governed by the Arbe Restated Articles and the Israeli Companies Law and not the Delaware General Corporations Law and the Existing ITAC Charter. There will be important differences between your current rights as an ITAC securityholder and your rights as an Arbe securityholder. See “Comparison of Rights of Arbe Shareholders and ITAC Stockholders” for a discussion of the different rights associated with the Arbe securities.

ITAC’s stockholders will have a reduced ownership and voting interest after consummation of the Merger and will exercise less influence over management.

After the completion of the Merger, ITAC’s stockholders will own a smaller percentage of Arbe than they currently own of ITAC. Immediately following the Merger, assuming a No Redemption Scenario, existing Arbe shareholders (prior to the PIPE Investors) would hold approximately 71.04% of the issued and outstanding Arbe Ordinary Shares and current public stockholders of ITAC and the Sponsor would hold approximately 11.22% and 2.80%, respectively, of the issued and outstanding Arbe Ordinary Shares (assuming no holder of ITAC Common Stock exercises redemption rights as described in this proxy statement/prospectus). Consequently, ITAC’s stockholders, as a group, will have reduced ownership and voting power in Arbe compared to their ownership and voting power in ITAC, and thus will have a decreased ability to control the business and operations of Arbe as compared to their current ability to control the business and operations of ITAC.

Even if Arbe consummates the Merger, there is no guarantee that the Arbe warrants will ever be “in the money,” and they may expire worthless, and Arbe may seek to amend the Warrants.

Upon consummation of the Merger, the ITAC Warrants will become Arbe Warrants. The exercise price for the Arbe warrants will be $11.50 per Arbe Ordinary Share. There is no guarantee that the Arbe Warrants, following the Merger, will ever be “in the money” prior to their expiration, in which event the warrants would expire worthless. Furthermore, because of the accounting treatment of the Warrants, Arbe may, after the Closing, seek to modify the Warrant Agreement. Although Arbe has the right to amend the Warrant Agreement with the consent of the holders of a majority of the Arbe Warrants, the holder of the Warrants may disagree with the amendment.

ITAC’s Public Warrants and Private Warrants are accounted for as liabilities and the changes in value of its warrants could have a material effect on its and, following the Merger, Arbe’s financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing ITAC’s Warrants. As a result of the SEC Statement, ITAC reevaluated the accounting treatment of its Public Warrants and Private Placement Warrants and restated its previously issued financial statements to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on ITAC’s balance sheet as of December 31, 2020 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within its Warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the warrants are outstanding, ITAC’s and, subsequent to the Merger, Arbe’s, financial statements and results of operations may fluctuate quarterly based on factors which are outside of ITAC’s or Arbe’s control. Due to the recurring fair value measurement, ITAC expects that it will, and following the Merger, Arbe will, recognize non-cash gains or losses on its Warrants each reporting period based on the change in the derivative liability and that the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related Arbe’s operations, could result in Arbe reporting a loss in a period in which its operations are profitable and net income in a period in which Arbe has a significant loss from operations.

Because of the change in the accounting treatment of the ITAC Warrants, it was necessary for ITAC to file an 8-K in which ITAC stated that its previously reported financial statements for the period from June 2, 2020 (inception) to December 31, 2020 in its Form 10-K and for the three months ended in its Form 10-Q for the three months ended September 30, 2020 can no longer be relied upon because the ITAC Warrants had been classified as equity and not as liabilities. As a result of the restatement, ITAC’s balance sheet reflects a warrant liability of approximately $13.4 million at December 31, 2020 and approximately $12.7 million at September 30, 2020, as contrasted with zero warrant liability on both dates as previously reported. The period to period change in the warrant liability is reflected unrealized income or loss on change in fair value of warrants, and such change .will be based on factors which are not within the control of ITAC and, after the Closing, Arbe, and such income or loss could be material. For the period from June 2, 2020 (inception) to December 31, 2020, ITAC incurred an unrealized loss on change in fair value of warrants of approximately $0.5 million. We cannot give any assurance that any such unrealized change in the fair value of the warrants will not adversely impact the price of Arbe Ordinary Shares following the Merger.

ITAC has identified a material weakness in its internal control over financial reporting as of December 31, 2020. If it is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in ITAC and materially and adversely affect its business and operating results.

Following the issuance of the SEC Statement, on May 5, 2021, ITAC concluded that its previously issued audited financial statements for the year ended December 31, 2020 and the period from June 2, 2020 (inception) to December 31, 2020, and its unaudited condensed financial statements for the quarter ended September 30, 2020, and related disclosures, should be restated. As part of such process, ITAC identified a material weakness in its internal controls over financial reporting.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ITAC’s financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to ITAC’s financial statements that could not be prevented or detected on a timely basis.

Effective internal controls are necessary for ITAC to provide reliable financial reports and prevent fraud. ITAC continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If ITAC discovers additional weaknesses in its internal controls in the future, any such newly identified material weakness could limit ITAC’s ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its financial statements. In such case, ITAC may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in ITAC’s financial reporting and its stock price may decline as a result. ITAC cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

ITAC may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

Following the issuance of the SEC Statement, ITAC’s management and its audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020. As part of the restatement, ITAC identified a material weakness in its internal controls over financial reporting. As a result of such material weakness, the Restatement related to the accounting for the Warrants, and other matters raised or that may in the future be raised by the SEC, ITAC face potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weakness in ITAC’s internal control over financial reporting. As of the date of this proxy statement/prospectus, ITAC has no knowledge of any such litigation or dispute. However, ITAC can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on ITAC’s business, results of operations and financial condition or its ability to complete a Business Combination and, following the Merger, the business, results of operations and financial conditions of Arbe.

ITAC’s current directors and executive officers beneficially own shares of ITAC Common Stock and ITAC Warrants through their interest in the Sponsor, and such shares and warrants may become worthless if the Merger is not approved, with the result that such interests may have influenced their decision to approve the Merger with Arbe.

ITAC’s officers and directors and/or their affiliates beneficially own or have a pecuniary interest in Sponsor Shares and the ITAC Private Warrants that the Sponsor purchased prior to, or simultaneously with, ITAC’s IPO. The Sponsor has no redemption rights with respect to these securities in the event a business combination is not effected in the required time period (subject to permissible extension). Therefore, if the Merger with Arbe or another business combination is not approved within the required time period (subject to permissible extension), such securities held by such persons would become worthless. Such securities had an aggregate market value of approximately $[•] million based upon the closing prices of ITAC Class A Common Stock and ITAC Public Warrants on Nasdaq on [•].

Furthermore, the Sponsor, ITAC’s officers or directors, or their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAC’s behalf, such as identifying and investigating possible business targets and Mergers. If ITAC fails to consummate the Merger, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, ITAC would not be able to repay or reimburse these amounts if the Merger is not completed or another business combination is not approved within the required time period (subject to permissible extension).

These financial interests may have influenced the decision of ITAC’s directors to approve the Merger with Arbe and to continue to pursue the Merger. In considering the recommendations of the ITAC board of directors to vote for the Business Combination Proposal and other proposals, ITAC’s Public Stockholders should consider these interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of ITAC’s Directors and Officers in the Merger.”

If the Merger or another business combination is not consummated by ITAC on or before the Deadline Date of December 11, 2021, which date may be extended for up to two three-month extensions upon payment to the Trust Account of $762,360 for each extension, the Sponsor, an affiliate of a director of ITAC, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ITAC for services rendered or contracted for or for products sold to ITAC, but only if such a vendor or target business has not executed a waiver agreement. If ITAC consummates an initial business combination prior to such time, on the other hand, ITAC will be liable for all such claims.

These obligations of the Sponsor may have influenced the ITAC board of directors’ decision to pursue the Merger with Arbe or the board’s decision to approve the Merger. In considering the recommendations of the ITAC board of directors to vote for the Business Combination Proposal and other proposals, stockholders should consider these interests. See the section of this proxy statement/prospectus titled “Proposal No. 1 — The Business Combination Proposal — Interests of ITAC’s Directors and Officers in the Merger.”

ITAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to ITAC’s Public Stockholders in the event an initial business combination is not consummated.

If proceeds in the Trust Account are reduced below $10.00 per public share and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, ITAC’s independent directors (all of whom have an interest in the Sponsor) would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While ITAC currently expects that its independent directors would take legal action on ITAC’s behalf against the Sponsor to enforce the Sponsor’s indemnification obligations, it is possible that ITAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If ITAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to ITAC’s Public Stockholders may be reduced below $10.00 per share.

The Sponsor, management of ITAC or Arbe and other stockholders of ITAC or Arbe make take action to increase the likelihood of approval of the Business Combination Proposal, which could have a depressive effect on the ITAC Common Stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ITAC or its securities, the Sponsor, ITAC’s officers and directors, Arbe, the Arbe officers and directors and/or their respective affiliates, or Arbe shareholders may purchase ITAC Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ITAC Common Stock or vote their shares of ITAC Common Stock in favor of the Business Combination Proposal. The purpose of such purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal by the holders of a majority of the outstanding shares of ITAC Common Stock and ensure that, among other things, the Minimum Cash Amount condition is satisfied in order to cause the consummation of the Merger where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on the ITAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of ITAC Common Stock at a price lower than market and may therefore be more likely to sell the ITAC Common Stock he owns, either prior to or immediately after the Special Meeting.

In addition, if such purchases are made, the public “float” of the Arbe Ordinary Shares following the Merger and the number of beneficial holders of Arbe securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Arbe securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for the Arbe Ordinary Shares. Any of the aforementioned actions may have a depressive effect on the ITAC Common Stock and/or cause the Merger to close when certain conditions precedent would not have otherwise been satisfied.

The Merger may be completed even though material adverse effects may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either ITAC or Arbe may refuse to complete the Merger if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not constituted a “Material Adverse Effect” (as defined in the Business Combination Agreement) and therefor do not permit either party to refuse to consummate the Merger, even if such change could be said to have materially adversely impacted the business and operations of Arbe or ITAC, including the following events (except, in certain cases where the change has a disproportionate effect on a party):

•        changes generally affecting the economy and the financial or securities markets, including the COVID-19 pandemic;

•        the outbreak or escalation of war or any act of terrorism, civil unrest or natural disasters;

•        changes (including changes in law) or general conditions in the industry in which the party operates;

•        changes in U.S. GAAP, or the authoritative interpretation of U.S. GAAP or SEC accounting rules, regulations or interpretation; or

•        changes attributable to the public announcement or pendency of the Merger or the execution or performance of the Business Combination Agreement.

Furthermore, ITAC or Arbe may waive the occurrence of a “Material Adverse Effect” (as defined in the Business Combination Agreement) without consent from ITAC stockholders. If a Material Adverse Effect occurs and the parties still consummate the Merger, the market trading price of Arbe’s ordinary shares and Arbe warrants may suffer.

Delays in completing the Merger may substantially reduce the expected benefits of the Merger.

Satisfying the conditions to, and completion of, the Merger may take longer than, and could cost more than, the ITAC board of directors expected when evaluating the proposed Merger. Any delay in completing or any additional conditions imposed in order to complete the Merger may materially adversely affect the benefits that ITAC and Arbe expect to achieve from the Merger. Furthermore, no assurance can be made as to the actual health of the industry or overall economy at the time of closing of the Merger. To the extent that things change adversely to what was originally anticipated due to a delay in closing the Merger, such changes could negatively impact the business operations and prospects of Arbe.

ITAC and Arbe have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of Arbe’s financial condition or results of operations following the Merger, and accordingly, you have limited financial information on which to evaluate Arbe and your investment decision.

Arbe has a limited operating history and Arbe and ITAC have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of ITAC and Arbe, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations including, without limitation, future revenue, or financial condition of Arbe following the Merger. Certain adjustments and assumptions have been made regarding ITAC and Arbe after giving effect to the Merger. Arbe and ITAC believe these assumptions are reasonable, however, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect Arbe’s results of operations or financial condition following the consummation of the Merger. For these and other reasons, the historical and pro forma condensed combined financial information included in this proxy statement/prospectus does not necessarily reflect Arbe’s results of operations and financial condition and the actual financial condition and results of operations of Arbe following the Merger may not be consistent with, or evident from, this pro forma financial information.

Any projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or Arbe’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by Arbe and its management team. None of the projections and forecasts included in this proxy statement/prospectus (or provided to the ITAC board of directors in connection with its evaluation of the Merger) have been prepared with a view toward public disclosure other than to certain parties involved in the Merger or toward complying with SEC guidelines or U.S. GAAP. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Arbe and ITAC. Furthermore, they may exclude, among other things, certain material items such as transaction-related expenses. Important factors that may affect actual results and results of Arbe’s operations following the Merger or could lead to such projections and forecasts not being achieved include, but are not limited to: client demand for Arbe’s products, an evolving competitive landscape, rapid technological change, margin shifts in the industry, regulation changes in a highly regulated environment, successful management and retention of key personnel, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

ITAC may not be able to complete the Merger or any other Merger within the prescribed time frame, in which case ITAC would cease all operations, except for the purpose of winding up and ITAC would redeem ITAC’s Public Shares and liquidate.

ITAC must complete an initial combination by the Deadline Date of December 11, 2021, which may be extended for up to two three-month periods upon payment of an extension payment of $762,360 for each extension, ITAC may not be able to consummate the Merger or any other Business Combination by such date. If ITAC has not completed any initial business combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ITAC’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to ITAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

ITAC stockholders may be held liable for claims by third parties against ITAC to the extent of distributions received by them upon redemption of their shares in a liquidation.

If the Merger is not completed, then under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of ITAC’s Trust Account distributed to ITAC’s Public Stockholders upon the redemption of ITAC’s Public Shares in the event ITAC does not complete an initial business combination by the Deadline Date, may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Because ITAC may not comply with Section 280, Section 281(b) of the DGCL requires ITAC to adopt a plan, based on facts known to ITAC at such time that will provide for ITAC’s payment of all existing and pending claims or claims that may be potentially brought against ITAC within the 10 years following ITAC’s dissolution. However, because ITAC is a blank check company, rather than an operating company, and ITAC’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from ITAC’s vendors (such as lawyers, investment bankers and auditors) or prospective target businesses. If ITAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. ITAC cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, ITAC’s Public Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of ITAC’s Public Stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to ITAC’s Public Stockholders upon the redemption of its Public Shares in the event ITAC does not complete an initial business combination by the Deadline Date, is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

ITAC may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements or similar agreements. A possible change in accounting treatment of the warrants or restatement of ITAC’s historical financial statements may be seen as a basis for such a lawsuit. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources, and the possibility of such a lawsuit may result in an increase in the cost of directors and officers liability insurance coverage. An adverse judgment could result in monetary damages, which could have a negative impact on ITAC’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. Currently, ITAC is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Merger.

The ongoing COVID-19 pandemic may adversely affect ITAC’s and Arbe’s ability to consummate the Merger.

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement/prospectus.

ITAC and Arbe may be unable to complete the Merger if continued concerns relating to COVID-19 restrict travel and limit the ability to have meetings with Arbe personnel. The extent to which COVID-19 impacts ITAC’s and Arbe’s ability to consummate the Merger will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, ITAC’s and Arbe’s ability to consummate the Merger may be materially adversely affected.

The grant and future exercise of registration rights may adversely affect the market price of Arbe Ordinary Shares upon consummation of the Merger.

Pursuant to the Business Combination Agreement, Arbe has agreed to file a registration statement covering the sale by Arbe’s existing shareholders of their Arbe Ordinary Shares. Pursuant to the PIPE Subscription Agreements, Arbe agreed to file a registration statement covering the Arbe Ordinary Shares issued to the PIPE Investors. Pursuant to the Founder Registration Rights Amendment, Arbe agreed to assume ITAC’s obligations to register the Arbe Ordinary Shares issuable with respect to the Founder Shares. These registration rights agreements are described elsewhere in this proxy statement/prospectus. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arbe Ordinary Shares post-Merger.

The sale by present Arbe Shareholders and/or the Sponsor upon the expiration of their lock-up period may cause the market price of Arbe’s securities to drop significantly, even if Arbe’s business is doing well.

Arbe has agreed to file a separate registration statement with respect to the 48,275,832 Arbe Ordinary Shares (after giving effect to the Recapitalization) held by the present Arbe shareholders and 3,996,092 Arbe Ordinary Shares issuable upon exercise of the Arbe Continuing Warrants. Holders of 36,356,885 of these shares have signed a lock-up agreement pursuant to which they agreed not to sell their Arbe Ordinary Shares during the period commencing from the Closing and ending one year from the Closing, subject to early release if the closing price of the Arbe Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing. Additionally, the Sponsor is subject to a lock-up with respect to the 1,905,900 Arbe Ordinary Shares that will be issued with respect to the Founder Shares as follows. In addition to being subject to the same lock-up provisions that are applicable to the Arbe shareholders, the Sponsor is subject to enhanced lock-up restrictions with respect to 952,950 Arbe Ordinary Shares. In addition to sales pursuant to a registration statement, the Sponsor and the Arbe shareholders will be able to sell their Arbe Ordinary Shares pursuant to Rule 144.

Upon expiration of the applicable lock-up periods, and upon effectiveness of the registration statement which Arbe files or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the Sponsor and the present Arbe shareholders may sell large amounts of Arbe Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Arbe’s Ordinary Share price and putting significant downward pressure on the price of Arbe’s Ordinary Shares. See the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements – Lock-up Agreements.”

ITAC has had a limited opportunity to assess the management of Arbe’s business and, as a result, cannot assure you that Arbe’s management has all the skills, qualifications or abilities necessary to manage a public company.

ITAC’s ability to assess Arbe’s management may be limited due to a lack of time, resources or information. ITAC’s assessment of the capabilities of Arbe’s management, therefore, may prove to be incorrect and Arbe management may lack the skills, qualifications or abilities that ITAC believed the Arbe management to have. Should Arbe’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of Arbe or Arbe post-Merger may be negatively impacted. Accordingly, any stockholders who choose to remain stockholders of Arbe following the Merger could suffer a reduction in the value of their shares and/or warrants.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Merger, the ITAC board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Merger will not be approved.

The ITAC board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Merger. If the Adjournment Proposal is not approved, the ITAC board of directors will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Merger. In such event, the Merger may not be completed.

The exercise of ITAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Merger may result in a conflict of interest when determining whether such changes to the terms of the Merger or waivers of conditions are appropriate and in ITAC’s stockholders’ best interest.

In the period leading up to the closing of the Merger, events may occur that, pursuant to the Business Combination Agreement, would require ITAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Arbe or to waive rights that ITAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Arbe’s business, a request by Arbe to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have an adverse effect on Arbe’s business (some of which may give rise to ITAC’s ability to terminate the Business Combination Agreement). In any of those circumstances, it would be at ITAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what they may believe is best for ITAC and what they may believe is best for themselves in determining whether or not to take the requested action. While certain changes could be made without further stockholder approval, under certain circumstance, ITAC would circulate a new or amended proxy statement/prospectus and resolicit ITAC’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal (although any such recirculation is discretionary and would be made at the discretion of the ITAC officers and directors).

Nasdaq may not list or maintain the listing of Arbe’s Ordinary Shares and Arbe Warrants, which could limit investors’ ability to engage in transactions in Arbe’s securities and subject such Arbe securities to additional trading restrictions.

Arbe intends to apply to have its securities listed on the Nasdaq Capital Market upon consummation of the Merger. Arbe will be required to meet the initial listing requirements of the Nasdaq Capital Market in order to list the Arbe Ordinary Shares and Arbe Warrants. There can be no assurance that Arbe will be able to meet those initial listing requirements. In particular, the Nasdaq Capital Market requires listed companies to have at least 300 round lot holders, at least 50% of which must hold at least $2,500 of securities. Even if Arbe’s securities are so listed, Arbe may be unable to maintain the listing of its securities in the future. Although a Nasdaq listing is a condition to Arbe’s obligation to close, Arbe has the right to waive this closing condition.

If Arbe fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, and Arbe waives the closing condition, Arbe could face significant material adverse consequences, including but not limited to:

•        the need to comply with state blue sky or securities law provisions, which is not required for a Nasdaq-listed security, and which may significantly delay the completion of the Merger;

•        a reluctance on the part of brokers to process transaction for OTC companies;

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for the company;

•        a reduced liquidity for Arbe’s securities; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of ITAC’s securities or, following the Closing, Arbe’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of ITAC’s securities prior to the Closing may decline. The market values of the Arbe Ordinary Shares at the time of the Business Combination may vary significantly from the price of the ITAC Common Stock on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus/consent solicitation statement, or the date on which ITAC shareholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of Arbe’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the Arbe Ordinary Shares. Accordingly, the valuation ascribed to Arbe may not be indicative of the price that will prevail in the trading market following the Merger. If an active market for Arbe’s securities develops and continues, the trading price of Arbe’s securities following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Arbe’s control. Any of the factors listed below could have a material adverse effect on your investment in Arbe’s securities and the Arbe’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Arbe’s securities may not recover and may experience a further decline.

Factors affecting the trading price of Arbe’s securities may include:

•        actual or anticipated fluctuations in Arbe’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about Arbe’s operating results;

•        success of competitors;

•        Arbe’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Arbe or the media and broadband industry in general;

•        operating and share price performance of other companies that investors deem comparable to Arbe;

•        Arbe’s ability to develop and market its products;

•        the market’s perception as to Arbe’s ability to develop and maintain any perceived technological advantage it may have;

•        actions by social media users to seek to increase activity in Arbe’s securities;

•        changes in laws and regulations affecting Arbe’s business;

•        Arbe’s ability to meet compliance requirements;

•        commencement of, or involvement in, litigation involving Arbe;

•        changes in Arbe’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of Arbe’s ordinary shares available for public sale;

•        changes in trading patterns resulting from social media action not related to the results of Arbe’s business;

•        any major change in the Post-Merger Board or management;

•        sales of substantial amounts of Arbe’s Ordinary Shares by the Arbe’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Arbe’s securities irrespective of Arbe’s operating performance. Particularly since the onset of the COVID-19 pandemic, global stock markets in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Arbe’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Arbe could depress Arbe’s share price regardless of Arbe’s business, prospects, financial conditions or results of operations. A decline in the market price of Arbe’s securities also could adversely affect Arbe’s ability to issue additional securities and Arbe’s ability to obtain additional financing in the future.

If ITAC does not complete the Business Combination, its officers and directors may have a conflict of interest in entering into an agreement for another business combination.

ITAC’s two officers, one of whom is also a director, hold the same positions with another SPAC, Industrial Tech Acquisitions II, Inc., which has filed a registration statement with the SEC that has not, as of the date of this proxy statement/prospectus, been declared effective. ITAC’s three other directors are also nominees for directors of the other SPAC. At the time of ITAC’s IPO, ITAC’s officers and directors agreed not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act until ITAC has entered into a definitive agreement regarding an initial Business Combination or until ITAC has liquidated the Trust Account. Since ITAC has entered into the Business Combination Agreement, this provision is no longer applicable. In the event that the Merger is not completed for any reason, ITAC’s officers and directors would have a conflict of interest in negotiating for a business combination for ITAC in that they would be in a position where they would be negotiating for business combination s simultaneously and would have to determine to which SPAC a business opportunity would be offered.

The Sponsor has a different economic interest in the completion of the Merger than the Public Stockholders.

ITAC’s chief executive officer and a director is the managing partner of the Sponsor, and the other four directors have an equity interest in the Sponsor. The Sponsor paid a nominal amount for its 19.7% equity interest in ITAC. If ITAC consummates the Merger, the Sponsor may recoup its investment, and even make a profit, even if the Arbe Ordinary Shares trade at a price which is substantially less that the transaction value of the Merger. If ITAC does not complete a business combination, the Sponsor will lose its entire investment. In contrast, the holders of ITAC’s Public Shares will have paid $10 per share in the IPO and may have paid more in the after-market, and if they choose to hold their shares after the Merger, they may not recoup their investment or make a profit, unless the shares trade at a price higher than their purchase price. However, Public Stockholders can instead choose to redeem their shares at the full Redemption Price. As a result of these different economic positions, the founders and the Public Stockholders may have conflicting interests in seeing the Merger completed. The Sponsor may prefer to complete a business combination that would not trade well post-business combination, rather than have no business combination at all. But the Public Stockholders may prefer no business combination at all to a business combination that fails to trade at a premium to their purchase price. In order to protect themselves against any such conflicting interests, Public Stockholders may consider carefully whether they consider the Merger likely to trade at a premium to their purchase price and whether to redeem their Public Shares. Thus, Public Stockholders may choose to redeem their Public Shares whether or not they vote in favor of the Merger.

Risks Related to Redemptions of Public Shares

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your Public Shares, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) ITAC’s completion of the Merger (or, if the Merger is not completed, an alternative business combination), and then only in connection with those shares of ITAC Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein and (ii) the redemption of ITAC’s Public Shares if ITAC is unable to complete an initial business combination by December 11, 2021, subject to extension and subject to applicable law and as further described herein. In addition, if ITAC plans to redeem its Public Shares because ITAC is unable for any reason to complete an initial business combination by the Deadline Date of December 11, 2021, as such date may be extended, compliance with Delaware law may require that ITAC submit a plan of dissolution to ITAC’s then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, public stockholders may be forced to wait beyond the Deadline Date before they receive funds from the Trust Account. In no other circumstances will ITAC’s public stockholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

If an ITAC Public Stockholder fails to properly demand redemption of his or her Public Shares, he or she will not be entitled to redeem his or her Public Shares for a pro rata portion of the Trust Account.

ITAC Public Stockholders may demand that ITAC redeem their Public Shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Merger. ITAC stockholders who may exercise this redemption right regardless of whether they vote for or against the Business Combination or do not vote on the Business Combination Proposal, either in favor or against the Merger, and deliver their Public Shares (either physically or electronically) to ITAC’s transfer agent prior to the vote at the Special Meeting. Any ITAC Public Stockholder who fails to properly demand redemption of such stockholder’s Public Shares will not be entitled to redeem his or her Public Shares for a pro rata portion of the Trust Account. See the section entitled “Special Meeting of ITAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

If ITAC’s Public Stockholders redeem a significant number or Public Shares, it may be more difficult to close the Merger.

Pursuant to the Existing ITAC Articles, ITAC must have net tangible assets of at least $5,000,001 in the Trust Account immediately prior to or upon the consummation of the Business Combination. In no event will ITAC redeem its public shares in an amount that would cause ITAC’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination. As a result of the classification of the ITAC Warrants as a liability and an increase in the Warrant Liability subsequent to December 31, 2020, ITAC’s stockholder’s equity, which was $5,000,004 at December 31, 2020, was reported at a negative of approximately $17 million at March 31, 2021 and all of the Public Shares were classified as common stock subject to redemption. Consequently, if accepting any significant number of properly submitted redemption requests would cause ITAC’s net tangible assets to be less than $5,000,001, ITAC could not proceed with the Merger and may instead search for an alternate business combination. If the Merger is unsuccessful and ITAC is not able to consummate another business combination by the Deadline Date, ITAC’s Public Stockholders will not receive their pro rata portion of the Trust Account until ITAC liquidates the Trust Account. If ITAC’s Public Stockholders are in need of immediate liquidity, they could attempt to sell their shares in the open market; however, at such time ITAC’s shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, ITAC’s Public Stockholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with redemption until ITAC liquidates or they are able to sell their shares in the open market.

Risks Related to Ownership of the Arbe Ordinary Shares

The Arbe Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of Arbe ordinary shares.

Certain provisions of Israeli law and the Arbe Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire Arbe or for Arbe’s shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for the Arbe ordinary shares. For example, Israeli corporate law regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to Arbe or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

Arbe does not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your Arbe Ordinary Shares for a price greater than the price you paid for the ITAC Common Stock.

Arbe currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on the Arbe ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur.

Arbe’s board of directors has sole discretion whether to pay dividends. If Arbe’s board of directors decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Companies Law imposes restrictions on Arbe’s ability to declare and pay dividends.

If, following the Merger, securities or industry analysts do not publish or cease publishing research or reports about Arbe, its business, or its market, or if they change their recommendations regarding the Arbe ordinary shares adversely, then the price and trading volume of the Arbe ordinary shares could decline.

The trading market for the Arbe ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. Arbe does not control these analysts, or the content and opinions included in their reports. As a new public company, Arbe may be slow to attract research coverage and the analysts who publish information about the Arbe ordinary shares will have had relatively little experience with Arbe, which could affect their ability to accurately forecast Arbe’s results and make it more likely that Arbe fails to meet their estimates. In the event Arbe obtains industry or financial analyst coverage, if any of the analysts who cover Arbe issues an inaccurate or unfavorable opinion regarding it, Arbe’s share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Arbe’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the Arbe ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of Arbe or fail to publish reports on it regularly, Arbe’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

Risks Related to United States Tax Consequences

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, is taxable under Section 367(a) of the Code, or is otherwise taxable to U.S. Holders of ITAC Common Stock and/or ITAC Warrants, then the Merger generally would be taxable with respect to such U.S. Holders.

The parties to the Merger intend that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code (a “reorganization”), and subject to the uncertainties discussed below, the parties expect the Merger to so qualify. If the Merger qualifies as a reorganization, it is not expected to result in gain being recognized by U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations”) of ITAC Common Stock and/or ITAC Warrants immediately prior to the Effective Time (other than possibly with respect to any such holder that would own, actually or constructively, 5% or more (by vote or value) of the outstanding shares of Arbe Ordinary Shares immediately after the Merger) (together, the “Intended Tax Treatment”). The parties intend to report the Merger in a manner consistent with the Intended Tax Treatment. However, there are significant factual and legal uncertainties as to whether the Merger will qualify for the Intended Tax Treatment. For example, under Section 368(a) of the Code and the Treasury regulations promulgated thereunder, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as ITAC. Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. shareholder exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. shareholder is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied. Moreover, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify for the Intended Tax Treatment, and neither ITAC nor Arbe intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

If, at the Effective Time, any requirement of Section 368(a) of the Code is not met, then a U.S. Holder of ITAC Common Stock and/or ITAC Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value (as of the closing date of the Merger) of Arbe Ordinary Shares and/or Arbe Warrants received in the Merger, over such holder’s aggregate adjusted tax basis in the corresponding ITAC Common Stock and/or ITAC Warrants surrendered by such holder in the Merger.

If the Merger does meet the requirements of Section 368(a) of the Code, but at the Effective Time, any requirement for Section 367(a) of the Code not to impose gain on a U.S. Holder is not satisfied, then a U.S. Holder of ITAC Common Stock and/or ITAC Warrants generally would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the Merger of Arbe Ordinary Shares and/or Arbe Warrants received in the Merger, over such holder’s aggregate tax basis in the ITAC Common Stock and/or ITAC Warrants surrendered by such holder in the Merger.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders of ITAC Common Stock and/or ITAC Warrants, including the application of Section 367(a) of the Code, see the section entitled “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Considerations of the Merger.” If you are a U.S. Holder whose ITAC Common Stock and/or ITAC Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The IRS may not agree that Arbe should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Arbe is incorporated and tax resident in Israel, following the closing of the Merger the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Arbe is not so created or organized (but is instead incorporated only in Israel), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes,” based on the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, Arbe is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874 after the Merger. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Arbe as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 Arbe’s status as a foreign corporation for U.S. federal income tax purposes, Arbe and certain Arbe shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Arbe and future withholding taxes on certain Arbe shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of Arbe Ordinary Shares and/or Arbe Warrants would be treated as holders of stock and warrants of a U.S. corporation.

See “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors in Arbe should consult their own advisors regarding the application of Code Section 7874 to the Merger.

Code Section 7874 may limit the ability of ITAC to use certain tax attributes following the Merger, increase Arbe’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to Arbe and Arbe’s shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, and after the acquisition the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, Arbe and certain of Arbe’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Arbe include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Arbe and Arbe’s Shareholders,” based on the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations (as defined in “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes”), and certain factual assumptions, Arbe is not currently expected to be subject to these rules under Code Section 7874 after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether Arbe is subject to the above rules or that such a challenge would not be sustained by a court.

However, even if Arbe is not subject to the above adverse consequences under Section 7874, Arbe may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If Arbe were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of Arbe attributable to the Merger for purposes of determining the Section 7874 Percentage (as defined in “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes”) of that subsequent acquisition, making it more likely that Code Section 7874 will apply to such subsequent acquisition.

See “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Arbe and Arbe’s Shareholders” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors in Arbe should consult their own advisors regarding the application of Code Section 7874 to the Merger.

U.S. Holders of Arbe Ordinary Shares and/or Arbe Warrants may suffer adverse tax consequences if Arbe is treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets and operations of Arbe and its subsidiaries, Arbe does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, which includes the Merger, and does not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of Arbe’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Arbe will be a PFIC in 2021 or for any future taxable year. In addition, neither ITAC’s nor Arbe’s respective U.S. counsel expresses any opinion with respect to Arbe’s PFIC status for 2021 or future taxable years.

If Arbe is a PFIC for any taxable year, a U.S. Holder of Arbe Ordinary Shares and/or Arbe Warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of Arbe Ordinary Shares and/or Arbe Warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of the Arbe Ordinary Shares and/or Arbe Warrants. Certain elections (including a qualified electing fund election (or a QEF election or a mark-to-market election) that may be available to U.S. Holders of Arbe Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the Arbe Warrants. Additionally, there can be no assurance that Arbe will have timely knowledge of its status as a PFIC in the future or that Arbe will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of Arbe Ordinary Shares and/or Arbe Warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to Arbe and the ownership of Arbe Ordinary Shares and/or Arbe Warrants.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” that are subject to risks and uncertainties. Statements that are not historical facts, including statements about ITAC and Arbe and the transactions contemplated by the Business Combination Agreement, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of ITAC’s and Arbe’s business, financial condition, results of operations, liquidity, plans and objectives, as well as expectations with respect to anticipated financial impacts of the transactions contemplated by the Business Combination Agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this proxy statement/prospectus regarding the following matters are forward-looking by their nature:

•        Arbe’s projection of revenue and other operating results;

•        Arbe’s expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

•        Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

•        Arbe’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving;

•        Arbe’s belief that a fully autonomous vehicle is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to significantly reduce fuel consumption and air pollution;

•        Arbe’s belief that automakers choose to integrate advanced driver assistance systems (ADAS) based on several technologies simultaneously (radar, camera and LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

•        Arbe’s belief that its 4D imaging radar technology holds significant advantages over alternative technologies such as vision through cameras or LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

•        Arbe’s belief that its groundbreaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of vision, differentiates Arbe and will enable Arbe to successfully compete and develop and maintain a leadership position in its target markets;

•        Arbe’s belief that its products will be competitively priced;

•        Arbe’s expectation that its marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 manufacturers to integrate Arbe Radar Chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs;

•        Arbe’s belief that that outsourcing will provide Arbe a more secure path in production for quality control and reliability for automotive requirements;

•        Arbe’s belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology;

•        Arbe’s expectation that awareness among automakers and vehicle owners of the importance and benefits of installing ADAS (even in the absence of binding regulation) has increased, and it is likely that in the future, the vast majority of new vehicles will be equipped with these systems;

•        Arbe’s belief that the Arbe Radar Chipset will make it possible to launch an L3 autonomous vehicle without the need for LiDAR, thus lowering costs and adapting the vehicle to the general public;

•        Arbe’s belief that its existing infrastructure positions it well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that Arbe is developing;

•        Arbe’s belief that the automotive market, which experienced significant slowdown following the spread of the coronavirus (COVID-19) pandemic, is expected to resume growth during 2021;

•        Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of L2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; and

•        Arbe’s belief that a requirement on the part of insurance companies to install radar systems as a condition for issuing insurance policies is expected to increase the demand for Arbe’s products.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus, to conform these statements to actual results or to changes in our expectations.

SPECIAL MEETING OF ITAC STOCKHOLDERS

General

ITAC is furnishing this proxy statement/prospectus to ITAC’s stockholders as part of the solicitation of proxies by the ITAC board of directors for use at the Special Meeting of ITAC stockholders to be held virtually on             , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus provides ITAC’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting of stockholders will be held on           , 2021 at           , Eastern time, virtually accessible at            or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

At the Special Meeting, ITAC is asking holders of ITAC Common Stock to:

•        consider and vote upon the Business Combination Proposal;

•        consider and vote upon the ITAC Charter Proposal;

•        consider and vote upon the Adjournment Proposal, if presented.

Recommendation of the ITAC Board of Directors

The ITAC board of directors has unanimously determined that each of the Business Combination Proposal, the ITAC Charter Proposal, and the Adjournment Proposal presented at the Special Meeting is in the best interests of ITAC and its stockholders, and unanimously recommends that ITAC stockholders vote “FOR” each of the proposals.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

ITAC has fixed the close of business on               , 2021, as the “record date” for determining ITAC stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the record date, there were 9,680,736 shares of ITAC Common Stock outstanding and entitled to vote. Each share of ITAC Common Stock is entitled to one vote at the Special Meeting., with the ITAC Class A Common Stock and Class B Common Stock voting as a single class. Holders of ITAC Warrants do not have voting rights.

Quorum

The presence, virtually or by proxy, of 4,840,369 shares, which is a majority of all the outstanding shares of ITAC Common Stock entitled to vote constitutes a quorum at the Special Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain,” shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals or a broker non-vote so long as the stockholder has given the bank, broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Special Meeting may adjourn the Special Meeting.

Vote Required

The approval of the Business Combination Proposal and the ITAC Charter Proposal requires the affirmative vote by the holders of a majority of the outstanding shares of ITAC Common Stock. The approval of the Adjournment Proposal, if presented, will require the affirmative vote of a majority of the votes cast by holders of ITAC Common Stock present and entitled to vote at the meeting. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal, the ITAC Charter Proposal and the Adjournment Proposal. Broker Non-Votes will have the same effect as a vote “AGAINST” the Business Combination Proposal and the ITAC Charter Proposal, but will not have an effect on the Adjournment Proposal.

The Merger is conditioned on the approval of each of the Condition Precedent Proposals. The Condition Precedent Proposals are cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety.

Voting Your Shares

Each share of ITAC Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of ITAC Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of ITAC Common Stock at the Special Meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the ITAC board of directors “FOR” the Business Combination Proposal, the ITAC Charter Proposal and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

You Can Virtually Attend the Special Meeting and Vote Online.    You will be able to vote virtually at [•url]. However, if your shares are held in the name of your broker, bank or another nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way ITAC can be sure that the broker, bank or nominee has not already voted your shares.

Certain Voting Arrangements

As of             , 2021, the record date for the Special Meeting, the Sponsor beneficially owned and was entitled to vote 1,905,900 shares of ITAC Common Stock, representing approximately 19.7% of the issued and outstanding shares of ITAC Common Stock. The Sponsor and the Insiders are parties to the Letter Agreement pursuant to which they committed to ITAC to vote any shares they own in favor of the Business Combination Proposal.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify ITAC’s secretary, in writing, before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of ITAC Common Stock, you may call [•], ITAC’s proxy solicitor, at (800) [•] or banks and brokers can call collect at [•].

Redemption Rights

Holders of Public Shares may seek to have their shares redeemed for cash, provided that they vote their Public Shares either for or against the Business Combination Proposal. Any stockholder holding Public Shares as of the record date may demand that ITAC redeem such shares into a full pro rata portion of the Trust Account (which was $                per share as of           , 2021, the record date), calculated as of two business days prior to the anticipated consummation of the Merger. If a holder properly seeks redemption as described in this section and the Merger is consummated, ITAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares. A holder of Public Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act) may not seek to have more than 15% of the aggregate Public Shares redeemed without the consent of ITAC.

The Sponsor and ITAC’s officers and directors will not have redemption rights with respect to any shares of ITAC Common Stock owned by them, directly or indirectly.

Holders demanding redemption are also required to (A) submit their redemption request, which includes the name of the beneficial owner of the Public Shares to be redeemed, in writing to Continental Stock Transfer & Trust Company, ITAC’s transfer agent and (B) deliver their stock, either physically or electronically using DTC’s DWAC System, to ITAC’s transfer agent no later than 5:00 pm Eastern time on             , 2021 (two (2) business days prior to the Special Meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares represented by certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to have Public Shares redeemed, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal, but only with the consent of ITAC. If a Public Stockholder delivers Public Shares for redemption and later decides prior to the Special Meeting not to elect redemption, such holder may request that ITAC consent to the return of such shares to such holder. Such a request must be made by contacting Continental Stock Transfer & Trust Company, ITAC’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the Merger is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to have their shares redeemed. ITAC will thereafter promptly return any shares delivered by Public Stockholders. In such case, Public Stockholders may only share in the assets of the Trust Account upon the liquidation of ITAC. This may result in Public Stockholders receiving less than they would have received if the Merger was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of ITAC Class A Common Stock on the record date was $           . The cash held in the Trust Account on such date was approximately $77.0 million (approximately $              per Public Share). Prior to exercising redemption rights, holders of Public Shares should verify the market price of ITAC Class A Common Stock as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ITAC cannot assure its stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Appraisal Rights

None of the stockholders, Unit holders or warrant holders of ITAC have appraisal rights in connection the Merger under the DGCL.

Proxy Solicitation Costs

ITAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. ITAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ITAC will bear the cost of the solicitation.

ITAC has hired [•] to assist in the proxy solicitation process, ITAC will pay such firm a fee of $[•], plus disbursements.

ITAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ITAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of ITAC Common Stock are being asked to adopt the Business Combination Agreement and approve the Transactions contemplated thereby, including the Merger. ITAC stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

ITAC may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of ITAC Common Stock as of the record date for the Special Meeting.

General

Transaction Structure and Merger Consideration

The Business Combination Agreement provides for the merger of Merger Sub with and into ITAC, with ITAC surviving the Merger as a wholly-owned subsidiary of Arbe. The Business Combination Agreement is described under the heading “The Business Combination Agreement on Page 115.

Pursuant to the Business Combination Agreement, at the Closing, and following the Recapitalization and the PIPE Investment, (i) Merger Sub will merge with and into ITAC, with ITAC continuing as the surviving entity and a wholly-owned subsidiary of Arbe (which we refer to as the Merger); (ii) the ITAC Common Stock (including ITAC Class A Common Stock and ITAC Class B Common Stock) will be converted into Arbe Ordinary Shares on a one-for-one basis; (iii) warrants to purchase ITAC Common Stock will be converted into warrants to purchase the same number of Arbe Ordinary Shares at the same exercise price and for the same exercise period; (iv) ITAC will become a wholly owned subsidiary of Arbe; and (v) ITAC will change its corporate name to Autobot HoldCo, Inc. and will have a restated certificate of incorporation appropriate for a private corporation (as described under “Proposal No. 2. — The ITAC Charter Proposal”).

Prior to the Closing, but subject to the completion of the Merger, Arbe will effect a recapitalization of its outstanding equity securities (which we refer to as the Recapitalization) so that the only class of outstanding equity of Arbe will be the Arbe Ordinary Shares (and certain options and warrants to be rolled over in connection with the Merger). To effect the Recapitalization, (i) each Exercising Arbe Warrant will be exercised to purchase Arbe Ordinary Shares or Arbe Preferred Shares in accordance with the terms of the Exercising Arbe Warrants; (ii) the Arbe Preferred Shares (including Arbe Preferred Shares issuable upon exercise of Exercising Warrants) will be converted into Arbe Ordinary Shares in accordance with their terms; (iii) Arbe will effect a recapitalization of the Arbe Ordinary Shares so that the holders of the Arbe Ordinary Shares (and options and warrants to acquire Arbe Ordinary Shares that are not converted to Arbe Ordinary Shares in the Recapitalization) will have shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $525,000,000, plus the amount of any ITAC transaction expenses (other than expenses related to the PIPE Investment) in excess of $7,000,000, on a fully diluted basis (the ratio at which Company Ordinary Shares are recapitalized being referred to as the Conversion Ratio); and (iv) with respect to outstanding options and warrants to purchase Arbe Ordinary Shares, the number of Arbe Ordinary Shares issuable upon exercise of such security will be multiplied by the Conversion Ratio and the exercise price of such security will be multiplied by the Conversion Ratio. The Business Combination Agreement does not provide for any purchase price adjustments (other with respect to ITAC transaction expenses above $7,000,000, as described above, for which there is no post-closing adjustment). No fractional Arbe Ordinary Shares will be issued to holders of Arbe Ordinary Shares, fractional shares will be rounded to the next higher integral number of Arbe Ordinary Shares.

In addition, following the Recapitalization and immediately prior to the Effective Time of the Merger, subject to the next sentence, ITAC agreed to sell 10,000,000 shares of ITAC common stock at a price of $10.00 per share in pursuant to the PIPE Subscription Agreements. Notwithstanding the foregoing, pursuant to the PIPE Subscription Agreements, Arbe has the right to issue to the PIPE Investors a total of 10,000,000 Arbe Ordinary Shares after the completion of the Recapitalization, in which event ITAC will no longer have an obligation to sell ITAC Class A Common Stock to the PIPE Investors and the PIPE Investors will have no right to purchase ITAC Class A Common Stock from ITAC. For the absence avoidance of doubt, the PIPE Investors will not participate in the Recapitalization

Pro Forma Capitalization

The pro forma equity valuation of Arbe upon consummation of the Merger, assuming a No Redemption Scenario, is estimated to be approximately $722 million. We estimate that at the Effective Time, in the No Redemption Scenario, the securityholders of Arbe will own approximately 71.04% of the outstanding Arbe Ordinary Shares and the securityholders of ITAC, namely the Public Stockholders, the Sponsor and the PIPE Investors, will own the remaining Arbe Ordinary Shares.

Background of the Merger

The following is a discussion of the formation of ITAC, the background of ITAC’s efforts to effect an initial business combination, and its negotiations with and evaluation of Arbe, the Business Combination Agreement and related matters.

ITAC is a blank check company formed on June 2, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ITAC’s efforts to identify a prospective target business were not limited to any particular industry or geographic region, although it focused its search on targets operating in the industrial and energy focused technology areas, including software, mobile and Internet of Things (“IoT”) applications, cloud communications and ultra-high bandwidth services, including LTE and 5G communications. The Transaction with Arbe is a result of a thorough search for a potential transaction using the extensive network and investing and operating experience of ITAC’s management team and board of directors. The terms of the Business Combination Agreement are the result of arm’s-length negotiations between representatives of ITAC and Arbe.

On September 11, 2020, ITAC completed its IPO of 7,500,000 Units, each Unit consisting of one ITAC Public Share and one ITAC Public Warrant, at a price of $10.00 per Unit, generating total gross proceeds to ITAC of $75,000,000. Simultaneously with the closing of ITAC’s IPO, ITAC completed the private sale of an aggregate of 3,075,000 ITAC Private Warrants to its Sponsor at a price of $1.00 per ITAC Private Warrant, generating gross proceeds to ITAC of $3,075,000. On October 13, 2020, the underwriter partially exercised its over-allotment option, resulting in the purchase and sale of an additional 123,600 Units, generating total gross proceeds to ITAC of $1,236,000. In connection with the underwriter’s partial exercise of its over-allotment option, ITAC also consummated the sale of an additional 37,080 ITAC Private Warrants, generating total proceeds of $37,080. A total of $76,998,360, comprised of $73,886,280 of the proceeds from ITAC’s IPO (which amount includes $2,668,260 of the underwriters’ deferred discount) and $3,112,080 of the proceeds of the sale of the ITAC Private Warrants, was placed in the Trust Account. Maxim was the IPO underwriter.

Except for a portion of the interest earned on the funds held in the Trust Account that may be released to ITAC to pay taxes, none of the funds held in the Trust Account will be released until the earliest to occur of (a) the completion of an initial business combination by ITAC, (b) the redemption of any ITAC Public Shares properly submitted in connection with a stockholder vote to amend ITAC’s amended and restated certificate of incorporation (i) to modify the substance or timing of ITAC’s obligation to redeem 100% of the Public Shares if ITAC does not complete an initial business combination by December 11, 2021 (or by June 11, 2022, if ITAC extends the period of time to consummate a business combination in full), or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (c) the redemption of the Public Shares if ITAC is unable to complete an initial business combination by December 11, 2021 (or by June 11, 2022, if ITAC extends the period of time to consummate a business combination in full), subject to applicable law. ITAC is required to complete its initial business combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if it extends the period of time to consummate a business combination, as described in more detail in the Prospectus.

Prior to the consummation of its IPO, neither ITAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with ITAC.

From the date of the IPO through execution of the Business Combination Agreement on March 18, 2021, ITAC’s management team considered a number of potential target companies with the objective of consummating an acquisition. Representatives of ITAC contacted and were contacted by a number of individuals and entities who offered to present ideas for acquisition opportunities, including financial advisors and companies within the industrial and energy focused technology sectors. ITAC’s management team compiled a list of high priority potential targets and updated and supplemented such list from time to time.

During that period and subject to the exclusivity described below, ITAC’s management team and representatives of ITAC:

•        identified and evaluated approximately 50 potential acquisition target companies;

•        completed meaningful reviews and had substantive discussions with 11 companies that were considered by ITAC’s management team to be appropriate targets (including Arbe);

•        entered into non-disclosure agreements (“NDAs”), containing customary terms regarding confidentiality, without imposing exclusivity or other similar restrictions, with eight companies that ITAC’s management team considered to be appropriate targets (including Arbe), to facilitate due diligence review of confidential materials from these companies; and

•        negotiated and executed a non-binding letter of intent with Arbe in December 2020.

Representatives of ITAC also engaged in significant due diligence and detailed discussions directly with the founders and senior executives of Arbe prior to executing the non-binding letter of intent.

•        ITAC’s management team reviewed and evaluated potential acquisitions based on the factors discussed below, as well as the following criteria: Large and compelling growth market.    ITAC focused on investments in industry segments that it believed demonstrated attractive, long-term growth prospects and reasonable overall size or potential. ITAC viewed growth as an important driver of value and sought companies whose growth potential could generate meaningful upside.

•        Attractive, inherently profitable business with high operating leverage.    ITAC sought to invest in companies that it believed possessed sustainable competitive advantages, and the ability to operate profitably.

•        Strong management team.    ITAC sought to acquire a business that had an experienced management team with a proven track record for producing rapid growth and with an ability to clearly and confidently articulate the business and market opportunities to public market investors. As such, ITAC spent significant time assessing a target company’s leadership and personnel and evaluating what ITAC could do to augment and/or upgrade the team over time, as needed.

•        Opportunity for operational improvements.    ITAC sought to identify businesses that it believed were stable, but at an inflection point, and that would benefit from ITAC’s ability to drive improvements in the target company’s processes, go-to-market strategies, product or service offerings, sales and marketing efforts, geographical presence and/or leadership team.

•        Differentiated products or services.    ITAC evaluated metrics such as recurring revenues or potential revenue stream, product life cycle, cohort consistency, pricing per product or customer, cross-selling success and churn rates to focus on businesses whose products or services were differentiated or where ITAC identified an opportunity to create value by implementing best practices.

•        Appropriate valuations.    ITAC sought target companies for its initial business combination based on disciplined valuation-centric metrics. ITAC’s management has significant negotiating and operating experience and recognized that the initial valuation is an important component of the ultimate rate of return.

•        Benefit from being a public company.    ITAC pursued a business combination with a company that it believed would benefit from being publicly traded and could effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•        Leading industry position and competitive market advantage.    ITAC focused its search on one or more businesses within industries that it believed had strong fundamentals, favorable prospects and a high likelihood of generating strong, risk-adjusted returns for ITAC’s stockholders. ITAC sought to acquire a business whose products utilize a proprietary or patented technology, have dominate market position in a specific geographic or technological niche, or have some other form of distinct competitive advantage. The factors ITAC considered included management’s credentials, the target’s growth prospects, competitive dynamics, level of industry consolidation, need for capital investment, intellectual property, barriers to entry, and business combination terms.

•        Potential to grow, including through additional acquisition opportunities.    ITAC sought to acquire a business which has the potential to supplement its organic growth with acquisitions related to its core business. ITAC expects to work with the ongoing management team of the combined company to develop the business strategy around geographic expansion, new products, high-return capital expenditure projects and acquisitions, as well as creating and maintaining the optimal capital structure for growth.

•        High organic revenue growth, attractive gross margins, prudent debt.    ITAC sought to acquire a business that would have the ability to grow rapidly across various market conditions and in varying economic cycles and the near-term potential to generate significant increases in revenue, as well as strong and sustainable operating margins. To provide reliable guidance, ITAC also sought to acquire a business that has strong visibility on forward financial performance and straightforward operating metrics.

•        Sourced on a proprietary basis.    ITAC did not participate in broadly marketed processes, but rather leveraged its extensive network to source a proprietary initial business combination. Notwithstanding the foregoing, ITAC considered participating in a process that is focused primarily on special purpose acquisition companies, where ITAC would not compete with a conventional initial public offering or private equity acquisition, or at the tail end of a process when other alternatives have been eliminated, on the strength of ITAC’s prior experience in closing business combinations or because ITAC is most appropriately sized to the target.

•        Preparedness for the process and public markets.    ITAC sought to acquire a business that has or can put in place prior to the closing of a business combination the governance, financial systems and controls required in the public markets.

ITAC and its advisors determined that the other alternative business combination targets were less suitable than Arbe when taking into account the factors described above and the various targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution. For additional details regarding the reasons of the ITAC board of directors for approving the Merger, see the section of this proxy statement/prospectus entitled “— The ITAC Board of Directors’ Reasons for the Approval of the Merger.”

Timeline of the Merger

Immediately after the completion of ITAC’s IPO on September 11, 2020, the officers and directors of ITAC began to contact potential candidates for a business combination. In addition, ITAC was contacted by a number of individuals and entities with respect to potential business combination opportunities.

ITAC viewed the potential acquisition targets based on the criteria discussed below and used these criteria in evaluating the potential business combination. These criteria included an established middle-market business with proven track records, experienced management teams and strong competitive positions with, or with the potential for, revenue and earnings growth, and attractive free cash flow generation or potential. ITAC focused on sectors exhibiting secular growth or the potential for a near-term cyclical uptick, and within those sectors, focused only on companies that ITAC’s management believed would benefit from being a publicly traded company.

Between September 11, 2020 and February 5, 2021, the date on which ITAC entered into a letter of intent with Arbe, ITAC reviewed in varying degrees approximately 50 potential business combination candidates, took initial steps to evaluate the possibility of a business combination with eleven, including Arbe, and prepared and presented preliminary proposals to three, including Arbe. ITAC’s management team had frequent discussions regarding the various targets, both internally and with a wide range of management teams of the potential targets.

The ten potential targets with which ITAC did not pursue a business combination are:

•        Candidate One:    ITAC was already familiar with a company that it initially thought could be a good acquisition target (which we refer to as Candidate One). Candidate One is an oil and gas pipeline infrastructure company with substantial fiber assets and technology, based in the United States. Upon the closing of the IPO, ITAC commenced conversations with this candidate. The candidate is a division of a larger company and the discussions were based around carving-out the candidate to be a stand-alone company. After extensive discussions and meetings related to the prospective carve-out, it became apparent that the candidate was not able to pursue this option in a timely fashion, and so negotiations ceased.

•        Candidate Two:    The second candidate (which we refer to as Candidate Two) is a company with which the ITAC management team already was familiar. It is a private licensed 4G/5G LTE provider serving critical infrastructure industries with remote communications in the United States. A non-disclosure agreement was executed by ITAC on November 26, 2020. ITAC believed that there could be significant synergy between Candidate One and Candidate Two, so initially ITAC thought that there may be a merger opportunity between the two entities, either before or after a business combination with Candidate One. Since the discussions relating to the acquisition of Candidate One had terminated, ITAC terminated the discussions with Candidate Two, since Candidate Two did not fit ITAC’s criteria in terms of deal size on a stand-alone basis.

•        Candidate Three:    On September 18, 2020, ITAC was introduced to a candidate (which we refer to as Candidate Three) by a third party based in California. Candidate Three is a provider of transportation and logistics services in North America. Initial discussions commenced on October 16, 2020, when ITAC executed a non-disclosure agreement. On November 13, 2020, the candidate presented its SPAC presentation to ITAC’s management team. The two companies had a series of Zoom calls and ITAC performed extensive due diligence on the candidate. On December 10, 2020, ITAC sent a draft letter of intent to Candidate Three. Continued discussions among the parties were held and due diligence was conducted in December 2020 and January 2021. ITAC elected not to pursue a transaction with this candidate due to concerns about the target’s readiness and timing.

•        Candidate Four:    On November 16, 2020, ITAC had an initial Zoom call arranged by a third party, based in New York, to discuss a potential candidate (which we refer to as Candidate Four). Candidate Four is a 3D LiDAR company based in the United States. A non-disclosure agreement was executed by ITAC on November 17, 2020 and subsequent extensive due diligence followed, with multiple Zoom meetings between the two companies. The candidate conducted a Zoom presentation to the ITAC board of directors on January 25, 2021. A non-binding draft letter of intent was sent to the candidate for review on January 26, 2021, but it was not executed. Communications continued with the candidate until the end of January 2021, including follow-on due diligence. The candidate had multiple SPAC offers and the parties decided not to proceed.

•        Candidate Five:    On November 17, 2020, ITAC considered a candidate that was already known to ITAC (which we refer to as Candidate Five). Candidate Five is a U.S. company that creates virus-driven immunotherapies. An initial call was undertaken on November 17, 2020 and a presentation deck was received on the following day. The non-disclosure agreement was executed by ITAC on November 25, 2020 and due diligence was undertaken in December 2020, including reviews and feedback from investment banking research analysts. ITAC continued to receive periodic updates on Candidate Five as it pursued other targets, but did not proceed to a letter of intent with this candidate.

•        Candidate Six:    On December 4, 2020, ITAC was introduced to a candidate (which we refer to as Candidate Six) by a third party, with an initial teaser. Candidate Six is in the LiDAR space and is based in Canada. On January 15, 2021, ITAC’s management and certain members of its board of directors listened to a presentation by the third party. ITAC elected to not pursue any further discussions following this presentation.

•        Candidate Seven:    On January 4, 2021, ITAC was introduced to the seventh candidate (which we refer to as Candidate Seven) by a third party based in Houston. Candidate Seven is a U.S.-based regenerative medicine company developing an innovative cure for chronic diseases. ITAC had an initial call with the candidate’s chief executive officer on February 4, 2021, which included reviewing the candidate’s management presentation dated January 25, 2021. Discussions between the parties were subsequently terminated.

•        Candidate Eight:    On January 21, 2021, ITAC was contacted by the chief financial officer of the eighth candidate (which we refer to as Candidate Eight). Candidate Eight appreciated the fact that ITAC is a Texas-based SPAC and felt that it would tie in well with the candidate’s goals. The candidate is an aerospace company based in the United States. Given its interest in this sector, ITAC was intrigued to learn more about this candidate. A presentation by the candidate’s management and operations team took place via Zoom on January 28, 2021. ITAC’s chief executive officer and, subsequently, one of its directors, visited the candidate’s facility on January 30, 2021. They were impressed with the candidate’s facilities and decided to continue with due diligence. Further discussions and Zoom calls took place. After further discussions, however, ITAC determined that it did not feel that candidate was ready to be a public company.

•        Candidate Nine:    On January 26, 2021, ITAC was contacted directly by the ninth candidate (which we refer to as Candidate Nine), a media company based in the United States. ITAC executed a non-disclosure agreement on January 26, 2021. ITAC had preliminary discussions with Candidate Nine, which were subsequently terminated.

•        Candidate Ten:    On February 2, 2021, a third party (which we refer to as Candidate Ten) reached out to ITAC with a teaser for a luxury all-terrain vehicle company based in the United States. There was an introductory call with Candidate Ten on February 3, 2021. Discussions with Candidate Ten were discontinued following execution of the letter of intent with Arbe on February 5, 2021.

Timeline of the Business Combination Agreement with Arbe

On December 17, 2020, ITAC was introduced to Arbe by Wells Fargo Securities (“Wells Fargo”). After determining interest, ITAC and Arbe were put into contact with each other.

On December 21, 2020, a confidentiality agreement was executed by both parties, providing an opportunity for ITAC to evaluate Arbe’s detailed business and financial information.

On January 18, 2021, the management team of ITAC had a ZOOM call with Arbe’s management team at which Arbe’s management made an investor presentation and ITAC was given access to Arbe’s online data room to facilitate further due diligence. ITAC has been doing significant research and due diligence on the auto-tech sector.

On January 21, 2021, Kobi Marenko, chief executive officer of Arbe, introduced E. Scott Crist, chief executive officer of ITAC, to Ram Machness, Arbe’s chief business officer, who is located in Plano, Texas, close to ITAC’s offices in Houston. Mr. Crist undertook further due diligence on the industry for the next several days.

On January 25, 2021, ITAC’s management had a call with Mr. Machness to discuss research and continue due diligence on Arbe. Mr. Crist had continued discussions with Mr. Machness over the course of the transaction evaluation by ITAC, typically several times per week.

On January 29, 2021, ITAC sent a draft of letter of intent to Arbe for review.

Between February 1, 2021 and March 18, 2021, the date on which the Business Combination Agreement was executed by the parties, extensive due diligence was undertaken by Wells Fargo, Ellenoff Grossman & Schole, LLP (“EGS”), counsel for ITAC, and ITAC.

On February 2 and 3, 2021, revisions were made to the LOI and reviewed by EGS and DLA Piper.

On February 3, 2021, the ITAC board of directors executed a resolution adopted by unanimous written consent to approve ITAC’s entering into the letter of intent for a business combination with Arbe.

On February 5, 2021, ITAC’s management had a conference call with EGS to discuss the letter of intent, including the 30-day exclusivity provision and the proposed business combination. On that date, the ITAC board of directors discussed the letter of intent, the exclusivity provision and the proposed business combination and approved the final version of the letter of intent, which was executed by ITAC, having been executed by Arbe.

On February 8, 2021, Wells Fargo introduced a PIPE offering overview to ITAC, with the goal of raising $100 million in the PIPE pursuant to subscription agreements being signed at the time of the execution of the Business Combination Agreement, and the PIPE to close simultaneously with the Merger.

On February 9, 2021, a discussion regarding the PIPE was held with Wells Fargo, Arbe and ITAC.

Also on February 9, 2021, EGS provided ITAC with its initial retainer agreement to perform necessary and appropriate legal services in connection with the business combination.

During the period between the execution of the letter of intent on February 5, 2021 and March 18, 2021:

•        numerous drafts of the business combination agreement were circulated among EGS, DLA Piper, LLC (“DLA”), counsel for Arbe, Erdinast, Ben Nathan, Toledano & Co. (“EBN”), Israeli counsel for Arbe, Arbe, ITAC, Wells Fargo and Proskauer Rose LLP, (“Proskauer”), counsel to Wells Fargo, and all the parties engaged in discussions relating to the terms and status of the Business Combination Agreement;

•        several drafts of the Voting Agreements were circulated, primarily among EGS, DLA, EBN, Arbe and ITAC, and telephone discussions were conducted primarily among EGS, EBN and Israeli counsel to certain of the Arbe shareholders who would be parties to the Voting Agreements;

•        drafts of the lock-up agreement, Founder’s Lock-Up Agreement and the amendment to the Founder Registration Rights Agreement were circulated and discussions were conducted primarily among EGS, DLA, EBN, Arbe and ITAC; and

•        numerous drafts of the form of subscription agreement in connection with the PIPE financing were circulated among the parties, along with comments from counsel for a number of the potential investors in the PIPE offering. These documents were circulated among EGS, DLA, Arbe, ITAC, Wells Fargo and Proskauer, and revisions were circulated.

On February 12, 2021, ITAC executed an advisory services agreement with Wells Fargo.

Commencing February 12, 2021, ITAC, EGS, DLA, Arbe, Wells Fargo and Proskauer participated in daily all-hands calls to discuss the status of the various agreements and due diligence questions. ITAC’s independent auditors, Marcum LLP, and Arbe’s independent auditors, KPMG Somekh Chaikin, were invited to participate in these calls beginning in April 2021. These calls continued after the execution of the Business Combination Agreement to discuss the status of the registration statement on Form F-4, and, commencing April 6, 2021, were on a semi-weekly or more frequent basis until June 17, 2021.

On February 14, 2021, an over the wall procedure was put in place, requiring any potential PIPE Investor to agree to non-disclosure prior to the roadshow presentation.

On February 17, 2021, ITAC engaged Wells Fargo as the placement agent for the PIPE Investment.

On February 19, 2021, the initial draft of the Business Combination Agreement was provided by EGS to all parties and their respective legal counsels.

On February 20, 2021, an initial draft of the form of subscription agreement to be used in the PIPE Investment was circulated by EGS for comments.

From February 22, 2021 through March 1, 2021, Messrs. Marenko and Crist presented a roadshow to potential PIPE Investors, coordinated by Wells Fargo through ZOOM and similar media.

On March 2, 2021, there were multiple calls prior to an “all hands” call on March 3, 2021. These calls were among Wells Fargo, EGS, DLA, EBN, KPMG Somekh Chaikin and Proskauer, and were related to the Business Combination Agreement and the schedules thereto, the PIPE subscription agreement, the proposed Recapitalization of Arbe and the method of rationalizing the Arbe capitalization, the one-for-one exchange ratio of ITAC Common Stock for Arbe Ordinary Shares, the analysis as to whether there would be a requirement for a filing under the Hart-Scott-Rodino Act and the conclusion that none was required, and the need to get all documentation that had to be signed by Arbe shareholders finalized as soon as possible.

On March 11, 2021, a meeting of the ITAC board of directors was held, with EGS and ITAC’s management in attendance to provide the board of directors with an update regarding the transaction and the Business Combination Agreement.

On March 12, 2021, the form of PIPE Subscription Agreement was approved by EGS, DLA and Proskauer and disseminated to all involved parties. It was subsequently placed in Arbe’s data room as the final form of PIPE Subscription Agreement.

On March 15, 2021, a meeting of the ITAC board of directors was held, with EGS and ITAC’s management in attendance, to inform the board of directors of the desire to execute a definitive Business Combination Agreement with Arbe. The board of directors was provided with copies of the form of PIPE subscription agreement, the most recent investor presentation on Arbe and draft board minutes from the previous board meeting for review and approval. The board of directors voted in favor of the Business Combination Agreement and authorized Mr. Crist to proceed with finalizing the Business Combination Agreement and all ancillary agreements. On the same day, Arbe circulated a form of Voting Agreement to its shareholders.

On March 17, 2021, individual subscription agreements with the PIPE Investors were countersigned by ITAC and Arbe.

On March 17, 2021, EGS provided, for review by ITAC, the final Business Combination Agreement, First Amendment to Registration Rights Agreement, Sponsor Lock-Up Agreement, Arbe Shareholder Lock-Up Agreement and Voting Agreement, written consent of the ITAC board of directors approving the Transaction and the PIPE investment, and a summary of the Transaction for the board of directors. These documents were provided to the ITAC board of directors for their review and approval. The ITAC board of directors unanimously approved the Business Combination Agreement and related agreements and determined that it was advisable and in the best interests of ITAC to consummate the Business Combination and other transactions contemplated by the Business Combination Agreement and related agreements, and thus executed the action by unanimous written consent.

On March 18, 2021, the Business Combination Agreement, the ancillary agreements and the PIPE Subscription Agreements were executed, and ITAC issued a press release announcing the execution of the Business Combination Agreement and the PIPE Subscription Agreements and filed a related investor presentation.

On March 19, 2021, ITAC filed a Current Report on Form 8-K with the SEC, furnishing as exhibits the press release dated March 18, 2021, an investor presentation and the script that was used by ITAC in a conference call on March 18, 2021 to discuss the transactions contemplated by the Business Combination Agreement.

On March 22, 2021 EGS’ revised retainer agreement was executed by ITAC, pursuant to which EGS would act as ongoing corporate and securities counsel to ITAC. On the same day, there was an investor relations strategy meeting with ITAC, Arbe and Lincoln Churchill LLC (“Churchill”), as the investor relations firm.

On March 24, 2021, ITAC filed a Current Report on Form 8-K with the SEC, which described the material provisions of the Business Combination Agreement, the PIPE Subscription Agreements and the ancillary agreements, copies of which were filed as exhibits to the Form 8-K.

On March 25, 2021, there was a meeting among ITAC, Arbe and Churchill.

On March 29 and 30, 2021, Messrs. Marenko and Crist undertook a virtual roadshow, organized by Wells Fargo, to present the anticipated Transaction.

On March 31, 2021, ITAC filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2020.

From March 19, 2021 until June 21, 2021, EGS, ITAC, DLA, EBN and Arbe worked on the preparation of a Registration Statement on Form F-4.

On April 12, 2021, the staff of the SEC released a statement (the “SEC Staff Statement”) addressing a number of accounting and reporting considerations relating to warrants issued by SPACs, and expressed the view that SPAC warrants with certain features (which are contained in the ITAC Warrants (and, following the completion of the Merger, the Arbe Warrants)) should be accounted for as liabilities. Between April 12, 2021 and the filing of the amendment to ITAC’s Form 10-K on May 24, 2021, ITAC, Arbe, EGS, DLA, Marcum, KMPG and Wells Fargo engaged in discussions relating to the accounting treatment of the ITAC Warrants (and, following the Merger, the Arbe Warrants).

On May 11, 2021, ITAC filed an 8-K to state that, as a result of the need to restate the financial statements to reflect the accounting treatment of the ITAC Warrants as a liability rather than as equity, the previously filed financial statements cannot be relied upon.

On May 24, 2021, ITAC filed an amendment to its Form 10-K for the year ended December 31, 2020 to reflect the accounting treatment of the ITAC Warrants as liabilities rather than as equity.

On May 28, 2021, ITAC received a notice from the Listing Qualifications Department of Nasdaq stating that ITAC was not in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not timely filed its Form 10-Q for the quarter ended March 31, 2021 with the SEC.

On June 3, 2021, ITAC issued a convertible promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan to ITAC up to an aggregate principal amount of $250,000 to be used for ITAC’s operating costs.  The promissory note is non-interest bearing, unsecured and payable on the date on which ITAC consummates a Business Combination. The unpaid principal amount of the Promissory Note (up to $250,000) may be converted by the Sponsor into warrants exercisable for one share of ITAC Class A Common Stock upon the consummation of a Business Combination at a price of $1.00 per warrant.  The terms of the warrants will be identical to the ITAC Private Warrants. As of the date of this proxy statement/prospectus, the outstanding balance under the promissory note was $[•]. The Sponsor has advised ITAC that it does not intend to convert the promissory note.

On June 4, 2021, ITAC filed its Form 10-Q for the quarter ended March 31, 2021.

On June 4, 2021, ITAC issued a press release announcing that it received the notice from Nasdaq relating to its failure to timely file its Form 10-Q for the quarter ended March 31, 2021 and announcing that it has filed such report.

On June 4, 2021, ITAC filed a Form 8-K announcing (i) that it received the notice from Nasdaq relating to its failure to timely file its Form 10-Q, (ii) that it has filed the Form 10-Q, and (iii) that it believes that it is now in compliance with the Nasdaq rule relating to the filing of its Form 10-Q.

The ITAC Board of Directors’ Reasons for the Merger

In evaluating the Merger, the ITAC board of directors consulted with ITAC’s management and legal and financial advisors. The ITAC board of directors reviewed various industry and financial data to determine that the consideration to be paid was reasonable and that the Merger was in the best interests of ITAC’s stockholders. The financial data reviewed included the historical and projected financial information of Arbe, comparable publicly traded company analyses and an analysis of pro forma capital structure and trading multiples prepared by management and ITAC’s advisor, Wells Fargo.

ITAC’s management conducted a due diligence review of Arbe that included an industry analysis, an analysis of the existing business model of Arbe and historical and projected financial results. ITAC’s management, including its directors and advisors, have many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the ITAC board of directors, was suitably qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a merger partner. A detailed description of the experience of ITAC’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “ITAC Business — Directors and Executive Officers.”

In reaching its unanimous resolution (i) that the terms and conditions of the Business Combination Agreement, including the proposed Merger, are advisable, fair to and in the best interests of ITAC and its stockholders, and (ii) to recommend that its stockholders adopt and approve the Business Combination Agreement and approve the Merger contemplated therein, the ITAC board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors, the ITAC board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The ITAC board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ITAC’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Forward-Looking Statements.”

In considering the Merger, the ITAC board of directors gave considerable weight to the factors described under “— Background of the Merger.”

The ITAC board of directors determined that Arbe satisfied the above criteria. The ITAC board further considered the following positive factors, among others, although not weighted or presented in any order of significance:

•        Public company-readiness.    ITAC believed Arbe was well-prepared for an initial public offering of its equity or acquisition by a special purpose acquisition company, with well-developed corporate governance, financial controls and reporting policies already in place in view of its existing independent investor base. The leadership team of Arbe including the CEO and CFO, had previous experience at a public company listed on the London Stock Exchange (the CEO) and Nasdaq (the CFO). Further, Arbe had already engaged accounting advisors to prepare PCAOB-standard audited financials, which were anticipated to be ready for the purposes of filing a Registration Statement on Form F-4.

•        Strong value proposition for public investors.    Arbe is in discussions, either directly or indirectly, with the majority of automakers globally.  ITAC believes that Arbe has the ability to become the leading 4D ultra-high resolution radar technology for the auto industry and will build the scale to offer a universally significant value proposition for public investors. Given multiple well-received special purpose acquisition company deals in the automotive, robotics and sensing fields that have been announced during 2020 and 2021, the ITAC board of directors believed that a business combination with Arbe would resonate thematically with public market investors. The ITAC board of directors determined that Arbe’s attractive valuation relative to comparable entities provided an attractive entry point to the robotics/sensing ecosystem. Given the attractiveness of the robotics/sensing sector, as evidenced by the recent positive reception of such sector in the capital markets, the ITAC board of directors determined that Arbe would present a strong value proposition for public investors.

•        Expansion potential.   Arbe is enabling safe driver-assist systems today while paving the way for fully-autonomous driving in the future.  Arbe is in substantial discussions with automakers, tier-1 companies, autonomous ground vehicles and commercial/industrial vehicles. ITAC believes there are numerous other industries that could benefit from Arbe’s safety applications and next-generation radar sensing.

•        Differentiated product or service.  Arbe’s Imaging Radar offers an order of magnitude higher resolution than other competing radar solution in the market today and is an essential sensor for higher levels of driving autonomy. Arbe’s RF chipset has the largest channel array in the industry as well as a groundbreaking and differentiated radar processor chip and AI-based processing.

•        Experienced management team.    Arbe’s management team is highly experienced in automotive, radar technologies and serial entrepreneurship. See the section of this proxy statement/prospectus entitled “Management of Arbe Following the Merger.”

ITAC’s management and board of directors is comprised of highly experienced senior executive leaders; all with more than 30-years of experience in technology, industrial, telecommunications, AI software and industrial computer vision and aerospace sectors in both venture capital and private equity backed private and public companies, and they have collectively completed and integrated dozens of mergers and acquisitions. Given this depth of operating experience, ITAC originally focused on Arbe’s technological advantages with its ultra-high resolution 4D Imaging Radar solution and (following substantial due diligence against legacy radar, high resolution LIDAR and Vision Processing public company competitors) and concluded that Arbe had developed a disruptive technology that had both price and performance competitive advantages over the competition.

With this technology assessment, ITAC’s Management turned its attention to understanding the commercial traction that Arbe was experiencing with its leading OEM’s and Tier 1 Partners and the total addressable market (“TAM”) opportunity and was able to validate substantial market opportunity and market traction sufficient to achieve future financial results over the next five years that would result in a market leading producer of ultra-high resolution 4D Imaging Radar chip sets.

ITAC further evaluated and benchmarked Arbe’s operating metrics against its peers in the auto technology sectors, including compute and vision platforms in public companies. Management concluded that Arbe compared favorably on all these key operating metrics.

With a large and growing TAM opportunity, a proprietary technology that is the only long-range 4D Imaging Radar with an unparalleled cost advantage, a robust funnel of over 26 relationships with leading automotive OEM’s and Tier 1’s and industrial conglomerates, favorable head winds for regulatory safety for Level 1 — 3 vehicles, attractive growth trajectory and a strong management team backed by leading investors and OEM’s, ITAC was able to arrive at what it believes is a valuation that represents an attractive discount to the peer groups discussed above.

Accordingly, investors will be relying solely on the judgment of ITAC board of directors in valuing Arbe’s business, and assuming the risk that the board of directors may not have properly valued such business.

In considering the potential business combination with Arbe, the ITAC board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning Arbe and the Transaction, including, but not limited to, the following, although not weighted or presented in any order of significance:

•        ITAC’s Public Stockholders will hold a minority share position in Arbe following the Merger.

•        ITAC’s stockholders may object to and challenge the Merger and take actions that may prevent or delay the consummation of the Merger, including voting against the proposals at the Special Meeting or exercising their redemption rights.

•        The potential for diversion of the attention of Arbe’s management and employees during the period prior to completion of the Merger, and the potential resulting negative effects on Arbe’s business.

•        The risk that, despite the efforts of ITAC and Arbe prior to the consummation of the Merger, Arbe may lose key personnel, and the potential resulting negative effects of any such losses on Arbe’s business.

•        Arbe is an early-stage company that is still in the growth mode and does not have any history of earnings or cash flow.

•        The possibility that Arbe might not achieve its projected financial results.

•        Risks associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on Arbe’s business.

•        The risk that ITAC does not retain sufficient cash meet the requirements of the Business Combination Agreement.

•        The fact that the Business Combination Agreement prohibits ITAC from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Transaction.

•        Risks and costs to ITAC if the Transaction is not completed, including the risk of liquidation.

•        The fact that ITAC did not obtain a third-party valuation or fairness opinion in connection with the Transaction.

•        Potential changes in the regulatory landscape or new industry developments, including, for example, changes in client preferences, may adversely affect the business benefits anticipated to result from the Transaction.

•        Those other risks and uncertainties of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors” (beginning on page 40).

The ITAC board of directors concluded that the potential benefits that it expected ITAC and its stockholders to achieve as a result of the Merger outweighed any potentially negative factors associated with the Merger. Accordingly, the ITAC board of directors unanimously determined that the Business Combination Agreement and the Merger contemplated therein are advisable, fair to and in the best interests of ITAC and its stockholders.

The foregoing discussion of material factors considered by the ITAC board of directors is not intended to be exhaustive, but does set forth the principal factors considered.

The ITAC board of directors also considered whether members of ITAC’s management and board of directors may have interests in the Merger that are different from, or are in addition to, the interests of ITAC’s stockholders generally, including the matters described under the subsection entitled “— Interests of ITAC’s Officers and Directors in the Merger” below. However, the ITAC board of directors concluded that (a) these interests were disclosed in ITAC’s IPO prospectus and are included in this proxy statement/prospectus, (b) these disparate interests would exist with respect to a business combination with any target company, (c) ITAC’s Public Stockholders will have the opportunity to redeem their Public Shares in connection with the Merger and (d) shares of Arbe held by the Sponsor are subject to lock-up restrictions following the Merger.

Interests of ITAC’s Officers and Directors in the Merger

When you consider the recommendation of the ITAC board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that ITAC’s initial stockholders, including its directors and executive officers, have interests in the Business Combination Proposal that are different from, or in addition to, the interests of a Public Stockholder or an ITAC Warrant holder. These interests include, among other things:

•        ITAC’s chief executive officer, E. Scott Crist, is the managing member of Sponsor and has an economic interest in the Sponsor. Two of ITAC’s directors, Aruna Viswanathan and Harvin Moore, are small investors in the Sponsor and the remaining two directors of ITAC, R. Greg Smith and Andrew Clark, have a non-voting interest in the Sponsor.

•        If the Merger with Arbe or another business combination is not consummated by Deadline Date of December 11, 2021 (15 months from the closing of ITAC’s IPO) unless such date is extended to up to 21 months from the closing of ITAC’s IPO), ITAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the shares of ITAC Common Stock held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $         based upon the closing price of $         per share on Nasdaq on         , 2021, the record date for the Special Meeting. On the other hand, if the Merger is consummated, outstanding shares of ITAC Common Stock and ITAC Private Warrants owned by the Sponsor will be converted into the right to receive an equal number of Arbe Ordinary Shares and Arbe Warrants.

•        The Sponsor purchased 3,112,080 ITAC Private Warrants from ITAC at a price of $1.00 per ITAC Private Warrant. This purchase took place in a private placement simultaneously with the consummation of the IPO. A portion of the net proceeds of the IPO (including the net proceeds of the underwriters’ partial exercise of the over-allotment option) and the simultaneous private placement of the ITAC Private Warrants, a total of $76,998,360 was placed in the Trust Account. Such ITAC Private Warrants had an aggregate market value of $         based upon the closing price of $         per Public Warrant on Nasdaq on         , 2021. The ITAC Private Warrants and the ITAC Common Stock underlying the ITAC Private Warrants will become worthless if ITAC does not consummate an initial business combination by December 11, 2021, subject to an extension of up to three months (or such later date as may be approved by ITAC stockholders). On the other hand, if the Merger is consummated, each outstanding ITAC Warrant will become an Arbe Warrant exercisable to purchase one Arbe Ordinary Share following consummation of the Merger and each outstanding share of ITAC Common Stock will be converted into one Arbe Ordinary Share.

•        E. Scott Crist will be ITAC’s designee to the Arbe board of directors upon the effectiveness of the Merger. As a director, in the future Mr. Crist may receive any cash fees, stock options or stock awards that the Arbe board of directors determines to pay to its directors.

•        If ITAC is unable to complete an initial business combination by Deadline Date, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business(es) or claims of vendors or other entities that are owed money by ITAC for services rendered or contracted for or products sold to ITAC, but only if such a vendor or target business has not executed a waiver.

•        The Sponsor, as ITAC’s initial stockholder, and the Sponsor’s affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on ITAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if ITAC fails to consummate an initial business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, ITAC may not be able to reimburse these expenses if the Merger with Arbe or another business combination is not completed by the last day on which a business combination may be completed. As of the date of this proxy statement/prospectus, there are no such unpaid reimbursable expenses.

•        The Business Combination Agreement provides that following the Merger, Arbe will maintain for not less than six years from the Closing provisions in its organizational documents regarding the indemnification and exoneration of current and former officers and directors that are no less favorable to such persons than the provisions in the Existing ITAC Charter.

•        The Business Combination Agreement provides that a six-year “tail” directors’ and officers’ liability insurance policy covering persons currently covered by ITAC’s directors’ and officers’ liability insurance policies on terms no less favorable than the terms of such current directors’ and officers’ liability insurance policies will be purchased, and Arbe will or will cause its subsidiaries to maintain such “tail” policy for its full term.

•        E. Scott Crist, chief executive officer, chairman and a director, and R. Greg Smith, chief financial officer, hold the same positions with another SPAC, Industrial Tech Acquisitions II, Inc., which has filed a registration statement with the SEC that has not, as of the date of this proxy statement/prospectus, been declared effective. ITAC’s other three directors are nominees for directors of Industrial Tech Acquisitions II, Inc. At the time of ITAC’s IPO, ITAC’s officers and directors agreed not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act until ITAC has entered into a definitive agreement regarding an initial Business Combination or until ITAC has liquidated the Trust Account. Since ITAC has entered into the Business Combination Agreement, this provision is no longer applicable. If the Merger is not completed for any reason, ITAC’s directors and the Sponsor would have a conflict of interest in determining which SPAC would negotiate with a particular target company.

•        The Sponsor has a different economic interest in the completion of the Merger than the Public Stockholders. The Sponsor paid nominal consideration for its ITAC Common Stock. If ITAC consummates the Merger, the Sponsor may recoup its investment, and even make a profit, even if the Arbe Ordinary Shares trade at a price which is substantially less that the transaction value of the business combination. If ITAC does not complete the Merger, the Sponsor will lose its entire investment. In contrast, the holders of ITAC’s Public Shares will have paid $10 per share in the IPO or at a higher price in the after-market, and if they choose to hold their shares after the Merger, they may not recoup their investment or make a profit, unless the shares trade at price higher than their purchase price. However, Public Stockholders can instead choose to redeem their shares at the full Redemption Price. As a result of these different economic positions, the founders and the public shareholders may have conflicting interests in seeing the Merger completed. The Sponsor may prefer to complete a business combination that would not trade well post-business combination, rather than have no business combination at all. But the Public Stockholders may prefer no business combination at all to a business combination that fails to trade at a premium to their purchase price. In order to protect themselves against any such conflicting interests, Public Stockholders may consider carefully whether they consider the Merger likely to trade at a premium to their purchase price and whether to redeem their Public Shares. Thus, Public Stockholders may choose to redeem their Public Shares whether or not they vote in favor of the Merger.

Potential Purchases by Related Parties

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding ITAC or its securities, the Sponsor, as an initial stockholder of ITAC, ITAC’s officers and directors, Arbe, the Arbe officers and directors and/or their respective affiliates, or Arbe shareholders may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ITAC Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares outstanding and entitled to vote at the Special Meeting to approve the Business Combination Proposal vote in its favor, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against a potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or ITAC Private Warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the price of ITAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase ITAC Common Stock at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of ITAC Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and would likely increase the chances that such proposal would be approved.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. ITAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions and are known by ITAC or Arbe. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Certain Unaudited Prospective Financial Information of Arbe

Satisfaction of the 80% Test

It is a requirement under the Existing ITAC Charter that any business acquired by ITAC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account).

As of March 18, 2021, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account, without deducting the items described above, was approximately $77.0 million, and 80% thereof represents approximately $61.6 million. In reaching its conclusion on the 80% asset test, the ITAC board of directors used as a fair market value the an implied post-money pro forma enterprise value of approximately $573 million and an equity value of approximately $722 million at closing, assuming no redemptions by ITAC Public Stockholders.

The ITAC board of directors determined that the consideration being paid in the Merger, which amount was negotiated at arm’s-length, was fair to and in the best interests of ITAC and its stockholders and appropriately reflected Arbe’s value. The ITAC board of directors based this conclusion on a range of qualitative and quantitative factors, such as Arbe’s market position, management experience and opportunities for future growth.

The ITAC board of directors believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of Arbe met the 80% requirement. Based on the fact that the fair market value of Arbe, as described above, is in excess of the threshold of approximately $61.6 million, representing 80% of the balance of the funds in the Trust Account without deducting the items described above, the ITAC board of directors determined that the fair market value of Arbe was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.

Anticipated Accounting Treatment of the Merger

The Transactions are comprised of a series of transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transaction effectuated three main steps:

1.      The exchange of shares held by Arbe shareholders, which is accounted for as a recapitalization in accordance with US GAAP.

2.      The merger of ITAC with Merger Sub, which is not within the scope of ASC 805 (“Business Combinations”) since ITAC does not meet the definition of a business in accordance with ASC 805. Any difference between the fair value of Arbe Ordinary Shares issued and the fair value of ITAC’s identifiable net assets should to be recorded as additional paid-in capital. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Arbe ordinary share issued to ITAC stockholders is equal to the fair value of each Arbe Ordinary Share resulting from the $525 million equity value assigned to Arbe in the Business Combination Agreement.

3.      The PIPE Subscription Agreements, which were executed concurrently with the Business Combination Agreement, will result in the issuance of Arbe Ordinary Shares, leading to an increase in share capital and additional paid-in capital.

Regulatory Matters

The Merger is not subject to any federal or state regulatory requirement or approval, except for the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, and the filing with the State of Delaware necessary to effectuate the Merger.

No Appraisal Rights

Under Section 262 of the DGCL, the holders of ITAC Common Stock will not have appraisal rights in connection with the Merger.

Stock Exchange Listing of Arbe Ordinary Shares

Arbe will use commercially reasonable efforts to cause, prior to the Effective Time, the Arbe Ordinary Shares and Warrants (including Arbe Ordinary Shares and Warrants issuable pursuant to the Business Combination Agreement) to be approved for listing on Nasdaq under the symbols “ARBE” and “ARBEW,” respectively, subject to official notice of issuance. Approval of the listing on Nasdaq of the Arbe Ordinary Shares (subject to official notice of issuance) is a condition to each party’s obligation to complete the Merger. The corporate headquarters and principal executive offices of Arbe will be located at HaHashmonaim Street 107, Tel Aviv-Yafo, Israel.

Delisting and Deregistration of ITAC Securities

If the Merger is completed, shares of ITAC Class A Common Stock, ITAC Warrants and ITAC’s Units will be delisted from Nasdaq and will be deregistered under the Exchange Act.

Arbe Status as a Foreign Private Issuer under the Exchange Act

Arbe expects, immediately following completion of the Merger, to qualify as a “foreign private issuer” under SEC rules. Consequently, for so long as Arbe continues to meet such qualification, Arbe will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Arbe will be required to file its annual report on Form 20-F for the year ending December 31, 2021 with the SEC by April 30, 2022. In addition, Arbe will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by Arbe to its shareholders.

Based on such foreign private issuer status, under existing rules and regulations, Arbe will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. Arbe will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Arbe officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Arbe Ordinary Shares.

Despite its initial exemption due to its foreign private issuer status, following the completion of the Merger, Arbe nevertheless currently expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

Arbe Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

ITAC is, and consequently, following the Merger, Arbe will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Arbe will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, ITAC is a non-accelerated filer and, following the Merger, Arbe will also be a non-accelerated filer. A non-accelerated filer is a company that has either a public float of less the $75 million or a public float from $75 million to less than $700 million and annual revenues of less than $100 million. As long as Arbe remains a non-accelerated filer, it will be exempt from the auditor attestation requirement. If some investors find Arbe’s securities less attractive as a result, there may be a less active trading market for Arbe’s securities and the prices of Arbe’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Arbe has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Arbe, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Arbe’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Arbe will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Arbe’s initial public offering, (b) in which Arbe’s has total annual gross revenue of at least $1.07 billion, or (c) in which Arbe is deemed to be a large accelerated filer, which means the market value of Arbe’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which Arbe has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/prospectus have the meaning associated with that term in the JOBS Act.

Comparison of Rights of Arbe Shareholders and ITAC Stockholders

The rights of the shareholders of Arbe and the relative powers of the Arbe board of directors are governed by the laws of the State of Israel and the Restated Arbe Articles. As a result of the Transactions, securities held by the ITAC security holders will be cancelled and automatically converted into the right to receive Arbe Ordinary Shares and/or Arbe Warrants. Each Arbe Ordinary Share will be issued in accordance with, and subject to the rights and obligations of, the Restated Arbe Articles which will be effective upon the consummation of the Transactions, in substantially the form attached hereto as Annex B. Because Arbe will be, at the Effective Time, a company organized under the laws of the State of Israel, the rights of the stockholders of ITAC will be governed by Israeli law and the Restated Arbe Articles.

Many of the principal attributes of Arbe Ordinary Shares and ITAC Common Stock will be similar. However, there are differences between the rights of shareholders of Arbe under Israeli law and the rights of stockholders of ITAC, as in effect prior to the consummation of the Transactions under the DGCL. In addition, there are differences between the Restated Arbe Articles as such will be in effect from and after the consummation of the Transactions and the SPAC Charter and bylaws of ITAC.

The following is a summary comparison of the material differences between the rights of ITAC securityholders under the Existing ITAC Charter, ITAC bylaws and the DGCL, and the rights of Arbe shareholders under Israeli law and the Restated Arbe Articles to be effective upon consummation of the Transactions. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of Arbe’s or ITAC’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Companies Law, the Restated Arbe Articles, the DGCL and the Restated ITAC Charter and the bylaws of ITAC as they will be in effect from and after the Effective Time. The Restated ITAC Charter filed as an Annex B to this proxy statement/prospectus. You are also urged to carefully read the relevant provisions of the Companies Law and the DGCL for a more complete understanding of the differences between being a shareholder of Arbe and a stockholder of ITAC.

	Arbe	ITAC
Authorized and Outstanding Capital Stock

Upon the consummation of the Transactions, Arbe’s authorized capital will include only one class of ordinary shares, par value NIS 0.000216 per share. The authorized share capital of Arbe is 130,000,000 Arbe Ordinary Shares.

ITAC’s authorized common stock consists of 1,000,000 shares of Class A common stock, par value $0.0001 per share and 20,000,000 shares of Class B common stock, par value $0.0001 per shares.
Special Meetings of Shareholders or Stockholders

Pursuant to the Israeli Companies Law, the Arbe board of directors may whenever it deems fit convene an extraordinary general meeting, and, as provided in the Israeli Companies Law, it will be obliged to do so upon (i) the demand of two directors or one quarter of the serving directors; (ii) the demand of one or more shareholders holding at least five percent of Arbe’s issued and outstanding share capital and one percent or more of Arbe voting rights; or (iii) the demand of one or more shareholders holding at least five percent of Arbe’s voting rights.

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of ITAC may be called only by the chairman of the ITAC board of directors, chief executive officer of ITAC, or the ITAC board of directors pursuant to a resolution adopted by a majority of the ITAC board of directors.

Action by Written Consent	The Israeli Companies Law prohibits shareholder action by written consent in public companies such as Arbe.

Any action required or permitted to be taken by the stockholders of ITAC may not be effected by written consent, other than with respect to ITAC Class B Common Stock with respect to which action may be taken by written consent.

Quorum

The quorum required for either an annual (regular) or a special general meeting of Arbe’s shareholders consists of at least two Arbe shareholders present in person or by proxy holding shares conferring in the aggregate at least thirty-three (331⁄3%) of the voting power of the Arbe, provided, however, that with respect to any general meeting that was initiated by and convened pursuant to a resolution adopted by the board of directors (and not pursuant to the request of any other person) of Arbe, and, at such time of the general meeting, Arbe is a “foreign private issuer” under the U.S. securities laws, the requisite quorum will be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of Arbe.

The quorum required for either an annual or a special meeting of ITAC Stockholders consists of at least, in person or by proxy, the holders of shares of outstanding capital stock of ITAC representing a majority of the voting power of all outstanding shares of capital stock of ITAC entitled to vote at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

	Arbe	ITAC

The requisite quorum will be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum will be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting will determine. At the reconvened meeting, any number of shareholders present in person or by proxy will constitute a quorum, unless a meeting was called pursuant to a request by the Arbe shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting.

Notice of Meetings

Pursuant to the Israeli Companies Law and the regulations promulgated thereunder, Arbe shareholder meetings generally require prior notice of not less than 21 days and, for certain matters specified in the Israeli Companies Law, not less than 35 days. Pursuant to the Restated Arbe Articles, A notice of general meeting will be published by Arbe pursuant to a report or schedule filed with, or furnished to, the SEC pursuant to the Exchange Act or on its website, at least 21 days prior to the general meeting (or earlier if so permitted under the Israeli Companies Law) and, if so published, will be deemed to have been duly given on the date of such publication to any shareholder. If the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the general meeting.

ITAC Stockholder meetings generally require prior notice of not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, the notice must state the purpose or purposes for which the meeting is called, and the business transacted at such meeting will be limited to the matters so stated in ITAC’s notice of meeting (or any supplement thereto).

	Arbe	ITAC
Advance Notice Provisions

Pursuant to the Companies Law and the regulations thereunder, the holder(s) of at least one percent of Arbe’s voting rights may propose any matter appropriate for deliberation at a general shareholder meeting to be included on the agenda of a general shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a general shareholder meeting, or, if Arbe publishes a preliminary notice at least 21 days prior to publicizing the convening of a general shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Restated Arbe Articles.

For business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder’s notice must be received by the company secretary at ITAC’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in ITAC’s annual proxy statement must comply with the notice periods contained therein. ITAC’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude ITAC Stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Bylaw Amendments	No equivalent provision.

The affirmative vote of a majority of the ITAC board of directors is required to amend the ITAC bylaws. The ITAC bylaws also may be amended by the ITAC Stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock ITAC required by applicable law or the Existing ITAC Charter, the affirmative vote of the holders of at least a majority of the voting power (except with respect to certain indemnification provisions) of all outstanding shares of capital stock of ITAC entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the bylaws.

	Arbe	ITAC
Charter Amendments

According to the Restated Arbe Articles, all Arbe shareholder resolutions, including amendments to the Restated Arbe Articles, generally require a majority of the voting power represented at the meeting and voting thereon. In addition, the affirmative vote of the holders of at least 60% of the voting power of Arbe’s shareholders will be required to amend or alter Article 25 (relating to shareholder proposals at general shareholders meetings, Article 38 (relating to the number of directors); Article 39, Article 41 and Article 42(e) (relating to the Election, Replacement and Removal of Directors).

ITAC may amend the Existing ITAC Charter as authorized by the ITAC Existing Charter and the DGCL. However, ITAC may not amend the Existing ITAC Charter, without the prior vote or written consent of the holders of a majority of the shares of ITAC Class B Common Stock, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the ITAC Class B Common Stock. Additionally ITAC may not make an amendment to the Existing ITAC Charter relating to a “business combination” without the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of ITAC Common Stock.

Size of Board, Election of Directors

The Restated Arbe Articles provide that the number of directors will be not less than 3 or more than 9, including any external directors, if any are elected. There are currently 6 directors serving on the Arbe board of directors.

Under the Restated Arbe Articles, the directors of Arbe (except for any external director that may be elected under the Israeli Companies Law, whose term is determined in accordance with the Israeli Companies Law as discussed below) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors will expire.

Under the Israeli Companies Law, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, Arbe may classify directors as “independent directors” (director bilti taluy) pursuant to the Israeli Companies Law if they meet certain conditions provided in the Israeli Companies Law.

The Existing ITAC Charter provides that number of directors of ITAC, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, will be fixed from time to time exclusively by the ITAC board of directors pursuant to a resolution adopted by a majority of the ITAC board of directors.

The ITAC board of directors is divided into two classes with staggered two year terms, as nearly equal in number as possible and designated Class I and Class II. The term of the initial Class I directors will expire at the first annual meeting of ITAC and the term of the initial Class II directors will expire at the second annual meeting of ITAC.

	Arbe	ITAC

However, pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Israeli Companies Law requirements to appoint external directors. In accordance with these regulations, Arbe has elected to “opt out” from the Israeli Companies Law requirement to appoint external directors.

Removal of Directors	The Arbe shareholders may, by a vote of least 60% of the total voting power of Arbe’s shareholders, remove any director from office, and elect a new director instead.

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then-outstanding shares of capital stock of ITAC entitled to vote generally in the election of directors, voting together as a single class.

Board Vacancies and Newly Created Directorships

The Restated Arbe Articles provide that in the event that one or more vacancies are created on the Arbe board of directors, however arising, including a situation in which the number of directors is less than the maximum number permitted, the continuing directors may continue to act in every matter. In the event that the vacancy creates a situation where the number of directors is less than 3, the continuing directors may only act (i) in an emergency, or (ii) to fill the office of a director which has become vacant, up to a number equal to the minimum number of directors, or (iii) in order to call a general shareholders meeting for the purpose of electing directors to fill any and all vacancies.

Each director appointed as a result of a vacancy will hold office for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number, the board of directors will determine at the time of appointment the class to which the additional director will be assigned.

The Existing ITAC Charter provides that newly created directorships resulting from an increase in the number of directors and any vacancies on the ITAC board of directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by the ITAC Stockholders).

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

	Arbe	ITAC
Corporate Opportunity

Under the Companies Law, the duty of loyalty requires that a director (and officer) act in good faith and in the best interests of the company, and includes, among other things, the duty to refrain from any activity that is competitive with the business of the company and the duty to refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself, itself or others.

The Existing ITAC Charter provides that ITAC renounces any expectancy that any of the directors or officers of ITAC will offer any corporate opportunity of which he or she may become aware to ITAC, except, the doctrine of corporate opportunity will apply with respect to any of the directors or officers of ITAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of ITAC and (i) such opportunity is one ITAC is legally and contractually permitted to undertake and would otherwise be reasonable for ITAC to pursue and (ii) the director or officer is permitted to refer that opportunity to ITAC without violating any legal obligation.

Exclusive Forum

The Restated Arbe Articles provide that unless Arbe consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The Existing ITAC Charter provides that unless ITAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any ITAC Stockholder to bring (i) any derivative action or proceeding brought on behalf of ITAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ITAC to ITAC or ITAC Stockholders, (iii) any action asserting a claim against ITAC, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing ITAC Charter or the ITAC bylaws, or (iv) any action asserting a claim against ITAC, its directors, officers or employees governed by the internal affairs doctrine.

Limitation of Liability

The Restated Arbe Articles provide that Arbe may, subject and pursuant to the provisions of the Israeli Companies Law or other additionally applicable law, exempt Arbe directors and officers from and against all liability for damages due to any breach of such director’s or officer’s duty of care to Arbe. However, Arbe may not exempt a director in advance from his liability toward Arbe due to the breach of his or her duty of care in a dividend distribution.

The Existing ITAC Charter provides that an ITAC director may not be personally liable to ITAC or ITAC Stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL unless they violated their duty of loyalty to ITAC or ITAC Stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

	Arbe	ITAC
Indemnification and Advancement

The Restated Arbe Articles provide that Arbe may, subject and pursuant to the provisions of the Israeli Companies Law, the Israeli Securities Law and the Israeli Economic Competition Law, 5748-1988, or any other additionally applicable law, indemnify and insure a director or officer of Arbe for all liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of Arbe and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law. The Israeli Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts. An undertaking in relation to exemption, indemnification and insurance of a director or officer as aforesaid will continue following the director or officer ceasing to act as such.

The Existing ITAC Charter provides that to the fullest extent permitted by applicable law, ITAC will indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of ITAC or, while a director or officer of ITAC, is or was serving at the request of ITAC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan.

Required Vote

The approval of the Business Combination Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of ITAC Common Stock. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the Business Combination Proposal.

The Merger is conditioned on the approval of the Business Combination Proposal as well as the ITAC Charter Proposal. If the ITAC Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by ITAC’s stockholders.

Recommendation of the ITAC Board of Directors

THE ITAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE ITAC CHARTER PROPOSAL

Assuming the Business Combination Proposal is approved, ITAC stockholders are being asked to adopt the Restated ITAC Charter by approving the ITAC Charter Proposal. The ITAC Charter Proposal, if approved, will provide that ITAC will amend and restate the Existing ITAC Charter to change the corporate name of ITAC to Autobot HoldCo, Inc., to change the authorized capital stock to 100 shares of common stock and to otherwise restate the Existing ITAC Charter to a certificate of incorporation appropriate for a privately owned corporation.

A copy of the Restated ITAC Charter, as will be in effect upon consummation of the Merger, is attached as Annex C to this proxy statement/prospectus.

The following table sets forth a summary of the differences between the Existing ITAC Charter and the Restated ITAC Charter:

Provision	Existing ITAC Charter	Restated ITAC Charter
Removal of Directors

Subject to Section 5.5 of the Existing ITAC Charter, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then-outstanding shares of capital stock of ITAC entitled to vote generally in the election of directors, voting together as a single class.

See Article V, Section 5.4 of the Existing ITAC Charter.

The Restated ITAC Charter does not include removal of director provisions. The DGCL provides generally that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in the case of a corporation having a staggered or classified board, or cumulative voting.

No corresponding provisions in the Restated ITAC Charter.

Stockholder Actions

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of ITAC may be called only by the chairman of the ITAC Board chief executive officer of ITAC, or the ITAC Board pursuant to a resolution adopted by a majority of the ITAC Board. The stockholders of ITAC may not call a special meeting. Any action required or permitted to be taken by the stockholders of ITAC may not be effected by written consent, other than with respect to ITAC Class B Common Stock with respect to which action may be taken by written consent.

See Article VII of the Existing ITAC Charter.

The Restated ITAC Charter does not include stockholder action provisions. No corresponding provisions in the Restated ITAC Charter.
Charter Amendments

ITAC may amend the Existing ITAC Charter as authorized by the ITAC Existing Charter and the DGCL. However, ITAC may not amend the Existing ITAC Charter, without the prior vote or written consent of the holders of a majority of the shares of ITAC Class B Common Stock, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of

The Restated ITAC Charter does not include charter amendment provisions. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

No corresponding provisions in the Restated ITAC Charter.

Provision	Existing ITAC Charter	Restated ITAC Charter

the ITAC Class B Common Stock. Additionally ITAC may not make an amendment to the Existing ITAC Charter relating to a “business combination” without the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of ITAC Common Stock.

See Articles IX and XI of the Existing ITAC Charter.

Name of the Company	Industrial Tech Acquisitions, Inc. See Article I of the Existing ITAC Charter.	Industrial Tech Acquisitions, Inc. See Article I of the Existing ITAC Charter.
Provisions Specific to a Blank Check Company and Variation of Rights of Shares Prior to a Business Combination

ITAC’s Existing ITAC Charter contains provisions in Article IX in connection with the mechanics and logistics relating to a Business Combination, and such provisions cannot be amended without the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of ITAC Common Stock.

See Article IX of the Existing ITAC Charter.

The Restated ITAC Charter does not include blank check company provisions or other provisions applicable prior to a Business Combination, such as Article IX of the Existing ITAC Charter, because, upon consummation of the Business Combination, ITAC will cease to be a blank check company.

No corresponding provisions in the Restated ITAC Charter.

Common Stock; Preferred Stock

ITAC’s Existing ITAC Charter authorizes 121,000,000 shares consisting of (i) 100,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class B Common Stock and (iii) 1,000,000 shares of preferred stock.

See Article IV of the Existing ITAC Charter.

The Restated ITAC Charter will provide for authorized capital stock of 100 shares, consisting of 100 shares of Common Stock. See Article IV of the Restated ITAC Charter.

The ITAC Charter Proposal is conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, this proposal will have no effect, even if approved by the ITAC stockholders. In addition, the effectuation of the Merger is conditioned upon, among other things, the approval of this proposal. If this proposal is not approved, the Merger will not be completed.

Required Vote

The approval of the ITAC Charter Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of ITAC Common Stock. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the ITAC Charter Proposal.

Recommendation of the ITAC Board of Directors

THE ITAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ITAC CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the ITAC board of directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Business Combination Proposal or the ITAC Charter Proposal. In no event will ITAC solicit proxies to adjourn the Special Meeting or consummate the Merger beyond the date by which it may properly do so under the Existing ITAC Charter and Delaware law. The purpose of the Adjournment Proposal is to provide more time for ITAC’s stockholders, Arbe and the Arbe shareholders to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal the ITAC Charter Proposal and to meet the requirements that are necessary to consummate the Merger. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of ITAC’s Directors and Officers in the Merger” and “— Potential Purchases by Related Parties.”

In addition to an adjournment of the Special Meeting upon approval of an Adjournment Proposal, the ITAC board of directors is empowered under Delaware law to postpone the Special Meeting at any time prior to the meeting being called to order. In such event, ITAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement of the Special Meeting.

Consequences if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is presented to the Special Meeting and is not approved by the ITAC stockholders, the ITAC board of directors may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Proposal or the ITAC Charter Proposal.

Required Vote

Adoption of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of ITAC Common Stock represented virtually or by proxy at the Special Meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal and Broker Non-Votes will have no effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of the Merger Proposal.

Recommendation of the ITAC Board of Directors

THE ITAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

APPROVALS OF ARBE SHAREHOLDERS

On           , 2021, following unanimous approval by Arbe’s board of directors, at a special general meeting of shareholders Arbe obtained shareholder approval of the following actions, all of such approvals were subject to the consummation of the Merger:

•        The Recapitalization;

•        The approval of the Business Combination Agreement and the transactions contemplated thereby, including the Merger;

•        The approval of the Restated Arbe Articles;

•        The issuance of the Ordinary Shares and Arbe Warrants issuable to the holders of ITAC Common Stock and ITAC Warrants and the Ordinary Shares issuable upon exercise of Arbe Warrants;

•        The issuance of 10,000,000 Ordinary Shares to the PIPE Investors;

•        The 2021 Plan and the reservation of Arbe Ordinary Shares for grants of options or other equity-based incentives under the 2021 Plan;

•        The election of the Post-Closing Board of Director; and

•        Adoption of the Compensation Policy for Executive Officers and Directors.

THE BUSINESS COMBINATION AGREEMENT

For a discussion of the Merger structure and Merger consideration provisions of the Business Combination Agreement, see the section entitled “Proposal No. 1 — The Business Combination Agreement Proposal.” Such discussion and the following summary of other material provisions of the Business Combination Agreement is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. All ITAC stockholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

The Business Combination Agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Business Combination Agreement and not to provide any other factual information regarding ITAC, Arbe or their respective businesses. Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and the schedules to the Business Combination Agreement which are an integral part of the Business Combination Agreement and are not separated filed as an exhibit to the registration statement of which this proxy statement/proxy is a part.

The Merger

Pursuant to the Business Combination Agreement, at the Closing of the Merger and following the Recapitalization, which is described below, and the PIPE Investment (i) Merger Sub will merge with and into ITAC, with ITAC continuing as the surviving entity and a wholly-owned subsidiary of Arbe; (ii) the ITAC Common Stock will be converted into an equal number of Arbe Ordinary Shares; (iii) ITAC Warrants will be converted into Arbe Warrants to purchase the same number of Arbe Ordinary Shares at the same exercise price and for the same exercise period; (iv) ITAC will become a wholly owned subsidiary of Arbe; and (v) ITAC will change its corporate name to Autobot HoldCo, Inc., and will have a restated certificate of incorporation appropriate for a private corporation.

The Recapitalization

Prior to the Closing, but subject to the completion of the Closing, Arbe will affect the Recapitalization of its outstanding equity securities so that the only class of outstanding equity of Arbe will be the Arbe Ordinary Shares (and certain options and warrants to be rolled over in connection with the Merger). To effect the Recapitalization, (i) warrants to purchase Arbe Ordinary Shares (with certain exceptions) and Arbe Preferred Shares will be exercised in accordance with their terms; (ii) the Arbe Preferred Shares (including Arbe Preferred Shares issued upon exercise of warrants) will be converted into Arbe Ordinary Shares in accordance with the terms of the Existing Arbe Articles; (iii) Arbe will effect a Recapitalization of the Arbe Ordinary Shares so that the holders of the Arbe Ordinary Shares (and options and warrants to acquire Arbe Ordinary Shares that are not converted to Arbe Ordinary Shares in the Recapitalization) will have shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $525,000,000, plus the amount, if any, of any ITAC transaction expenses (other than expenses related to the PIPE Investment) in excess of $7,000,000, on a fully diluted basis (the ratio at which Arbe Ordinary Shares are recapitalized being referred to as the Conversion Ratio); and (iv) with respect to outstanding options and warrants to purchase Arbe Ordinary Shares, the number of Arbe Ordinary Shares issuable upon exercise of such warrant or option will be multiplied by the Conversion Ratio and the exercise price of such warrant or option will be divided by the Conversion Ratio. The Business Combination Agreement does not provide for any purchase price adjustments (other with respect to ITAC transaction expenses (other than those relating to the PIPE Investment) above $7,000,000, as described above, which is reflected in the Conversion Ratio and is not a post-closing adjustment)Immediately prior to the Effective Time, but after the Recapitalization, subject to the next sentence, the PIPE Investors will purchase from ITAC 10,000,000 shares of ITAC Class A Common Stock at a purchase price of $10.00 per share, for a total of $100,000,000 pursuant to the PIPE Subscription Agreements. Notwithstanding the forgoing, pursuant to the PIPE Subscription Agreements, Arbe has the right to issue to the PIPE Investors a total of 10,000,000 Arbe Ordinary Shares after the completion of the Recapitalization, in which event ITAC will no longer have an obligation to sell ITAC Class A Common Stock to the PIPE Investors and the PIPE Investors will have no right to purchase ITAC Class A Common Stock from ITAC. The PIPE Investment will be effected subsequent to the Recapitalization, and the shares issued in the PIPE Investment do not participate in the Recapitalization

Closing and Effective Time of the Merger

The closing of the Merger will take place on the second business day following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement and summarized below under the subsection entitled “— Conditions to Closing of the Merger,” unless ITAC and Arbe agree in writing to another time or unless the Business Combination Agreement is terminated pursuant to its terms.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of ITAC and Arbe as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents relating to the Business Combination Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreement will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Arbe to ITAC; (iv) ITAC’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) the completion of the PIPE Investment; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

In addition, Arbe agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for, among other things: (i) the adoption and approval of the Business Combination Agreement and the Transaction (including, to the extent required, the Recapitalization and the issuance of Arbe Ordinary Shares pursuant to the Business Combination Agreement (including, if applicable, in connection with the PIPE Investment)); (ii) the approval of the Restated Arbe Articles, and (iii) the appointment of the Post-Closing Board of Directors of Arbe and (iv) enforcement of the Voting Agreements (as defined and described below) in connection therewith.

The parties made customary covenants regarding the registration statement of which this proxy statement/prospectus is a part, with the SEC under the Securities Act, to register the Arbe Ordinary Shares and the Arbe Warrants to be issued to the holders of the ITAC Common Stock and ITAC Warrants pursuant to the Business Combination Agreement and the Arbe Ordinary Shares issuable upon exercise or conversion of the Arbe Warrants. The Registration Statement also will contain the ITAC proxy statement to seek the approval by the ITAC stockholders, among other things, (i) the approval of Business Combination Agreement and the Transaction; (ii) the Restated ITAC Charter.

Prior to the effectiveness of the registration statement of which this proxy statement/prospectus is a part, Arbe agreed to file with the SEC a registration statement on Form F-1 under the Securities Act covering the sale by the holders of the Arbe Ordinary Shares which are outstanding immediately following the Recapitalization, and, for the avoidance of doubt, prior to and excluding any Arbe Ordinary Shares to be issued to the PIPE Investors and any other securities of Arbe to be registered pursuant to the registration statement referenced above, and the issuance of Arbe Ordinary Shares upon exercise of continuing warrants to purchase Arbe Ordinary Shares. Pursuant to the Arbe Subscription Agreements, Arbe granted the PIPE Investors registration rights with respect to the Arbe Ordinary Shares issued to the PIPE Investors.

The parties agreed that the Post-Closing Board of Directors will consist of seven directors, consisting of four directors designated prior to the Closing by Arbe, at least two of whom will be considered independent under the requirements of Nasdaq, one director designated prior to the Closing by ITAC, who will be ITAC’s chief executive officer, E. Scott Crist, and two independent directors (under Nasdaq requirements) mutually agreed by Arbe and ITAC; provided, however, that the composition of the Post-Closing Board will comply with all requirements of Israeli law and Nasdaq. The parties further agreed to take commercially reasonable action so that the individuals serving as the chief executive officer and chief financial officer of Arbe immediately after the Closing will be the same individuals (in the same office) as that of Arbe immediately prior to the Closing (unless, at its sole discretion, Arbe desires to appoint another qualified person to either such role, in which case, such other person identified by Arbe will serve in such role). Prior to the Closing, Arbe agreed to use its reasonable best efforts to cause certain mutually agreed persons to enter into employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Arbe and ITAC.

ITAC and Arbe agreed to use their commercially reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the Subscription Agreements (as defined below) and to consummate the transactions contemplated thereby.

Conditions to Closing of the Merger

The Business Combination Agreement contains customary conditions to Closing, including approval by the ITAC stockholders of the Business Combination Proposal and the ITAC Charter Proposal and the approval by the Arbe shareholders of (i) the Business Combination Agreement and the Merger, (ii) the Restated Arbe Articles; (iii) the 2021 Plan, (iv) the appointment of the members of the Post-Closing Board of Directors of Arbe in accordance the Business Combination Agreement, (v) the issuance of Arbe Ordinary Shares and Arbe Warrants pursuant to the Business Combination Agreement, including the Arbe Ordinary Shares issuable in connection with the PIPE Investment, (vi) the Arbe Ordinary Shares issuable pursuant to the Recapitalization, and (vii) the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants, the Continuing Arbe Warrants and Outstanding Arbe Options.

The Business Combination Agreement includes the following mutual conditions of the parties (unless waived): (a) approvals of any required governmental authorities (b) receipt of specified third party consents; (c) no law or order preventing the Transaction; (d) the Registration Statement of which this proxy statement/prospectus is a part having been declared effective by the SEC; (e) no material uncured breach by the other party; (f) no occurrence of a Material Adverse Effect with respect to the other party; (g) the satisfaction of the $5,000,001 minimum net tangible asset test by Arbe or ITAC; (ix) approval of Arbe’s Nasdaq listing application; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by Arbe, the obligations of Arbe and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAC of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) ITAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to ITAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) the execution of the Founder Lock-Up Agreement and (v) at the Closing, ITAC having at least $100,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of the PIPE Investment (including any PIPE Investment directly into Arbe, as described above), prior to paying any of ITAC’s expenses and liabilities due at the Closing.

Unless waived by ITAC, the obligations of ITAC to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Arbe and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Arbe and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Arbe and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Arbe or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Lock-Up Agreements (as described below) will be in full force and effect as of the Closing; and (v) non-competition agreements (in a form to be mutually agreed prior to Closing) having been executed and delivered by certain executive officers of Arbe and be in full force and effect as of the Closing.

Fees and Expenses

All Transaction Expenses incurred in connection with the Business Combination Agreement and the Transactions contemplated thereby will be paid by the party incurring such expenses; provided, however, that, at or following the Closing, all expenses payable by the Arbe and ITAC will be payable by the Arbe or Merger Sub and may be paid from the Trust Account; provided, however, that to the extent that the ITAC Transaction Expenses payable by Arbe (other than expenses relating to the PIPE Investment, which are not subject to this limitation) exceed $7,000,000, the amount in excess of $7,000,000 will be included in the value of the Arbe Ordinary Shares to be held by the Arbe shareholders in determining the Conversion Ratio.

Amendments

The Business Combination Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of such parties.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of ITAC and Arbe; (ii) by either ITAC or Arbe if any of the conditions to Closing have not been satisfied or waived by August 31, 2021; (iii) by either ITAC or Arbe if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either ITAC or Arbe in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by ITAC if there has been a Material Adverse Effect on Arbe and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by Arbe if there has been a Material Adverse Effect on ITAC following the date of the Business Combination Agreement that is uncured and continuing; and (vii) by either ITAC or Arbe if it holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Arbe and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in ITAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof)

Tax Consequences

For United States federal income tax purposes, the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that the Business Combination Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a). For a description of certain material U.S. federal income tax consequences of the Merger, see the section entitled “Certain Material U.S. Federal Income Tax Consequences.”

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, ITAC and Arbe entered into Voting Agreements with certain significant shareholders of Arbe pursuant to which such shareholders are required to approve the Transaction, and each Arbe shareholder party thereto agreed to vote all of such shareholder’s shares of Arbe in favor of the Business Combination Agreement and the Transaction and to otherwise take certain other actions in support of the Business Combination Agreement and the Transaction and the other matters submitted to the Arbe shareholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Arbe to vote such Arbe shares accordingly. The Voting Agreements prevent transfers of the Arbe shares held by the Arbe shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Letter Agreement

In connection with ITAC’s IPO, the Sponsor and the Insiders entered into the Letter Agreement on September 8, 2020. Pursuant to the Letter Agreement, among other provisions, (i) the Sponsor and the Insiders agreed that if ITAC seeks stockholder approval of a proposed business combination, then in connection with such proposed business combination, the Sponsor and the Insiders will vote any shares of capital stock owned by the Sponsor or such Insider in favor of any proposed business combination and not redeem any shares of ITAC Common Stock owned by such person in connection with such stockholder approval, (ii) each of the Sponsor and the Insiders agrees that it, he or she will not transfer any Founder Shares (or shares of ITAC Common Stock issuable upon conversion thereof) until the earlier of (a) one year after the completion of ITAC’s initial business combination or (b) subsequent to the business combination, (x) if the last sale price of the ITAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after ITAC’s initial business combination or (y) the date on which ITAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ITAC’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (c) the Sponsor and each Insider agrees that it, he or she will not Transfer any Founder Shares, ITAC Private Warrants or shares of ITAC Common Stock issued or issuable upon the conversion of the Founder Shares or exercise of the ITAC Private Warrants, until 30 days after the completion of a business combination. The Letter Agreement also provides that each of ITAC’s officers and directors agrees not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, until ITAC has entered into a definitive agreement regarding an initial Business Combination or until ITAC has liquidated the Trust Account. Since ITAC has entered into the Business Combination Agreement, this provision is no longer applicable. ITAC’s officers are officers of, and the other directors are nominees for director of, Industrial Tech Acquisitions II, Inc., a proposed SPAC which has filed a registration statement on Form S-1 with respect to initial proposed public offering.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain significant and/or insider Arbe shareholders, who hold a total of [•] Arbe Ordinary Shares (after giving effect to the Recapitalization), each entered into a Lock-Up Agreement with Arbe. Pursuant to the Lock-Up Agreements, each Arbe shareholder party thereto agreed not to, during the period commencing from the Closing and ending one year from the Closing (subject to early release if the closing price of the Arbe Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing and also subject to early release if Arbe consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all Arbe shareholders having the right to exchange their equity holdings in Arbe for cash, securities or other property) engage in any of the following activities: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). The lock-up provisions of the Lock-Up Agreement are substantially identical with the lock-up provisions of the Letter Agreement.

Founder Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor and Arbe entered into the Founder Lock-Up Agreement, which amended the lock-up provisions of the Letter Agreement. Pursuant to the Founder Lock-Up Agreement, the Sponsor agreed to the Enhanced Lock-Up Restrictions with respect to the Arbe Ordinary Shares that it will receive in exchange the 1,905,900 Founder Shares that it currently holds. Specifically, 952,950 of these Arbe Ordinary Shares will be deemed fully vested upon completion of the Closing and will not be subject to any enhanced lock-up restrictions (but will continue to be subject to the restrictions set forth in the existing lock-up letter agreement dated as of September 8, 2020, which are the same as the lock-up restrictions described above under “— Lock-Up Agreements”). The remaining 952,950 Arbe Ordinary Shares owned by the Sponsor (the “Price Based Lock-Up Shares”) will be subject to the following post-Closing Enhanced Lock-Up Restrictions for a period of up to three years following the Closing Date (i) 50% of the Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the 20-Day VWAP of the Arbe Ordinary Shares for 20 consecutive trading days on the primary exchange on which such securities are then listed or quoted equals or exceeds $12.50 per share (subject to equitable adjustment); and (ii) the remaining Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the 20-Day VWAP of the Arbe Ordinary Shares equals or exceeds $15.00 per share (subject to equitable adjustment). In the event that all Price Based Lock-Up Shares have not become vested during the three-year period following the Closing in accordance with the provisions described above, all such remaining Price Based Lock-Up Shares will be deemed vested and released from the Enhanced Lock-Up Restrictions on the first day following the end of such three-year period. The Price Based Lock-Up Shares are also subject to early release if during the three-year period, Arbe is subject to a going private transaction, the Arbe Ordinary Shares cease to be listed on a national securities exchange or with respect to certain mergers, equity sales or asset sales by Arbe after the Closing that result in a change of control of control of Arbe. The Sponsor also agreed in the Founder Lock-Up Agreement to vote in favor of and otherwise support the Transaction.

First Amendment to Founder Registration Rights Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, Arbe, ITAC and the Sponsor entered into the Founder Registration Rights Agreement Amendment, pursuant to which Arbe will assume the obligations of ITAC under the Founder Registration Rights Agreement, and, among other things, Arbe will be added as a party to the Founder Registration Rights Agreement, which will reflect the issuance of Arbe Ordinary Shares and Arbe Warrants to be issued to the Sponsor pursuant to the Business Combination Agreement.

PIPE Subscription Agreements

Simultaneously with the execution of the Business Combination Agreement, ITAC and Arbe entered into PIPE Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors would purchase 10,000,000 shares of ITAC Class A Common Stock for $10.00 per share, or a total of $100,000,000, which is the PIPE Investment (or at Arbe’s sole election, Arbe would sell the PIPE Investors 10,000,000 Arbe Ordinary Shares at $10.00 per share as the PIPE Investment) be consummated simultaneously with the closing of the Transaction. The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Arbe granted certain customary registration rights to the PIPE Investors. The PIPE Investors include Texas Ventures, which subscribed for $3.4 million, and Inter — Development Of Content In Internet Company Ltd (“Inter”), which subscribed for $1.4 million. Texas Ventures is an affiliate of ITAC, and Inter is an existing shareholder of Arbe. E. Scott Crist, who is chief executive officer and a director of ITAC and the managing member of the Sponsor, is a partner of Texas Ventures. Kobi Marenko, chief executive officer of Arbe, is the owner and CEO of Inter. Texas Ventures and Inter may allocate some or all of its commitment to purchase shares to its partners or other interested investment parties, any such transfer to be subject to, and in accordance with, the terms of, the PIPE Subscription Agreement. The purchase price per share being paid by the PIPE investors is $10.00 per share, which is both the per share value given to Arbe Ordinary Shares in the Business Combination and the price per unit in ITAC’s public offering. The purchasers in ITAC’s initial public offering received, for a $10.00 offering price, a unit, which consisted of one share of ITAC Class A Common Stock and one ITAC Public Warrant.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations of the Merger to U.S. Holders (as defined below) of ITAC Common Stock and ITAC Warrants (collectively “ITAC securities”). The following discussion also summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of ITAC Common Stock that elect to have their common stock redeemed for cash and the material U.S. federal income tax consequences of the ownership and disposition of Arbe Ordinary Shares and Arbe Warrants following the Merger. This discussion applies only to ITAC securities, Arbe Ordinary Shares, and Arbe Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the closing of the Merger, the redemption of ITAC Common Stock, or the ownership and disposition of Arbe Ordinary Shares and Arbe Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. ITAC and Arbe have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or a court will not sustain, a contrary position regarding the tax consequences discussed below.

This discussion does not address the tax treatment of Arbe Ordinary Shares or Arbe Warrants to be issued to holders of outstanding Arbe Preferred Shares in connection with the Merger. This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers, or traders in securities;

•        traders in securities that elect to mark to market;

•        tax-exempt organizations or governmental organizations;

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        persons holding ITAC securities or Arbe Ordinary Shares and/or Arbe Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to ITAC securities or Arbe Ordinary Shares and/or Arbe Warrants, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 5% or more (by vote or value) of the outstanding ITAC Common Stock or, after the Merger, the issued Arbe Ordinary Shares;

•        founders, sponsors, officers or directors of ITAC or holders of private placement warrants;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

•        S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. dollar;

•        persons who hold or received ITAC securities or Arbe Ordinary Shares and/or Arbe Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Arbe prior to the Merger, including holders of ITAC securities that also hold, directly or indirectly, equity interests in Arbe. With respect to the consequences of holding Arbe Ordinary Shares, this discussion is limited to holders who acquire such Arbe Ordinary Shares in connection with the Merger or as a result of the exercise of an Arbe Warrant. With respect to the consequences of holding Arbe Warrants, this discussion is limited to holders who held ITAC Warrants prior to and through the Merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ITAC securities, Arbe Ordinary Shares and/or Arbe Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, because any ITAC Unit consisting of one share of ITAC Common Stock and one-half of one ITAC Warrant is separable at the option of the holder, ITAC is treating any share of ITAC Common Stock and portion of one ITAC Warrant held by a holder in the form of a single ITAC Unit as separate instruments and is assuming that the ITAC Unit itself will not be treated as an integrated instrument. Under this treatment the separation of an ITAC Unit prior to or in connection with the consummation of the Merger generally would not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of ITAC Units and ITAC securities are urged to consult their tax advisors concerning the U.S. federal, state, local, and foreign tax consequences of the transactions contemplated by the Merger (including any redemption of ITAC Common Stock for cash) with respect to any ITAC securities held through an ITAC Unit (including alternative characterizations of an ITAC Unit).

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of ITAC securities, Arbe Ordinary Shares and/or Arbe Warrants, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF ITAC UNITS OR ITAC SECURITIES DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO ITAC COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF ARBE ORDINARY SHARES AND/OR ARBE WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE MERGER, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO ITAC COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF ARBE ORDINARY SHARES AND/OR ARBE WARRANTS.

U.S. Federal Income Tax Treatment of Arbe

Tax Residence of Arbe for U.S. Federal Income Tax Purposes

Although Arbe is incorporated and tax resident in Israel, following the closing of the Merger the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Arbe is not so created or organized (but is instead incorporated only in Israel), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

Arbe will indirectly acquire substantially all of the assets of ITAC through the Merger. As a result, Section 7874 of the Code may apply to cause Arbe to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, ITAC and Arbe currently expect that the Section 7874 Percentage of ITAC stockholders in Arbe should be less than 80% after the Merger. Accordingly, Arbe is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 80% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Moreover, former holders of ITAC Common Stock may be deemed to own an amount of Arbe Ordinary Shares in respect to certain redemptions by former holders of ITAC Common Stock prior to the Merger for purposes of determining the ownership percentage of former holders of ITAC Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of Arbe as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 Arbe’s status as a foreign corporation for U.S. federal income tax purposes, Arbe and certain Arbe shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Arbe and future withholding taxes on certain Arbe shareholders. In particular, holders of Arbe Ordinary Shares and/or Arbe Warrants would be treated as holders of stock and warrants of a U.S. corporation.

However, even if the Section 7874 Percentage was such that Arbe were still respected as a foreign corporation under Code Section 7874, Arbe may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If Arbe were to be treated as acquiring substantially all of the assets of a

U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of Arbe attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this discussion assumes that Arbe will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Arbe and Arbe’s Shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. Specifically, Code Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, ITAC and Arbe currently expect that the Section 7874 Percentage should be less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to Arbe or ITAC after the Merger.

If the Section 7874 Percentage applicable to the Merger is at least 60% but less than 80%, Arbe and certain of Arbe’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Arbe include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that ITAC will have a significant amount of inversion gain as a result of the Merger.

The determination that the Section 7874 Percentage should be less than 60% after the Merger is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 60% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. There can be no assurance that the IRS will not challenge whether Arbe is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Arbe, significant adverse tax consequences could result for Arbe and for certain Arbe shareholders, including a higher effective corporate tax rate on Arbe U.S. Holders.

U.S. Federal Income Tax Considerations of the Merger

Tax Consequences of the Merger Under Section 368(a) of the Code

The parties to the Merger intend that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code (a “reorganization”), and subject to the balance of this discussion, the parties expect the Merger to so qualify. If the Merger qualifies as a reorganization, then the Merger will have the material tax consequences described in the remainder of this paragraph. The Merger is not expected to result in gain being recognized by U.S. Holders of ITAC Common Stock and/or ITAC Warrants immediately prior to the Effective Time (other than possibly with respect to any such holder that would own, actually or constructively, 5% or more (by vote or value) of the outstanding shares of Arbe Ordinary Shares immediately after the Merger) (together, the “Intended Tax Treatment”), as discussed below under “Tax Consequences of the Merger Under Section 367(a) of the Code”. Subject to the discussion of Code Section 367, below, a U.S. Holder’s initial tax basis in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger will equal the tax basis of the ITAC securities exchanged therefor. Subject to the discussion of Code Section 367, below, a U.S. Holder’s holding period in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger will include the holding period for the ITAC securities surrendered in exchange therefor. The parties intend to report the Merger in a manner consistent with the Intended Tax Treatment.

To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as ITAC, the qualification of the Merger as a reorganization is not free from doubt, since the Department of Treasury and Internal Revenue Service have never issue guidance or other authority that is factually on point with the present transaction. As a result, neither ITAC’s nor Arbe’s counsel is able to opine as to whether the Merger will qualify as a reorganization. Moreover, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither ITAC nor Arbe intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS. U.S. Holders of ITAC securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Merger, including with respect to its qualification as a “reorganization.”

If, at the Effective Time, any requirement for the application of Code Section 368(a) is not met, a U.S. Holder of ITAC securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value as of the closing date of the Merger of Arbe Ordinary Shares and/or Arbe Warrants received by such holder in the Merger over such holder’s adjusted tax basis in the ITAC securities surrendered by such holder in the Merger. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the ITAC securities for more than one year (or short-term capital gain otherwise). Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. Holder’s initial tax basis in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger will equal the fair market value of such stock or warrants upon receipt. A U.S. Holder’s holding period in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger, if any, will begin on the day following the closing date of the Merger and would not include the holding period for the ITAC securities surrendered in exchange therefor.

Tax Consequences of the Merger Under Section 367(a) of the Code

Section 367(a) of the Code and the Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a foreign corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain (but not loss) realized on such exchange unless certain additional requirements are satisfied.

In general, for the Merger to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. Conditions (i), (ii), and (iii) are expected to be met, and, as a result, the Merger is expected to satisfy the applicable requirements under Section 367(a) of the Code on account of such conditions. Accordingly, it is intended that the Merger does not result in gain recognition by a U.S. Holder exchanging ITAC Common Stock for Arbe Ordinary Shares so long as either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferee foreign corporation (by total voting power or by total value) or (B) the U.S. Holder is a “five-percent transferee shareholder” of the transferee foreign corporation and enters into an agreement with the IRS to recognize gain under certain circumstances. All U.S. Holders of ITAC Securities that will own 5% or more of either the total voting power or the total value of the outstanding shares of Arbe after the Merger (taking into account, for this purpose, ownership of Arbe Ordinary Shares acquired in connection with the Merger and any Arbe Ordinary Shares not acquired in connection with the Merger) may want to enter into a valid “gain recognition agreement” under applicable Treasury regulations and are strongly urged to consult their own tax advisors to determine the particular consequences to them of the Merger.

Whether the requirements described above are met will depend on facts existing at the Effective Time, and the closing of the Merger is not conditioned upon the receipt of an opinion of counsel or ruling from the IRS that the Merger will not result in gain being recognized by U.S. Holders of ITAC securities under Section 367(a) of the Code. In addition, no assurance can be given that the IRS will not challenge the satisfaction of the relevant requirements under Section 367(a) of the Code and the Treasury regulations promulgated thereunder with respect to the Merger or that a court would not sustain such a challenge.

If the Merger does meet the requirements of Section 368(a) of the Code but, at the Effective Time, any requirement for Section 367(a) of the Code not to impose gain on a U.S. Holder is not satisfied, then a U.S. Holder of ITAC securities generally would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the Merger of the Arbe Ordinary Shares and/or Arbe Warrants received by such holder in the Merger over such U.S. Holder’s tax basis in the ITAC securities surrendered by such U.S. Holder in the Merger. Any gain so recognized would generally be long-term capital gain if the U.S. Holder had held the ITAC securities for more than one year at the Effective Time (or short-term capital gain otherwise). Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. A U.S. Holder’s initial tax basis in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger will equal the fair market value of such stock or warrants upon receipt. A U.S. Holder’s holding period in the Arbe Ordinary Shares and/or Arbe Warrants received in the Merger may not include the holding period for the ITAC securities surrendered in exchange therefor. In such case, the holding period will begin on the day following the closing date of the Merger.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of these rules to your exchange of ITAC securities under your particular circumstances, including whether you will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

U.S. Holders exchanging ITAC Securities for Arbe Ordinary Shares and/or Arbe Warrants

If the Merger qualifies as a reorganization under Section 368(a) of the Code and is not taxable under Section 367(a) of the Code, as is intended by the parties, a U.S. Holder generally would not recognize gain or loss if, pursuant to the Merger, the U.S. Holder either (i) exchanges only ITAC Common Stock (but not ITAC Warrants) for Arbe Ordinary Shares, (ii) exchanges ITAC Warrants for Arbe Warrants, or (iii) both exchanges ITAC Common Stock for Arbe Ordinary Shares and exchanges its ITAC Warrants for Arbe Warrants.

In such a case, the aggregate tax basis of the Arbe Ordinary Shares received by a U.S. Holder in the Merger should be equal to the aggregate adjusted tax basis of ITAC Common Stock surrendered in exchange therefor. The tax basis in an Arbe Warrant received by a U.S. Holder in the Merger should be equal to the adjusted tax basis of the ITAC Warrant exchanged therefor. The holding period of the Arbe Ordinary Shares and/or Arbe Warrants received by a U.S. Holder in the Merger should include the period during which the ITAC Common Stock and/or ITAC Warrants exchanged therefor were held by such U.S. Holder. It is unclear whether the redemption rights with respect to the ITAC Common Stock may suspend the running of the applicable holding period for this purpose.

U.S. Holders Exercising Redemption Rights with Respect to ITAC Common Stock

In the event that a U.S. Holder’s shares of ITAC Common Stock are redeemed for cash pursuant to the redemption provisions described herein, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of ITAC Common Stock treated as held by the U.S. Holder relative to all of the shares of ITAC Common Stock outstanding both before and after the redemption.

The redemption of ITAC Common Stock generally will be treated as a sale of stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in ITAC, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally should take into account not only ITAC Common Stock actually owned by such U.S. Holder but also ITAC Common Stock constructively owned by such holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include ITAC Common Stock or Arbe Ordinary Shares which could be directly or constructively acquired pursuant to the exercise of ITAC Warrants or Arbe Warrants.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of ITAC Common Stock actually and constructively owned by the U.S. Holder is redeemed or (ii) all of ITAC Common Stock actually owned by the U.S. Holder is redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than (a) 80% of the percentage of outstanding voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption and (b) 50% of the total combined voting power of ITAC Common Stock. The redemption of ITAC Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in ITAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in ITAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their tax advisors as to the tax consequences of a redemption.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of ITAC Common Stock redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s ITAC Common Stock generally will equal the cost of such shares.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s ITAC Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of ITAC Common Stock.

Amounts treated as dividends that ITAC pays to a U.S. Holder that is treated a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, amounts treated as dividends that ITAC pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the ITAC Common Stock may have suspended the running of the applicable holding period for these purposes. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to “qualified dividend income.”

After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed ITAC Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining ITAC Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its ITAC Warrants or possibly in other shares of ITAC Common Stock constructively owned by it.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to U.S. Holders

Distributions on Arbe Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” if Arbe makes distributions of cash or property on the Arbe Ordinary Shares, such distributions will be treated first as a dividend to the extent of Arbe’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by Arbe (or another applicable withholding agent). If Arbe does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions above under “— Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Arbe and Arbe’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        either (a) the shares are readily tradable on an established securities market in the U.S. or (b) Arbe is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

•        Arbe is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Arbe’s taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements;

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

•        the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).

There can be no assurances that Arbe will be eligible for benefits of an applicable comprehensive income tax treaty between the U.S. and Israel. In addition, there also can be no assurance that Arbe Ordinary Shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, Arbe will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Arbe Ordinary Shares.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain exceptions, dividends on Arbe Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Arbe with respect to the Arbe Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Arbe Ordinary Shares and Arbe Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Arbe Ordinary Shares or Arbe Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Arbe Ordinary Shares or Arbe Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Arbe Ordinary Shares and/or Arbe Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise, Lapse, or Redemption of an Arbe Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Arbe ordinary share on the exercise of an Arbe Warrant for cash. A U.S. Holder’s tax basis in an Arbe Ordinary Shares received upon exercise of the Arbe Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the ITAC Warrant exchanged therefor (assuming the Merger is not a taxable transaction, as discussed above) and the exercise price. The U.S. Holder’s holding period for an Arbe Ordinary Share received upon exercise of the Arbe Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Arbe Warrant and will not include the period during which the U.S. Holder held the Arbe Warrant. If an Arbe Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Arbe Warrant.

The tax consequences of a cashless exercise of an Arbe Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the Arbe Ordinary Shares received generally would equal the U.S. Holder’s basis in the Arbe Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Arbe Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Arbe Warrants and will not include the period during which the U.S. Holder held the Arbe Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Arbe Ordinary Shares would include the holding period of the Arbe Warrants exercised therefor.

It is also possible that a cashless exercise of an Arbe Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Arbe Ordinary Shares and Arbe Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of Arbe Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Arbe Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Arbe Ordinary Shares that would have been received in a regular exercise of the Arbe Warrants deemed surrendered, net of the aggregate exercise price of such Arbe Warrants and (ii) the U.S. Holder’s tax basis in such Arbe Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Arbe Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Arbe Warrants deemed exercised and (ii) the aggregate exercise price of such Arbe Warrants. A U.S. Holder’s holding period for the Arbe Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Arbe Warrants and will not include the period during which the U.S. Holder held the Arbe Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the Arbe Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Arbe Warrants.

Subject to the PFIC rules described below, if Arbe redeems Arbe Warrants for cash pursuant to the redemption provisions described in the section of this registration statement entitled “— Description of Arbe Warrants ” or if Arbe purchases Arbe Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Arbe Ordinary Shares and Arbe Warrants.”

Possible Constructive Distributions

The terms of each Arbe Warrant provide for an adjustment to the number of Arbe Ordinary Shares for which the Arbe Warrant may be exercised or to the exercise price of the Arbe Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Arbe Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of an Arbe Warrant would, however, be treated as receiving a constructive distribution from Arbe if, for example, the adjustment increases the holder’s proportionate interest in Arbe’s assets or earnings and profits (for instance, through an increase in the number of Arbe Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Arbe Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on Arbe Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Arbe Warrant received a cash distribution from Arbe equal to the fair market value of such increase in interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Arbe Ordinary Shares and Arbe Warrants could be materially different from that described above, if Arbe is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Arbe will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Arbe own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Arbe and its subsidiaries, Arbe does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, which includes the Merger, and does not expect to become one for U.S. federal income tax purposes in the near future,

Nevertheless, whether Arbe is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Arbe’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Arbe will be a PFIC in 2021 or for any future taxable year. In addition, neither ITAC’s nor Arbe’s respective U.S. counsel expresses any opinion with respect to Arbe’s PFIC status for 2021 or future taxable years.

Under the PFIC rules, if Arbe were considered a PFIC at any time that a U.S. Holder owns Arbe Ordinary Shares or Arbe Warrants, Arbe would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Arbe has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Arbe Ordinary Shares in which Arbe was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Arbe Ordinary Shares at their fair market value on the last day of the last taxable year in which Arbe is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Arbe Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Arbe subsequently becomes a PFIC.

For each taxable year that Arbe is treated as a PFIC with respect to a U.S. Holder’s Arbe Ordinary Shares or Arbe Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Arbe Ordinary Shares and under proposed regulations transfers of Arbe Warrants and certain transfers of Arbe Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Arbe Ordinary Shares or Arbe Warrants (collectively the “excess distribution rules”), unless, with respect to the Arbe Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Arbe Ordinary Shares or Arbe Warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Arbe Ordinary Shares or Arbe Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Arbe’s first taxable year in which Arbe is a PFIC, will be treated as ordinary income; and

•        the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

•        the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Arbe Ordinary Shares or Arbe Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Arbe Ordinary Shares or Arbe Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Arbe may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Arbe does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Arbe’s subsidiaries.

If Arbe is a PFIC, a U.S. Holder of shares in Arbe may avoid taxation under the excess distribution rules described above in respect to the Arbe Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Arbe Ordinary Shares only if Arbe provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Arbe will have timely knowledge of its status as a PFIC in the future or that Arbe will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Arbe Ordinary Shares would generally be required to include in income for each year that Arbe is treated as a PFIC the U.S. Holder’s pro rata share of Arbe’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Arbe Ordinary Shares. Any net deficits or net capital losses of Arbe for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Arbe Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Arbe Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Arbe Ordinary Shares by a corresponding amount. If Arbe owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Arbe’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Arbe will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Arbe may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Arbe will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Arbe Ordinary Shares in which Arbe is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Arbe Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Arbe Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Arbe Ordinary Shares.

It is not entirely clear how various aspects of the PFIC rules apply to the Arbe Warrants. However, a U.S. Holder may not be eligible to make a QEF election with respect to its Arbe Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and Arbe was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above.

If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Arbe Ordinary Shares (or has previously made a QEF election with respect to the Arbe Ordinary Shares), the QEF election will apply to the newly acquired Arbe Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Arbe Ordinary Shares (which under proposed regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Arbe Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Arbe Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if Arbe is a PFIC and Arbe Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Arbe Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Arbe Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Arbe Ordinary Shares, such U.S. Holder generally will include in income for each year that Arbe is treated as a PFIC with respect to such Arbe Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Arbe Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Arbe Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Arbe Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Arbe Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Arbe Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Arbe Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Arbe Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Arbe Ordinary Shares previously included in income. A U.S. Holder’s basis in the Arbe Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Arbe makes would generally be subject to the rules discussed above under “— Distributions on Arbe Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of Arbe Warrants may not be able to make a mark-to-market election with respect to their Arbe Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Arbe Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Arbe Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Arbe Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Arbe Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Arbe Ordinary Shares in which Arbe is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Arbe Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Arbe Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Arbe is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of Arbe Ordinary Shares and Arbe Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Arbe Ordinary Shares or Arbe Warrants that is for U.S. federal income tax purposes not a U.S. Holder, including:

•        a nonresident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        a foreign estate or trust;

but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of Arbe Ordinary Shares or Arbe Warrants (except to the extent discussed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of exercising redemption rights with respect to ITAC Common Stock or the ownership and disposition of Arbe Ordinary Shares or Arbe Warrants.

Non-U.S. Holders Exercising Redemption Rights with Respect to ITAC Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s ITAC Common Stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s ITAC Common Stock, as described above under “— U.S. Holders Exercising Redemption Rights with Respect to ITAC Common Stock.”

Subject to the discussion below concerning backup withholding, if such a redemption qualifies as a sale of the ITAC Common Stock, any redeeming Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on any gain recognized as a result of the redemption or be able to utilize a loss in computing U.S. federal income tax liability unless one of the exceptions described below under “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to Non-U.S. Holders” applies in respect of gain from the disposition of ITAC Common Stock. Moreover, redeeming Non-U.S. Holders may be subject to U.S. federal income tax on any gain recognized as a result of the redemption if ITAC Common Stock constitutes a U.S. real property interest by reason of ITAC’s status as a U.S. real property holding corporation for U.S. federal income tax purposes. ITAC believes that it is not and has not been at any time since its formation a U.S. real property holding corporation.

If a Non-U.S. Holder receives cash for ITAC Common Stock, and the redemption is treated as a corporate distribution (rather than a sale of stock under Section 302 of the Code), the Non-U.S. Holder will be subject to a 30% withholding tax (unless otherwise reduced by an applicable income tax treaty and the Non-U.S. Holder provides a proper certificate of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable)) on the gross amount of the distribution to the extent the distribution is paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and treated as dividends, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the U.S. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its ITAC Common Stock and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such ITAC Common Stock, which will be treated as described in the paragraph immediately above. A redemption treated as a dividend by ITAC to a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S.) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same corporate or graduated individual rates applicable to U.S. Holders (together with branch profits tax, at a 30% rate, or such lower rate specified by an applicable tax treaty, as adjusted for certain items, if such Non-U.S. Holder is a corporation).

IF YOU ARE A NON-U.S. HOLDER OF ITAC COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to Non-U.S. Holders

Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Arbe Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Arbe Ordinary Shares and/or Arbe Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

•        the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or

•        in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of an Arbe Warrant, or the lapse of an Arbe Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of an Arbe Warrant by a U.S. Holder, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to U.S. Holders — Exercise, Lapse or Redemption of an Arbe Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Arbe Ordinary Shares and Arbe Warrants.

The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holder’s Arbe Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s warrants, as described under “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to U.S. Holders — Exercise, Lapse or Redemption of an Arbe Warrant” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first paragraph above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of Arbe Ordinary Shares and Arbe Warrants to Non-U.S. Holders” based on such characterization.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of ITAC Common Stock, dividends received by U.S. Holders of Arbe Ordinary Shares, and the proceeds received on the disposition of Arbe Ordinary Shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to ITAC Common Stock or Arbe Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Arbe Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of ITAC securities or their Arbe Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Arbe Ordinary Shares and proceeds from the sale of other disposition of Arbe Ordinary Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE MERGER, THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO ITAC COMMON STOCK, AND OF THE OWNERSHIP AND DISPOSITION OF ARBE ORDINARY SHARES AND ARBE WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

MATERIAL ISRAELI TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Arbe ordinary shares. You should consult your own tax advisor concerning the tax consequences of your situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to Arbe, and certain Israeli Government programs that may benefit Arbe. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Arbe ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, Arbe cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” Arbe may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

•        Amortization of the cost of purchased patent, rights to use a patent and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•        Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

•        Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to research and development, including capital expenditures, for the year in which such expenditures are incurred. Expenditures are deemed related to scientific research and development projects, if:

•        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        The research and development must be for the promotion of the company; and

•        The research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location of the facility in which the investment is made in Israel. In order to qualify for these incentives, Arbe is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue and enjoy such benefits, provided that certain conditions are met, or instead elect, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred

Enterprise” (as such term is defined under the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals — 20% (iii) Non-Israeli residents (both individuals and corporations) — 20%, or a reduced tax rate as determined under the provisions of any applicable double tax treaty, when relevant.

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding tax certificate from the Israel Tax Authority. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instructs a person who holds any of the aforesaid rights how to act, regardless of the source of such right.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined under the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in “Development Zone A”. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined under the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives a prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gains derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received a prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or a lower rate as may be provided in an applicable tax treaty.

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding tax certificate from the Israel Tax Authority. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company, and other conditions are met, the withholding tax rate will be 4% (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate in advance). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Arbe believes that it may be eligible to the tax benefits under the 2017 Amendment. This should be further examined when relevant.

Taxation of our shareholders

Capital Gains Tax on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to tax in Israel (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide certificate of residency and other relevant documentation).

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%).

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2021 plus 3% Surtax).

Certain Israeli institutions who are exempt from tax under section 9(2) or section 129I(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, plus 3% Surtax, when applicable. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, plus 3% Surtax, when applicable. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax.

An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax that may be withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation to be presented and specific instruction received from the Israeli Tax Authorities to be followed. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

A foreign resident receiving dividend income from an Israeli company, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, unless liable to Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021. This amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate tax or gift tax.

INFORMATION ABOUT ITAC

ITAC’s Organization

ITAC was incorporated on June 2, 2020 as a Delaware corporation, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. ITAC’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Business Combination Agreement with Arbe, ITAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

The registration statement for ITAC’s IPO was declared effective on September 8, 2020. On September 11, 2020, ITAC consummated the IPO of 7,500,000 units, each unit comprised of one share of ITAC Class A Common Stock and one ITAC Public Warrant, at $10.00 per Unit, generating gross proceeds of $75,000,000.

Simultaneously with the closing of the IPO, ITAC consummated the sale of 3,075,000 ITAC Private Warrants at a price of $1.00 per ITAC Private Warrant in a private placement to the Sponsor, generating gross proceeds of $3,075,000

On October 13, 2020, ITAC consummated the sale of an additional 123,600 Units upon partial exercise of the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $1,236,000. In connection with the closing of the purchase of the over-allotment units, ITAC sold an additional 30,900 ITAC Private Warrants to the Sponsor at a price of $1.00 per ITAC Private Warrant, generating gross proceeds of $30,900. Following the closing of the over-allotment option, additional $1,248,360 was placed in Trust Account established in connection with the IPO.

In connection with ITAC’s organization, ITAC issued an aggregate of 2,156,250 Founder Shares to the Sponsor, for $25,000 in cash, of which up to 281,250 shares were subject to forfeiture to the extent that the underwriters do not exercise their overallotment option in full. As a result of the partial exercise of the underwriters’ over-allotment option, on October 13, 2020, the Sponsor forfeited 250,350 of the Founder Shares to ITAC for no consideration.

ITAC’s principal executive office is located at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and its telephone number is 713-599-1300. After the consummation of the Merger, ITAC’s principal executive office will be that of Arbe.

Trust Account

Following the closing of the IPO on September 11, 2020 and the sale of Over-allotment Units on October 13, 2020, an amount of $76,998,360 ($10.10 per Unit) from the net proceeds of the sale of the Units in the IPO, the sale of the ITAC Private Warrants, and the sale of Over-allotment Units was placed in the Trust Account, which are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by ITAC. Except with respect to interest earned on the funds held in the Trust Account that may be released to ITAC to pay its franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the proceeds will not be released from the Trust Account until the earliest of (a) the completion of ITAC’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Existing ITAC Charter, and (c) the redemption of ITAC’s Public Shares if ITAC is unable to complete the initial Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if ITAC extends the period of time to consummate a Business Combination), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of ITAC’s creditors, if any, which could have priority over the claims of ITAC’s public stockholders.

Emerging Growth Company; Smaller Reporting Company

ITAC is, and, following the Merger Arbe will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, ITAC is, and Arbe will be, eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find ITAC’s securities, and, following the Merger, Arbe’s securities, less attractive as a result, there may be a less active trading market for such securities and the prices of the securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. ITAC and Arbe intend to take advantage of the benefits of this extended transition period.

If the Merger is not completed ITAC will remain, and following completion of the Merger, Arbe will be, an emerging growth company until the earlier of (1) the last day of the fiscal year (a) ending on December 31, 2025 for ITAC and 2026 for Arbe, (b) in which ITAC or Arbe has total annual gross revenue of at least $1.07 billion, or (c) in which ITAC or Arbe is deemed to be a large accelerated filer, which means the market value of the ITAC Class A Common Stock or Arbe Ordinary Shares that is held by non-affiliated shareholders exceeds $700 million as of the prior June 30th, and (2) the date on which ITAC or Arbe has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, ITAC is a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. ITAC or Arbe will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) its annual revenues exceeded $100 million during such completed fiscal year and the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30th.

Fair Market Value of Target Business

The target business or businesses that ITAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for its initial business combination, although ITAC may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. ITAC’s board of directors has determined that this test is met in connection with the proposed Business Combination with Arbe.

Liquidation if No Business Combination

Under Existing ITAC Articles, if ITAC does not complete a business combination by the Deadline Date of December 11, 2021, which date may be extended for up to two period of three months upon payment into the Trust Account of an extension payment of $763,260 for each such three-month extension, ITAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses (which interest will be net of taxes payable) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and ITAC’s board of directors, liquidate and dissolve, subject in each case to its obligations under DGCL to provide for claims of creditors and the requirements of other applicable law.

ITAC’s Existing Charter provides that ITAC will only redeem its Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of its initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. The Business Combination Agreement with Arbe provides that ITAC the aggregate amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of the computation of Minimum Cash Requirement includes any cash paid to Arbe if Arbe exercises its right to directly issue Arbe Ordinary Shares pursuant to the PIPE Subscription Agreements) will not be less than $100,000,000 (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or Arbe’s Transaction Expenses or other liabilities due at the Closing).

The Existing ITAC Articles provide that a Public Stockholder, together with any affiliate of such Public Stockholder and any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 1,143,540 shares, which is 15% of the Public Shares. Such restriction will also be applicable to our affiliates.

Each of the Sponsor and ITAC’s officers and directors agreed to waive their rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and Public Shares they own. There will be no distribution from the Trust Account with respect to ITAC’s warrants, which will expire worthless if ITAC is liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of ITAC’s creditors which would be prior to the claims of the ITAC Public Stockholders. Although ITAC has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses ITAC has negotiated with, including Arbe, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, and although ITAC will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such Agreements. The Sponsor has agreed, pursuant to an Agreement with ITAC, that it will be personally liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ITAC for services rendered or contracted for or products sold to ITAC, but only if such a vendor or target business has not executed such a waiver. Moreover, the Sponsor will not be personally liable to the ITAC public shareholders and instead will only have liability to ITAC. However, the Sponsor may not be able to satisfy his indemnification obligations if he is required to do so as ITAC has not required the Sponsor to retain any assets to provide for its indemnification obligations, nor has ITAC taken any further steps to ensure that the Sponsor will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than $10.00, plus interest, due to claims of creditors. Additionally, if ITAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in ITAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of ITAC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, ITAC cannot assure you it will be able to return to the ITAC public shareholders at least $10.00 per share. ITAC’s public shareholders are entitled to receive funds from the Trust Account only in the event of its failure to complete a business combination within the required time periods or if the shareholders properly seek to have ITAC redeem their respective shares upon a business combination which is actually completed by ITAC. In no other circumstances does a shareholder have any right or interest of any kind to or in the Trust Account.

ITAC will pay the costs of any subsequent liquidation from its remaining assets outside of the Trust Account.

Employees

ITAC currently has two officers. These individuals are not obligated to devote any specific number of hours to ITAC’s matters but they devote as much of their time as they deem necessary to our affairs and they intend to continue doing so until ITAC has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for its initial business combination and the stage of the initial business combination process it is in. ITAC does not intend to have any full time employees prior to the completion of its initial business combination. ITAC’s officers and directors are also officers and directors of another SPAC which, as of the date of this proxy statement/prospectus has not completed its initial public offering.

Directors and Executive Officers

Set forth below is information concerning ITAC’s officers and directors.

Name	Age	Position
E. Scott Crist	56	Chief Executive Officer, Chairman and Director
R. Greg Smith	62	Chief Financial Officer
Andrew Clark	58	Director
Harvin Moore	56	Director
Aruna Viswanathan	49	Director

E. Scott Crist, ITAC’s Chairman and Chief Executive Officer since its inception, has over 30 years of business experience and an extensive background as an entrepreneur, venture capitalist and chief executive officer. He has founded, built and successfully exited a number of businesses in the technology, telecommunications, and industrial sectors, including companies involved in emerging 5G, AI and IoT technologies. He has been a partner at Texas Ventures, a leading technology venture firm since March 2000, and the Chief Executive Officer of Osperity, Inc. a market leader in AI-assisted industrial computer vision since August 2019. In 2012, Mr. Crist founded VA-Gov Housing Fund, a partnership of profit and non-profit companies advocating for US veterans and their families and has been serving as its Chairman since then. In this capacity, he became a large lender for the US government’s homeless shelter program for veterans while deploying significant capital and achieving a blended internal rate of return of approximately 15% for the “for-profit” limited partners. From April 2016 to September 2019, Mr. Crist was Chief Executive Officer and Chairman of Infrastructure Networks, a leading 4G and 5G-LTE wireless broadband provider for the energy industry, until its control position sale to Apollo Global Management, and has been serving as a member of its board since then. From 2000 to 2002, Mr. Crist was founding chairman of Asset Nation Inc., formerly known as SalvageSale, Inc., (“SalvageSale”) an ecommerce leader in the surplus and salvage industry for the insurance brokerage and underwriting industry. The company was acquired by Ritchie Bros Auctioneers Inc. (NYSE: RBA) (“Ritchie Brothers”) in May 2012. The original SalvageSale platform served as a cornerstone of the Ritchie Brothers ecommerce strategy. Earlier in his career, from 1994 to 2000, Mr. Crist was the founder and Chief Executive Officer of Telscape International Inc., a telecommunications company focused on emerging global markets and built Telscape from its start-up stage through multiple acquisitions, into a publicly traded industry leader with a market cap in excess of $100 million. From 1991 to 1995, he was President and Chief Executive Officer of Matrix Telecom, Inc., a long-distance telecommunications company, which ranked 7th on the list of the 500 fastest growing private companies in the US by Inc. Magazine in 1995. Mr. Crist was named an Ernst & Young Entrepreneur of the Year in 2000 for the Texas region, and holds a BS in Electrical & Computer Engineering from North Carolina State University. He has an MBA from the Kellogg School at Northwestern University, and is a former adjunct professor and current lecturer at Rice University’s Jones Graduate School of Business. We believe this experience makes us well suited to identify, source, negotiate and execute an initial business combination with the goal of pursuing exceptional risk-adjusted returns for our stockholders.

R. Greg Smith, ITAC’s Chief Financial Officer since its inception, has more than 30 years of corporate finance and management experience, including the last 25 years in capacities of Chief Financial Officer, Senior Vice President Mergers and Acquisitions, Executive Vice President and Director of venture and private equity-backed private and public companies and their respective subsidiaries. He has extensive experience in mergers, acquisitions and divestitures including due diligence, valuation analysis, transaction negotiations, term sheets, letters of intent and definitive agreements. He served as Chief Financial Officer for Infrastructure Networks, Inc., a leading 5G-LTE wireless & IoT communications platform digitizing the energy patch in North America from February 2017 through May 2020 and is currently serving as a special advisor during the transition to the company’s new chief financial officer. In his capacity as chief financial officer of Infrastructure Networks Inc., he helped grow the company organically during his tenure. From June 2004 to January 2017, he worked for various companies in the wireless broadband industry, including as the founder, Chief Executive Officer, Chief Financial Officer, Executive Vice president and member of its board of directors of ERF Wireless, Inc. (OTC:ERFB) from August 2004 through July 2015, which providing high-speed broadband and remote connectivity for mission-critical applications to energy companies, banks, and hospitals.

Andrew Clark, a director since the closing of ITAC’s initial public offering, has over 30 years of business experience spanning many facets of technology, industrial and energy businesses. He has been a founder and principal with The Castell Group since 2003, an investment and advisory firm assisting companies in technology businesses. On a daily basis he interacts with some of the region’s top entrepreneurs assisting them with their businesses while identifying the best of breed in which to invest. He has also served as a director of Texas Halo Fund I, LLC since 2012, of AETolls, LLC since 2018 and of TapNpay, Inc. since 2020. Mr. Clark also served as a director of Surge Accelerator, LLC (2011 to 2013), Quarri, Inc. (2010 to 2017), Onit, Inc. (2010 to 2012), and Metal Networks (2013 to 2016). His corporate career includes positions at Reliant Energy (now NRG) as VP of Interactive Marketing from 2000 to 2003, Director of Strategy at Compaq Computer (now Hewlett Packard) from 1989 to 2000, and a consultant with Coopers & Lybrand (now Pricewaterhouse Coopers) 1985 to 1989. He began his private equity investment experience at Compaq Computer where he served as an observer on various boards. He is a graduate of The Wharton School of the University of Pennsylvania where he received his BS degree in Economics with a concentration in Entrepreneurship, and was both a Benjamin Franklin Scholar and a University Scholar.

Harvin Moore, a director since the closing of ITAC’s initial public offering, has, since June 2019, been serving as a President, Director, member of the Audit Committee and Chief Executive Officer of Houston Exponential, an independent non-profit focused on accelerating the growth of the technology innovation ecosystem of Houston, Texas, and as the co-chairman of the Houston Aerospace and Aviation Regional Task Force, a not for profit that pursues commercial arrangements in aerospace and aviation for the Houston region, as part of the Greater Houston Partnership, since August 2020. Mr. Moore has been involved in the technology innovation movement in Texas since the 1990s as entrepreneur, advisor, and venture investor. As a Principal of Frontera Technology Ventures (“Frontera”) since July 1991, Mr. Moore has invested in and/or advised growth-stage technology companies, holding equity stakes in many of Frontera’s portfolio clients. Mr. Moore has also been a director of Frontera Furniture Company since October 1991 and Emeritus International Education since August 2017. In addition, Mr. Moore has been deeply involved with K12 education since 1996, having worked with several prominent education reform organizations, including KIPP, Inc., a public charter school network, as a founding director, Treasurer, and Vice Chairman from 1997 to 2003. Mr. Moore was elected to the Board of Education of Houston Independent School District in 2003, and was re-elected three subsequent times before retiring as the longest serving member in 2017. Mr. Moore was the Chief Operating Officer and Director of both Space Service Holdings, Inc. (2003-2015), and Sentinel Satellite Inc. (2008-2014). Mr. Moore currently serves on the governing boards of TXRX Labs, a non-profit makerspace and job training organization, since December 2018, the Houston Angel Network, a nonprofit organization dedicated to supporting startups with financial resources and mentorship, since December 2018, The Manned Spaceflight Educational Foundation Inc., d/b/a Space Center Houston, a nonprofit which operates the visitor center for NASA’s Johnson Space Center Space Center Houston, since September 2012, and the Powell Foundation, a private charitable foundation supporting public education, arts, conservation and human services, since December 2000, where he also serves on the audit committee and as Treasurer. He holds a Master of Business Administration in Finance from New York University, and a Bachelor of Arts in Economics from Northwestern University. We believe Mr. Moore is well qualified to serve on our Board due to his extensive operational and management experience in technology and finance related organizations.

Aruna Viswanathan, a directors since the closing of ITAC’s initial public offering, has been serving as the Chief Operating Officer of AlphaX Decision Sciences (“AlphaX”), a provider of artificial intelligence software and cloud infrastructure solutions, since August 2017. Prior to her position at AlphaX, from July 2016 to August 2017, she was the Chief Operating Officer of The RBR Group, a technology development and commercialization firm. From April 2006 through June 2016, Ms. Viswanathan was a partner at Clearspring Capital Group and involved in managing two private equity funds that provided growth financing across a broad range of industries. Notable exits from the funds includes BorderComm/XC Networks (acquired by Transtelco in 2013), Softlayer Technologies, Inc. (acquired by International Business Machines Corporation (IBM) (NASDAQ: IBM) in 2013), and Sweet Leaf Tea Company (acquired by Nestle S.A. (OTCMKTS: NSRGY in 2011). In addition, as the former Director of Operations and board member for the Houston Technology Center from 2001 through 2006, Ms. Viswanathan helped direct the growth of the organization and launched the Gulf Coast Regional Center for Innovation and Commercialization. She was employed by Motorola Solutions Inc.’s (NYSE: MSI) Wireless Signal Processing Division from 1994 through 1999 and began her career at Advanced Micro Devices, Inc. (NASDAQ: AMD) as an Associate Engineer from 1991 to 1993. Appointed by Texas Governor Rick Perry, Ms. Viswanathan served a five-year term beginning in 2007 on the Texas Emerging Technology Fund Committee, is a former Director for the Houston Angel Network and has been a current board member and past-President of the Houston Chapter of The Indus Entrepreneurs (TiE) since January 2014, a global entrepreneurship organization, since 2014 and was on the Board of Advisors for the Cullen College of Engineering at the University of Houston from 2005 through 2013. Ms. Viswanathan is the 2018 recipient of the Indo American Chamber of Commerce “Women in Business Award” in Houston, the recipient of the 2011 Houston Business Journal’s 40 under 40 awards and the 2003 Women in Technology award from the Association of Women in Computing. Ms. Viswanathan, graduated with a Bachelor of Science and Master of Science in Electrical Engineering from University of Texas, Austin and a Master of Business Administration from Rice University. We believe Ms. Viswanathan is well qualified to serve on our Board due to her extensive operational and management experience in technology and finance related organizations.

Mr. Crist and Mr. Smith hold the same positions with another SPAC, Industrial Tech Acquisitions II, Inc., which has filed a registration statement with the SEC that has not, as of the date of this proxy statement/prospectus, been declared effective. Mr. Clark, Mr. Moore and Ms. Viswanathan are nominees for directors of Industrial Tech Acquisitions II, Inc. At the time of ITAC’s IPO, the officers and directors agreed not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act until ITAC has entered into a definitive agreement regarding an initial Business Combination or until ITAC has liquidated the Trust Account. Since ITAC has entered into the Business Combination Agreement, this provision is no longer applicable.

Number and Terms of Office of Officers and Directors

ITAC’s board consists of four directors divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, ITAC is not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Messrs. Clark and Moore will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Crist and Ms. Viswanathan, will expire at the second annual meeting of stockholders.

ITAC’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office.

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Clark and Moore and Ms. Viswanathan are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present. Mr. Moore and Ms. Viswanathan are minor investors with a non-voting equity interest in the Sponsor and Mr. Smith and Mr. Clark have non-voting equity interests in the sponsor. The board of directors does believes that this interest does not affect the status of Mr. Clark, Mr. Moore and Ms. Viswanathan as independent directors.

Executive Compensation

None of ITAC’s officers has received any cash compensation for services rendered to it. Commencing with the IPO, ITAC pays the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Merger, ITAC will cease paying these monthly fees. Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our officers and directors prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ITAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits our sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. The audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, ITAC does not expect to have any additional controls in place governing the reimbursement payments to directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

Certain Relationships and Related Party Transactions

On June 24, 2020, ITAC issued an aggregate of 1,725,000 Founder Shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.014 per share. In August 2020, we effected a 0.25 for 1 stock dividend for each share of Class B common stock outstanding, resulting in our sponsor holding an aggregate of 2,156,250 founder shares (up to 281,250 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares upon completion of the IPO. Based on the final size of the initial offering and partial exercise by the underwriters of their over-allotment option, 250,350 Founder Shares were forfeited, resulting in the Sponsor holding an aggregate of 1,905,900 shares.

Simultaneously with the closing of the IPO, the Sponsor purchased 3,075,000 ITAC Private Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $3,075,000. On October 13, 2020, in connection with the purchase of an additional 123,600 units sold pursuant to the underwriters’ over-allotment option, ITAC sold an additional 30,900 ITAC Private Warrants to the Sponsor at a price of $1.00 per ITAC Private Warrant, generating gross proceeds of $30,900. The ITAC Private Warrants are identical to the units sold in our public offering except that the private placement warrants, so long as they are held by the Sponsor, the underwriters or their permitted transferees, (i) will not be redeemable by ITAC, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The ITAC Private Warrants (including the shares of Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Commencing on the date of the IPO, ITAC pays an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Prior to the closing of the IPO, our sponsor agreed to loan us up to $300,000 to be used for a portion of the expenses of our initial public offering. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2020 or the closing of our initial public offering. The outstanding loan balance of $175,000 was repaid on September 14, 2020 out of the estimated $700,000 of offering proceeds allocated to the payment of offering expenses (other than underwriting commissions).

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of ITAC’s officers and directors may, but are not obligated to, loan ITAC funds as may be required. If ITAC completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, ITAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into ITAC Private Warrant equivalents at a price of $1.00 per warrant (which, for example, would result in the holders being issued warrants to purchase 1,500,000 shares if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the ITAC Private Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by the Sponsor or its affiliates, or its officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. ITAC does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ITAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Contemporaneously with the execution of the Business Combination Agreement, Texas Ventures, of which E. Scott Crist, ITAC’s chairman and chief executive officer, is a partner, director and majority owner, executed a PIPE Subscription Agreement pursuant to which Texas Ventures agreed to purchase 340,000 shares of ITAC Class A Common Stock at $10.00 per share, or a total of $3,400,000. The PIPE Subscription Agreement is the same as the PIPE Subscription Agreements signed by the other PIPE Investors. Texas Ventures may allocate some or all of its commitment to purchase shares to its partners or other interested investment parties, any such transfer to be subject to, and in accordance with, the terms of, the PIPE Subscription Agreement.

ITAC Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock, based on information obtained from the persons named below, with respect to the beneficial ownership of common stock owned on April 15, 2021 and as adjusted to give effect to the consummation of the Merger and the PIPE Investment, by:

•        each person known by ITAC to be the beneficial owner of more than 5% of its outstanding common stock;

•        each of ITAC’s executive officers and directors that beneficially owns our common stock; and

•        all ITAC’s executive officers and directors as a group.

In the table below, (i) percentage ownership of outstanding ITAC Common Stock is based on 9,680,736 shares of ITAC Common Stock and the percentage as adjusted is based on 67,956,568 Arbe Ordinary Shares outstanding in the No Redemption Scenario. For every Public Shares redeemed, the number of Arbe Ordinary Shares outstanding upon completion of the Merger will decrease by one Arbe Ordinary Share. The table below does not include the ITAC Common Stock underlying the ITAC Warrants because these securities are not exercisable within 60 days of this proxy statement/prospectus.

Unless otherwise indicated, ITAC believes that all persons named in the table have sole voting and investment power with respect to all common stock beneficially owned by them.

Name and Address(1)	No. Shares	Outstanding %	No Redemption Scenario %(9)	Maximum Redemption Scenario %(9)
Industrial Tech Partners, LLC(2),(3)	1,905,900	19.7%	2.80%	3.16%
E. Scott Crist(2),(3)	1,905,900	19.7%	2.80%	3.16%
3.1R.Greg Smith(4)	—	—	—	—
Andrew Clark(4)	—	—	—	—
Aruna Viswanathan(4)	—	—	—	—
Harvin Moore(4)	—	—	—	—
Other 5% Stockholders(5)
Karpus Investment Management(6)	1,001,305	11.4%	1.47%	1.66%
Hudson Bay Capital Management LP(7)	745,000	9.6%	1.09%	1.23%
CVI Investments, Inc.(8)	400,000	5.2%	*	*

____________

*        Less than 1%

(1)      Unless otherwise noted, the business address is c/o Industrial Tech Acquisitions, Inc., 5090 Richmond Ave, Suite 319, Houston, Texas 77056.

(2)      Represents the Founder Shares.

(3)      Represents shares held by Industrial Tech Partners, LLC, the Sponsor. E. Scott Crist is the managing member of the Sponsor and may be deemed to have beneficial ownership of the ITAC Common Stock held directly by the sponsor. The percentage as adjusted includes 340,000 shares being purchased by Texas Ventures pursuant to a PIPE Subscription Agreement. Mr. Crist is a director, president and majority owner of Texas Ventures, and has sole voting and disposition power over the shares owned by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)      The named person is a member of the Sponsor but does not have voting or dispositive power over the shares held by the Sponsor.

(5)      The stock ownership of these stockholders is as of December 31, 2020.

(6)      The securities are owned directly by the accounts (the “Accounts”) managed Karpus Management, Inc., d/b/a Karpus Investment Management, a registered investment adviser under Section 203 of the Investment Advisors Act of 1940. None of the Accounts has an interest in the securities constituting more than 5% of the shares outstanding. The address of the reporting person is 183 Sully’s Trail, Pittsford, New York, 14534

(7)      Hudson Bay Capital Management LP serves as the investment manager to HB Strategies LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all securities held by HB Strategies LLC. Sander Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities. Each person named in this note has an address at 777 Third Avenue, 30th Floor, New York, NY 10017.

(8)      Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over these shares. The address for CVI Investments is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104 Cayman Islands.

(9)      The percentages under the No Redemption Scenario and Maximum Redemption Scenario reflect the Recapitalization of Arbe, the issuance of Arbe Ordinary Shares to the stockholders of ITAC and the issuance of 10,000,000 shares in the PIPE Investment, for a total of 67,956,568 Arbe Ordinary Shares outstanding in the No Redemption Scenario and 60,332,968 Arbe Ordinary Shares in the Maximum Redemption Scenario

ITAC SELECTED FINANCIAL INFORMATION

The following statements of operations data for the period from June 2, 2020 (inception) through December 31, 2020, balance sheet data as of December 31, 2020 and statements of cash flows data for the period June 2, 2020 (inception) to December 31, 2020 have been derived from ITAC’s restated audited consolidated financial statements included elsewhere in this proxy statement/prospectus. You should read this Summary Financial Data section together with ITAC’s financial statements as restated and the related notes and “ITAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

Statement of Operations Data:

June 2, 2020 (inception) to December 31, 2020
Formation and operating costs	$300,396
Loss from operations	(300,396)
Warrant issuance costs	(496,672)
Other expense relating to fair value exceeding amount paid for warrants	(938,413)
Interest income	2,751
Unrealized loss on change in fair value of warrants	(523,924)
Net loss	$(2,256,654)
Weighted average shares of Common Stock outstanding(1)	3,047,043
Basic and diluted net loss per share of Common Stock(2)	$(0.74)

Balance Sheet Data:

December 31, 2020
Current assets	$516,847
Marketable securities held in Trust Account	77,000,788
Working capital	405,599
Class A Common Stock subject to possible redemption	56,346,693
Accumulated deficit	(2,256,654)
Stockholders’ equity	5,000,004

Statement of Cash Flow Data:

June 2, 2020 (inception) December 31, 2020
Cash flows used in operating activities	$(299,291)
Cash flows from investing activities	76,998,360
Cash flows from financing activities	77,704,032
Net change in cash	406,381

____________

(1)      Excludes 5,578,881 shares subject to possible redemption. (See Note 5 of Notes to ITAC’s Financial Statements).

(2)      Excludes interest income attributable to shares subject to possible redemption of $2,428.

ITAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with ITAC’s financial statements as of and for the period from June 2, 2020 (inception) through December 31, 2020 and notes to those statements included elsewhere in this proxy statement/prospectus and Arbe’s financial statements as of and for the years ended December 31, 2020 and 2019 and Arbe’s Management’s Discussion and Analysis of Financial Condition included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the ‘Forward-Looking Statements” and “Risk Factors” section of this proxy statement/prospectus, Arbe’s actual results following the Merger could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

All statements other than statements of historical fact included in this Amendment, including, without limitation, statements under “ITAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding ITAC’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to ITAC or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, ITAC’s management. Actual results could differ materially from those contemplated by the forward- looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to ITAC or persons acting on ITAC’s behalf are qualified in their entirety by this paragraph.

Restatement

In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet, as opposed to equity. Since their issuance on September 11, 2020, ITAC’s warrants were accounted for as equity within its balance sheet and, after discussion and evaluation, including with its independent auditors, ITAC has concluded that its warrants should be presented as liabilities with subsequent fair value remeasurement.

Therefore, ITAC, in consultation with its Audit Committee, concluded that ITAC’s previously issued audited balance sheet as of September 11, 2020 as previously reported in its Form 8-K, the unaudited financial statements as of September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020, as previously reported in its Form 10-Q, and the audited financial statements as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020, as previously reported in its Form 10-K, should be restated because of a misapplication in the guidance around accounting for the warrants and should no longer be relied upon. Such restatement is reflected in ITAC’s Form 10-K/A for year ended December 31, 2020, which was filed with the SEC on May 24, 2021.

Historically, the warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the warrants, based on ITAC’s application of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with ITAC’s historical interpretation of the specific provisions within its warrant agreement and ITAC’s application of ASC 815-40 to the warrant agreement. ITAC reassessed its accounting for warrants issued on September 11, 2020, in light of the SEC Staff’s published views. Based on this reassessment, ITAC determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in its statement of operations each reporting period. Accordingly, Form 10-K/A amendment restates ITAC’s audited financial statements as of and for the period ended December 31, 2020.

The restatement is more fully described in Note 2 of the Notes to the ITAC’s Financial Statements included herein.

Results of Operations

ITAC’s entire activity from inception up to September 11, 2020 was related to its formation and the IPO. Since the IPO, ITAC’s activity has been limited to the evaluation of business combination candidates, and ITAC will not be generating any operating revenues until the Closing. ITAC expects to generate small amounts of non-operating income in the form of interest income on cash and investments. ITAC is incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses and expenses relating to the Merger.

As of December 31, 2020, ITAC had not commenced any operations. All activity for the period from June 2, 2020 (inception) through December 31, 2020, relates to ITAC’s formation and its initial public offering, and, since the completion of its initial public offering, searching for a target to consummate an initial business combination. ITAC will not generate any operating revenues until after the completion of its initial business combination, at the earliest. ITAC will generate non-operating income in the form of interest income from the proceeds derived from its initial public offering and placed in the trust account.

For the period from June 2, 2020 (Inception) through December 31, 2020, ITAC had a net loss of $2,256,654, which consisted of warrant issuance costs of $496,672, unrealized loss on change in fair value of warrants of $523,924, operating costs of $300,396, and other expense relating to fair value exceeding amount paid for warrants of $938,413, offset by interest income of $2,751 earned on marketable securities held in the Trust Account.

Liquidity and Capital Resources

As of December 31, 2020, ITAC had cash outside the Trust Account of $406,381, available for working capital needs. All remaining cash was held in the Trust Account and is generally unavailable for our use, prior to an initial business combination.

On September 11, 2020, ITAC consummated its initial public offering of 7,500,000 units, at $10.00 per unit, generating gross proceeds of $75,000,000.

Simultaneously with the closing of our initial public offering, ITAC consummated the sale of 3,075,000 private placement warrants at a price of $1.00 per private placement warrant in a private placement to our sponsor, generating gross proceeds of $3,075,000.

On October 13, 2020, ITAC consummated the sale of an additional 123,600 units that were subject to the underwriters’ over-allotment option at $10.00 per unit, generating gross proceeds of $1,236,000. In connection with the closing of the purchase of the units sold pursuant to the underwriters’ over-allotment option, ITAC sold an additional 37,080 private placement warrants to the Sponsor at a price of $1.00 per private placement warrant, generating gross proceeds of $37,080. On October 23, 2020, the underwriters canceled the remainder of the over-allotment option.

ITAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, to complete its initial business combination. ITAC may withdraw interest to pay its taxes and liquidation expenses if it is unsuccessful in completing a business combination. ITAC estimates its annual franchise tax obligations to be $200,000, which is the maximum amount of annual franchise taxes payable by ITAC as a Delaware corporation, which ITAC may pay from funds from its initial public offering held outside of the Trust Account or from interest earned on the funds held in the Trust Account and released to ITAC for this purpose. ITAC’s 2020 franchise tax was calculated using a partial year proration and amounted to $104,432. Its annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account reduced by its operating expenses and franchise taxes. ITAC expects the interest earned on the amount in the Trust Account will be sufficient to pay its income taxes. To the extent that ITAC’s equity or debt is used, in whole or in part, as consideration to complete its initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.

Further, the Sponsor or an affiliate of the Sponsor, or certain of ITAC’s officers and directors may, but are not obligated to, loan ITAC funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. In the event that a business combination does not close, ITAC may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. As of December 31, 2020, no Working Capital Loans have been issued.

On June 3, 2021, ITAC issued a convertible promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan to ITAC up to $250,000. The convertible promissory note is non-interest bearing and is payable on the date on which ITAC consummates a Business Combination. The unpaid principal amount under the convertible promissory note (up to $250,000) may be converted at the option of the Sponsor into warrants to purchase shares of ITAC Class A Common Stock at a price of $1.00 per warrant upon the consummation of a Business Combination. The warrants would be identical to the Private Placement Warrants. The holder of the convertible note will have the right, at the Closing, to demand payment of the convertible note or to convert the convertible note into warrants, which, upon the effectiveness of the Merger, will be exchanged for Arbe Warrants to purchase the same number of Arbe Ordinary Shares as the ITAC Warrant. As of June 15, 2021, the outstanding balance under the convertible promissory note was $100,000.

ITAC does not believe it needs to raise additional funds (other than additional advances under the convertible note) in order to meet the expenditures required for operating its business prior to the Closing. However, if its estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, ITAC may have insufficient funds available to operate its business prior to its initial business combination. Moreover, ITAC may need to obtain additional financing either to complete our business combination or because ITAC becomes obligated to redeem a significant number of our ITAC Public Shares upon consummation of its business combination, in which case ITAC may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, ITAC would only complete such financing simultaneously with the completion of our business combination. If ITAC is unable to complete its business combination because it does not have sufficient funds available to it. ITAC will be forced to cease operations and liquidate the trust account. In addition, following its business combination, if cash on hand is insufficient, ITAC may need to obtain additional financing in order to meet its obligations. Pursuant to the Business Combination Agreement, ITAC it to complete the $100,000,000 PIPE Financing as a condition to closing.

Contractual Obligations

As of December 31, 2020, ITAC did not have any long-term debt, capital or operating lease obligations.

ITAC entered into an administrative services agreement pursuant to which ITAC will pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support services.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Common Stock Subject to Possible Redemption

ITAC accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the issuer’s control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. ITAC’s common stock feature contains redemption rights that are considered to be outside of ITACs control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, 5,578,881 shares of ITAC Class A Common Stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of ITAC’s balance sheet.

Net Loss Per Share

ITAC’s statements of operations include a presentation of loss per share for common stock subject to possible redemption in a manner similar to the two-class method of loss per share. Net loss per share is computed by dividing net loss by the weighted-average number of common stock outstanding during the period. An aggregate of 5,578,881 shares of Class A Common Stock subject to possible redemption at December 31, 2020 was excluded from the calculation of basic loss per share of common stock since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. ITAC has not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 10,938,976 shares of ITAC Class A Common Stock in the calculation of diluted loss per share, since they are not yet exercisable.

Derivative Financial Instruments

ITAC evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. ITAC has determined the warrants are a derivative instrument. See Note 4 of Notes to ITAC’s financial statements.

FASB ASC 470-20, Debt with Conversion and Other Options, addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. ITAC applies this guidance to allocate IPO proceeds from the Units between ITAC Class A Common Stock and ITAC Public Warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A common stock.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on ITAC’s financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. ITAC will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. ITAC is electing to delay the adoption of new or revised accounting standards, and as a result, it may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, ITAC’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the public company effective dates.

Additionally, ITAC is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” ITAC chooses to rely on such exemptions it may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the report of independent registered public accounting firm providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of ITAC’s IPO or until it is no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF ARBE

Shareholders should read this section in conjunction with the more detailed information about Arbe contained in this proxy statement/prospectus, including Arbe’s audited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arbe.

Overview

Arbe, a provider of 4D imaging radar solutions, is leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. Arbe is empowering automakers, tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception. Arbe’s imaging radar offers an order of magnitude higher resolution than any other competing radar solution in the market and, Arbe believes it is an essential sensor for Level 2+ and higher levels of autonomy.

4D is called 4D because it provides a high-resolution long-range radar sensor that not only detects the distance, relative speed, and an angular measurement of objects but also the height of the object above the road. This capacity can help an autonomous vehicle to decide whether a stationary object up ahead is a manhole cover you can drive over or a guardrail you need to avoid. Arbe’s 4D imaging radar is the world’s first radar to separate, track, and identify objects in any weather or lighting condition in 2K ultra-high resolution in both azimuth and elevation, delivering an image that Arbe believes is 100 time more detailed than any radar on the market. Arbe achieves this capability with its proprietary radio frequency chipset with the highest channel count in the industry, and a groundbreaking radar processor chip, the first dedicated processor designed specifically for the performance and power saving requirements of the automotive industry, and AI-based post-processing.

Arbe’s unique solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities. Addressing all driving scenarios and environment corner cases makes Arbe’s solution a critical sensor for vehicles which operate at a Level 2 and higher degree autonomy. Vehicles that are Level 2 are vehicles which includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. The higher the level, the more autonomous the vehicle, with a Level 5 vehicle being fully autonomous with no driver input.

Arbe is a research and development company in the field of chips for advanced radar systems, which are mainly intended to be used as Advanced Driver Assistance Systems (“ADAS”) adapted for the next generation of autonomous vehicles as well as for non-automotive uses.

The target market for Arbe’s chipsets developed by Arbe for vehicle radar systems, is automotive module manufacturers, who are tier 1 suppliers, and automotive manufacturers (OEMs) worldwide. Additionally, alongside these potential customers, there is a large target market for non-vehicle radar technology.

Arbe’s chipset solution includes three types of chips: transmitter (Tx), receiver (Rx) and processor, which together are referred to as the “Arbe Radar Chipset” or the “Chipset.” Arbe believes the Arbe Radar Chipset Solution is the first of its kind, capable of high resolution sensing “in four dimensions” and producing tens of thousands of detections per frame with a point cloud density that is unparalleled to any other radar solution on the market. The Chipset distinguishes itself through its improved ability to support multi-channel processing—up to 2,304 virtual channels (through a combination of up to two transmitters (24 channels each) and up to four receivers (12 channels each)). By comparison, other current-generation radar systems presently run on 12 channels, while in-development systems announced by our competitors are expected to run on 192 channels.

Based on its advanced technology, an Arbe Radar Chipset Solution is capable of sensing the vehicle environment, at long ranges and with a wide field of vision, at a rate of 30 frames per second, allowing it to produce a reliable ultra-high definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of a false alarm. Information about the environment is detected by radar sensors installed on the vehicle. This data is translated in the Chipset, by means of advanced proprietary algorithms, into a 30-frames-per-second 4D image — range, radial velocity, azimuth and elevation — at ultra-high resolution (2K), which can translate into a control response in the vehicle, such as braking, acceleration, tilting the steering wheel, or skirting an obstacle.

As of the date of this proxy statement/prospectus, Arbe is working with Tier 1 manufacturers to integrate its Chipset into radar systems being developed by the Tier 1 manufacturers, with the aim of offering OEMs advanced radar systems that include Arbe’s Chipset. As part of its cooperation with Tier 1 manufacturers, demo systems are being tested through a series of trials and field tests that include day and night travel, in variable weather and lighting conditions. The trials, thus far, have revealed superior and promising performance: the Chipset Solution has very accurately identified the objects in the environment, mapping each object separately and distinguishing between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created in the Chipset at any given moment, in an emergency the system alerts the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger. The sensor communicates with the central computer unit in the automobile. The driver assistance system should take over when required, for example do an emergency breaking.

Arbe is currently focusing, and is primarily devoting its resources, to the use of its radar chip solution in the automotive industry. However, the technology is also integrated into other fields, and Arbe is collaborating with other companies to generate business in non-automotive markets, such as autonomous ground vehicles and delivery robots, heavy machinery and intelligent traffic systems.

The Arbe Radar Chipset Solution is designed to integrate into the radar systems of next-generation ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately scan an increased range of the environment (upwards of 300 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of high signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) – both in respect of false positives (error category I) and false negatives (error category II).

Arbe believes that its Chipset solves some of the challenges facing current-generation radar systems, by providing a systems that enables:

•        reduced energy consumption;

•        increased resolution and improved capacity to differentiate between adjacent objects;

•        enhanced recognition of stationary objects;

•        developed capacity to produce a high-resolution image;

•        compliance with the standards required for installation in Level 2 and higher autonomous vehicles;

•        prevention of false alarms;

•        developed capacity to process the huge volumes of data generated when scanning an environment in four dimensions in real-time; and

•        mitigating mutual interference between radars that operate in the environment simultaneously.

The technology on which the Chipset is based, allows for localization and tracking, using AI-based SLAM (Simultaneous Localization and Mapping) and real-time decision-making. The Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving.

The following chart shows the number of radar sensors, cameras and LiDAR units in vehicles with different levels of autonomy. As the level of autonomy increases, the number of radar sensors and cameras increases. LiDAR units are not expected to be included in any vehicle with an autonomy level less than 3. The number of radar sensors is a function of the autonomy level of the vehicle.

Recognizing the different levels of innovation and autonomy and the need to standardize the approaches across the spectrum of possibilities for the sake of safety, the Society of Automotive Engineers (SAE) has developed and defined six levels of automation for autonomous vehicles: Level 0 through Level 5. These levels have been adopted by the U.S. Department of Transportation. These levels are:

Level 0 — No Automation: A vehicle that is fully controlled by a driver.

Level 1 — Driver Assistance: A vehicle controlled by the driver, featuring minimal autonomous control components, designed to assist the driver. For example: a button that when pressed, keeps the vehicle at a constant speed, parking assistance or staying inside a lane.

Level 2 — Partial Automation: A vehicle that includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. For example: A system capable of detecting lanes and driving independently (cruise control) but alerts the driver to emergencies (driver involvement is required to operate the steering wheel and brakes). The industry refers to a level that was not originally recognized by the SAE, Level 2+, which adds in surround perception and AI to improve the safety and convenience of human-driven vehicles. While the driver is still responsible for the car, the platform can perform automated maneuvers for a more seamless driving experience — such as making highway entrances and exits, lane changes and merges.

Level 3 — Conditional Automation: Requires the presence of a driver behind the wheel, but the driver is not required to monitor the environment. The driver must be prepared to seize control of the vehicle at any given time upon receipt of an alert. For example: The driver can press the control button and be relieved of the need to monitor the route (and can attend to other matters during this time), but the driver’s presence and alertness are still essential. At this level, the vehicle can be used as an autonomous vehicle only when road and weather conditions allow it.

Level 4 — High Automation: The vehicle is capable of performing all driving functions under certain conditions. The driver has the option of taking over control of the vehicle.

Level 5 — Full Automation: The vehicle is capable of performing all driving functions under all conditions.

Pictured below is Arbe’s Radar Development Platform (“A Sample” in automotive terminology), and below the picture is an infographic of the specifications.

The dimensions of radar systems based on the Arbe Radar Chipset, and the projected affordable price point are expected to facilitate its integration into mass production.

Arbe estimates that it will be able to offer the Arbe Radar Chipset Solution is commercial quantities in in 2022; however, such schedule is based on Arbe generating sufficient orders. However, Arbe can give no assurance that it will be able to sell the Chipset Solution in commercial quantities or that it will be able to have manufacturing facilities available to manufacture the Chipsets in such quantities.

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its push to develop and enhance safety and introduce autonomous driving vehicles. The leading technologies are based primarily on cameras, LiDar units and radar units, combined with data processing based on complex algorithms. The various technologies differ from each other in their features.

Significant investment and rapid growth in this industry are being driven by the need to assure human safety and the potential recapture of drivers’ time. Given the stakes involved in commercializing autonomous driving vehicles, the technologies and products needed for autonomous driving require long development and validation cycles and must ensure safety prior to commercial deployment.

The primary market for the chip-based imaging radar systems developed by Arbe is the global automotive market. This market has enjoyed stable growth in recent years. In 2020, the automotive market experienced significant slowdown following the spread of the coronavirus pandemic (COVID-19) and the steps taken by governments worldwide to address the pandemic, however according to market forecasts, it is expected to resume growth during the second half of 2021.

In the last decade, the world’s leading car manufacturers have begun to incorporate advanced automation systems in vehicles, aiming to assist the driver and even control certain driving functions. The vision for the future is that within several years, the technology would enable production of autonomous vehicles that support driverless vehicles, including development of unmanned shuttle services (robotic taxis) that would complement traditional public transport services. The vision of a fully autonomous vehicle (driverless) is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to potentially significantly reduce fuel consumption and air pollution.

According to a forecast by YOLE Development (June 2020), which is reported in https://www.electronicproducts. com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#, a decrease (to the point of a complete halt) in the sales of vehicles without automation (Level 0) is expected in the coming decade, and in subsequent decades, a decrease in sales vehicles of Level 1 and Level 2 automation is also expected. A growth trend is expected in the sales volumes of Level 2+, Level 2++, Level 3, Level 4 and Level 5 vehicles, along with growth in the sales volumes of robotic vehicles.

* Source: Yole, The Radar Industry is Entering its Commercial Era, June 2020.

Driver assistance systems include advanced automation functions (based on camera and radar designed to reduce the risk of traffic accidents, alert the driver to obstacles on the road, and even take control of the vehicle under certain conditions. The ADAS category includes the following systems, among others:

(a)     Distance maintenance system — designed to warn of a collision with a vehicle ahead or behind, by alerting the driver of imminent danger and flagging the need to take preventive action. This type of system may be an effective tool to compensate for the driver’s lack of concentration or distraction while driving.

(b)    Lane departure control system — designed to alert the driver when veering off a lane without signaling.

(c)     Autonomous braking system — designed to operate the brake system autonomously, or increase their power when identifying risk of harm to road users (pedestrians, cyclists, vehicles, etc.).

In recent years, automakers have been installing ADAS such as those mentioned above as standard features in many vehicle models, and these systems have also been installed electively by vehicle owners. In many cases, automakers choose to integrate ADAS based on several technologies simultaneously (radar and cameras), and it is likely that this trend of integrating technologies into vehicles will continue in the coming years.

Alongside development and production of current-generation ADAS, there has been accelerated development of advanced technology of next-generation systems, designed to support autonomous driving, in preparation for manufacture of Level 3 and Level 4 autonomous vehicles, and indeed for the future development of fully self-driving Level 5 autonomous vehicles.

ADAS based on radar technology holds a central position in the ADAS category. This type of technology is installed in Adaptive Cruise Control (ACC) systems, Blind Spot Detection (BSD) systems, Forward Collision Warning (FCW) systems, Intelligent Park Assis systems, among others.

According to the IDTechEx Research forecast (May 2020)1, total radar-system sales for L2 or higher autonomous vehicles is expected to grow from 55 million units in 2019 to 223 million units in 2030 and 400 million units in 2040. More specifically, by 2025, sales of L1 and L2 vehicle radar systems is expected to grow, whereas in the following years, L3, L4, and L5 radar systems are expected to grow and gradually take over most of the market.

Growth Strategies

Arbe’s growth strategies include the following:

•        Expand Tier 1 and OEM relationships.    Arbe intends to continue and expand its cooperation with Tier 1 manufacturers and OEMs conducting trials and field tests for the purpose of incorporating its Chipsets in radar systems that are in developed by the Tier 1 companies. The direct relationship with the OEMs is enhance the understanding for the need for an imaging radar also within the OEMs and conducting trials and field tests.

•        Capitalize on Trend Towards Autonomous Vehicles:    An increased demand, as projected, for autonomous vehicles and the transition to mass production of L2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity.

•        Capitalize on Regulatory Changes.    Arbe believes that its existing infrastructure positions it well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that Arbe is developing.

•        Capitalize on Economic Incentives.    A requirement on the part of insurance companies to install radar systems as a condition for issuing insurance policies is expected to increase the demand for Arbe’s products. Other private parties may also impose requirements for radar systems, which would similarly heighten demand for Arbe’s products.

•        Expand Product Applications.    Arbe’s activities are presently mainly focused on chipsets for vehicle radars systems. However, the technology developed by Arbe (originally intended to facilitate drone monitoring and control) may also be used for other non-automotive target markets (to be understood in this context as all markets that are not mass-produced cars) which Arbe is approaching, such as autonomous ground vehicles, robots; agricultural tools; automation for industry and factories; smart traffic systems; train junctions; heavy transportation and heavy machinery. In the future, Arbe intends to consider developing new products based on its technology such as; consumer electronics and Internet of Things (IoT); biotech and medical fields.

Sales and Marketing

In light of the proven ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles. For instance, in 2018, the U.S. National Highway Traffic Safety Administration (NHTSA) required the installation of a rear-view system in private vehicles, and in 2015 the Israeli government approved incentives for

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1          https://www.idtechex.com/en/research-report/automotive-radar-2020-2040-devices-materials-processing-ai-markets-
and-players/696

vehicle owners to install life-saving safety systems (including a lane departure warning, frontal distance monitoring and pedestrian identification). According to a market study published in August 2019 by Allied Market Research, the global ADAS market was estimated at $39 billion in 2018 and is expected to grow to around $190 billion by 2026, at an annual growth rate of around 21%2. Another market study, published by Markets and Markets, estimates the global ADAS market in 2020 at $27 billion, projecting it to grow to around $83 billion by 2030, at a compound annual growth rate of approximately 12%3. Despite discrepancies in the estimated scope of the market (due to varying research methodologies), it appears that there is unanimity among the research bodies that the ADAS market is expected to grow in the coming years, due in part to mandatory safety regulations, increased demand for Advanced Driver Assistance Systems, and continued development of (partially or fully) autonomous vehicles.

The European New Car Assessment Program, otherwise referred to as NCAP, rates vehicles by safety features. The rating system has been successful at influencing consumers to make vehicle purchases based on how high the NCAP rating is, making safety a priority for consumers. The mission of NCAP is “Vision Zero” to eventually have zero accidents or fatalities on the road, with this vision, automotive technology companies and automakers are looking for technologies that will enable them to develop more safety features that can predict and prevent car accidents before they happen. Vision Zero will require that all vehicles shift from passively protecting individuals to actively protecting them — both in the vehicle as well as outside the car.

Arbe’s marketing strategy is primarily targeted at Tier 1 manufacturers, with the aim of fostering cooperation with the Tier 1 manufacturers to integrate Arbe Radar Chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs. Arbe’s sales and marketing team continues to focus on expanding its relationships with OEMs and Tier-1 suppliers and seeks to leverage its existing relationships to expand its market to other industries. Arbe is considered a Tier-2 Automotive supplier because it sells its product to Tier-1 companies that then integrate its product into the overall system supplied to the OEMs. Arbe’s business model of being a Tier-2 supplier that subcontracts its manufacturing, together with its market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs. Arbe is taking marketing steps intended to position it as a leading company in research and development of chip technology for next-generation imaging radar systems in autonomous vehicles. Marketing is directed by the vice president of marketing who works from Arbe’s headquarters in Israel, and by the chief business officer who works in the United States, and the vice president of sales.

The marketing strategies employed include participation in industry conferences, public relations publications, issuing newsletters and proactive inquiries to potential customers. Arbe leverages a variety of channels to reach prospects which include organic and paid social media activity, joint events, webinars and media and analyst relations.

As part of its marketing program, Arbe’s radar solution is available on the open NVIDIA DRIVE platform. NVIDIA DRIVE is a scalable, software-defined, end-to-end AI platform for the transportation industry and companies around the world, including auto- and truck makers, Tier 1 suppliers, robotaxis, sensor and mapping companies and autonomous vehicle startups are developing on NVIDIA DRIVE.

During 2020, Arbe had two customers that accounted for 21% and 10%, respectively, of revenues. Arbe generated no revenues during 2019.

Material Agreements

Arbe is party to certain agreements that it believes are important to its business. Some of these agreements are memoranda of understanding, with a definitive agreement to be negotiated in the future. Arbe can give no assurance that these memoranda of understanding will develop into agreement or will generate significant, if any, revenue for Arbe. Further, Arbe’s ability to generate revenue from any of these agreements is dependent upon Arbe’s ability to develop and deliver products that meet the customer’s requirement, as to which no assurance can be given.

____________

2          https://www.alliedmarketresearch.com/ADAS-market

3          https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

Strategic Cooperation Agreements

Arbe is a party to strategic cooperation agreements, none of which generated any revenue for the year ended December 31, 2020.

Chipsets for radar systems for vehicles

Arbe’s business development strategy is based primarily on cooperation with Tier 1 automotive manufacturers to integrate the Arbe Radar Chipset into the radar systems manufactured by the Tier 1 manufacturers, which will ultimately be sold by the Tier 1 manufacturers to the OEMs. Arbe is party to strategic cooperation agreements with Tier 1 automotive manufacturers, as follows:

On June 25, 2018, Arbe entered into an agreement with Valeo Schalter und Sensoren GmbH (“Valeo”), a Tier 1 manufacturer based in Europe, under an agreement pursuant to which Arbe granted Valeo a license to perform tests for the Arbe Radar Chipset. On August 3, 2018, Arbe entered into a memorandum of understanding (MOU) with Valeo, pursuant to which the parties will cooperate in the development of radar systems and jointly submit proposals for the provision of systems in Request for Quotation (RFQ) or Request for Information (RFI) procedures with potential customers. Arbe and Valeo received a grant from the European Union for a radar demo project using the Arbe Radar Chipset in Ford’s truck fleet.

Valeo was awarded an RFQ from a global OEM for the development of next generation radar systems based on Arbe Radar Chips. According to the RFQ, Valeo is expected to receive payment for non-recurring engineering expenses to be followed by a purchase order to Arbe for its services.

Weifu

On January 15, 2019, Arbe entered into an agreement with Weifu High-Technology Group Co., Ltd (hereinafter: “Weifu”), a Tier 1 automotive manufacturer in China, pursuant to which Arbe granted Weifu a license to perform tests for the Arbe Radar sample. On January 8, 2020, Arbe entered into an agreement with Weifu pursuant to which Weifu will develop and manufacture vehicle radar systems based on Arbe Radar Chips. The agreement with Weifu included, inter alia, a commitment by Weifu to pay Arbe for non-recurring engineering costs for the receipt of a number of chips for development, system design, documentation, and provision of a sample. On December 18, 2020, Arbe and Weifu expanded the joint project and agreed to increase the scope of the project for an additional fee. The agreement also stipulated the price that Weifu will pay to buy the chips during the mass production phase. Weifu is in the process of developing radar systems based on Arbe Radar Chips, and has begun performing demos to OEMs in China, using a sample provided by Arbe.

Hirain

On March 1, 2020, Arbe entered into an MOU with Hirain Technologies, a Tier 1 automotive manufacturer in China, pursuant to which Hirain will develop and manufacture radar systems for vehicles based on Arbe Radar Chips, backed by funding from a bi-national Israel-China research foundation (Beijing). Alongside the MOU, on August 19, 2020, a distribution agreement was signed between the parties, granting Hirain the right to sell Arbe’s demo systems to its customers in China. Effective March 1, 2021, Arbe and Hirain entered into an agreement under which Hirain will develop and manufacture automotive radar systems based on Arbe Radar Chipset. The agreement with Hirain included, inter alia, a commitment by Hirain to pay Arbe non-recurring engineering expenses, for the receipt of 10 chipsets for development, support in development, system design and documentation.

Ordering samples — OEMs, Tier 1 manufacturers

As of May 12, 2021, Arbe received orders from OEMs, Tier 1 manufacturers and other companies who seek to take advantage of the market opportunity to purchase from Arbe systems in the development stage - A samples, for the purpose of testing capabilities and development. The signed agreements grant the right of use to the recipients of the samples while safeguarding Arbe’s intellectual property and limiting Arbe’s liability. The volume of revenue for selling samples is not significant.

Chips for non-automotive radar systems

On October 16, 2020, Arbe entered into an agreement with Qamcom Research & Technology AB (“Qamcom”), which set out principles of cooperation between the parties for the development of radar systems based on Arbe Radar Chips, for non-automotive target markets, such as delivery robots, agricultural tools, smart traffic lights, train junctions, and other markets.

On January 11, 2021, Arbe entered into an agreement with Qamcom for a non-recurring engineering expense agreement, under which Qamcom will develop and manufacture imaging radars based on Arbe’s chipset to be used in the non-automotive market. The agreement with Qamcom included, inter alia, a commitment by Qamcom to pay Arbe non-recurring engineering expenses, for the receipt of support in development, system design and documentation. In addition, Qamcom will pay Arbe advances on non-recurring engineering from future end customers.

Auto X

On April 7, 2021, Arbe entered into a strategic cooperation framework agreement with Shenzhen Guodong Smart Driving Technologies Co. Ltd (“Auto X”) under which AutoX agreed to integrate 400,000 radars based on Arbe’s chipset into L4 vehicles, over a period of five years provided that the product and support from Arbe to develop the AutoX radar meet the requirement of AutoX.

Research and Development

Arbe was founded as a research and development company, developing microchips for miniature radar systems for companies operating drone fleets, with the aim of providing a technological solution that would enable the drone to detect at high speeds and improved resolution various obstacles, using little electrical power. Once the drone technology was developed, Arbe decided to change the focus of its strategy and research and development to the field of chips for radar systems for autonomous vehicles.

Arbe’s research and development activities are carried out in Israel. Arbe has received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. The total grants that Arbe has been issued by the Innovation Authority as well as from the European Community as of the date of this proxy statement/prospectus, amount to ILS 17.3 million (approximately $4.9 million, based on the exchange rate when the grants were received). The grants will be reimbursed by means of royalties to be paid on all revenues generated by Arbe.

Arbe’s research and development expenses were approximately $12.8 million for 2020 and approximately $22.0 million for 2019. As a result of actions taken by the Government of Israel to address to COVID-19 pandemic and the significant impact of the pandemic on the automotive industry, Arbe significantly reduced its research and development expenses in the year ended December 31, 2020 compared to 2019, and it does not believe that there was any material adverse effect on its revenue as a result.

Intellectual Property

Arbe’s intellectual property is a crucial part of its business. The Arbe Radar Chipset Solution is based on singular technology (patent pending in Israel, the United States, Europe and China) that can produce a detailed and accurate image of the vehicle environment.

Arbe has filed applications for 14 patents covering a wide range of fields that include signal processing, integrated circuit design, package design, antenna design, post-processing methods and algorithms, and system design. Arbe filed these applications in jurisdictions that Arbe believes are the main automotive markets and development centers around the world, principally the United States, the European Union, the People’s Republic of China and Israel. If patents are granted, the patents generally have a term of 20 years from the filing date. Arbe received an issue notification from the United States Patent and Trademark Office that he first patent that was filed by Arbe, a patent for a radar-based system and method for real-time simultaneous localization and mapping, known as SLAM, was approved and the patent will have an issue date of June 15, 2021.

Unpatented trade secrets are an important aspect of Arbe’s business. Arbe relies upon a combination of protections afforded to owners of patents, designs, and trade secrets, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect its intellectual property rights.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging one with many potential applications in the development stage. As a result, Arbe faces competition from a range of companies (from large corporations to start-ups) seeking to have their products incorporated into these developing applications and it may take a period of time for its primary competitors to emerge.

The ADAS market is formed of Tier 1 manufacturers which manufacture radar systems, as well as companies that develop and manufacture software and hardware such as chips and sensors for the radar systems, which are called Tier 2 supplier. Arbe is a Tier 2 supplier, which has its products manufactured by a third-party manufacturer. As a Tier 2 supplier, Arbe supplies imaging radar chipset to Tier 1 manufacturers who are building imaging radar systems and to OEMs.

Arbe believes that the following strengths differentiate it and will enable it to successfully compete and maintain its leadership position in its target markets.

•        Technology.    Arbe’s industry is rich in technology and requires expertise and high technological capabilities for research and development. Arbe believes that its 4D imaging radar technology holds significant advantages over alternative technologies such as vision through cameras or LiDAR laser systems and over current-generation radar technologies that are presently on the market or have been announced for development. Additionally, the small dimensions and lightweight nature renders Arbe’s product an optimal solution for “concealed installation.” Arbe will continue to monitor future technological developments that could be integrated into its products to optimize them and position Arbe as a market leader.

•        Cost and Energy Efficient High-Performance Radar Solutions.    Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly-priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. Arbe expects that its products will be competitively priced as a result of mass production. Arbe believes that its price will be competitive in the performance category, and offers better performance.

•        Global Coverage and Large Ecosystem.    Arbe’s products are marketed worldwide and amenable to implementation globally.

•        Significant Validation from Leading Companies in the industry.    Arbe’s progress has garnered the attention of major companies in the industry.

•        Automotive grade development and production.    Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, Arbe has worked closely with leading Tier-1 suppliers such as Valeo, HiRain and Weifu, to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of its close work with these Tier 1 suppliers, Arbe has developed rigorous safety and quality expertise. Arbe believes that this experience provides it with a competitive advantage in marketing against companies that have not worked with Tier 1 suppliers in the development of their product.

•        Relationships with multiple Tier-1 suppliers enable market penetration.    OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs expected in 2023-2025 are being decided in 2020-2022. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. Arbe believes that its experience working with Tier 1 suppliers and OEMs places it in a better position to market to the next generation of autonomous vehicles.

Arbe’s chipset has the highest channel count in the industry, which provides the highest resolutions, true 4-dimensional view of the vehicle’s environment, including separation in high resolution in elevation, an industry first. In addition, Arbe’s dedicated radar processor chip, which was designed specifically for the automotive industry sets it apart from competition, providing not only fast time to market, but more importantly the ability to reduce power consumption, and overall solution cost.

The following chart compares the performance of radar chipset, to that of Arbe:

While Texas Instruments, NXP and Infineon offer a low-resolution radar chip of 3Rx * 4Tx, without a dedicated processor for current generation radars, some other companies are targeting the imaging radar space with high resolution radar chipsets.

Uhnder

Uhnder, a Texas-based radar company backed by Magna, develops digital radar-on-a-chip. It has designed a single-chip radar with 12Rx * 16Tx (vs. Arbe’s 48Rx * 48Tx). The company expects to reach production in 2022. Their radar is based on phase modulated continuous wave (PMCW) modulation, not the standard frequency modulated continuous wave (FMCW), which Arbe believes complicates system design, increases cost, and damages the solution’s dynamic range. PMCW is now generally accepted in automotive, hence most of the recent activity by Uhnder suggests it focuses on non-automotive markets.

Echodyne

Echodyne powers high-performance metamaterials electronically scanned array radars, a concept that we believe does not fit the requirements of automotive industry, scanning by design create a tradeoff between Doppler resolution, azimuth resolution and update rate, which we believe is unacceptable in automotive, which requires all three in parallel. Due to the higher price of the metamaterial technology, Echodyne does not target the automotive industry, but defense force vehicles, security systems, and unmanned aerial and ground vehicles.

Mobileye

Mobileye announced that it is developing a radar with the same channel count of Arbe – 2304 virtual channels. The system is planned to complete production in 2025, placing Mobileye 3 years behind Arbe. We believe that Mobileye plans to play the role of the Tier 1, and compete with Arbe’s customers, who are the leading automotive radar tier 1s, with years of experience in this space.

Arbe’s technology offers advanced radar performance at an affordable price. The illustration below provides a comparison of the leading radar systems channel count and prices.

Price & Performance vs. Competitors
arbe
+ Tier 1s
2304
($150)
arbe
288
($100)
TIER 1A
48 ($95)
TIER 1B
48 ($160)
TIER 1C
192 ($190)
TIER 1D
192 ($220)
2000+
Channels
<500
$0
Price
$250

Current Generation Radars

Traditional radar systems have 5-degree (or worse) resolution. Due to their low azimuth resolution and lack of elevation resolution, traditional radars, that were originally designed for controlling emergency braking and adaptive cruise control, are limited to detecting moving vehicles and discard all detections of the stationary environment. Traditional radars have a high level of false alarms that trigger reports of phantom objects and false positives. For this reason, the detection threshold, is raised which results in decreased radar sensitivity and may lead to accidents. Arbe has revolutionized radar by addressing these core issues that have caused recent driverless vehicle and autopilot accidents by detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities.

Oculii for short range radar

Oculii, established in 2013, offers a software solution which is implemented on top of traditional 3Rx * 4Tx radar chips, with the aim to improve the elevation and azimuth resolution and to expand the field of view. This approach will also lead to a denser point cloud (hundreds of thousands of points per second) which in turn would allow more advanced signal processing. However, the software solution is not applicable to autonomy level beyond level 2, due to low performance and reliability.

Continental ARS 540

The Continental system is based on 4 Texas Instrument 3Rx * 4Tx chip, cascaded to achieve a 12*16 array, as well as the Xilinx FPGA(field-programmable gate array) board, and not a radar processor on a chip like the Arbe solution. FPGA is not designed for large scale automotive solutions, and therefor has many drawbacks- it is expensive, the continental system costs around $220, it requires high power consumption, has heat dissipation issues, and supports lower frames per second.

Manufacturing

Arbe has not yet embarked on mass production of its products and has focused on development of the first line of product using a unique process that runs in Global Foundries, a major semiconductor supplier for the automotive and other industries. Arbe depends on Global Foundries for the development of its products. Arbe does not presently have a manufacturing or supply agreement with Global Foundries or any other semiconductor manufacturer or supplier. Arbe presently makes its purchases pursuant to purchase orders placed when the components are required. Arbe intends to negotiate a supply agreement with Global Foundries if and when its volume would justify such a contract, but can give no assurance that it will be able to enter into such an agreement on acceptable terms or that, if it does enter into an agreement, the supplier will provide Arbe with the semiconductors that it requires in a timely manner.

Arbe believes that outsourcing will provide Arbe a more secure path in production for quality control and reliability for automotive requirements, although it will be dependent on the contract manufacturer to meet Arbe’s quality and delivery requirements.

Regulations

The automotive industry is subject to high standards of safety and quality. The integration of Advanced Driver Assistance Systems may stem from binding regulatory directives or from initiative on part of the car manufacturers (driven, inter alia, by the wish to obtain a higher safety rating or to accommodate demand from vehicle consumers). Arbe’s products will need to meet quality and safety control standards, regional and international ISO standards and dedicated standards pertaining to ADAS.

Autonomous vehicles are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the U.S. has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our radar technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. We believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

In 2015, the NHTSA announced a plan to update the criteria for 5-star safety ratings, to encourage automakers to use technology to prevent traffic accidents. In 2016, the NHTSA added automated braking systems to the list of technologies required to achieve a 5-star safety ratings. The technologies currently recommended by the NHTSA include: forward collision warning, lane departure warning, rear view video system, and automatic emergency breaking

Foreign markets such as the China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote autonomous vehicles development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the autonomous vehicles market by 2025, and from 2035 to 2050, to fully establish an ecosystem for autonomous vehicles. Much of the emerging regulatory and legislative activity around autonomous vehicles in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. A key part of Europe’s emerging autonomous vehicles strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy.” Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include the need to obtain permits and licenses and to allow inspections of our facilities and products.

Overall, the autonomous vehicles regulatory landscape is still evolving rapidly. We may become subject to additional regulatory schemes and requirements as the development of federal, state and foreign legal frameworks around autonomous vehicles continue to develop and change.

In recent years, governments, authorities and organizations around the world have sought to tackle the problem of traffic accidents, through — among other methods — regulation and legislation that encourage, and even require, installation of ADAS in vehicles. Such trends are gaining momentum and are being promoted by the U.S. National Road Safety Authority (NHTSA) and Euro-NCAP, among others, who institute standards for safety ratings for new vehicles, and provide the highest rating (5 stars) where advanced technology for the prevention of traffic accidents is installed. A similar trend applies to the Chinese car safety assessment program CNCAP which incorporates “Active Safety” criteria into its 5-star rating. In Israel, for instance, in 2015, the government approved the Ministry of Transport’s plan to provide a financial incentive for private vehicle owners to install lifesaving safety systems, and to establish that buses and trucks would be required to install a system for identifying pedestrians as a condition for renewing the vehicle’s license.

EURO NCAP FOR SAFER CARS
- AEB
Interurban
City
- LDW
- AEB VRU
pedestrian
- LKA
- AEB VRU
cyclist
- Road departure
- Road intersection
- Night & obscure lighting
- AEB
Head on
2014
2016
2018
2020
2022
Safety rating program
NHTSA
AEB target for 2018
IIHS
Insurance Institute for Highway Safety
20 OEM commitment for AEB system as a standard equipment

BSD: Blind Spot Detection
LDW: Lane Departure Warning
LKA: Lane Keep Assist
AEB: Automatic Emergency Braking
AEB VRU: Automatic Emergency Braking Vulnerable Road Users

Source: Yole Développement, Autosens 2018.

It should be noted that in addition to the regulatory trends, awareness among automakers and vehicle owners of the importance and benefits of installing ADAS (even in the absence of binding regulation) has increased, and it is likely that in the future, the vast majority of new vehicles will be equipped with such systems. This trend is expected to accelerate due to various factors, including improvements that have enabled price reduction.

Regulation or standardization may stipulate that automakers or vehicle-owners install ADAS in general, and radar systems in particular, which could facilitate Arbe’s penetration into potential target markets.

Similarly, internal regulation adopted by OEMs voluntarily, or regulation by insurance companies requiring ADAS as a prerequisite for an insurance policy may also benefit Arbe’s operations and business outcomes.

As an Israeli company, Arbe is subject to laws and regulations applicable to all companies, including export controls, privacy, cybersecurity, anti-corruption, labor relations and workplace laws and regulations.

Employees

As of June 8, 2021, Arbe had 105 employees and service providers, of which 87 are engaged in research and development and related functions. Arbe anticipates significant employee growth as it approaches commercialization. None of Arbe’s employees are represented by a labor union, and Arbe considers its employee relations to be good. To date, Arbe has not experienced any work stoppages.

Facilities

Arbe does not own any real estate. Arbe rents offices from third parties, extending over an area of approximately 900 square meters located in HaHashmonaim Street in Tel Aviv. Arbe pays monthly rent of around ILS 66,000 (approximately $20,000). The offices serve both for Arbe’s R&D activities and Arbe’s corporate headquarters.

Legal Proceedings

Arbe is not currently a party to any legal proceedings.

DIRECTOR AND EXECUTIVE COMPENSATION

Directors

Under the Israeli Companies Law, the compensation of a public company’s directors requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, the approval of its shareholders at a general meeting. If the compensation of a public company’s directors is inconsistent with its stated compensation policy, then those provisions that must be included in the compensation policy according to the Israeli Companies Law must have been considered by the compensation committee and the board of directors, and the shareholder approval will require a special majority (which we refer to herein as a “special compensation majority vote”) under which:

•        at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers other than the Chief Executive Officer

The Israeli Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special compensation majority vote as described above). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special compensation majority vote as described above). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and that shareholder approval was obtained (by a special compensation majority vote as described above). In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the chief executive officer candidate.

Aggregate Compensation of Executive Officers and Directors

The aggregate compensation paid by Arbe and its subsidiaries to its executive officers and directors, including share-based compensation, for the year ended December 31, 2020, was approximately $1.7 million.

This amount includes approximately$0.22 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

In addition, see “Description of the Transactions — Merger Consideration” for a description on the payments to Arbe’s management in connection with the consummation of the Business Combination Agreement.

As of December 31, 2020, options to purchase 27,610 Arbe Ordinary Shares granted to Arbe’s executive officers and directors were outstanding under its equity incentive plans at a weighted-average exercise price of $22.59. The number of Arbe Ordinary Shares and the exercise price per Arbe Ordinary Shares in the preceding sentence will be adjusted by the Conversion Ratio as a result of the Recapitalization, and will be options to purchase 1,277,835 Arbe Ordinary Shares at an average exercise price of approximately $0.488 per shares.

Arbe is not planning to pay any direct fees to its directors for services rendered in that capacity.

Equity Incentive Plans

2016 Incentive Share Option Plan

Arbe’s 2016 Incentive Share Option Plan (the “2016 Plan”) was adopted by its board of directors on September 25, 2016. The 2016 Plan provides for the grant of options to Arbe’s employees, directors, office holders, service providers and consultants of Arbe and its subsidiaries.

Authorized Shares.    As of December 31, 2020, there were 2,725 Arbe Ordinary Shares reserved and available for issuance under the 2016 Plan. Arbe Ordinary Shares subject to options granted under the 2016 Plan that expire or become unexercisable without having been exercised will become available again for future grant under the 2021 Plan.

Administration.    Arbe’s board of directors, or a duly authorized committee of Arbe’s board of directors, serves as administrator (the “administrator”) of the 2016 Plan. Under the 2016 Plan, the administrator has the full power and authority, subject to applicable law, to, among other things: (i) designate participants in the 2016 Plan; (ii) determine the terms and provisions of the respective option agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the option may be exercised and the nature and duration of restriction as to the transferability and to amend, cancel, suspend, convert or substitute such option agreements, as necessary; (iii) determine the fair market value of the shares covered by each option; (iv) make an election as to the type of Section 102 approved option; (v) designate the type of options; (vi) interpret the provisions and supervise the administration of the 2016 Plan; (vii) accelerate the right of an optionee to exercise in whole or in part, any previously granted option; (viii) determine the exercise price of the option; (ix) prescribe, amend and rescind rules and regulation relating to the 2016 Plan; (x) extend the period of the 2016 Plan; and (xi) make all other determinations deemed necessary or advisable for the administration of the 2016 Plan, including, without limitation, to adjust the terms of the 2016 Plan or any option agreement so as to reflect (a) changes in applicable law and (b) the laws of other jurisdictions within which Arbe wishes to grant options.

Eligibility.    The 2016 Plan provides for granting Options under the Israeli tax regime, including in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Arbe’s non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant.    Options granted pursuant to the 2016 Plan are evidenced by (i) a resolution of Arbe’s board of directors and/or a written option agreement between Arbe and the optionee, in such form as the administrator has from time to time approved and (ii) any all other documents required by Arbe, whether before or after the grant of the options (including, without limitation, any customary documents and undertaking towards the trustee, if applicable, and/or the tax authorities. Each option agreement states, among other matters, the number of shares to which the option relates, the type of option granted thereunder, the vesting dates, the exercise price per share, the expiration date and such other terms and conditions as the administrator in its discretion may prescribe, provided that they are consistent with the 2016 Plan. In case of a conflict between the provisions of the 2016 Plan and an option agreement, the provisions of the 2016 Plan will prevail, unless otherwise specifically stated in the option agreement.

Each granted option will expire no later than seven years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator.

Awards.    The 2016 Plan provides for the grant of options to purchase one or more Arbe Ordinary Shares pursuant to the 2016 Plan.

Exercise.    An option under the 2016 Plan may be exercised by providing Arbe with a written notice of exercise and full payment of the exercise price for such shares, in such form and method as may be determined by the administrator and, when applicable, by the trustee in accordance with the requirements of Section 102, the Ordinance and any other applicable law.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of an optionee’s employment or service with Arbe or any of its affiliates, all vested and exercisable awards held by such optionee as of the date of termination will expire, unless extended as specified below.

In the event of an optionee’s termination of employment or service, on the termination date, the unvested portion of the optionee’s option will cease to vest and such unvested options will expire and will not become exercisable. In the event of termination of employment or service of an optionee, vested options as of the termination date will expire.

Notwithstanding any of the foregoing, and unless otherwise stated in the optionee’s option agreement, an option may be exercised after the termination date during an additional period of time beyond the date of such termination, but only with respect to the number of vested options at the time of such termination according to the vesting dates, if: (i) termination is without cause (as defined in the 2016 Plan), by Arbe or by the optionee, or retirement at the retirement age as defined in the applicable law of the optionee, in which event any vested options as of the termination date may be exercised within a period of sixty (60) days after the date of such termination, but in any event no later than the expiration date of such option. After such sixty-day period, all such unexercised awards will terminate, and the shares covered by such awards will again be available for issuance under the 2016 Plan; or (ii) termination is the result of death or disability of the optionee, in which event any vested options as of termination date may be exercised within a period of twelve (12) months after the date of such termination, but in any event no later than the expiration date of such option; or (iii) at any time the administrator may authorize, in its sole and absolute discretion and without such act constituting a precedent in respect of any other optionee, an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been expired.

Adjustments.    In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, share distribution, spin off, combination or reclassification of the Arbe Ordinary Shares or any other change in corporate structure affecting the number of the Arbe Ordinary Shares, an adjustment in the number of Arbe Ordinary Shares to be covered by the 2016 Plan, or the exercise price, will be made by the administrator, in its sole direction, consistent with its determinations under the 2016 Plan.

In the event of a transaction involving Arbe, the unexercised options then outstanding under the 2016 Plan or a portion thereof may be, subject to the approval of the board of directors and the successor company, assumed or substituted for an appropriate number of options or shares or other securities of the successor company (or a parent or subsidiary of the successor company). In the event of such assumption and/or substitution of options, appropriate adjustments will be made to the exercise price so as to reflect such action and all other terms and conditions of the option agreement will remain unchanged, including, but not limited to, the vesting schedule, unless otherwise determined by the administrator, which determination will be in its sole discretion and final. In any such transaction, if the successor company (or parent or subsidiary of the successor company) does not agree to assume or substitute the options, the board will have full power and authority to determine that (i) the vesting dates will be accelerated so that any unvested option or any portion thereof will be immediately vested upon the occurrence of the transaction; or (ii) any unvested options will be cancelled or cashed out in connection with the transaction. Notwithstanding anything to the contrary in the 2016 Plan and subject to the above, if, in a transaction, the successor company (or parent or subsidiary of the successor company) does not agree to assume or substitute the options, unless determined otherwise by the board, all unexercised options and all unvested options will expire as of the date of the transaction.

2021 Equity Incentive Plan

Arbe intends to adopt a new incentive plan (the “2021 Plan”) under which it may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. After the adoption of the 2021 Plan, Arbe will no longer grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan.

Administration.    Arbe’s board of directors, or a duly authorized committee of Arbe’s board of directors, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan. The Board of Directors of Arbe will also determine the option pool available for future grants under the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

Eligibility.    The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to Arbe’s Israeli employees or service providers, in compliance with Section 102 of the Ordinance or Section 3(i) of the Ordinance and for awards granted to non-Israeli employees or service providers.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Arbe’s non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant.    All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Awards.    The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Exercise.    An award under the 2021 Plan may be exercised by providing Arbe with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to Arbe.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with Arbe or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such period, all such unexercised awards will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with Arbe or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within such date, will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with Arbe or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination (and in certain circumstances defined in the 2021 Plan, within 12 months thereafter), and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Transactions.    In the event of a recapitalization event, as defined in the 2021 Plan, including share split, reverse share split, share dividend, combination or reclassification of Arbe’s shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by Arbe, the administrator in its sole discretion will make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2021 Plan, to the class and kind of shares subject to the 2021 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the award (which need not be only that of Arbe, and may be that of the surviving corporation or any affiliate thereof or such other acquiring party or entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment will be rounded down to the nearest whole share unless otherwise determined by the administrator.

In the event of a merger or consolidation of Arbe, or a sale of all, or substantially all, of the Arbe’s shares or assets or other transaction having a similar effect on Arbe, or a change of control event (including an acquisition of 50% or more of the share capital) or change in the composition of the board of directors, or liquidation or dissolution, a structural change, as defined in the 2021 Plan, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of Arbe, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Rights of appointment

Arbe’s current board of directors consists of six directors. Pursuant to the Existing Arbe Articles, certain of its shareholders have rights to appoint members of the board of directors. Prior to the Closing, Arbe’s shareholders will elect the Post-Closing Board of Directors, which will consist seven directors, consisting of four directors designated by Arbe, at least two of whom will be considered independent under Nasdaq requirements; one director designated by ITAC, and two independent directors (under Nasdaq requirements) mutually agreed on by Arbe and ITAC. See “Management Following the Business Combination.”

Agreements with directors and officers

Employment Agreements.

Arbe has in place agreements with each of its executive officers, which will continue in effect after the Merger. The agreements do not have a specific term and may be terminated by either party with or without cause, provide for a monthly salary, provides for pension and severance benefits in accordance with Israeli law. These agreements provide for notice periods of varying duration for termination of the agreement by Arbe or by the relevant executive officer. These agreements also contain customary provisions regarding noncompetition, non-exploitation, confidentiality, and assignment of inventions. These agreements provide for the terms of each individual’s employment or service with Arbe, as applicable. The following table sets for the compensation for the three highest paid officers prior to the salary reduction as of March 2020 (annualized), their annualized compensation during 2020 and their current annual rate of compensation (in United States dollars (rounded)).

Name	Position	Annual rate of 2020 Compensation Before Reduction	Compensation for 2020	Current Annual Compensation
Kobi Marenko	CEO	$168,000	$141,000	$228,000
Noam Arkind	CTO	155,000	134,000	208,000
Danny Klein	CFO	175,000	149,000	208,000

Options. Since its inception, Arbe has granted options to purchase Arbe Ordinary Shares to most of its executive officers. The following is a schedule of outstanding options held by officers and directors of Arbe and the exercise price per share. The number of shares of exercise price have been adjusted to reflect the Recapitalization.

Name	Shares	Exercise Price
Kobi Marenko	8,331	$1.22
Oz Fixman	7,775	1.22
Noam Arkind	7,775	1.22
Danny Klein	201,047	0.12
	8,886	1.22
Yoram Stettiner	262,232	0.00
	23,141	1.22
	5,554	1.22
Shlomit Hacohen	104,134	0.12
	5,184	1.22
Ram Machness	127,274	0.52
	19,253	1.25
	80,993	1.25
Roman Levi	46,282	1.22
	4,628	1.22
	11,293	1.22
Assaf EvenChen	69,422	$1.22
	13,514	$1.22
Avi Bauer	174,806	$0.12
	87,426	$1.22
	8,886	$1.22
Total	1,277,836

Exculpation, Indemnification and Insurance.

The Restated Arbe Articles permit Arbe to exculpate, indemnify and insure certain of its office holders to the fullest extent permitted by the Israeli Companies Law. Arbe intends to enter into agreements with certain office holders, exculpating them from a breach of their duty of care to Arbe to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from the Transactions to the extent that these liabilities are not covered by insurance.

Transactions with Related Persons

1.      Kobi Marenko, Arbe’s CEO, has a non-controlling interest in Taya Ventures L.P, an investor in Arbe.

2.      In April 2020, in an effort to reduce overhead in response to COVID-19 pandemic, Arbe sublet a portion of its office space to a start-up company, for a term commencing on May 2021. The sublease was structured as an office space sublease and office services on an at-cost basis, based upon the number of office spaces that Arbe sublet. The sublease may be terminated by either party by providing the other party on 30 days’ prior written notice. Mr. Marenko owns less than 2% of the equity interest in the startup company.

3.      Inter-Development of Content in Internet Company Ltd. (“Inter”), a company owned by Kobi Marenko, has executed a PIPE Subscription Agreement to purchase 140,167 shares of ITAC Common Stock, or, at Arbe’s election, Arbe Ordinary Shares, for $1,401,670. Inter may allocate some or all of its commitment to purchase shares to its partners or other interested investment parties, any such transfer to be subject to, and in accordance with, the terms of, the PIPE Subscription Agreement.

Arbe and its non-management investors are parties to an investor rights agreements, to be amended prior to the Closing, which granted the investors certain registration rights with respect to their Arbe Ordinary Shares, which agreements include standard covenants and indemnification provisions. The provision in the Business Combination Agreement that Arbe will register all of the Arbe Ordinary Shares that are outstanding at the Closing satisfies Arbe’s obligation to register the investors’ Arbe Ordinary Shares. In addition, in the event that Arbe wishes to provide additional registration rights, Arbe may be required to obtain the approval of the holders of majority of the Arbe Ordinary Shares held by the non-management investors as long as the non-management holders, as a group, continue to hold a majority of the Arbe Ordinary Shares held by them upon completion of the Merger. Such approval is not required if the proposed transaction is approved by a majority of Arbe’s independent directors. The investor rights agreement will continue and survive for a period of five years after the Closing.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management Following the Business Combination” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•        information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

•        all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•        refrain from any conflict of interest between the performance of his or her duties in the company and his performance of duties with respect to another position or his or her personal affairs;

•        refrain from any activity that is competitive with the business of the company;

•        refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a shareholder for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any transaction that is adverse to the company’s interests may not be approved by the board of directors.

If an office holder has a personal interest in an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) approval first by the company’s audit committee and subsequently by the board of directors is required.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of computing such threshold.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “— Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•        an amendment to a company’s articles of association;

•        an increase of a company’s authorized share capital;

•        a merger; or

•        interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder as such term is used under the Israeli Companies Law, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of a company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

SELECTED FINANCIAL INFORMATION OF ARBE

The following statements of operations data for the years ended December 31, 2020 and 2019, balance sheet data as of December 31, 2020 and 2019 and statements of cash flows data for the years ended December 31, 2020 and 2019 have been derived from Arbe’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, with share and per share information being adjusted to reflect the Recapitalization. You should read this Summary Financial Data section together with Arbe’s financial statements and the related notes and “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

Dollars in thousands, except per share information.

Statements of Operations Data:

	Years Ended December 31,
	2020	2019
Revenues	$332	$—
Cost of Revenues	340	—
Gross Loss	(8)	—
Operating Expenses:
Research and Development	12,794	22,012
Sales and Marketing	1,063	1,933
General and Administrative	1,093	1,187
Total Operating Expenses	14,950	25,132
Operating Loss	14,958	25,132
Financial Expenses, net	667	475
Net Loss	$15,625	$25,607
Basic and diluted net loss attributable to Ordinary Shareholders:	$(78.52)	$(132.93)
Weighted-Average Shares used in computing basic and diluted net loss Income (Loss) per Stock attributable to Ordinary Shareholders	198,997	192,628

Balance Sheet Data:

	December 31,
	2020	2019
Current assets	$4,021	$17,422
Working capital (deficiency)	(1,250)	11,060
Redeemable convertible preferred shares	55,440	53,973
Accumulated deficit	(61,554)	(45,929)
Shareholders‘ deficiency	(60,157)	(45,053)

Selected Cash Flows Data:

	Year ended December 31,
	2020	2019
Net cash used in operations	$(15,285)	$(22,559)
Net cash provided by (used in) investing activities	9,704	(8,537)
Net cash provided by financing activities	1,532	35,545

ARBE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Arbe’s financial statements as of and for the years ended December 31, 2020 and 2019 and notes to those statements included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the ‘Forward-Looking Statements” and “Risk Factors” section of this proxy statement/prospectus, Arbe’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Arbe, a provider of 4D imaging radar solutions, is leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. Arbe is empowering automakers, tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception. Arbe’s imaging radar offers an order of magnitude higher resolution than any other competing radar solution in the market and, we believe it is an essential sensor for Level 2+ and higher levels of autonomy.

Arbe’s unique solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities. Addressing all driving scenarios and environment corner cases makes Arbe’s solution a critical sensor for vehicles which operate at a Level 2 and higher degree autonomy. Vehicles that are Level 2 are vehicles which includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. The higher the level, the more autonomous the vehicle, with a Level 5 vehicle being fully autonomous with no driver input.

Radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations. Arbe’s 4D imaging radar is a sensor that can support, in terms of safety and accuracy, the sensing requirements of Level 4 and Level 5 autonomous vehicles and will be required for Level 2+ and Level 3 vehicles. Arbe believes that its 4D imaging radar technology holds significant advantages over current-generation radar technologies, those that are on the market presently or those that have been announced for development. Arbe’s 4D Imaging Radar Solution provides ultra-high physical resolution at a long range, in both azimuth and elevation that supports tens of thousands of detections per frame with a point cloud density that we believe is unparalleled to any other radar solution on the market.

Founded in 2015 by an elite team of semiconductor engineers, radar specialists, and data scientists, with experience building and exiting successful companies, Arbe has offices in Israel and the United States. Prior to the business combination with ITAC, Arbe has secured $70 million from investors.

Business Combination and Public Company Costs

On March 18, 2021, Arbe entered into the Business Combination Agreement with ITAC and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub, a wholly-owned subsidiary of Arbe, will merge with and into ITAC. As a result of the Merger, and upon consummation of the Merger, ITAC will become a wholly-owned subsidiary of Arbe, and the security holders of ITAC becoming security holders of Arbe.

Under both the No Redemption Scenario and the Maximum Redemption Scenarios, the Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Arbe has been determined to be the accounting acquirer. The combined entity will be the successor SEC registrant, meaning that Arbe’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

As a consequence of the Business Combination, the Arbe Ordinary Shares will be registered under the Exchange Act and listed on Nasdaq, which will require Arbe to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Arbe expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Factors Affecting Arbe’s Operating Results

Arbe believes that its future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.”

In a field in which we operation, the key to generating business is the ability to offer the latest technology. For Arbe to be successful, it must offer the latest technological developments. Arbe’s research and development effort is oriented to maintaining leading edge technology.

Arbe believes that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that it is well-positioned in both automotive and none-automotive markets to take advantage of this opportunity. Nevertheless, mass production passenger vehicles OEMs are just beginning to commercialize level 2+ and autonomous systems that rely on the imaging radar technology. Accordingly, Arbe expects the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers to impact its results of operations, including revenue and gross margins for the foreseeable future.

Arbe also intends to target markets beyond mass production passenger vehicles, including vehicle applications like trucks, busses, ground delivery vehicles, and industrial verticals like industrial robots, security systems, ground protection, drones, traffic monitoring, and many more. Arbe’s solution has the potential to be the primary sensor candidate for many autonomous and semi-autonomous applications and next generation perception platforms. Hence, some of those markets are expected to evolve in parallel to the automotive market.

The following table sets forth information as to companies that are (i) working with Arbe and are building radar systems based on Arbe’s chipset and (ii) purchased an A Sample and are in process of evaluation.

	Using Arbe’s chipset for next generation radar	Purchased A Sample and in advanced evaluation	Notes
Tier 1 companies	4	5
Self-driving car developers	1*	2	*AutoX expects to integrate 400,000 Arbe-based radar systems in its Level 4 fleet over a 5 year period
Non-Automotive	1*	2	* Chose Arbe’s Chipset and provided a low volume order
OEMs	1*	4	* Using Arbe’s chipset for an advanced R&D project
Other	1*	1	* a Japanese supplier of third-party components that seeks to provide added value.

Although customers may have purchased an A Sample for evaluation, not all such customers are in a position to make a decision to build a radar based on Arbe’s chipset, and Arbe cannot give assurance that the customers described in the table.

Arbe’s results of operations are expected to be similar to other semiconductor manufacturers. Being a Tier 2 supplier of advanced technology to Tier 1 suppliers and OEMs, Arbe will be engaging with Tier 1 suppliers and OEMs who would be building the radars based on Arbe’s Chipset solution.

COVID-19 Impact

In the first quarter of 2020, the world was hit by the global spread of COVID-19. This dramatic event resulted in macroeconomic consequences. Many countries, including Israel, took significant steps to stem the spread of the virus. These measures included: quarantines, social distancing, restrictions on the movement of citizens, minimizing (and preventing) gatherings and events, restricting transportation of passengers and goods, closing international borders.

The spread of COVID-19 and the actions taken by governments have had a significant impact on the automotive industry, which experienced a dramatic decline in volumes of vehicle production and sales. Some automotive factories were shut down during this period, and new projects planned for the near future were put on hold or cancelled. As a result, some ADAS providers, announced following the spread of the pandemic that production would be suspended due to low demand and bottlenecks in the supply chain, alongside their commitment to safeguard the health of employees.

As of the date of this proxy statement/prospectus, many automakers around the world have not yet resumed full operations since the pandemic began. The automotive factories in China are an exception to this pattern, as they were early to return to normal and are currently operating at an accelerated rate.

The extent of the impact of the pandemic on Arbe’s operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on Arbe’s customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. Arbe believes that the long-term horizon of its business plans can mitigate the impact of the pandemic, but Arbe has taken various measures (such as furloughing employees and adjusting wages) to minimize expenses during this period of reduced activity.

As a result of the pandemic and the steps taken by the Government of Israel to address the pandemic, Arbe reduced its expenses by salary reductions, a hiring freeze and the postponement of the production of its chipsets. The pandemic delayed projects with Tier 1 suppliers and OEMs by an estimated six months. By the end of the third quarter and the beginning of the fourth quarter of 2020, Arbe saw that the automotive industry was starting to become normal, and, based on its indications from the Tier 1 suppliers and OEMs with which Arbe had been working before the pandemic, it ramped up its operations, started hiring and started working toward its full production plan. In addition, in 2019, Arbe had significant subcontractor costs involved in the development of its processor chip, which costs it did not have in 2020. Overall, Arbe significantly reduced its research and development expenses for 2020 from the level of 2019 and Arbe does not believe that there was any material adverse effect on its revenue.

Results of Operations

Years Ended December 31, 2020 and 2019 (dollars in thousands, except per share information, which has been adjusted to reflect the Recapitalization.

	Years Ended December 31,
	2020	2019
Revenues	$332	$—
Cost of Revenues	340	—

Gross Loss	(8)	—
Operating Expenses:
Research and Development	12,794	22,012
Sales and Marketing	1,063	1,933
General and Administrative	1,093	1,187

Total Operating Expenses	14,950	25,132

Operating Loss	14,958	25,132
Financial Expenses, net	667	475

Net Loss	$15,625	$25,607

Basic and diluted net loss attributable to Ordinary Shareholders:	$(78.52)	$(132.93)

Weighted-Average Shares used in computing basic and diluted net loss Income (Loss) per Stock attributable to Ordinary Shareholders	198,997	192,628

The net loss per share and weighted-average shares reflects the issued and outstanding Arbe Ordinary Shares prior to the Recapitalization. After giving effect to the Recapitalization, the weighted average shares would be [•] and [•] for the years ended December 31, 2020 and 2019, respectively, and the basic and diluted loss per share would be [•] and [•] for the years ended December 31, 2020 and 2019, respectively.

Arbe did not generate any revenue (or cost of revenue) in 2019. Arbe first generated revenue in 2020. In 2020, Arbe’s revenue of $332,000 was derived from sales of radar chipset solutions to be installed onto automotive vehicles.

The following table sets forth Arbe’s revenue for 2020 by geographic region (dollars in thousands):

	Year Ended December 31, 2020
	Revenue	% of Revenue
Revenue by Geography:
North America	$85	25.6%
Asia Pacific	69	20.8%
Europe, Middle East and Africa	178	53.6%
Total revenue	332	100.0%

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with Arbe’s customer support organization and an allocated portion of facility, IT costs and depreciation. Arbe expects cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however, it expects its cost per unit to decrease as sales increase due to leveraging economy of scale achievable due to its business model. Cost of revenue for 2020 was $340,000, resulting is a gross loss of $8,000.

Operating Expenses

Research and Development Expenses

Arbe’s principal operating expenses is research and development, which was approximately $12.8 million in 2020 and $22.0 million in 2019. Arbe’s research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The decrease in research and development expenses reflected the COVID-19 pandemic and steps taken by company including salary reduction, termination of employment of employees, hiring freeze, termination and renegotiation of agreements with subcontractors and delay in some research and development programs such as the postponement of production its chipsets. The pandemic delayed projects with Tier 1 suppliers and OEMs by an estimated six months. By the end of the third quarter and the beginning of the fourth quarter of 2020, Arbe saw that the automotive industry was starting to become normal, and, based on its indications from the Tier 1 suppliers and OEMs with which Arbe had been working before the pandemic, it ramped up its operations, started hiring and started working toward its full production plan. In addition, in 2019, Arbe had significant subcontractor costs involved in the development of its processor chip, costs it did not have in 2020. Overall, Arbe significantly reduced its research and development expenses for 2020 from the level of 2019 and Arbe does not believe that there was any material adverse effect on its revenue.

Research and development expenses include

•        Personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•        Expenses related to materials, software licenses, supplies and third-party services; and

•        Prototype expenses

•        A allocated portion of facility and IT costs and depreciation; and

•        Participation grants received from the Israel Innovation Authority (“IIA”) and the European Union “Ecsel” program (Electronic Components and Systems for European Leadership)

Arbe expenses research and development costs as incurred until the point that technological feasibility has been established. To date, costs incurred between the establishment of technological feasibility and the point at which the product is ready for general release have been insignificant. Arbe expects that its research and development costs will increase for the foreseeable future as it continues to invest in research and develop activities to achieve its product roadmap.

Sales and Marketing Expenses

Sales and marketing expenses, which were approximately $1.1 million in 2020 and approximately $1.9 million in 2019, consist primarily of personnel-related costs directly associated with Arbe’s sales and marketing activities. Personnel related expenses consist of salaries, benefits, and stock-based compensation. Marketing expenses include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. Costs in 2020 were less than in 2019 due to COVID-19, reflected in reduction in headcount and salaries and cessation of global travel and trade shows. Arbe expects that its sales and marketing expenses will increase in absolute dollars over time as it hires additional sales and marketing personnel, increases its marketing activities and grows its domestic and international operations.

General and Administrative Expenses

General and administrative expenses, which were approximately $1.1 million in 2020 and approximately $1.2 million in 2019, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, and travel. Personnel related expenses consist of salaries, benefits, and stock-based compensation. The decrease was primarily due to a reduction in personnel related costs resulted from the COVID19 pandemic and actions taken by Israel in response to the pandemic.

Arbe expects its general and administrative expenses to increase for the foreseeable future as it increases the size of its workforce in parallel with the growth of its business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities and Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses, Net

Financial expenses (net) were approximately $0.7 million in 2020 compared to approximately $0.5 million in 2019. The Increase was primarily related to revaluation of warrants issued to shareholders, growing from approximately $0.2 million in 2019 to approximately $1.1 million in 2020, offset by foreign exchange gain from leveraging ILS fluctuations against the US dollar of approximately $0.7 million.

Liquidity and Capital Resources

Sources of Liquidity

Arbe has historically funded its operations primarily from capital contributions and private placements of its equity securities as well as debt providers. As of December 31, 2020, Arbe had cash and cash equivalents totaling $2.9 million, which were held for working capital purposes. Cash equivalents are invested in accordance with its investment policy. To date, its principal sources of liquidity have been the $70 million of net proceeds received through private placements, invested as an advance on account of issuance of convertible preferred shares (which will be issued prior to the Merger) or exercise of warrants. In addition, it has received a $5.0 million loan from Kreos Capital.

Cash Flow Summary

The following table summarizes Arbe’s cash flows for the periods presented:

	Years Ended December 31,
(in thousands)	2020	2019
Net cash used in operating activities	$(15,285)	$(22,559)
Net cash from (used in) investing activities	9,704	(8,537)
Net cash provided by financing activities	1,532	35,545

Net (decrease) increase in cash and cash equivalents and short-term restricted cash	$(4,049)	$4,449

Operating Activities

During the year ended December 31, 2020, operating activities used approximately $15.3 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $15.6 million, impacted by non-cash charges of approximately $1.8 million consisting of revaluation of warrants and share-based compensation of approximately $1.6 million as well as depreciation of approximately $0.2 million, off-set by an increase in working capital of approximately $1.5 million.

During the year ended December 31, 2019, operating activities used approximately $22.6 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $25.6 million, impacted by non-cash charges of approximately $3.0 million consisting of revaluation of warrants and share-based compensation of approximately $0.5 million, depreciation of approximately $0.2 million, revaluation of loan of approximately $0.2 million as well as a decrease in working capital of approximately $2.1 million.

Investing Activities

During the year ended December 31, 2020, cash provided by investing activities was approximately $9.7 million, which was primarily from withdrawals from short term deposit of approximately $9.9 million, partially offset by cash used to purchase equipment and leasehold improvements of approximately $0.2 million.

During the year ended December 31, 2019, cash used by investing activities was approximately $8.5, which was primarily from investment in short-term deposits of approximately $8.3 million, partially offset by cash used to purchase equipment and leasehold improvements of approximately $0.2 million.

Financing Activities

During the year ended December 31, 2020, cash provided by financing activities was approximately $1.5 million, consisting primarily of proceeds from a convertible loan of approximately $1.6 million and proceeds from issuance of convertible preferred shares of approximately $1.2 million as well as from issuance and exercise of warrants and options of approximately $0.3 million, offset by repayment of long-term loan of approximately $1.6 million.

During the year ended December 31, 2019, cash provided by financing activities was approximately $35.5 million, consisting primarily of proceeds from issuance of convertible preferred shares of approximately $31.3 million, proceeds from long-term loan of approximately $4.8 million, offset by repayment of long-term loan of approximately $0.6 million.

Funding Requirements

Arbe expects its expenses to increase in connection with its ongoing activities, particularly as it continues research and development activities and to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of the Merger, it expects to incur additional costs associated with operating as a public company. Accordingly, Arbe will need to obtain substantial additional funding in connection with its continuing operations. If it is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts. In connection with the Business Combination Agreement, the PIPE Investors executed PIPE Subscription Agreements pursuant to which the agreed to purchase ITAC Common Stock for $100 million, with Arbe having the right, pursuant to the PIPE Subscription Agreement, to sell Arbe Ordinary Shares in lieu of ITAC Common Stock to the PIPE Investors, in which even ITAC will no longer have any obligations to issue the ITAC Common Stock.

As of December 31, 2020, Arbe had cash and cash equivalents of approximately $2.9 million. To date, Arbe has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities up until a positive cash flow from its business operation will be achieved. Following the completion of the Merger and the PIPE Investment, the management of Arbe expects to have the required funds in order to continue to operate as a going concern in the coming year. Arbe expects that the net proceeds from the Transactions, together with its existing cash and cash equivalents, will be sufficient to continue to execute Arbe’s business plan and assuming no redemptions to take the company to profitability.

Arbe also expects its losses to be significantly higher in future periods as it:

•        expands production capabilities to bring its chipset to automotive grade production;

•        expands its design, development, installation and servicing capabilities;

•        increases its investment in research and development;

•        increases its sales and marketing activities and develops its distribution infrastructure; and

•        increases its general and administrative expenses to support the growth and public company infrastructure.

Because Arbe will incur the costs and expenses from these efforts before it receives incremental revenues to offset such costs and expenses, losses in future periods may be significant. In addition, Arbe may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase its losses.

Debt with Warrants

On February 21, 2019, Arbe entered into an agreement with Kreos Capital VI (Expert Fund) L.P, (“Kreos”) pursuant to which over certain period, Arbe can withdraw a term loan up to total amount of $5.0 million. The first drawdown of $3.0 million was received in February 2019 and additional drawdown of $2.0 million was received in November 2019. The loans bear interest of 11% annually and are secured by a pledge of substantially all of the assets of Arbe and the guarantors, and contains affirmative, negative and financial covenants. Affirmative covenants include, among other things, the delivery of financial and other information. Negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. Arbe was in compliance with all its financial covenants under the credit facility agreement. Pursuant to the agreement, in addition to the interest, Arbe issued to Kreos warrants for the purchase of a number of convertible Series B-1 convertible preferred shares, for an aggregate exercise price of $550,000. Arbe considers the loan as credit facility and since the warrants are transferable separately from the loan, the warrants were classified as freestanding and treated as liability pursuant to ASC 480. As of December 31, 2020 and 2019, the warrants liability amounted to $375,000 and $139,000, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Arbe is exposed to market risk related to changes in interest rates. As of December 31, 2020 and 2019, its cash equivalents consisted of interest-bearing checking accounts. Its primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Bank of Israel interest rates. Due to the short-term nature and the low-risk profile of Arbe’s interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of Arbe’s cash and cash equivalents and short-term restricted bank deposits or on its financial position or results of operations.

Arbe has contracted with and may continue to contract with vendors located in China, Europe and Israel, it believes that foreign currency exchange rates have not had, or currently have, a material effect on its business.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2020 and 2019.

Critical Accounting Policies

Going Concern

As of December 31, 2020, Arbe has an accumulated deficit of approximately $62.0 million, and negative cash flows from operating activities of approximately $15.3 million for the year ended December 31, 2020.

To date, Arbe has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities up until a positive cash flow from its business operation will be achieved. Arbe’s management expects to have the required funds in order to continue to operate as a going concern in the coming year from the Merger and the PIPE Investment. In the event that the Merger is not consummated, Arbe will seek to raise funds from other sources, including possibly its existing investor. Nonetheless, there can be no assurance that necessary financing will be available on satisfactory terms, if at all. If Arbe is unable to secure needed financing, management may be forced to take additional restructuring actions, which may include significantly reducing its anticipated level of expenditures. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include valuation allowance for deferred tax assets, share-based compensation including the fair value of Arbe’s ordinary shares and the useful lives of property and equipment. Arbe bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Stock-Based Compensation

Arbe accounts for stock-based compensation in accordance with ASC 718, “Compensation — Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in Arbe’s statements of income.

Arbe measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. Arbe recognizes forfeitures of equity-based awards as they occur. For graded vesting awards, Arbe recognizes compensation expenses based on the straight-line method over the requisite service period.

For nonemployees, Arbe implemented Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” and accordingly, estimates the fair value of equity-based awards to nonemployees on the date of grant using an option-pricing model.

Revenue Recognition

Arbe follows the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which apply to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that Arbe expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        Identify the contract(s) with a customer;

•        Identify the performance obligations in the contract;

•        Determine the transaction price;

•        Allocate the transaction price to the performance obligations in the contract; and

•        Recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, Arbe assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Arbe evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

Arbe derives its revenues mainly from sales of radar systems to be installed onto automotive vehicles. Revenue from radar systems is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

Recent Accounting Pronouncements

See Note 2 to Arbe’s consolidated financial statements for information relating to recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of ITAC and Arbe, adjusted to give effect to the Business Combination and consummation of the Transactions, including the Recapitalization. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

ITAC is a blank check company incorporated in Delaware on June 2, 2020. ITAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. At December 31, 2020, there was approximately $77 million held in the Trust Account.

Arbe was founded and registered on November 4, 2015 and commenced its activities in January 2016. Arbe is a technology start up, developing a high resolution 4D imaging radar for safer and autonomous vehicles. Arbe is headquartered in Tel Aviv, Israel.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 present pro forma effect to the Transactions as if they had been completed on January 1, 2020.

The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with ITAC’s and Arbe’s audited financial statements and related notes, the sections titled “ITAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Under both the No Redemption Scenario and the Maximum Redemption Scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•        Assuming No Redemptions:    This presentation assumes that no ITAC stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions:    This presentation assumes that all ITAC Public Stockholders holding 7,623,600 Public Shares will exercise their redemption rights for the approximately $77 million of funds in ITAC’s Trust Account. Arbe’s obligations under the Business Combination Agreement are subject, among other conditions, to the amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of the computation of Minimum Cash Requirement includes any cash paid to Arbe if Arbe exercises its right to directly issue Arbe Ordinary Shares pursuant to the PIPE Subscription Agreements) will not be less than $100,000,000 (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or Arbe’s Transaction Expenses or other liabilities due at the Closing (the “Minimum Cash Condition”). Under the Existing ITAC Charter, ITAC is prohibited from redeeming or repurchasing Public Shares submitted for redemption if such redemption would result in ITAC’s or Arbe’s failure to have net tangible assets (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)) in excess of $5,000,001. As ITAC expects that, at Closing,

ITAC or Arbe will retain at least the minimum required capital to satisfy ITAC’s obligation to maintain net tangible assets in excess of $5,000,001, the Minimum Cash Condition will be satisfied if the PIPE investors consummate their PIPE investments for an aggregate of $100 million of Arbe Ordinary Shares.

In each case, the Pro Forma share and per share information assume that the Recapitalization is effective on January 1, 2020.

Description of the Transactions

On March 18, 2021, ITAC entered into the Business Combination Agreement with Arbe and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into ITAC, with ITAC surviving the merger. As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, ITAC will become a wholly-owned subsidiary of Arbe, with the securityholders of ITAC becoming securityholders of the Arbe.

Arbe will issue to ITAC securityholders the following securities at the Effective Time: (i) each share of ITAC Class A Common Stock, will be exchanged for one Arbe Ordinary Share, (ii) each outstanding share of ITAC Class B Common Stock will be exchanged for one Arbe Ordinary Share, and (iii) each outstanding ITAC Warrant will be assumed by Arbe and will become one Arbe Warrant to purchase the same number of Arbe Ordinary Shares at the same exercise price and for the same exercise period (with the number of Arbe ordinary shares underlying the Arbe warrants and the exercise price of such Arbe warrants subject to adjustment in accordance with the terms of the Warrant Agreement).

Pursuant to the Business Combination Agreement, immediately prior to the Effective Time, Arbe will affect the Recapitalization pursuant to which (a) each Exercising Arbe Warrants to purchase Arbe Ordinary Shares or Arbe Preferred Shares will be exercised in accordance with their respective terms; (b) immediately following such exercise, each outstanding Arbe Preferred Share will become and be converted into Arbe Ordinary Shares in accordance with the Existing Arbe Articles and (c) immediately following such conversion, but for the avoidance of doubt prior to the Effective Time, each then outstanding Arbe Ordinary Share will, as a result of the Recapitalization, be converted into such number Arbe Ordinary Shares as is determined by multiplying (1) such Arbe Ordinary Share by (2) the quotient obtained by dividing (A) the sum of (i) $525,000,000, plus (ii) on a dollar-for-dollar basis equal to the amount by which the ITAC Transaction Expenses (other than expenses relating to the PIPE Investment) (in each instance, as defined in the Business Combination Agreement) exceed $7.0 million, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Arbe Ordinary Shares outstanding and (ii) without duplication, the number of Arbe Ordinary Shares issuable upon the exercise of all then outstanding (x) Continuing Warrants and (y) Outstanding Company Options” but excluding, in each instance, for the avoidance of doubt, any Arbe Ordinary Shares issued or issuable in connection with the PIPE Investment), and taking such quotient to five decimal places, which ratio is referred to as the “Conversion Ratio.”

PIPE

Concurrently with the execution of the Business Combination Agreement, ITAC, Arbe and the PIPE Investors entered into the PIPE Subscription Agreements providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 10,000,000 Arbe Ordinary Shares at a price per share of $10.00 for gross proceeds of $100,000,000. The closing of the PIPE is conditioned upon the consummation of the transactions contemplated by the Business Combination Agreement. The purchase price per share being paid by the PIPE investors is $10.00 per share, which is both the per share value given to Arbe Ordinary Shares in the Business Combination and the price per unit in ITAC’s public offering. The purchasers in ITAC’s initial public offering received, for a $10.00 offering price, a unit, which consisted of one share of ITAC Class A Common Stock and one ITAC Public Warrant. The PIPE Investors include Texas Ventures, which subscribed for $3.4 million, and Inter — Development Of Content In Internet Company Ltd (“Inter”), which subscribed for $1.4 million. Texas Ventures is an affiliate of ITAC, and Inter is an existing shareholder of Arbe. E. Scott Crist, who is chief executive officer and a director of ITAC and the managing member of the Sponsor and a nominee for director or Arbe upon the closing, is a partner of Texas Ventures. Kobi Marenko, chief executive officer of Arbe, is the owner and CEO of Inter. Texas Ventures and Inter may allocate some or all of its commitment to purchase shares to its partners or other interested investment parties, any such transfer to be subject to, and in accordance with, the terms of, the PIPE Subscription Agreement.

Earnout

The ultimate number of ITAC Sponsor Shares that may be earned by the ITAC Founders will be determined as follows (and subject in each instance to the lock-up described above):

a.      50% of the ITAC Sponsor Shares will be deemed earned upon closing of the Transaction; and,

b.      50% of the ITAC Sponsor Shares will be deemed earned based on meeting the following share price trading thresholds (the “Price Based Earnout Shares”):

i.       If within three years following the closing of the Transaction, the volume weighted average price per share of Arbe on the Exchange for twenty (20) consecutive trading days (the “20-day VWAP”) meets or exceeds $12.50, the ITAC Founders shall earn ½ of the Price Based Earnout Shares; and,

ii.      If within three years following the closing of the Transaction, the 20-day VWAP meets or exceeds $15.00, the ITAC Founders will earn the additional ½ of the Price Based Earnout Shares; and,

iii.     any remaining Price Based Earnout Shares which have not been earned prior to the third (3rd) anniversary of the Closing in accordance with clauses (i) and/or (ii) above will be deemed earned by the Founders on the day following the third anniversary of the closing.

Consideration.

The following represents the aggregate merger consideration under the No Redemption Scenario and the Maximum Redemption Scenario, assuming no Arbe warrants have been exercised:

	Assuming No Redemption		Assuming Maximum Redemption
(in thousands, except share amounts)(a)	Purchase Price	Shares Issued	Purchase Price	Shares Issued
Share Consideration to ITAC	$96,807	9,680,736	$20,571	2,057,136
PIPE	$100,000	10,000,000	$100,000	10,000,000

____________

(a)      The value of Arbe Ordinary Shares is reflected at $10 per share.

The following summarizes the unaudited pro forma Arbe ordinary shares outstanding under the No Redemption Scenario and the Maximum Redemption Scenarios, assuming no Arbe Warrants have been exercised:

Ownership

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Total Arbe
ITAC stockholders (including the Sponsor)	9,680,736	14.24%	2,057,136	3.41%
Existing Arbe shareholders(1)	48,275,832	71.04%	48,275,832	80.02%
PIPE Shares	10,000,000	14.72%	10,000,000	16.57%
Total Company Ordinary Shares Outstanding at Closing	67,956,568	100.00%	60,332,968	100.00%

____________

(1)      Excludes Arbe Continuing Warrants and Outstanding Arbe Options to purchase a total of 4,224,168 Arbe Ordinary Shares.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are based on the historical financial statements of ITAC and Arbe. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020
(in thousands, assuming maximum redemption)

	As of December 31, 2020						As of December 31, 2020
	ITAC (Historical)			Arbe (Historical)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents and Bank Deposits		$406		$2,957	$85,288	(A)(D)(L)	$88,651
Restricted Cash		—		97	—		97
Trade Receivable		—		137	—		137
Prepaid Expenses and Other Receivables		111		830	—		941
Marketable securities held in Trust Account		77,001		—	(77,001)	(B)	—
Total Current Assets		77,518		4,021	8,287		89,826

NON-CURRENT ASSETS:
Property and Equipment, net		—		384	—		384
TOTAL ASSETS		$77,518		$4,405	$8,287		$90,210

LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long Term Loan	$			$1,879			1,879
Trade Payables		109		1,209	$—		$1,318
Accrued Expenses and Other Current Liabilities		2		364	—		366
Deferred Revenue		—		281	—		281
Employees and Payroll Accruals		—		1,538	—		1,538
Total Current Liabilities		111		5,271	—		5,382

LONG-TERM LIABILITIES:
Warrant Liability		13,392		1,534	(1,159)	(L)	13,767
Deferred underwriters’ discount		2,668		—	—		2,668
Long Term Loans		—		2,317	(1,641)	(H)	676
Total Long-Term Liabilities		16,060		3,851	(2,800)		17,111

Convertible preferred stock*))—		—		55,440	(55,440)	(F)	—
Common stock subject to possible redemption*)))		56,347		—	(56,347)	(C) (G)	—
SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock*))))		*	)	* )	—		—
Additional Paid-In Capital		7,256		1,397	135,997	(J)	144,650
Accumulated Deficit		(2,256)		(61,554)	(13,123)	(C) (I)	(76,933)

Total Shareholders’ Equity (Deficit)		5,000		(60,157)	122,874		67,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$77,518		$4,405	$8,287		$90,210

____________

*)       Represents less than $1.

*))      Represents the following:

Arbe (Historical): Seed Convertible Preferred Shares NIS 0.01 par value, 150,000 Shares Authorized, 119,769 issued and outstanding as of December 31, 2020; Series A Convertible Preferred Shares of NIS 0.01 par value, 200,000 Shares Authorized, 168,208 issued and outstanding as of December 31, 2020; Series A-1 Convertible Preferred Shares of NIS 0.01 par value; 150,000 Shares Authorized, 118,035 issued and outstanding as of December 31, 2020; Series B Convertible Preferred Shares of NIS 0.01 par value; 265,000 Shares Authorized, 234,839 issued and outstanding as of December 31, 2020; Series B-1 Convertible Preferred Shares of NIS 0.01 par value; 100,000 Shares authorized, 89,604 issued and outstanding as of December 31, 2020. Series B-2 Convertible Preferred Shares of NIS 0.01 par value; 35,000 Shares authorized, 1,556 issued and outstanding as of December 31, 2020.

Pro Forma Combined: Seed Convertible Preferred Shares NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series A Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series A-1 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series B Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series B-1 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares authorized, issued and outstanding as of December 31, 2020. Series B-2 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares authorized, issued and outstanding as of December 31, 2020.

*)))    Represents the following:

ITAC (Historical): Class A common Stock subject to possible redemption, 5,578,881 shares at redemption value at December 31, 2020.

Pro Forma Combined: Class A common Stock subject to possible redemption, 0 shares at redemption value at December 31, 2020.

*))))   Represents the following:

ITAC (Historical): Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 2,195,955 shares issued and outstanding (excluding 5,578,881 shares subject to possible redemption) at December 31, 2020; Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,905,900 shares issued and outstanding as of December 31, 2020.

Arbe (Historical): Ordinary Shares of NIS 0.01 par value; 1,150,000 Shares authorized as of December 31, 2020; 200,451 Shares issued and outstanding as of December 31, 2020.

Pro Forma Combined — Ordinary Shares of NIS 0.000216 par value; 130,000,000 shares authorized as of December 31, 2020; 57,020,335 Shares issued and outstanding as of December 31, 2020. Class A common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding at December 31, 2020; Class B common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding as of December 31, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020
(in thousands, assuming no redemption)

	As of December 31, 2020						As of December 31, 2020
	ITAC (Historical)			Arbe (Historical)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents and Bank Deposits		$406		$2,957	$162,289	(A)(D)(L)	$165,652
Restricted Cash		—		97	—		97
Trade Receivable		—		137	—		137
Prepaid Expenses and Other Receivables		111		830	—		941
Marketable securities held in Trust Account		77,001		—	(77,001)	(B)	—
Total Current Assets		77,518		4,021	85,288		166,827

NON-CURRENT ASSETS:
Property and Equipment, net		—		384	—		384
TOTAL ASSETS		$77,518		$4,405	$85,288		$167,211

LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long Term Loan	$			$1,879			1,879
Trade Payables		109		1,209	$—		$1,318
Accrued Expenses and Other Current Liabilities		2		364	—		366
Deferred Revenue		—		281	—		281
Employees and Payroll Accruals		—		1,538	—		1,538
Total Current Liabilities		111		5,271	—		5,382

LONG-TERM LIABILITIES:
Warrant Liability		13,392		1,534	(1,159)	(L)	13,767
Deferred underwriters’ discount		2,668		—	—		2,668
Long Term Loans		—		2,317	(1,641)	(H)	676
Total Long-Term Liabilities		16,060		3,851	(2,800)		17,111

Convertible preferred stock*))—		—		55,440	(55,440)	(F)	—
Common stock subject to possible redemption*)))		56,347		—	(56,347)	(C) (G)	—
SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock*))))		*	)	* )	—		—
Additional Paid-In Capital		7,256		1,397	212,998	(J)	221,651
Accumulated Deficit		(2,256)		(61,554)	(13,123)	(C) (I)	(76,933)

Total Shareholders’ Equity (Deficit)		5,000		(60,157)	199,875		144,718

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$77,518		$4,405	$85,288		$167,211

____________

*)       Represents an amount less than $1.

*))      Represents the following:

Arbe (Historical): Seed Convertible Preferred Shares NIS 0.01 par value, 150,000 Shares Authorized, 119,769 issued and outstanding as of December 31, 2020; Series A Convertible Preferred Shares of NIS 0.01 par value, 200,000 Shares Authorized, 168,208 issued and outstanding as of December 31, 2020; Series A-1 Convertible Preferred Shares of NIS 0.01 par value; 150,000 Shares Authorized, 118,035 issued and outstanding as of December 31, 2020; Series B Convertible Preferred Shares of NIS 0.01 par value; 265,000 Shares Authorized, 234,839 issued and outstanding as of December 31, 2020; Series B-1 Convertible Preferred Shares of NIS 0.01 par value; 100,000 Shares authorized, 89,604 issued and outstanding as of December 31, 2020. Series B-2 Convertible Preferred Shares of NIS 0.01 par value; 35,000 Shares authorized, 1,556 issued and outstanding as of December 31, 2020.

Pro Forma Combined: Seed Convertible Preferred Shares NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series A Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series A-1 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series B Convertible Preferred Shares of NIS 0.01 par value, 0 Shares Authorized, issued and outstanding as of December 31, 2020; Series B-1 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares authorized, issued and outstanding as of December 31, 2020. Series B-2 Convertible Preferred Shares of NIS 0.01 par value, 0 Shares authorized, issued and outstanding as of December 31, 2020.

*)))    Represents the following:

ITAC (Historical): Common stock subject to possible redemption, 5,578,881 shares at redemption value at December 31, 2020.

Pro Forma Combined: Common stock subject to possible redemption, 0 shares at redemption value at December 31, 2020.

*))))   Represents the following:

ITAC (Historical): Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 2,195,955 shares issued and outstanding (excluding 5,578,881 shares subject to possible redemption) at December 31, 2020; Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,905,900 shares issued and outstanding as of December 31, 2020.

Arbe (Historical): Ordinary Shares of NIS 0.01 par value; 1,150,000 Shares authorized as of December 31, 2020; 200,451 Shares issued and outstanding as of December 31, 2020.

Pro Forma Combined — Ordinary Shares of NIS 0.000216 par value; 130,000,000 Shares authorized as of December 31, 2020; 64,643,935 Shares issued and outstanding as of December 31, 2020. Class A common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding at December 31, 2020; Class B common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding as of December 31, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

	For the year ended December 31, 2020
	ITAC (Historical)	Arbe (Historical)	Pro Forma Adjustments			Pro Forma Combined
Revenues	$—	$332	$			$332
Cost of Revenues	—	(340)				(340)
Gross Profit (Loss)	—	(8)				(8)

Operating Expenses:
Research and Development	—	12,794				12,794
Sales and Marketing	—	1,063				1,063
General and Administrative	300	1,093		(300)	(I)	1,093
Total Operating Expenses	300	14,950		(300)		14,950
Operating Loss	(300)	(14,958)		300		(14,958)

Financial Expenses, net	1,956	667		2	(K)	2,625
Net Loss	$(2,256)	$(15,625)		$(298)		(17,583)
Net loss per share attributable to common stockholders, basic and diluted	$(0.74)	$(78.52)

Weighted average common shares outstanding, basic and diluted	3,047,043	198,997

Pro forma net loss per share attributable to common stockholders, basic and diluted (assuming no redemption)						$(0.28)
Pro forma weighted average common shares outstanding, basic and diluted (assuming no redemption)						63,556,228
Pro forma net loss per share attributable to common stockholders, basic and diluted (assuming maximum redemption)						$(0.31)
Pro forma weighted average common shares outstanding, basic and diluted (assuming maximum redemption)						55,932,628

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 are based on the historical financial statements of Arbe and ITAC. The transaction accounting adjustments for the transaction consist of those necessary to account for the transaction.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Arbe and ITAC did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020, assumes that the Transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, presents pro forma effect to the Transactions as if they had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, have been prepared using, and should be read in conjunction with, the following:

•        ITAC’s audited balance sheet as of December 31, 2020, and the related notes for the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus; and

•        Arbe’s audited consolidated balance sheet as of December 31, 2020, and the related notes for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that ITAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. ITAC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of ITAC and Arbe.

2 Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the Post-Combination Company. ITAC and Arbe have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Arbe has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The Transaction Accounting Adjustments consist of those necessary to account for the transaction.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of ITAC’s shares outstanding, assuming the Transactions occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Financial Statements

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(A)    Represents pro forma adjustments to the cash balance to reflect in case of no redemption the following:

	(in thousands)
Reclassification of Marketable securities held in Trust Account	$77,001	(B)
Proceeds from PIPE	100,000	(E)

	$177,001	(A)

Or the following in case of maximum redemption

	(in thousands)
Reclassification of Marketable securities held in Trust Account	$—	(B)
Proceeds from PIPE	100,000	(E)

	$100,000	(A)

(B)    Reflects the reclassification of $77.0 million of marketable securities held in the Trust Account that becomes available following the Business Combination or fully redeemed in case of maximum redemption.

(C)    Reflects an increase of $20.7 million to the redemption value of ITAC Common Stock subject to possible redemption following the Business Combination Agreement entered into on March 18, 2021 and considering the impact of the private investment and the associated PIPE Subscription Agreements described in (E), with the offset recorded to additional paid-in capital ($7.2 million) and accumulated deficit ($13.4 million).

(D)    Represents transaction costs of approximately $18 million incurred by legacy Arbe in consummating the transaction.

(E)    Reflects the proceeds of $100.0 million from the issuance and sale of 10,000,000 shares of Common Stock of NIS 0.000216 par value, at $10.00 per share in a private placement pursuant to the Subscription Agreements.

(F)    Reflects the conversion of 732,011 legacy Arbe convertible preferred stock into 732,011 legacy Arbe ordinary shares (or 33,878,640 Arbe Ordinary Shares after Recapitalization).

(G)    Reflects the reclassification of $77 million related to ITAC Common Stock subject to possible redemption to permanent equity, in case of no redemption, or the redeemed value in case of maximum redemption.

(H)    Reflects the conversion of a $1.6 million convertible loan into 8,762 legacy Arbe convertible preferred shares convert to 8,762 legacy Arbe ordinary shares (or 405,519 Arbe Ordinary Shares after Recapitalization)

(I)     Represents the amount of the formation and operating costs of ITAC.

(J)     Represents pro forma adjustments to additional paid-in capital to reflect in case of no redemption the following:

Payment of transaction fees for Arbe	$(18,000)	(D)
Issuance of Ordinary Shares in PIPE	100,000	(E)
Conversion of Arbe Preferred Shares to Arbe Ordinary Shares	55,440	(F)
Offset of redemption value adjustment of ITAC Common Stock subject to redemption	(7,231)	(C)
Reclassification of ITAC Common Stock subject to redemption	77,001	(G)
Conversion of convertible loan	1,641	H
Reclassification of ITAC expenses	(300)	(I)
Exercise of warrants	4,447	(L)
	$212,998	(J)

Represents pro forma adjustments to additional paid-in capital balance to reflect the following case of maximum redemption:

Payment of transaction fees for legacy Arbe	$(18,000)	(D)
Issuance of Ordinary Shares to PIPE Investors	100,000	(E)
Conversion of Arbe Preferred Shares to Arbe Ordinary Shares	55,440	(F)
Offset of redemption value adjustment of ITAC Common Stock subject to redemption	(7,231)	(C)
Conversion of convertible loan	1,641	(H)
Reclassification of ITAC expenses	(300)	(I)
Exercise of warrants	4,447	(L)
	$135,997	(J)

(K)    Represent $2,000 of interest earned on money in Trust Account that has been canceled.

(L)    Reflects the exercise of warrants to purchase preferred shares convertible into Arbe Ordinary Shares.

4. Loss per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2020. As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2020:

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

	Year ended December 31, 2020
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss (in thousands)	$(17,583)	$(17,583)
Weighted average shares outstanding – basic and diluted	63,556,228	55,932,628
Net loss per share – basic and diluted(1)	(0.28)	(0.32)
Weighted average shares outstanding – basic and diluted
ITAC Public Stockholders	7,623,600	—
Holders of ITAC Sponsor Shares	1,905,900	1,905,900
Underwriter Shares	151,236	151,236
PIPE Investors	10,000,000	10,000,000
Arbe Robotics shareholders(2)	9,209,900	9,209,900
Arbe Converted preferred shares(2)	34,665,592	34,665,592
	63,556,228	55,932,628

____________

(1)      The pro forma shares attributable to legacy Arbe shareholders is calculated by applying the exchange ratio of 1:46.28160 to the historical legacy Arbe Ordinary Shares and Arbe Preferred Shares that were outstanding immediately prior to the Merger.

(2)      The pro forma basic and diluted shares of legacy Arbe shareholders (i) exclude 92,381 Arbe Ordinary Shares (4,275,540 Arbe Ordinary Shares after Recapitalization) of unexercised employee and service providers stock options that will not be exercised prior to the Recapitalization, as these are not deemed a participating security and their effect is antidilutive and (ii) assumes the exercise of 19,804 warrants to purchase preferred shares (representing 916,544 Arbe Ordinary Shares after Recapitalization) and the conversion of convertible loan to 48 preferred shares (representing 2,222 Arbe Ordinary Shares after Recapitalization) which are required by their terms to be exercised, converted in connection with the transactions.

MANAGEMENT OF ARBE FOLLOWING THE BUSINESS COMBINATION

The following table provides information about those persons who are expected to serve as directors and executive officers of Arbe following completion of the Business Combination.

Executive Officers, Directors and Director Nominees

Name	Age	Position(s) to be Held in Arbe Following the Merger
Kobi Marenko	49	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	35	Chief Technology Officer (co-founder)
Oz Fixman	34	Chief Operating Officer (co-founder)
Danny Klein	54	Chief Financial Officer
Ram Machness	49	Chief Business Officer
Yoram Stettiner, PhD	63	Chief Scientist Officer
Shlomit Hacohen	49	Chief Marketing Officer
Asaf Even Chen	39	VP R&D Systems
Avi Bauer	56	VP IC
Roman Levi	38	VP Sales
Shay Naeh	52	VP Operations
Michal Doron	46	VP HR
Yair Shamir	76	Director
Ehud Levy	56	Director
Mor Assia	39	Director Designee
Boaz Schwartz, PhD	59	Director Designee
E. Scott Crist	56	Director Designee

Kobi Marenko, Chief Executive Officer, Co-Founder and Director

Jacob Marinka, who is known as Kobi Marenko, is an entrepreneur with over 20 years of experience in leading technology and media startups from seed stage to acquisition. Mr. Marenko was the founder and President of Taptica, a mobile DSP listed on the London Stock Exchange and acquired by Marimedia, and founder and CEO of Logia, a mobile content platform acquired by Mandalay Digital. Leading tech and media startups from seed to acquisition for over 20 years. Mr. Marenko holds a BA in Philosophy from the Tel Aviv University. Mr. Marenko was appointed as a director on November 4, 2015.

Noam Arkind, Chief Technology Officer, Co-Founder and Director

Dr. Arkind has more than over 10 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to Arbe, Mr. Arkind led the algorithm development at Taptica and the Space IL control system. Mr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer science from the Weizmann Institute of Science. Mr. Arkind was appointed as a director on November 4, 2015.

Oz Fixman, Chief Operating Officer and Co-Founder

Mr. Fixman is in charge of operations at Arbe. Previously to Arbe, Mr. Fixman served as Lead Data Scientist and Product Manager of algorithm at Taptica and holds extensive knowledge in big data and machine learning platforms. Mr. Fixman holds a B.Sc. Biomedical Engineering from Tel Aviv University. Mr. Fixman joined Arbe on November 4, 2015.

Danny Klein, Chief Financial Officer and Director

Mr. Klein is a seasoned financial executive with over 25 years of experience in the high-tech industry. Mr. Klein’s experience is both from startups as Taptica and Biodata as well as large and public corporations as Amdocs and the Formula group (Forsoft Ltd.). Prior to joining Arbe, Mr. Klein was at BDO IL, providing financial services to dozens of companies and acting as an outsourced CFO of several startups. Mr. Klein has a BA in Accounting, Statistics and operations research from the Tel Aviv University, and is a CPA (IL). Mr. Klein joined Arbe on October 1, 2017.

Ram Machness, Chief Business Officer

Mr. Machness has over 25 years of experience in embedded systems and the semiconductor industry. Prior to joining Arbe, Mr. Machness managed the business development, customer engagement and product marketing at TI, DSP, and Microsoft. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.Sc. in Computer Science from The Open University and an MBA Tel Aviv University. Mr. Machness joined Arbe on April 4, 2018.

Yoram Stettiner, Chief Scientist Officer

Dr. Stettiner is a Signal Processing PhD with 35 years of R&D experience. Mr. Stettiner specializes in RTLS Radio Location and Tracking Systems, Array Processing, Sensor Fusion, Speech Signal Processing and VoIP. Dr. Stettiner has held various leadership positions at eight startups from foundation or early stage, with five of them having gone public or acquired. Dr. Stettiner holds a B.Sc. Electrical Engineering, a M.Sc. and PhD in Speech Signal Processing all from the Tel Aviv University. Dr. Stettiner joined Arbe on November 1, 2016

Shlomit Hacohen, Chief Marketing Officer

Ms. Hacohen is a seasoned marketer with over 20 years of experience in developing marketing strategies, launching products, and building brand awareness. Prior to joining Arbe, Ms. Hacohen was CMO and executive marketer in organizations such as DEEP, Collabrium, Viaccess Orca, Comverse, and Check Point. Ms. Hacohen holds a BA in Management and Sociology from Tel Aviv University and an MBA from the Technion. Ms.  Hacohen joined Arbe on November 27, 2017.

Asaf Even-Chen, VP R&D Systems

Mr. Even-Chen has 20 years of experience in the semiconductor industry. Mr. Even-Chen has an extensive background in various engineering fields including system architecture, SOC and PHY architecture, VLSI, analog and RF. Prior to Arbe, Mr. Even Chen led the wireless connectivity system team at Texas Instruments, responsible for TI wireless MCU system and silicon device aspects. Mr. Even-Chen holds a BSc in electrical engineering from Bar Ilan University. Mr. Even-Chen joined Arbe on March 2, 2019

Avi Bauer, VP IC

Mr. Bauer has more than 25 years of experience in the semiconductor field with a focus on RFIC research and development. Prior to joining Arbe, Mr. Bauer worked in DSP Group where he headed an RF team of 20 engineers from product concept, through IC development, product qualification and customer support. His professional portfolio includes being among the founders of Butterfly (acquired by Texas Instruments) and international companies in semiconductor and automotive such as TI and Sensata Technologies. Mr. Bauer holds a BSc in Electrical Engineering and an MBA from the Tel Aviv University. Mr. Bauer joined Arbe on May 1, 2017.

Roman Levi, VP Sales

Mr. Levi leads Arbe’s activities in Asia Pacific, has vast experience in business development, investment banking with leading startups in the Chinese market. Prior to joining Arbe, Mr. Levi established the China Israel Team, and was Partner at the Wise Consulting Group. Mr. Levi holds a BA in Political studies from Bar Ilan University and a MAs in Political Science and Government as well as in International Relations and Affairs both from the Tel Aviv University. Mr. Levi joined Arbe on January 3, 2018.

Shay Naeh, VP Operations

Mr. Naeh has over 23 years of experience in semiconductors design, program management, quality, and operations with automotive tier 1s and OEMs. Prior to joining Arbe, Mr. Naeh worked with Texas Instruments and Valens. Mr. Naeh holds a B.Sc. in Electrical Engineering and an MBA both from the Tel Aviv University. Mr. Naeh joined Arbe on December 6, 2020.

Michal Doron, VP HR

Ms. Doron has over 20 years of human resources experience in large scale corporates such as Applied Materials and Avaya, as well as Growth Startups like Telmap. Prior to Arbe she held a senior HR business partner position and talent acquisition manager at Applied Materials. Ms. Doron also has expertise in compensation and benefits, talent management and diversity and inclusion. Ms. Doron is certified in Prevention of Sexual Harassment and holds a BA in Behavioral Science from Ben Gurion University. Ms. Doron joined Arbe in June 2021.

Yair Shamir, Director

Mr. Shamir is the founding and managing partner of Catalyst Investments. Mr. Shamir was appointed as a director in the company on December 9, 2019, and he will serve as chairman of the board upon completion of the Merger. Mr. Shamir was elected as a member of the 19th Knesset (Israeli Parliament) and served as Minister of Agriculture and Rural Development for the Government of Israel from 2013 until 2015. Mr. Shamir serves as chairman of the Shalem Collage, a research and educational institute in Jerusalem and chairman of the General Meeting of Ohalo College. Mr. Shamir has formerly served as chairman of the National Road Safety Authority and of four government companies: Metropolitan Mass Transit System (NTA), Israel Aerospace Industries (IAI), EL-AL Israel Airways and the National Roads Company.  Mr. Shamir has served as a member of numerous company boards within Catalyst’s investment portfolio. From 2003 to-2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd (NASDAQ: SHMR). From 1997-2006, Mr. Shamir served as the CEO and Chairman of VCON Telecommunications Ltd. From 2005-2013, he served as a board member of DSP Group Corporation (NASDAQ: DSPG). Mr. Shamir was the CEO of Elite Food Industries, Ltd between the years of 1994 and 1995. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund L.P. Prior to this he was Executive VP of Scitex Corporation and General Manager of Scitex Israel from 1988 until 1993. Mr. Shamir was the Chairman of Gvahim from 2006 to 2013. He was also a Board Member of Mikveh Israel from 2010 until 2013. Mr. Shamir was also a member of the Board of Governors of the Technion University and sat on the executive committee of the Beer Sheva University from 1990 until 2013. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963-1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology

Ehud Levy, Director

Mr. Levy was appointed as a director on March 29, 2016. Mr. Levy is the Managing General Partner of Canaan Partners Israel, a Venture Partner with Lenovo Capital heading its investment opportunities in Israel, and an active private investor in tech companies operating as a partner with Kaedan Capital. Prior to these activities, Mr. Levy was a Managing Partner at Vertex VC for seven years. Among other successful investments, Mr. Levy identified Waze as a bright star from the start, leading the first investment round in the company and serving on its board of directors until its acquisition by Google for over $1 Billion. Previously, Mr. Levy co-founded and served as Chairman and CEO of Ki-Bi Mobile Technologies and led the business from concept to commercial success, an IPO in London and eventual acquisition. Earlier, Mr. Levy served as COO and CFO of Telegate, a telecommunications company, where he was responsible for a restructuring plan leading to the successful acquisition of the company. Prior to Telegate, Mr. Levy was an investment banker in New York and Tel Aviv. Mr. Levy holds a BSc in Computer Engineering (with honors) from the Technion in Israel, and an MBA from Columbia Business School, New York.

Mor Assia, Director Nominee

Ms. Assia is Founding Partner and Co-CEO of iAngels, and General Partner in the iNgenuity Fund. An Israeli high-tech insider, a graduate of the IDF’s elite intelligence unit 8200, Ms. Assia leads iAngels’ investment committee, deal screening, due diligence and portfolio management activities. Ms. Assia’s tech background with SAP, IBM and Amdocs has proven invaluable in assessing new technologies and her ability to deep dive with entrepreneurs into their business strategy and solution has created a strong foundation for relationship building. Ms. Assia has been instrumental in structuring and pricing investment rounds and consistently brings value add partnerships to help portfolio companies. Ms. Assia is a recognized investment expert in the areas of Fintech, AI and Automotive. She holds a Bachelor’s degree in Mathematics and Computer Science from the Technion, Israel’s Institute of Technology, and an MBA from Columbia University in NY. Ms. Assia mentors on several accelerator programs and serves as a board member for iAngels portfolio companies. Ms. Assia is currently an observer in the Board of Directors of Arbe.

Boaz Schwartz, Director Nominee

Dr. Schwartz is a seasoned finance professional and a tech investor. Dr. Schwartz has founded and managed Deutsche Bank Israel for 24 years and until December 2020. Following his retirement from Deutsche Bank, Boaz has become an active tech investor in both early and late-stage companies. He has a wide portfolio of investments in Fintech, Autotech and other technology related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping on both strategy and finance related matters. Dr. Schwartz has developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a board member of IDC Herzliya — the only private university in Israel; iArgento Ltd — a traded venture capital fund; Covercy Ltd — a real estate investment management SaaS platform; and the vice-Chairman of Zabar Solar Ltd. — a leading green energy developer and operator. Dr. Schwartz is also a long time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; MBA with Distinction from the Wharton School at the University of Pennsylvania; MSc and BSc in Electrical Engineering from the University of Tel Aviv.

XXX, Director Nominee

Arbe plans to fill the vacancy prior to mailing the definitive proxy statement / prospectus.

E. Scott Crist, Director Nominee

Mr. Crist is managing partner for Texas Ventures as well as CEO of Osperity, a leader in AI-driven computer vision for the industrial sector. He is also chairman and CEO for ITAC and is ITAC’s designee as director. Mr. Crist Scott has an extensive background as an entrepreneur and venture capitalist and was the former CEO of Infrastructure Networks and founder/CEO of Telscape International (NASDAQ), a telecommunications company focused on certain emerging markets around the world. Prior to that, he served as President and CEO for Matrix Telecom, which Inc. Magazine once ranked 7th on its list of the 500 fastest growing private companies in the US. Previously, Scott worked for Trammell Crow Group, IBM and Booz-Allen Hamilton. He has a Master of Business Administration from the Kellogg School at Northwestern University and a Bachelor of Science in Electrical Engineering from NC State University. He is also an Entrepreneur of the Year recipient from NASDAQ/Ernst & Young. In addition, Scott is chairman of the VA-Gov Housing fund, the nation’s largest lender for the Veteran Administration’s Homeless Shelter Program.

Change in Directors upon Completion of the Merger

Arbe’s board of directors is presently comprised of six directors, three of whom Kobi Marenko, Yair Shamir, Ehud Levy will continue after the Merger. Noam Arkind, who is chief technology officer and a director, will continue as chief technology officer and resign as a director. Two other directors, Ron Oron and Eli Nir, will resign at the Closing of the Merger. Pursuant to the Existing Arbe Articles, the present board is composed of two founders, one designee from each of the seed investors, the Series A Preferred holders and the Series B Preferred holders and an industry expert. This provision will be eliminated in the Restated Arbe Articles.

The following is information about Mr. Oron and Mr. Nir.

Roy Oron, Director

Mr. Oron, age 53, was appointed as a director of Arbe on December 11, 2017. Mr. Oron has more than 15 years of international business development experience with international public companies and venture capital investments. Before joining OG Tech Ventures, Mr. Oron held the position of CEO with SOSA, a global network of innovators, Head of Investments at Plus Ventures, one of the leading early stage investors in Israel, and was VP Business Development and Israel Country Manager at AOL Inc.

Eli Nir, Director

Mr. Nir, age 55, was appointed as a director of the company on February 12, 2018. Prior to OurCrowd, Mr. Nir was partner and investment committee member at Amiti Venture Capital, an early stage Israel-based fund focusing on deep intellectual property multi-disciplinary technologies and teams. Prior to Amiti, Mr. Nir was VP of Research and Development at AudioCodes (NASDAQ: AUDC), and a senior officer in one of the elite intelligence technological units of the Israeli Defense Force (IDF).

Director Independence

As an Israeli company, Arbe is subject to various corporate governance requirements under the Israeli Companies Law. However, pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors (other than the gender diversification rule under the Israeli Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, Arbe has elected to opt out of those requirements of the Israeli Companies Law. These exemptions will continue to be available to Arbe so long as: (i) it does not have a “controlling shareholder” as defined under the Israeli Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it complies with the director independence requirements and the audit committee, compensation committee and nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term “controlling shareholder” as used in the Israeli Companies Law for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

Accordingly, Arbe intends to comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors, although as long as Arbe is a foreign private issuer, Arbe may elect to follow Israeli law in lieu of certain Nasdaq requirements, including the independent director requirement. A majority of the Arbe board of directors will be composed of directors who are “independent” as defined by the rules of Nasdaq and Arbe will seek to have all of the non-executive directors qualify as “independent” under these standards. The board of directors is expected to establish categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. Arbe is not yet listed on Nasdaq, and although we use its definition of “independence,” its rules are inapplicable to Arbe until such time as we become listed on Nasdaq. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of Arbe or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that a director cannot be considered independent if:

•        the director is, or at any time during the past three years was, an employee of Arbe;

•        the director or a family member of the director accepted any compensation from Arbe in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•        a family member of the director is, or at any time during the past three years was, an executive officer of Arbe;

•        the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which Arbe made, or from which Arbe received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•        the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of Arbe served on the compensation committee of such other entity; or

•        the director or a family member of the director is a current partner of Arbe’s outside auditor, or at any time during the past three years was a partner or employee of Arbe’s outside auditor, and who worked on Arbe’s audit.

Under the following three Nasdaq director independence rules a director is not considered independent: (a) Nasdaq Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of Arbe, (b) Nasdaq Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from Arbe in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) Nasdaq Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which Arbe made, or from which Arbe received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, Arbe will have five independent directors.

The board of directors will assess on a regular basis, and at least annually, the independence of directors and will make a determination as to which members are independent. References to “Arbe” above include any subsidiary in a consolidated group with Arbe. The terms “immediate family member” and “executive officer” above are expected to have the same meanings specified for such terms in the Nasdaq listing standards.

However, as a foreign private issuer, Arbe is permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it disclose which requirements it is not following and the equivalent Israeli requirement. Arbe intends to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, pursuant to the Restated Arbe Articles to be effective following upon the closing of the Business Combination, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Although Arbe intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, it may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that Arbe elects to take advantage of the exceptions permitted to foreign private issuers, it must disclose those exceptions and describe the relevant Israeli law provisions.

Chairperson of the Board

The Restated Arbe Articles to be effective upon the closing of this Business Combination provide that the board of directors shall, from time to time, elect one of its members to be the chairperson of the board of directors, remove such chairperson from office and appoint in his/her place. Under the Israeli Companies Law, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairperson of the board of directors, and the chairperson (or any relative of the chairperson) may not be vested with authorities of the chief executive officer without shareholder approval, for periods of up to three years each, consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•        at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairperson of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors. In accordance with these regulations, Arbe has elected to opt out from these Israeli Companies Law requirements. Instead, Arbe must comply with the director independence requirements, the audit committee, the compensation committee and the nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Committees of the Board of Directors

The board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating & Governance Committee.

Audit Committee

The Audit Committee will be responsible, among its other duties and responsibilities, for overseeing Arbe’s accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee will review and assess the qualitative aspects of Arbe’s financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, the Audit Committee will be responsible for the following additional matters pursuant to the Israeli Companies Law:

•        recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Israeli Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•        reviewing with the general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•        identifying irregularities in the company’s business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•        reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of Arbe’s business and deciding whether to approve such acts and transactions if so required under the Israeli Companies Law; and

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Following the closing of the Business Combination, the charter of the Audit Committee will be available without charge the website of Arbe.

The members of the Audit Committee are expected to be Yair Shamir, Ehud Levy and Boaz Schwartz. The board of directors is expected to designate Boaz Schwartz as an “audit committee financial expert” and to determine that each member is “financially literate” under the Nasdaq rules. The board of directors is also expected to determine that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.

Compensation Committee

The Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Arbe, establishing the general compensation policies of Arbe and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of Arbe. The Compensation Committee will also be responsible for:

•        recommending to the board of directors with respect to the approval of the compensation policy for “office holders” (a term used under the Israeli Companies Law, which essentially means directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

•        reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•        exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with the chief executive officer of Arbe.

The charter of the Compensation Committee will be available without charge at the website of Arbe.

The members of the Compensation Committee are expected to be Mor Assia and, Boaz Schwartz with the third member to be determined. The board of directors is expected to determine that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

Compensation Policy under the Israeli Companies Law

In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or in this case, prior to the closing of the Business Compensation) describes the policy in its prospectus for such offering, then that compensation policy will be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position, responsibilities and prior compensation agreements with him or her;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•        if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        with regard to variable components of compensation:

•        with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder will be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•        the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•        a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit on retirement grants.

Arbe’s compensation policy, which will become effective immediately after the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with the long-term performance of Arbe and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the short and long-term goals, as well as the executive officer’s individual performance. On the other hand, its compensation policy includes measures, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy also addresses Arbe’s executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among its executive officers and considers the internal ratios between compensation of its executive officers and directors and other employees. Pursuant to Arbe’s compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievement, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed __% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to Arbe’s executive officers other than its chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and subject to minimum thresholds. Furthermore, Arbe’s chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee and by Arbe’s board of directors.

The measurable performance objectives of Arbe’s chief executive officer will be determined annually by Arbe’s Compensation Committee (and, if required by law, by Arbe’s board of directors) and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under the compensation policy for Arbe’s executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and Arbe’s long-term interests and those of its shareholders and strengthening the retention and the motivation of executive officers in the long term. Arbe’s compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with its share incentive plan then in place. Generally, all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains a compensation recovery provision which allows Arbe under certain conditions to recover bonuses paid in excess due to an accounting restatement, enables its chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows Arbe to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of Arbe’s board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Arbe’s compensation policy, which was approved by its board of directors and shareholders on [__], 2021 and [__], 2021, respectively, will become effective upon the closing of the Business Combination and is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Nominating and Corporate Governance Committee

Following the closing of the Business Combination, Arbe’s Nominating and Corporate Governance Committee will consist of Yair Shamir, Ehud Levy and Mor Assia, and be responsible, among other things, for:

•        overseeing and assisting its board in reviewing and recommending nominees for election as directors;

•        assessing the performance of the members of the board; and

•        establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to Arbe.

[to be updated]

The charter of the Nominating Committee will be available without charge at the website of Arbe.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Arbe has not yet appointed an internal auditor.

BENEFICIAL OWNERSHIP OF ARBE SECURITIES

The following table sets forth information regarding the beneficial ownership of Arbe Ordinary Shares on June 15, 2021, as adjusted to reflect the Recapitalization, based on information obtained from the persons named below, by

•        each person known by Arbe to be the beneficial owner of more than 5% of the outstanding Arbe Ordinary Shares;

•        each of Arbe’s chief executive officer, chief financial officer, director and designee for director upon completion of the Merger; and

•        all of Arbe’s executive officers and directors as a group.

Unless otherwise indicated, Arbe believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Arbe ordinary shares and Arbe preferred shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Arbe Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Arbe ordinary shares and Arbe preferred shares which the holder has the right to acquire within 60 days of June 15, 2021 through the exercise of any option, warrant, convertible security or other right. As of June 15, 2021, after giving effect to the recapitalization, there were 48,275,832 Arbe Ordinary Shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Current Directors and Executive Officers of Arbe:
Kobi Marenko(2)	3,706,462	7.68%
Noam Arkind(3)	2,853,631	5.91%
Oz Fixman(4)	2,853,631	5.91%
Danny Klein(5)	192,282	*
Ehud Levy(6)	9,031,067	18.71%
Roy Oron(7)	2,964,336	6.14%
Eli Nir(8)	2,521,560	5.22%
Yair Shamir(9)	4,574,890	9.48%
Mor Assia(10)	5,957,414	12.34%
Boaz Schwartz(11)	170,501	*
E. Scott Crist(12)	0	0.00%
All executive officers and current directors as a group (11 individuals)	34,824,774	72.14%
Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(12)	9,031,067	18.71%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(13)	5,957,414	12.34%
CEL Catalyst Mobility Ltd.(14)	4,574,890	9.48%
OG Tech Ventures International Ltd.(15)	2,964,336	6.14%
Robolution Capital 1(16)	2,645,317	5.48%
Our Crowd Entities(17)	2,521,560	5.22%

____________

*        Less than 1%

(1)      Unless otherwise noted, the address for each named beneficial owner is c/o Arbe Robotics Ltd., HaHashmonaim St 107, Tel Aviv-Yafo, Israel.

(2)      Consists of 2,850,947 Arbe Ordinary Shares held directly by Mr. Marenko, 2,731 Arbe Ordinary Shares subject to options and 852,785 Arbe Ordinary Shares held by Inter, which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)      Consists of 2,850,947 Arbe Ordinary Shares held directly by Mr. Arkind and 2,684 Arbe Ordinary Shares subject to options.

(4)      Consists of 2,850,947 Arbe Ordinary Shares held directly by Oz Fixman and 2,684 Arbe Ordinary Shares subject to options.

(5)      Consists of Arbe Ordinary Shares subject to options.

(6)      Consists of Arbe Ordinary Shares identified in footnote (12) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Caanan Partners except to the extent of his pecuniary interest therein

(7)      Consists of Arbe Ordinary Shares identified in footnote (15) below. Mr. Oron is affiliated with OG Tech Ventures International Ltd. and may be deemed to have beneficial ownership with respect to these shares. Mr. Oron disclaims beneficial interest in the shares owned by OG Tech Ventures except to the extent of his pecuniary interest therein

(8)      Consist of Arbe Ordinary Shares held by OurCrowd International Investment III, L.P., OurCrowd International Investment III, L.P., OurCrowd (Investment in Arbe) L.P, OurCrowd 50 L.P., OurCrowd (Investment in Arbe) Israel L.P, OurCrowd 50 III-QP, L.P, OurCrowd GP Investment Fund L.P. and OurCrowd 50 III, L.P. (“OurCrowd Entities”). Mr. Nir is affiliated with the OurCrowd Entities and disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein.

(9)      Consist of Arbe Ordinary Shares identified in footnote (14) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(10)    Consist of Arbe Ordinary Shares identified in footnote (13) below. Mrs. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Mrs. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein

(11)    Consist of Arbe Ordinary Shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to these shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(12)    Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(13)    Represent shares held by of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Mrs. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rotschild St., Tel Aviv, Israel.

(14)    CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd. Ltd., 28 Haarbaa St., Tel Aviv. 6473925 Israel.

(15)    Represent shares held by OG Tech Ventures International Ltd. The directors of OG Tech Ventures International Ltd. Lorraine Davidson, Andreas Georgiou and Peter Brigham Directors of OG Tech Ventures International Ltd who have the right to vote and dispose of the shares held by OG Tech Ventures International Ltd. The correspondence address of OG Tech Ventures International Ltd is Villa Saint Jean, 3 Ruelle Saint Jean, 98000, Monaco.

(16)    360 Capital Partners (the “Robolution Management Company”), is the management company of Robolution Capital 1. Robolution Management Company is a portfolio management company regulated by the French Autorité des Marchés Financier and is acting as the alternative fund manager of Robolution Capital 1. As such, Robolution Management Company has the power to direct Robolution Capital 1 to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is composed of investment directors declared to the AMF as investment managers, and represented by François Tison, president of the Robolution Management Company. The business address of the foregoing person is c/o 360 Capital 13 avenue de l’Opéra, 75001, Paris, France.

(17)   Represent shares held by OurCrowd International Investment III, L.P., OurCrowd International Investment III, L.P., OurCrowd (Investment in Arbe) L.P, OurCrowd 50 L.P., OurCrowd (Investment in Arbe) Israel L.P, OurCrowd 50 III-QP, L.P, OurCrowd GP Investment Fund L.P. and OurCrowd 50 III, L.P. (“OurCrowd Entities”). OurCrowd General Partner Limited (“OC General Partner”) is the ultimate controlling general partner of OC Entities. OC General Partner has the power to direct OurCrowd Entities, to vote and dispose of the shares by decision of its CEO and Director, Mr. Jonathan Medved, who has 80% voting rights. The business address of the foregoing person is c/o OurCrowd, 28 Derech Hebron, Jerusalem, Israel, 9354214. Information provided by OurCrowd Entities on June 15, 2021.

Upon completion of the Merger and the issuance of 10,000,000 Arbe Ordinary Shares to the PIPE Investors, there will be 67,956,568 Arbe Ordinary Shares outstanding for the No Redemption Scenario and 60,332,960 Arbe Ordinary Shares outstanding for the Maximum Redemption Scenario. These numbers are based on 1,043,089 Arbe Ordinary Shares being held by the present Arbe shareholders prior to the Recapitalization and 48,275,832 Arbe Ordinary Shares being outstanding upon completion of the Recapitalization and assumes that ITAC’s transaction expenses (other than expenses relating to the PIPE Investment) do not exceed $7,000,000. To the extent that such expenses exceed $7,000,000 the number of Arbe Ordinary Shares held by the present Arbe shareholders will increase and the percentage held by the ITAC stockholders will decrease.

A person is deemed to beneficially own Arbe Ordinary Shares which such person the right to acquire within 60 days of the Effective Time through the exercise of any option, conversion or any other right. Since the ITAC Warrants do not become exercisable until the later of 15 months from the closing of ITAC’s IPO, which was on September 11, 2020, or 30 days from the Effective Time, the Arbe Ordinary Shares issuable upon the Arbe Warrants issuable in respect of the ITAC Warrants are not deemed beneficially owned by the holders of the Arbe Warrants for purposes of the table below.

The following table sets forth information regarding the beneficial ownership of Arbe Ordinary Shares after giving effect to the issuance of 10,000,000 Arbe Ordinary Shares to the PIPE Investors and the issuance of 9,680,736 Arbe Ordinary Shares to the holders of ITAC Common Stock in the Merger to reflect 67,956,568 Arbe Ordinary Shares in the No Redemption Scenario and 60,332,968 Arbe Ordinary Shares in the Maximum Redemption Scenario by:

•        each person known by Arbe to be the beneficial owner of more than 5% of the outstanding Arbe Ordinary Shares;

•        each of Arbe’s chief executive officer, chief financial officer;

•        each person who will be a director upon completion of the Merger; and

•        all of Arbe’s executive officers and directors as a group.

Name and Address(1)	Number of Arbe Ordinary Shares	% for No Redemption Scenario	% for Maximum Redemption Scenario
Kobi Marenko(2)	3,846,630	5.66%	6.38%
Noam Arkind(3)	2,853,631	4.20%	4.73%
Oz Fixman(4)	2,853,631	4.20%	4.73%
Danny Klein(5)	191,282	*	*
Ehud Levy(6)	9,031,068	13.29%	14.97%
Yair Shamir(7)	4,574,890	6.73%	7.58%
Mor Assia(8)	6,557,414	9.65%	10.87%
Boaz Schwartz(9)	170,501	*	*
E. Scott Crist(10)	2,245,900	3.30%	3.72%
All executive officers and current directors as a group (9 individuals)	32,284,947	47.23%	53.19%
Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,031,068	13.29%	14.97%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(12)	6,557,414	9.65%	10.87%
CEL Catalyst Mobility Ltd.(13)	4,574,890	6.73%	7.58%
M&G Investment Management Limited(14)	3,500,000	5.15%	5.80%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address for each beneficial owner is c/o Arbe Robotics Ltd. 107 HaHashmonaim St., Tel Aviv-Yaffo, Israel. The address for Mr. Crist is 5090 Richmond Ave, Suite 319, Houston, Texas 77056.

(2)      Consist of 2,850,947 Arbe Ordinary Shares held directly by Mr. Marenko, 2,731 Arbe Ordinary Shares subject to options exercisable within 60 days of June 15, 2021, 852,785 Arbe Ordinary shares held by Inter which is owned by Mr. Marenko, and 140,167 Arbe Ordinary Shares to be issued to Inter pursuant to its PIPE Subscription Agreement. Mr. Marenko has the right to vote and dispose of shares owned by Inter.

(3)      Consist of 2,850,947 Arbe Ordinary Shares held directly by Mr. Noam Arkind and 2,684 Arbe Ordinary Shares subject to options exercisable within 60 days of June 15, 2021.

(4)      Consist of 2,850,947 Arbe Ordinary Shares held directly by Mr. Oz Fixman and 2,684 Arbe Ordinary Shares subject to options exercisable within 60 days of June 15, 2021.

(5)      Consist of Arbe ordinary shares subject to options exercisable within 60 days of June 15, 2021.

(6)      Consist of Arbe Ordinary Shares identified in footnote (11) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Caanan Partners except to the extent of his pecuniary interest therein.

(7)      Consist of Arbe Ordinary Shares identified in footnote (13) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd but disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(8)      Consist of Arbe Ordinary Shares identified in footnote (12) below. Mrs. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Mrs. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein.

(9)      Consist of Arbe Ordinary Shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary.  Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to these shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account.  The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(10)    Represents 1,905,900 Arbe Ordinary Shares to be issued to Industrial Tech Partners, LLC, the Sponsor, pursuant to the Merger, and 340,000 Arbe Ordinary Shares to be issued to Texas Ventures pursuant to its PIPE Subscription Agreement. Mr. Crist has the right to vote and dispose of the shares owned by Industrial Tech Partners, LLC and Texas Ventures. Mr. Crist disclaims beneficial ownership in the reported shares except to the extent of his pecuniary interest therein.

(11)    Represent shares held by Canaan Partners Israel (CPI) (Cayman) LP. Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(12)    Represent 5,957,414 shares held by of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, and 600,000 Arbe Ordinary Shares to be issued to iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment pursuant to its PIPE Subscription Agreement. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Mrs. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rotschild St., Tel Aviv, Israel.

(13)    CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly.] The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd. Ltd., 28 Haarbaa St., Tel Aviv. 6473925 Israel.

(14)    3,500,000 Arbe Ordinary Shares to be issued to M&G Investment Management Limited pursuant to its PIPE Subscription Agreement. M&G Investment Management Limited (“M&G Manager”) is the manager of certain Prudential Assurance Corporation funds. M&G Manager has the power to direct the funds it advises to vote and dispose of the shares by decision of the fund manager representing the relevant fund at the M&G Manager Mr. Carl Vine. M&G Manager disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o M&G Investment Management Limited, 10 Fenchurch Avenue, London, EC3M 5AG. Information provided by M&G Investment Management Limited

DESCRIPTION OF ITAC SECURITIES

Pursuant to the Existing ITAC Charter, ITAC’s authorized capital stock consists of 100,000,000 shares of ITAC Class A Common Stock and 20,000,000 shares of ITAC Class B Common Stock, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of ITAC’s capital stock. Because it is only a summary, it may not contain all the information that is important to you. Reference is made to the Existing ITAC Charter, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Units

Each unit consists of one share of ITAC Class A Common stock and one ITAC Public Warrant. In connection with the Merger, the ITAC Class A Common Stock and Public Warrant comprising the units will be separated into the component parts.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the ITAC Class A Common Stock and holders of the Class B Common Stock will vote together as a single class on all matters submitted to a vote of ITAC’s stockholders, except as required by law. Unless specified in ITAC’s amended and restated certificate of incorporation or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of ITAC’s shares of common stock that are voted is required to approve any such matter voted on by ITAC’s stockholders. ITAC’s board of directors will be divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. ITAC’s stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

ITAC’s Public Stockholders have the right to redeem all or a portion of their Public Shares upon the completion of ITAC’s initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of ITAC’s initial business combination including interest earned on the funds held in the trust account and not previously released to us to pay ITAC’s franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. See “Special Meeting of ITAC Stockholders — Redemption Rights” for the procedures to be followed to redeem Public Shares in connection with the Merger.

In the event of a liquidation, dissolution or winding up of the company after an initial business combination, ITAC’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. ITAC’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide ITAC’s stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of ITAC’s initial business combination, subject to the limitations described herein.

The shares of ITAC Class B Common Stock will automatically convert into shares of ITAC Class A Common Stock at the time of the initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein.

Preferred Stock

ITAC’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. ITAC’s board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of ITAC’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in this offering.

Redeemable Warrants

Public Warrants

Each ITAC Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of ITAC’s initial business combination. The warrants will expire five years after the completion of ITAC’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the ITAC Warrants is effective and a prospectus relating thereto is current. The registration statement of which this proxy statement/prospectus is a part registers the Arbe Ordinary Shares and the Arbe Warrants issuable to the holders of the ITAC Public Shares and ITAC Public Warrants and the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants.

Once the warrants become exercisable, Arbe may call the warrants for redemption (excluding the private placement warrants but including any outstanding warrants issued upon exercise of the unit purchase option issued to the representative and/or its designees):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

The Arbe Warrants to be issued in respect of the ITAC Public Warrants will have the same terms. Pursuant to the Warrant Agreement, in connection with the closing of the Merger, Arbe, as the successor entity, will execute an amendment to the Warrant Agreement with the Warrant Agent providing for delivery of the Arbe Ordinary Shares upon exercise of the ITAC Public Warrants which will become Arbe Warrants pursuant to the Merger Agreement.

If ITAC calls the warrants for redemption as described above, ITAC’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.”

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of ITAC Class A Common Stock outstanding immediately after giving effect to such exercise. If the number of outstanding shares of ITAC Class A Common Stock is increased by a stock dividend payable in shares of ITAC Class A Common Stock, or by a split-up of shares of ITAC Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of ITAC Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of ITAC Class A Common Stock. A rights offering to holders of ITAC Class A Common Stock entitling holders to purchase shares of ITAC Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of ITAC Class A Common Stock equal to the product of (i) the number of shares of ITAC Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ITAC Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of ITAC Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for ITAC Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ITAC Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of ITAC Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if ITAC, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of ITAC Class A Common Stock (or other shares of ITAC’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of ITAC Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ITAC Class A Common Stock in connection with a stockholder vote to amend ITAC’s amended and restated certificate of incorporation (i) to modify the substance or timing of ITAC’s obligation to redeem 100% of the ITAC Class A Common Stock if ITAC does not complete its initial business combination by the Deadline Date or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of ITAC’s public shares upon ITAC’s failure to complete ITAC’s initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of ITAC’s Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of ITAC Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of ITAC Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of ITAC Class A Common Stock (other than those described above or that solely affects the par value of such shares of ITAC Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of ITAC’s outstanding shares of ITAC Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of ITAC Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of the ITAC Class A Common Stock in such a transaction is payable in the form of ITAC Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants are in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and ITAC. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ITAC Class A Common Stock and any voting rights until they exercise their warrants and receive shares of ITAC Class A Common Stock. After the issuance of shares of ITAC Class A Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

In addition, if (x) ITAC issues additional shares of ITAC Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of ITAC’s initial business combination at a newly issued price of less than $9.20 per share of ITAC Class A Common Stock (with such issue price or effective issue price to be determined in good faith by ITAC’s board of directors and, in the case of any such issuance to ITAC’s sponsor or its affiliates, without taking into account any founder shares held by ITAC’s sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of ITAC’s initial business combination on the date of the consummation of ITAC’s initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the newly issued price.

ITAC Private Warrants

The ITAC Private Warrants (including the ITAC Class A Common Stock issuable upon exercise of the ITAC Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of ITAC’s initial business combination (except, among other limited exceptions as described under the section of this prospectus entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and ITAC Private Warrants,” to ITAC’s officers and directors and other persons or entities affiliated with ITAC’s sponsor or the underwriters) and they will not be redeemable by us so long as they are held by ITAC’s sponsor, the underwriters or their permitted transferees. ITAC’s sponsor, the underwriters and their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described below, the ITAC Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the ITAC Private Warrants are held by holders other than the Sponsor, the underwriters or their permitted transferees, the ITAC Private Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the units being sold in this offering.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of ITAC’s officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such working capital loans may be convertible into private equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the ITAC Private Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by the Sponsor or its affiliates, or ITAC’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Purchase Option

In connection with the IPO, ITAC sold to Maxim (and/or its designees) an option to purchase up to 203,296 units at $11.50 per unit. The units issuable upon exercise of this option are identical to those offered by this prospectus. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement of relating to ITAC’s IPO.

Dividends

ITAC has not paid any cash dividends on its common stock to date and do not intend to pay cash dividends prior to the completion of an initial business combination.

Transfer Agent and Warrant Agent

The transfer agent for ITAC’s common stock and the warrant agent for ITAC’s warrants Continental Stock Transfer & Trust Company.

Certain Provisions in the Existing ITAC Charter

The Existing ITAC Charter contains certain requirements and restrictions relating apply to us until the completion of ITAC’s initial business combination. These provisions cannot be amended without the approval of the holders of 65% of ITAC’s common stock. The Sponsor, who beneficially own 19.7% of ITAC’s common stock will participate in any vote to amend ITAC’s amended and restated certificate of incorporation and will have the discretion to vote in any manner they choose. Specifically, the Existing ITAC Charter provides, among other things, that:

•        If ITAC is unable to complete its initial business combination by the Deadline Date of December 11, 2021, which is 15 months from the closing of ITAC’s IPO (or up to 21 months from the closing of this offering if ITAC extends the period of time to consummate a business combination, as described in more detail in this proxy statement/ prospectus), ITAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay ITAC’s franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ITAC’s remaining stockholders and ITAC’s board of directors, dissolve and liquidate, subject in each case to ITAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

•        Prior to ITAC’s initial business combination, ITAC may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

•        Although ITAC does not intend to enter into an initial business combination with a target business that is affiliated with ITAC’s Sponsor, and ITAC’s directors or ITAC’s officers, and Arbe is not affiliated with the Sponsor or any of ITAC’s officers or directors, ITAC is not prohibited from doing so. In the event ITAC enter into such a transaction, ITAC, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that such an initial business combination is fair to ITAC’s stockholders from a financial point of view;

•        If a stockholder vote on ITAC’s initial business combination is not required by law and ITAC does not decide to hold a stockholder vote for business or other legal reasons, ITAC will offer to redeem ITAC’s public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing ITAC’s initial business combination which contain substantially the same financial and other information about ITAC’s initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act; whether or not we maintain ITAC’s registration under the ITAC’s Exchange Act or ITAC’s listing on Nasdaq, we will provide ITAC’s public stockholders with the opportunity to redeem their Public Shares by one of the two methods listed above;

•        So long as ITAC obtains and maintains a listing for ITAC’s securities on Nasdaq, Nasdaq rules require that ITAC must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of ITAC’s signing a definitive agreement in connection with ITAC’s initial business combination;

•        If ITAC’s stockholders approve an amendment to ITAC’s amended and restated certificate of incorporation (i) to modify the substance or timing of ITAC’s obligation to redeem 100% of ITAC’s public shares if it does not complete ITAC’s initial business combination within 15 months from the closing of this offering (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination, as described in more detail in this prospectus) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, we will provide ITAC’s public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay ITAC’s franchise and income taxes, divided by the number of then outstanding public shares; and

•        ITAC will not effectuate its initial business combination with another blank check company or a similar company with nominal operations.

In addition, the ITAC Existing Charter provides that ITAC will only redeem ITAC’s Public Shares so long as (after such redemption) ITAC’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of ITAC’s initial business combination and after payment of underwriters’ fees and commissions.

Certain Anti-Takeover Provisions of Delaware Law and the ITAC Existing Charter and Bylaws

ITAC is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of ITAC’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of ITAC’s assets. However, the above provisions of Section 203 do not apply if:

•        ITAC’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of ITAC’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by ITAC’s board of directors and authorized at a meeting of ITAC’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Exclusive Forum for Certain Lawsuits

The Existing ITAC Charter requires, to the fullest extent permitted by law, that derivative actions brought in ITAC’s name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against ITAC’s directors and officers.

The Existing ITAC Charter also provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, it provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Special Meeting of Stockholders

ITAC’s bylaws provide that special meetings of stockholders may be called only by a majority vote of ITAC’s board of directors, by ITAC’s Chief Executive Officer or by ITAC’s Chairman.

Advance Notice Requirements

ITAC’s bylaws provide than notice of each stockholders meeting will be given not less than ten nor more than 60 days prior to the date of the meeting unless otherwise required by the DGCL.

ITAC’s bylaws provide that stockholders seeking to bring business before ITAC’s annual meeting of stockholders, or to nominate candidates for election as directors at ITAC’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at ITAC’s principal executive offices not later than the close of business on the 52nd day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in ITAC’s annual proxy statement must comply with the notice periods contained therein. ITAC’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude ITAC’s stockholders from bringing matters before ITAC’s annual meeting of stockholders or from making nominations for directors at ITAC’s annual meeting of stockholders.

ITAC Class B Common Stock Consent Right

For so long as any shares of ITAC Class B Common Stock remain outstanding, ITAC may not, without the prior vote or written consent of the holders of a majority of the shares of ITAC Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision ITAC’s certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the ITAC Class B Common Stock.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of ITAC’s common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of ITAC’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) ITAC is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of ITAC’s common stock or warrants for at least six months but who are ITAC’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of Class A common stock then outstanding); or

•        the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by ITAC’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, ITAC’s initial stockholders will be able to sell their founder shares and private placement warrants, and the securities underlying the foregoing, as applicable, pursuant to Rule 144 without registration one year after ITAC have completed its initial business combination as long as ITAC remains current in its reporting obligations as required by Rule 144.

Since Arbe was never a shell corporation, the limitations provided by Rule 144 with respect to a corporation that is a former shell corporation do not apply to Arbe.

DESCRIPTION OF ARBE WARRANTS

Each Arbe Warrant to be issued to the holders of ITAC Warrants entitles the holder thereof to purchase one Arbe Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing December 11, 2021. The Arbe Warrants will expire five years after the Effective Time of the Merger at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Arbe will not be obligated to deliver any Arbe Ordinary Shares pursuant to the exercise of an Arbe Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Arbe Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to Arbe satisfying its obligations described below with respect to registration. No warrant will be exercisable and Arbe will not be obligated to issue Arbe Ordinary Shares unless the Arbe Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Arbe be required to net cash settle any Arbe Warrant.

The registration statement of which the proxy statement prospectus is a part registers the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants issued to the holders of the ITAC Warrants. Arbe is required to maintain a current prospectus relating to those Arbe Ordinary Shares until the Arbe Warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants is not effective, warrant holders may, until such time as there is an effective registration statement and during any period when Arbe will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Arbe Ordinary Shares at the time of any exercise of an Arbe Warrant are not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, Arbe will not be required to file or maintain in effect a registration statement, and in the event Arbe does not so elect, Arbe will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, Arbe may call the warrants for redemption (excluding the private warrants as described below but including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim in connection with ITAC’s IPO):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Arbe Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Arbe sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by Arbe, Arbe may not exercise our redemption right if the issuance of the Arbe Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Arbe will use its best efforts to register or qualify such Arbe Ordinary Shares under the blue sky laws of the state of residence in those states in which the ITAC warrants were offered by ITAC in its IPO.

The last of the redemption criterion discussed above is designed to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Arbe issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Arbe Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, Arbe’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Arbe’s management will consider, among other factors, Arbe’s cash position, the number of warrants that are outstanding and the dilutive effect on Arbe’s stockholders of issuing the maximum number of Arbe Ordinary Shares issuable upon the exercise of the Arbe Warrants. If Arbe’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Arbe Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Arbe Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Arbe Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Arbe’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Arbe Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If Arbe calls the Arbe warrants for redemption and Arbe’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Arbe Warrants issued in respect of their Private ITAC Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify Arbe in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Arbe Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Arbe Ordinary Shares is increased by a stock dividend payable in shares of Arbe Ordinary Shares, or by a split-up of shares of Arbe Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Arbe Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Arbe Ordinary Shares. A rights offering to holders of Arbe Ordinary Shares entitling holders to purchase Arbe Ordinary Shares at a price less than the fair market value will be deemed a stock dividend of a number of Arbe Ordinary Shares equal to the product of (i) the number of Arbe Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Arbe Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Arbe Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Arbe Ordinary Shares, in determining the price payable for Arbe Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of the Arbe Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Arbe Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Arbe, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Arbe Ordinary Shares on account of such Arbe Ordinary Shares (or other shares of Arbe into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Arbe Ordinary Share in respect of such event.

If the number of outstanding Arbe Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Arbe Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Arbe Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of Arbe Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Arbe Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Arbe Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Arbe Ordinary Shares (other than those described above or that solely affects the par value of such Arbe Ordinary Shares), or in the case of any merger or consolidation of Arbe with or into another corporation (other than a consolidation or merger in which Arbe is the continuing corporation and that does not result in any reclassification or reorganization of Arbe’s outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Arbe as an entirety or substantially as an entirety in connection with which Arbe is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Arbe Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Arbe Ordinary Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Arbe Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Arbe, which reflects an assumption and amendment to the warrant agreement between Continental Stock Transfer & Trust Company and ITAC and provides that Arbe assumes the obligations of ITAC under the warrant agreement. You should review a copy of the warrant assumption and amendment agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Arbe Warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants to make any change in the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Arbe Ordinary Shares and any voting rights until they exercise their warrants and receive Arbe Ordinary Shares. After the issuance of Arbe Ordinary Shares upon exercise of the Arbe warrants, each holder will be entitled to one (1) vote for each Arbe Ordinary Share held of record on all matters to be voted on by stockholders.

In addition, if (x) ITAC issues additional shares of ITAC Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Merger at a Newly Issued Price of less than $9.20 per share of ITAC Class A Common Stock (with such issue price or effective issue price to be determined in good faith by ITAC’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Merger on the date of the consummation of the Merger (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Arbe Warrants issued to the holders of the ITAC private warrants (including the Arbe Ordinary Shares issuable upon exercise of such Arbe Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Merger (except, among other as provided with respect to the limitation on transfer of the Founder Shares, to Arbe’s officers and directors and other persons or entities affiliated with the Sponsor or the underwriters of ITAC’s IPO) and they will not be redeemable by Arbe so long as they are held by the Sponsor, such underwriters or their permitted transferees. The Sponsor, the underwriters and their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described below, the Arbe Warrants issued in respect of ITAC private warrants have terms and provisions that are identical to those of the Arbe Warrants being issued to holders of the ITAC Public Warrants, including as to exercise price, exercisability and exercise period. Any Arbe Warrants issued in respect of ITAC Warrants, if any, issued in respect of a convertible note issued by ITAC to the Sponsor shall be identical to the Arbe Warrants issued to the holders of ITAC Private Warrants. If the Arbe Warrants issued in respect of e ITAC Private Warrants are held by holders other than the sponsor, the underwriters or their permitted transferees, such Arbe Warrants will be redeemable by Arbe and exercisable by the holders on the same basis as the Arbe warrants issued in respect of the ITAC Public Warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Arbe Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Arbe Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Arbe Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with the Merger, the Sponsor or an affiliate of the Sponsor or certain of ITAC’s officers and directors may, but are not obligated to, lend ITAC funds as may be required. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of the date of this proxy statement/prospectus, no such loans have been made.

In addition, holders of ITAC’s private placement warrants are entitled to certain registration rights, which are assumed by Arbe.

DESCRIPTION OF ARBE ORDINARY SHARES

A summary of the material provisions governing the Arbe share capital immediately following the closing of the Business Combination is described below. This summary is not complete and should be read together with the Restated Arbe Articles, a copy of which is appended as Annex B to this proxy statement/prospectus.

General

This section summarizes the material rights of the holders of Arbe Ordinary Shares under Israeli law, and the material provisions of the Restated Arbe Articles, which will become effective upon the closing of the Merger.

Authorized Capital

The authorized share capital following the closing of the Business Combination will consist of 130,000,000 Arbe Ordinary Shares, par value NIS 0.000216, of which 67,956,568 shares will be issued and outstanding upon the effectiveness of the Merger, assuming No Redemptions.

All of the outstanding Arbe Ordinary Shares are, and the Arbe Ordinary Shares to be issued pursuant to the Merger and the PIPE Subscription Agreements will be, when issued pursuant to the Business Combination Agreement and the PIPE Subscription Agreements, validly issued, fully paid and non-assessable. The Arbe Ordinary Shares are not redeemable and do not entitle their holders to preemptive rights. The Restated Arbe Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. All Arbe Ordinary Shares that will be outstanding after the Merger and the Arbe Ordinary Shares issuable upon exercise of the Arbe Warrants or Arbe’s equity-based incentive plans will have identical rights.

Subject to the rights of holders of shares with special rights (if will be issued in the future), holders of paid up Arbe Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of Arbe, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that par value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. Arbe can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to Arbe’s the authorized capital, including an increase to the authorized capital) requires shareholder approval. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of not less than one-third of the issued shares of such class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

An increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes hereof, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

Number of Directors

Under the Restated Arbe Articles, the board of directors must consist of not less than three but no more than nine directors, including external directors (as defined by the Companies Law) (if any were elected).

Election and Removal of Directors

Pursuant to the Restated Arbe Articles, each of the directors will be appointed by a simple majority vote of holders of the voting shares, participating and voting at an annual general meeting of the shareholders.

In addition, the directors are divided into three classes, the term of office of each class of which shall expire at the first, second and third Annual General Meetings, as applicable, to be held following the closing of the Business

Combination, and when their successors are elected (or re-elected) and qualified, at the annual general meeting of Arbe shareholders. Such elected successors shall serve on the board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 60% of the total voting power of the shareholders at a general meeting of Arbe’s shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law or the Restated Arbe Articles. In addition, the Restated Arbe Articles allow Arbe’s board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under the Restated Arbe Articles. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment.

Dividends and Liquidation

Arbe may declare a dividend to be paid to the holders of the Arbe Ordinary Shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Restated Arbe Articles will not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, Arbe would only be permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.

In the event of Arbe’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of the Arbe Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Shareholder Meetings

Under Israeli law, Arbe is required to hold an annual general meeting of its shareholders once every calendar year (“Annual Shareholder Meeting”) and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Restated Arbe Articles as special meetings (“Special Shareholder Meeting,” and together with the Annual Shareholder Meeting - “General Shareholder Meeting”). The board of directors may call special meetings whenever it sees fit, at such time and place, as it may determine. In addition, the Israeli Companies Law provides that the board of directors is required to convene a special meeting upon the written request of (i) any two or more of Arbe’s directors or one-quarter or more of the members of Arbe’s board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of Arbe’s issued and outstanding shares and 1% or more of Arbe’s outstanding voting power or (b) 5% or more of Arbe’s outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four (4) and forty (40) days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to the articles of association;

•        appointment or termination of auditors;

•        appointment of external directors (to the extent required);

•        approval of certain related party transactions as required by law;

•        increases or reductions of authorized share capital;

•        a merger; and

•        the exercise of the board of director’s powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for proper management of the company.

The Israeli Companies Law and the regulations promulgated thereunder requires that a notice of any annual general meeting or special meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger, approval of compensation policy or approval of compromise or settlement between the company to its creditors or shareholders, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law and the Restated Arbe Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to the amended and Restated Arbe Articles, holders of the Arbe ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for Arbe’s general meetings of shareholders consists of at least two shareholders present in person or by proxy and holding shares representing in the aggregate at least 25% of Arbe’s voting power. A meeting adjourned for lack of a quorum will be adjourned either to (i) such day and at such time and place as indicated in the notice to such meeting, or (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the chairperson of the meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At the adjourned meeting, two or more shareholders, present in person or by proxy shall constitute a quorum.

Voting Requirements

The Restated Arbe Articles provide that all shareholder resolutions require a simple majority vote, unless otherwise required by the Israeli Companies Law or by the Restated Arbe Articles. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require a special majority approval, and approval of certain compensation-related matters require the approval described above under “Management Following the Business Combination — Committees of the Board of Directors — Compensation Committee” and “— Compensation Policy under the Israeli Companies Law.” The Restated Arbe Articles also provide that the removal of any director from office or the amendment of the provisions relating to Arbe’s staggered board requires the vote of 60% of the total voting power of its shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of the general meetings, the shareholders register, the material shareholders register (which, according to the Israeli Companies Law, holding 5% or more of a company shares), the articles of association, the financial statements, and any document that a company is required by law to file publicly with the Israeli Companies Registrar and other documents as provided in the Israeli Companies Law. Any shareholder who specifies the purpose of its request may request to review any document in Arbe’s possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. Arbe may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair its interests.

Changes in Capital

The Restated Arbe Articles enable Arbe to increase or reduce its share capital. Any such changes are subject to the Israeli Companies Law and must be approved by a resolution duly passed by its shareholders at a general shareholder meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both the board of directors and an Israeli court. The creation of any class or series of Arbe Ordinary Shares which grants voting, or dividend right or rights on liquidation that are different from the rights of the holders of the Arbe Ordinary Shares being issued pursuant to the Recapitalization and the Business Combination Agreement will require shareholder approval.,

Limitations on Liability and Indemnification of Officers and Directors

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate in advance an office holder from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. The Restated Arbe Articles to be effective following the closing of the Business Combination include such a provision. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder in connection with a monetary sanction or as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to Arbe, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the company;

•        a breach of duty of care to the company or to any other person;

•        a financial liability imposed on such Office Holder in respect to his or her capacity as an Office Holder in favor of any other person; and

•        any other event, occurrence, matter or circumstances under any law with respect to which the company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in the articles of association, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Competition Law).

Under the Israeli Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and CEO, also by shareholders.

The Restated Arbe Articles permit Arbe to exculpate, indemnify and insure its office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers’ liability insurance policy.

Arbe has entered into agreements with each of its directors and certain executive officers exculpating them, to the fullest extent permitted by law, from liability to Arbe for damages caused to it as a result of a breach of duty of care, and undertook to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on Arbe’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

Effective as of the date of the close of the Merger, the maximum indemnification amount set forth in such agreements is limited to USD $__ million. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding against any of Arbe’s office holders as to which indemnification is being sought, nor is Arbe aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Exclusive Jurisdiction of Certain Actions

The Restated Arbe Articles provide that unless Arbe consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The Restated Arbe Articles provide that unless Arbe consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Arbe, (ii) any action asserting a claim of breach of a duty owed by any director, officer or other employee of Arbe to Arbe or Arbe’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Securities Law or otherwise arising from the holding of shares in Arbe.

Transfer Agent and Warrant Agent

The transfer agent for the Arbe Ordinary Shares and the warrant agent for the Arbe Warrants will be Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, telephone: (212) 509-4000.

Anti-Takeover Provisions

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who do not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of a company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Israeli Companies Law are met, a majority of each party’s shareholders voting on the matter. The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Israeli Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Israeli Companies Law allows Arbe to create and issue shares having rights different from those attached to its ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of the Business Combination, no preferred shares will be existing under the Restated Arbe. In the future, if Arbe does authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent Arbe shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an approval by a resolution of the general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting Rights.” In addition, as disclosed under “— Election of Directors” Arbe will have a classified board structure upon closing of the Business Combination, which will limit the ability of any investor or potential investor or group of investors or potential investors to gain control of Arbe’s board of directors.

LEGAL MATTERS

The validity of the securities of Arbe to be issued in connection with the Business Combination agreements has been passed upon for Arbe by Erdinast, Ben Nathan, Toledano & Co., Tel Aviv, Israel. DLA Piper LLP (US), New York, New York has acted as US counsel for Arbe and Ellenoff Grossman & Schole LLP has acted as counsel for ITAC,

EXPERTS

The consolidated financial statements of Arbe as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 consolidated financial statements contains an explanatory paragraph that states that Arbe’s recurring losses from operations and negative cash flow from operating activities raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Marcum LLP, independent registered public accounting firm, has audited ITAC’s financial statements (as restated) as of December 31, 2020 and for the period from June 2, 2020 (inception) to December 31, 2020 as set forth in their report, which is included herein. These consolidated financial statements (as restated) are included herein in reliance on their reports given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Arbe has filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities it is offering by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, Arbe will be subject to the information requirements of the Exchange Act and will file annual and other periodic and current event reports, proxy statements and other information with the SEC. You can read Arbe’s SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, ITAC and servicers that it employs to deliver communications to ITAC’s stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, ITAC will deliver a separate copy of this proxy statement/prospectus/consent solicitation to any stockholder at a shared address to which a single copy of this proxy statement/prospectus/consent solicitation was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus/consent solicitation may likewise request that ITAC deliver single copies of ITAC’s proxy statement in the future. Shareholders may notify ITAC of their requests by calling or writing ITAC at its principal executive offices at 5090 Richmond Ave, Suite 319, Houston, Texas 77056.

WHERE YOU CAN FIND MORE INFORMATION

ITAC files, and Arbe will file, reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Arbe at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing to ITAC at 5090 Richmond Ave, Suite 319, Houston, Texas 77056, and telephone (713) 599-1300 or to Arbe at HaHashmonaim St 107, Tel Aviv-Yafo, Israel, telephone +972-73-7969804, ext. 200.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

Page
Arbe Robotics Ltd.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2020 and 2019	F-3
Consolidated Statements of Operations for the years ended December 31,2020 and 2019	F-5
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Deficiency for the years ended December 31, 2019 and 2020	F-6
Consolidated states of Cash Flow	F-7
Notes to Consolidated Financial Statements	F-8

Industrial Tech Acquisitions, Inc.
Report of Independent Registered Public Accounting Firm	F-30
Balance Sheet as December 31, 2020 (as Restated)	F-31
Statement of Operations for the period June 2, 2020 (inception) to December 31, 2020 (as Restated)	F-32
Statement of Changes in Stockholders‘ Equity for the period June 2, 2020 (inception) to December 31, 2020 (as Restated)	F-33
Statement of Cash Flows for the period June 2, 2020 (inception) to December 31, 2020 (as Restated)	F-34
Notes to Financial Statements	F-35

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Arbe Robotics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, statement of changes in redeemable convertible preferred shares and shareholders’ deficiency, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company has suffered recurring losses from operations, and has a negative cash-flow from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

June 3, 2021

Tel-Aviv, Israel

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,857	$6,989
Restricted cash	97	14
Short term bank deposits	100	9,960
Trade receivable	137	—
Prepaid expenses and other receivables	830	459

Total current assets	4,021	17,422

NON-CURRENT ASSETS:

Property and equipment, net	384	456

Total non-current assets	384	456

Total assets	$4,405	$17,878

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2020	2019
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Current maturities of long-term loan	$1,879	$1,993
Trade payables	1,209	2,272
Employees and payroll accruals	1,538	1,171
Deferred revenue	281	206
Accrued expenses and other payables	364	720
Total current liabilities	5,271	6,362

LONG-TERM LIABILITIES:
Long-term loan	676	2,106
Convertible loan	1,641	—
Warrants to purchase Series B-1 preferred shares	375	139
Warrants to purchase Series B-2 preferred shares	1,159	351
Total long-term liabilities	3,851	2,596

REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Seed redeemable convertible preferred shares, NIS 0.01 par value per share, 150,000 shares authorized as of December 31, 2020 and 2019; 119,769 issued and outstanding as of December 31, 2020 and 2019;	650	650
Series A redeemable convertible preferred shares, NIS 0.01 par value per share, 200,000 shares authorized as of December 31, 2020 and 2019; 168,208 issued and outstanding as of December 31, 2020 and 2019;	9,394	9,394
Series A-1 redeemable convertible preferred shares, NIS 0.01 par value per share, 150,000 shares authorized as of December 31, 2020 and 2019; 118,035 issued and outstanding as of December 31, 2020 and 2019;	2,500	2,500
Series B redeemable convertible preferred shares, NIS 0.01 par value per share, 265,000 and 300,000 shares authorized as of December 31, 2020 and 2019, respectively; 234,839 and 226,308 issued and outstanding as of December 31, 2020 and 2019, respectively;	32,159	30,982
Series B-1 redeemable convertible preferred shares, NIS 0.01 par value per share, 100,000 shares authorized as of December 31, 2020 and 2019; 89,604 issued and outstanding as of December 31, 2020 and 2019;	10,447	10,447
Series B-2 redeemable convertible preferred shares, NIS 0.01 par value per share, 35,000 and 0 shares authorized as of December 31, 2020 and 2019, respectively; 1,556 and 0 issued and outstanding as of December 31, 2020 and 2019, respectively;	290	—
Total redeemable convertible preferred shares	55,440	53,973

SHAREHOLDERS’ DEFICIENCY:
Ordinary Shares, NIS 0.01 par value; 1,150,000 and 1,150,000 authorized shares; 200,451 and 195,562 outstanding shares at December 31, 2020 and 2019, respectively;	*)	*)
Additional paid-in capital	1,397	876
Accumulated deficit	(61,554)	(45,929)
Total shareholders’ deficiency	(60,157)	(45,053)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficiency	$4,405	$17,878

____________

*)       Represents less than $1.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019
Revenues	$332	$—

Cost of revenues	340	—

Gross loss	8	—

Operating expenses:
Research and development, net	12,794	22,012
Sales and marketing	1,063	1,933
General and administrative	1,093	1,187

Total operating expenses	14,950	25,132

Operating loss	14,958	25,132

Financial expenses, net	667	475

Net loss	$15,625	$25,607

Basic and diluted net loss per share attributable to Ordinary Shareholders	$78.52	$132.93

Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders	198,997	192,628

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
SHAREHOLDERS’ DEFICIENCY
U.S. dollars in thousands (except share data)

	Redeemable convertible preferred Shares																	Additional paid-in capital		Accumulated deficit	Total Shareholders’ deficiency
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total Amount	Ordinary Shares
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount		Number	Amount
Balance at January 1, 2019	119,769	$650	168,208	$9,394	118,035	$2,500	—	—	—	—	—	—	$12,544	192,612	$	*	)	$407		$(20,322)	$(19,915)

Issuance of redeemable convertible preferred shares	—	—	—	—	—	—	226,308	30,982	—	—	—	—	30,982	—		—		—		—	—
Conversion of convertible loan	—	—	—	—	—	—	—	—	89,604	10,447	—	—	10,447	—		—		—		—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		411		—	411
Warrants to service providers	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		58			58
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	2,950		*	)	*	)	—	* )
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		—		(25,607)	(25,607)

Balance at December 31, 2019	119,769	650	168,208	9,394	118,035	2,500	226,308	30,982	89,604	10,477	—	—	53,973	195,562		*	)	876		(45,929)	(45,053)

Issuance of redeemable convertible preferred shares	—	—	—	—	—	—	8,531	1,177	—	—	—	—	1,177	—		—		—		—	—
Exercise and conversion of warrants	—	—	—	—	—	—	—	—	—	—	1,556	290	290	—		—		—		—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		439		—	439
Warrants to service providers	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		52		—	52
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	4,889		*	)	30		—	30
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		—		(15,625)	(15,625)

Balance at December 31, 2020	119,769	$650	168,208	$9,394	118,035	$2,500	234,839	$32,159	89,604	$10,447	1,556	$290	$55,440	200,451		*	)	$1,397		$(61,554)	$(60,157)

____________

*)       Represents less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net Loss	$(15,625)	$(25,607)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	228	237
Stock-based compensation	439	411
Warrants to service providers	52	58
Revaluation of warrants and accretion	1,106	26
Revaluation of convertible loan	—	184
Change in operating assets and liabilities:
Increase in trade receivable	(137)	—
Decrease (increase) in prepaid expenses and other receivables	(371)	556
Increase (decrease) in trade payables	(1,063)	692
Increase in employees and payroll accruals	367	398
Increase in deferred revenue	75	206
Increase (decrease) in accrued expenses and other payables	(356)	280
Net cash used in operating activities	(15,285)	(22,559)

Cash flows from investing activities:
Change in bank deposits	9,860	(8,310)
Purchase of property and equipment	(156)	(227)
Net cash provided by (used in) investing activities	9,704	(8,537)

Cash flows from financing activities:
Proceeds from long-term loan and warrants for the purchase of Series B-1 redeemable convertible preferred shares, net of issuance costs of $50	—	4,764
Repayment of long-term loan	(1,585)	(560)
Proceeds from issuance of redeemable convertible preferred shares and warrants for the purchase of Series B-2 redeemable convertible preferred shares, net of 2019 issuance costs of $230	1,190	31,341
Proceeds from Exercise of warrants	256	—
Proceeds from exercise of options, net	30	* )
Proceeds from convertible loan	1,641	—
Net cash provided by financing activities	1,532	35,545

Increase (decrease) in cash, cash equivalents and restricted cash	(4,049)	4,449
Cash, cash equivalents and restricted cash at the beginning of the year	7,003	2,554

Cash, cash equivalents and restricted cash at the end of the year	$2,954	$7,003

Supplemental non-cash disclosure:
Conversion of warrants liability into convertible preferred shares	$85	—
Conversion of convertible loan	—	$10,447

Supplemental disclosure of cash flows activities:
Interest paid	$411	$259

____________

*)       Represents less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 1:-     General

a.      Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company is a provider of 4D imaging radar solution for safer and autonomous vehicles.

On October 26, 2017, the Company established a new entity under the General Corporation Laws of the State of Delaware, named “Arbe Robotics US Inc”. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

b.      As of December 31, 2020, the Company has an accumulated deficit in the amount of $61,554 and negative cash flows from operating activities in the amount of $15,285 for the year ended December 31, 2020.

To date, the Company has not generated enough revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities up until a positive cash flow from its business operation will be achieved. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s management seeks to raise the required funds in order to continue to operate as a going concern in the coming year. Nonetheless, there can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional restructuring actions, which may include significantly reducing its anticipated level of expenditures. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

c.      The Company depends on a certain supplier for the development and production of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in this supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.      In the first quarter of 2020, the world was hit by the global spread of COVID-19. This dramatic event resulted in macroeconomic consequences. Many countries, including Israel, took significant steps to stem the spread of the virus. These measures included: quarantines, social distancing, restrictions on the movement of citizens, minimizing (and preventing) gatherings and events, restricting transportation of passengers and goods, closing international borders.

The spread of COVID-19 and the actions taken by governments have had a significant impact on the automotive industry, which experienced a dramatic decline in volumes of vehicle production and sales. Some automotive factories were shut down during this period and new projects planned for the near future were put on hold or cancelled. As a result, some advanced driver assistance systems providers, announced following the spread of the pandemic that production would be suspended due to low demand and bottlenecks in the supply chain, alongside their commitment to safeguard the health of employees.

The extent of the impact of the pandemic on the Company’s operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on the Company’s customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. The Company believes that the long-term horizon of its business plans can mitigate the impact of the pandemic, but it has taken various measures (such as furloughing employees and adjusting wages) to minimize expenses during this period of reduced activity.

Overall, the Company significantly reduced its research and development expenses in the year ended December 31, 2020 compare to 2019 and it does not believe that there was any material adverse effect on its revenue.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies

a.      Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis for all years presented in these financial statements.

The consolidated financial statements include the accounts of the Company’s wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

b.      Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions including fair value of warrants, share-based compensation and the underlying fair value of the Company’s ordinary shares. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

c.      Consolidated financial statements in U.S. dollars:

A substantial portion the Company’s activity including transactions with customers, as well as equity transactions and cash investments, are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. The Company has determined the functional currency of its U.S. subsidiary to be the U.S. Dollar.

Monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

Transactions in foreign currency are translated into dollars in accordance with the principles set forth in ASC Subtopic 830-20, Foreign Currency Transaction. Monetary assets and liabilities denominated in foreign currencies of the reporting date are translated to the functional currency at the closing rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currency are translated using the exchange rate at the date of the transaction. Gains and losses from remeasurement assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations.

d.      Concentration of risk:

Most of the Company’s cash and cash equivalents, restricted cash and short-term deposits were deposited with Israeli banks and were comprised mainly of cash deposits and short-term deposits.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

The Company’s trade receivable derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

e.      Cash and cash equivalents and restricted cash:

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash consists of deposits that serves as collateral for a credit card agreement and lease agreements at one of the Company’s financial institutions.

f.       Short term deposits:

Short-term deposits are bank deposits with an original maturity of more than three months and less than one year from the date of acquisition. The deposits are presented according to their terms of deposit.

g.      Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term deposits, restricted cash, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities.

In accordance with ASC No. 820, the Company measures its short-term deposits at fair value. Short-term deposits are classified within Level 1. This is because these assets are valued using quoted market prices.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

h.      Trade Receivables

Trade receivable are recorded at the invoiced amount and do not bear interest. Trade receivable are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing trade receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. No allowance for doubtful accounts was recorded for the periods presented.

i.       Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	15 – 33
Office furniture and equipment	7 – 15
Leasehold improvement	(*	)

__________

(*)      Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

j.       Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2020 and 2019, no impairment losses were identified.

k.      Accrued post-employment benefit:

Under Israeli employment laws, employees of the Company are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to monthly payments made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $466 and $440 for the year ended December 31, 2020 and 2019, respectively.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

l.       Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of income.

The Company measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the requisite service period.

For nonemployees, the Company implemented Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” and accordingly, estimates the fair value of equity-based awards to nonemployees on the date of grant using an option-pricing model.

m.     Net loss per share attributable to ordinary shareholders:

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, equal to the higher of their original issue price pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares and that there are no preferences to any holders of any shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

n.      Other Comprehensive Income (loss)

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

o.      Leases:

Leases are classified as either capital or operating leases at their inception. In certain lease agreements, the Company may receive renewals or expansion options, rent holidays, and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the leased asset is achieved, without regard to deferred payment terms such as rent holidays that defer the required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. For the periods reported the Company did not have any capital leases.

p.      Revenue recognition:

The Company follows the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which apply to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        Identify the contract(s) with a customer;

•        Identify the performance obligations in the contract;

•        Determine the transaction price;

•        Allocate the transaction price to the performance obligations in the contract; and

•        Recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines the performance obligations and assesses whether each promised good or service is distinct.

The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

Nature of Products and Services

The Company derives its revenues mainly from sales of radar systems to be installed onto automotive vehicles. Revenue from radar systems is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

Right of Return

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product delivery.

Deferred Revenue

Deferred revenues, which represent a contract liability, include amounts paid by customers not yet recognized as revenues.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

q.      Research and development expenses, net:

Research and development costs, net of grants received, are charged to the consolidated statement of operations as incurred.

r.       Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This standard prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial statement carrying amount and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the facts, circumstances, and information available at the reporting date.

s.       Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2020, and 2019, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

t.       Recently issued accounting pronouncements not yet adopted:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In February 2016, the FASB issued ASU 2016-02 — Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 2:-     Significant Accounting Policies (cont.)

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:-     REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography, based on the billing address of the Company’s customers, consists of the following (in thousands):

	Year ended December 31
	2020		2019
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
USA	$105	31.6%	—	—
Germany	80	24.1%	—	—
Israel	69	20.8%	—	—
China	35	10.6%
Hong Kong	34	10.2%
Other	9	2.7%
Total revenue	332	100%	—	—

Out of the $206 deferred revenue balance as of December 31, 2019, $137 were recognized as revenue for the years ended December 31, 2020.

Contract Liabilities

Contract liabilities consist of deferred revenue and customer advanced payments. Deferred revenue includes billings in excess of revenue recognized related to product sales and is recognized as revenue when the Company performs under the contract. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment term. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer.

Contract liabilities presented as deferred revenue amounted to $281 and $206 as of December 31, 2020 and 2019, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services revenue not yet performed. As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $1.1 million, which the Company expects to recognize as revenue over the next 12 months.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-     PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2020	2019
Government authorities	$150	$305
Deposits	68	85
Grants receivable	597	27
Prepaid expenses and other	15	42
	$830	$459

Note 5:-     Property and Equipment

	December 31,
	2020	2019
Cost:
Equipment	$763	$628
Leasehold improvement	168	154
Office furniture and equipment	76	69
	1,007	851
Accumulated depreciation	623	395
Property and equipment, net	$384	$456

Depreciation expense for the years ended December 31, 2020 and 2019 were $228 and $237, respectively.

Note 6:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.      Lease commitments:

On December 11, 2017, the Company has entered into a lease agreement for its operating facilities. The lease agreement is effective commencing March 1, 2018 through February 28, 2021 and is automatically renewable unless the Company provides a notice 120 days before the end of the lease term. Such notice was not provided.

On December 30, 2018, the Company has entered into a new lease agreement in an additional floor in the same building. The new lease agreement is effective commencing January 1, 2019 through December 31, 2020 and requires a renewal notice by the Company 60 days before the end of the lease. Such notice was provided during 2020.

The minimum future lease payments due under the non-cancelable lease agreements subsequent to December 31, 2020, are as follows:

Year ending December 31,	Operating lease
2021	257
2022	259
2023	208
2024	35

Expenses for lease of facilities for the years ended December 31, 2020 and 2019 were approximately $237 and $236, respectively.

b.    The Company participated in programs sponsored mainly by the Israeli government for the support of its research and development activities. Through December 31, 2020, the Company had obtained grants aggregating to $3,425 for certain of its research and development projects. The Company is obligated

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 6:-     COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

to pay royalties to the IIA, amounting to 3% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

c.      Obligations under the credit facility agreement (see Note 8) are secured by a pledge of substantially all of the assets of the Company and the guarantors, and contains affirmative, negative and financial covenants. Affirmative covenants include, among other things, the delivery of financial and other information. Negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. The Company was in compliance with all its financial covenants under the credit facility agreement. The credit facility agreement includes customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and a change of control default. The occurrence of an event of default could result in an acceleration of obligations under the credit facility agreement.

Note 7:-     CONVERTIBLE LOAN

On April 10, 2018, the Company entered into an advance investment agreement with a new investor and four of its existing shareholders according to which:

1.      Upon closing, each investor shall provide advances to the Company as listed in the agreement, totaling an aggregate amount of $10,000 for all investors (the “Advanced Amount”).

2.      The new investors were granted additional rights to acquire shares upon the occurrence of certain events:

Conversion upon a qualified financing

In the event that following the Closing and prior to the Due Date (as defined below), the Company consummates a Qualified Financing (an equity investment in the Company of at least $10,000), then the Advanced Amount shall automatically be converted into an equity investment in the Company, on the same terms and conditions applicable to the most senior class of share issued in such Qualified Financing, except that the price per share applicable thereto shall be equal to the lower of: (i) 20% less than the price per share paid by the investors in the Qualified Financing, or (ii) a price per share reflecting an agreed pre-money valuation of the Company. Each investor shall receive fully-paid and non-assessable shares of the Company, of the same class and type of securities received by the investors in such Qualified Financing.

Conversion upon a financing round

In the event that the Company consummates any financing round which does not qualify as a Qualified Financing, then, the investors shall be entitled to convert the Advanced Amount into an equity investment in the same terms and conditions as upon a Qualified Financing. Notwithstanding the above, in the event the majority investor decide to convert, then all other investors will be obligated to do so.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 7:-     CONVERTIBLE LOAN (cont.)

Upon an exit event

In the event the Company consummates an exit event, prior to the conversion of the Advanced Amount, then at each investor election (a) such investor shall be entitled to a redemption payment equal to 150% of his respective portion of the Advance Amount or (b) the Advanced Amount shall be converted into an equity investment in the Company at a price per share reflecting an agreed pre-money valuation of the Company.

Voluntary conversion

Notwithstanding the above, the majority investors have the right to convert the Advanced Amount into an equity investment in the Company, at any time prior to or following the Due Date. In the event that the majority investors so decide, each of the investors shall receive such number of fully-paid and non-assessable shares by dividing such investor’s Advanced Amount by a price per share reflecting an agreed pre-money valuation of the Company.

Conversion upon due date

Notwithstanding the above, in the event that the Company does not consummate by the lapse of twenty four (24) months from the Closing (the “Due Date”), a Qualified Financing, Financing Round or an Exit Event and the Advanced Amount or any portion thereof has not been converted, then, each of the investors may elect to convert the Advanced Amount by a price per share reflecting an agreed pre-money valuation of the Company.

On June 25, 2019, the Company entered into a share purchase agreement (the “SPA”) under which the Company raised an amount of $17,321 upon an issuance of 112,249 series B convertible preferred shares and 12,346 warrants B-2. On December 4, 2019, an amendment to the SPA was signed, allowing the issuance of additional shares and warrants. Under both the SPA and the amendment, the Company raised an aggregate amount of $31,571 upon the issuance of 226,308 series B convertible preferred shares and 21,096 warrants B-2. As a result of the qualified investment round, the convertible loan was automatically converted into an equity investment of 89,604 series B-1 convertible preferred shares, reflecting 20% less than the price per share paid by the investors in the SPA.

In accordance with ASC 480, the warrants to series B-2 convertible preferred shares are considered free standing warrants for shares that are redeemable and should be classified as liabilities on the consolidated balance sheet at fair value regardless of their redemption feature or redemption price and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

During December 2020, the Company received an amount of $1,641 as part and on the account of an additional advance investment agreement in a total amount of $12,978 (the “Advanced Amount”) which was entered into during the first quarter of 2021 (see note 15a). The advance investment amount is convertible into an equity investment in the Company upon the occurrence of certain events:

Conversion upon a qualified financing

In the event that following the Closing and prior to the Due Date (as defined below), the Company consummates a Qualified Financing (an equity investment in the Company of at least $30,000), then the Advanced Amount shall automatically be converted into an equity investment in the Company, on the same terms and conditions applicable to the most senior class of preferred shares of the Company issued in such Qualified Financing, except that the price per share applicable thereto shall be equal to the lower of (i) 20% less than the price per share paid by the investors in the Qualified Financing, or (ii) a

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 7:-     CONVERTIBLE LOAN (cont.)

price per share reflecting an agreed pre-money valuation of the Company. Each investor shall receive fully-paid and non-assessable shares of the Company, of the same class and type of securities received by the investors in such Qualified Financing.

Conversion upon a non-qualified financing

In the event of any equity investment in the Company which is not a Qualified Financing, whether occurring prior to or following the Due Date (a “Non-Qualified Financing”), the payer shall have the right (but not the obligation) to elect, by written notice to the Company to be provided prior to the closing of such Non-Qualified Financing, to treat such Non-Qualified Financing as if it were a Qualified Financing. Notwithstanding the above, in the event the majority investors decide to convert, then all other investors will be obligated to do so.

Upon an exit event

In the event the Company consummates an exit event (any deemed liquidation), prior to the conversion of the Advanced Amount, then the investor is entitled to elect (i) a redemption payment of 1.5 times the advance amount if the exit event occurs prior to the first anniversary of the closing of this agreement (ii) or 2 times the advance amount of an exit event occurs following the first anniversary of the closing of this agreement (iii) or the conversion of the advanced amount into shares, at a price per share equal to the lower of (a) 20% less than the price per share paid by the investors in the investment round, or (b) a price per share reflecting the agreed upon pre-money valuation.

Upon an IPO

In the event the Company consummates an IPO (including a De-SPAC transaction or business combination), prior to the conversion of the Advanced Amount, then the Advanced Amount shall be automatically converted into an equity investment in the Company such that the Payer shall receive, immediately prior to the IPO, in consideration for the conversion of the Advanced Amount, such number of fully-paid and non-assessable shares of the most senior class of preferred shares of the Company existing in the Company’s capitalization table immediately prior to the conversion of the Advanced Amount, having the most preferential rights, privileges and preferences applicable thereto, equal to the quotient received by dividing the Advanced Amount by a price per share equal to the lower of (a) 20% less than the price per share paid by the investors in the investment round, or (b) a price per share reflecting the agreed upon pre-money valuation.

Notwithstanding the foregoing, if in such IPO conversion the total shares issued to the payer have a value of less than (a) 1.5 times the advanced amount (in the event such IPO occurs prior to the first anniversary of the Closing of this Agreement), or (b) 2 times the advanced amount (in the event such IPO occurs following the first anniversary of the closing), the Company shall be obligated to issue to the payer additional securities so that the shares held by the Payer upon such IPO conversion have a value of at least 1.5 times the Advanced Amount or 2 times the advanced amount.

Voluntary conversion

Notwithstanding the above, the majority payers have the right to elect that the total aggregate amounts extended to the Company under all advanced agreements be converted into an equity investment in the Company at any time prior to or following the due date. In the event that the majority payers so elect, the payer will be obligated to convert the advanced amount into an equity investment in the Company such that payer shall receive, in consideration for the conversion of the advanced amount, such number of fully-paid and non-assessable shares of the most senior class of preferred shares of the Company immediately prior to the conversion of the advanced amount, equal to the quotient received by dividing the advanced amount by a price per share reflecting the agreed upon pre-money valuation.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 7:-     CONVERTIBLE LOAN (cont.)

Conversion upon due date

In the event that the Company does not consummate, by the lapse of twenty four (24) months from the Closing (the “Due Date”), a Qualified Financing, an exit event or an IPO and the advanced amount has not been converted in accordance with the terms of the agreement, then, at any time thereafter, the payer shall be entitled, to have the advanced amount converted into an equity investment in the Company such that the payer shall receive, in consideration for the conversion of the advanced amount, such number of the then fully-paid and non-assessible most senior class of preferred shares of the Company, equal to the quotient received by dividing the advanced amount by a price per share equal to the lower of (i) US $164.61 or (ii) the price per share of the then fully-paid and non-assessible most senior class of preferred shares of the Company issued at a future Non-Qualified Financing.

The advance investment agreements above were presented as liabilities in the financial statements in accordance with ASC 480 “Distinguishing Liabilities from Equity”, as their conversion upon an Equity Financing or Liquidity Event requires the delivery of a variable number of shares at a fixed value known at inception (i.e. principal amount).

Note 8:-     LONG TERM LOAN

On February 21, 2019, the Company entered into an agreement (“the agreement”) with Kreos Capital VI (Expert Fund) L.P, (“the Lender”) under which over certain period, the Company can withdraw a term loan up to total amount of $5,000. The first amount of $3,000 received in February 2019 and additional amount of $2,000 received in November 2019. The loan bears monthly interest payments of 11% annually, and following first three months of interest payments, the loan is payable by thirty-three equal monthly payments of principal and interest. According to the Company’s obligations under the agreement, in addition to the interest, the Company issued to the Lender warrants for the purchase of a number of convertible Series B-1 convertible preferred shares, for an aggregate exercise price of $550. The shares issuable to the Lender upon exercise of the warrants under this agreement, shall be, at the Lender’s election of pre-determined type of shares. The Company considers the loan as credit facility and as the warrants are transferable separately from the loan, the warrants were classified as freestanding and treated as liability pursuant to ASC 480 and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations. During 2020 and 2019, the Company recognized $235 and $23 with respect to these warrants as finance expenses, respectively. As of December 31, 2020 and 2019, the warrants liability amounted to $375 and $139, respectively.

Note 9:-     Share Capital

Ordinary shares confer upon the holders voting rights. The holders of Ordinary Shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the preferential rights of holders of all outstanding preferred shares.

Note 10:-    convertible preferred shares

In June and December 2019, the Company issued shares of Series B convertible preferred shares aggregated to 226,308 shares and 21,096 Warrants to purchase Series B-2 preferred shares for total gross proceeds of $31,571. In addition, the Company issued 89,604 shares of Series B-1 convertible preferred shares for $111.6 per share representing the conversion of the principle amount of convertible loan of $10,000.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 10:-    convertible preferred shares (cont.)

In March 2020, the Company issued additional 8,531 shares of Series B convertible preferred shares and 795 Warrants to purchase Series B-2 preferred shares for total proceeds of $1,190.

In December 2020, some of the Warrants B-2 were exercised resulting with the issuance of 1,556 shares of Series B-2 convertible preferred shares for total gross proceeds of $256.

The following table sets forth information as to the authorized and issued and outstanding shares in each series of preferred shares and the aggregate liquidation preference for each series at December 31, 2020 and 2019.

	December 31, 2020
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands except of share data)
Seed	150,000	119,769	$650
Series A	200,000	168,208	9,500
Series A-1	150,000	118,035	2,500
Series B	265,000	234,839	32,761
Series B-1	100,000	89,604	10,000
Series B-2	35,000	1,556	256
Total convertible preferred shares	900,000	732,011	$55,667
	December 31, 2019
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands except of share data)
Seed	150,000	119,769	$650
Series A	200,000	168,208	9,500
Series A-1	150,000	118,035	2,500
Series B	300,000	226,308	31,571
Series B-1	100,000	89,604	10,000
Total convertible preferred shares	900,000	721,924	$54,221

 The holders of the convertible preferred shares have the following rights, preferences and privileges:

Dividend Rights

In the event that dividends are declared and distributed, then such dividends shall be paid to the all shareholders holding issued, outstanding and fully paid-up shares pursuant to the provisions of, and in accordance with the liquidation preference described below. To date, no dividends have been declared.

Conversion Rights

At any time following the date of issuance, each preferred share is convertible, at the option of its holder, into the number of ordinary shares, calculated by dividing the applicable original issue price per share of each series by the applicable conversion price per share of such series. The initial conversion price of the Series B-2 Preferred shares shall be $164.6, the Series B-1 Preferred shares shall be $111.6, the Series B Preferred shares shall be $139.5, the Series A-1 Preferred shares shall

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 10:-    convertible preferred shares (cont.)

be $21.2, the Series A Preferred shares shall be $56.5, and the Seed Preferred shares shall be $5.4. The conversion price may be adjusted from time to time based on certain events such as share splits, subdivisions, reclassification, dividends or distributions, exchanges, or in connection with anti-dilution on a broad-based weighted-average basis. The convertible preferred shares are subject to mandatory conversion upon (i) closing of a qualified IPO on an internationally recognized stock exchange yielding net proceeds to the Company of at least $50 million; (ii) written consent or written agreement of the preferred majority on terms which will provide each holder of Preferred B Shares at least two times the original issue price of the Preferred B Shares; and (iii) written consent or written agreement of the preferred majority, provided, however, that the preferred majority shall include the consent of holders of Preferred B Shares who hold at least 75% of the issued Preferred B Shares, which consent shall include the consent of the largest Preferred B shareholder.

Liquidation Preference

Upon a “Distribution Event” which include any liquidation, certain change of control transactions and distribution of dividend, the holders of convertible preferred shares then outstanding shall be entitled to be paid out of the Company assets available for distribution, in accordance with the following order of preference and priority. The liquidation preference of convertible preferred shares (Seed, Series A, Series A-1, Series B, Series B-1, and Series B-2) will be an amount per share equal to the greater of (a) the original issue price minus any distributable proceeds of any kind previously paid in preference on such share, including by way of distribution of dividends, or (b) such amount per share as would have been payable had all shares been converted into ordinary shares immediately prior to Distribution Event. If upon any Distribution Event, the assets of the Company are insufficient to make payment in full to the holders of convertible preferred shares, then such assets shall be distributed among the holders of convertible preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment has been made to the holders of the convertible preferred shares, the remaining assets available for distribution will be distributed ratably among the holders of ordinary shares.

Voting Rights

Each holder of convertible preferred shares is entitled to the number of votes equal to the number of ordinary shares into which such shares of convertible preferred shares could be converted.

Classification of Convertible Preferred Shares

The deemed liquidation preference provisions of the convertible preferred shares in transaction in addition to the liquidation or dissolution of the Company are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the convertible preferred shares have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Note 11:-    SHARE BASED COMPENSATION

a.      General:

During 2016, the Company adopted the “2016 Share Incentive Plan” (the “Plan”) which provides the Company the ability to grant its employees, directors and service providers options to purchase Ordinary shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. According to the plan, 73,165 shares of Ordinary shares were reserved for issuance under the Plan.

In each of the years 2020 and 2019, the Board of Directors approved an increase of 10,000 in the numbers of Ordinary shares available for issuance upon future grants, respectively. Each option granted under the Plan expires no later than 7 years from the date of grant or 60 days after termination. The options vest primarily over four years of employment.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 11:-    SHARE BASED COMPENSATION (cont.)

b.      Share based payment:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2020 and 2019 is as follows:

	Outstanding share options	Weighted- average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousand)
Options:

Outstanding as of December 31, 2018	69,469	20.672	5.839	244,579
Granted	18,320	59.884
Forfeited	(7,970)	27.696
Exercised	(2,950)	0.010	2.875

Outstanding as of December 31, 2019	76,869	30.153	5.024	109,779
Granted	20,166	55.464
Forfeited	(10,689)	48.197
Exercised	(4,889)	6.099	2.072

Outstanding as of December 31, 2020	81,457	35.495	4.626	119,146

Exercisable as of December 31, 2020	45,561	23.995	3.882

Options available for future grants	2,725

c.      Fair value factors:

The following table set forth the parameters used in computation of the options compensation to employees:

	Year ended December 31
	2020	2019
Expected term, in years	4.61	4.61
Expected volatility	42.02% – 42.64%	42.81% – 50.15%
Risk-free interest rate	0.24% – 1.42%	1.51% – 2.20%
Expected dividend yield	0%	0%

Fair value:

In determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date. The fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 11:-    SHARE BASED COMPENSATION (cont.)

Expected volatility:

As the Company is privately owned, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

d.      The following table presents stock-based compensation expense included in the Company’s consolidated statements of operations:

	Year ended December 31
	2020	2019
Research and development	$320	$303
Sales and marketing	65	72
General and administrative	46	36
Cost of revenues	8	—
Total stock-based compensation expense	$439	$411

The Company recognizes forfeitures as they occur. As of December 31, 2020, and 2019, unrecognized compensation cost related to share options was $774 and $1,022, respectively, which was expected to be recognized over a weighted average period of 2.43 years and 2.55 years, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $20.81 and $27.55, respectively.

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the years ended December 31, 2019 and 2020.

e.      On May 28, 2017, the Company signed an agreement with Next Gear Partners L.P. under which in exchange for the Company’s participation in an accelerator program, the Company issued 3,777 warrants to purchase ordinary shares of the Company which are exercisable at any time at an exercise price of $5.42. The warrants shall expire on May 28, 2024.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Note 11:-    SHARE BASED COMPENSATION (cont.)

f.       On May 4, 2017, the Company signed an agreement with Weasic Microelectronics S.A. (“Weasic”), under which in exchange for development services, the Company will issue 5,666 warrants to purchase ordinary shares of the Company, with an exercise price of $5.42. The warrants shall expire on October 1, 2025.

On October 23, 2018, an ‘Addendum and Amendment’ to the agreement was signed, which determined the warrants issuance schedule of four years ending October 23, 2021. As of December 31, 2020 and 2019, Weasic is entitled to 4,248 and 2,832 warrants, respectively.

g.      On August 1, 2019, the Company signed an agreement with IC-Logic GmbH (“IC-Logic”), under which in exchange for development services, the Company will issue 2,000 warrants to purchase ordinary shares of the Company, with an exercise price of $56.48. The warrants shall expire on March 27, 2026.

The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above warrants issued to service providers their fair value using Black and Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2020 and 2019, the Company recognized the total fair value of the warrants of development related service providers as research and development expenses in the amounts of $52 and $58, respectively.

NOTE 12:-    NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31
	2020	2019
Numerator:
Net loss	$(15,625)	$(25,607)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	198,997	192,628
Net loss per share attributable to ordinary shareholders, basic and diluted	$(78.52)	$(132.93)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholder for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31
	2020	2019
Convertible preferred shares	729,163	502,060
Outstanding share options	35,812	29,004
Total	764,975	531,064

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME

a.      General:

Israeli tax rate:

The Corporate tax rate in Israel relevant to the Company in 2019 and 2020 — 23%.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale.

United States:

The Company’s subsidiary is separately taxed under the U.S. tax laws at a corporate rate of 21%.

b.      Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2020	2019
Domestic	$(15,625)	$(25,607)
Foreign	—	—
Total	$(15,625)	$(25,607)

 c.      Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:

	Year ended December 31,
	2020	2019
Loss before income taxes, as reported in the consolidated statements of operations	15,625	25,607
	23%	23%

Income tax benefit at statutory tax rate	(3,594)	(5,890)
Non-deductible stock compensation and warrants	358	156
Remeasurement of deferred taxes from currency exchange	(1,093)	(444)
Change in valuation allowance	4,316	6,162
Effect of other non-deductible differences	13	16
Reported income taxes benefit	—	—

d.      Net operating loss carryforward:

As of December 31, 2020, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $46,392. These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.      Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME (cont.)

The principal components of the Company’s deferred tax assets are as follows:

	Year ended December 31
	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$11,201	$6,184
Research and development	3,394	4,178
Employees and payroll accrual	176	105
Property and equipment	38	26
Total deferred tax assets	$14,809	$10,493
Valuation allowance	(14,809)	(10,493)
Deferred tax assets, net of valuation allowance	—	—

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly, a valuation allowance has been provided.

f.       Tax assessments:

The Company has not received final tax assessments since its incorporation.

g.      Unrecognized Tax Benefits

As at December 31, 2020 and 2019, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

NOTE 14:-    SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 3 above. The following table presents the Company’s property and equipment, net of depreciation, by geographic region:

	December 31,
	2020	2019
Israel	$383	$454
United States	1	2
Total property and equipment, net:	$384	$456

Number of Customers accounted for over 10% of Revenue:

During the year ended December 31, 2020, the company had two customers that accounted for 21% and 10.25%, respectively, of revenues. There were no revenues during the year ended December 31, 2019.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to June 3, 2021, the date that the financial statements were issued.

a.      During the first quarter of 2021, the Company received additional amount of $11,337 as part of the additional advance investment agreement in a total amount of up to $12,978 which the Company entered into the first quarter of 2021 (see Note 8). The advance investment amount is convertible into an equity investment in the Company upon the occurrence of certain events.

b.      On March 18, 2021, the Company entered into a definitive business combination agreement (the “Business Combination Agreement”) with Industrial Tech Acquisitions Inc.. (“ITAC”), a Delaware corporation. Pursuant to the Business Combination Agreement, among other things, a newly wholly-owned subsidiary of the Company (Autobot MergerSub Inc.) will merge with ITAC, with ITAC surviving as a wholly-owned subsidiary of the Company. The Company is expected to trade on The Nasdaq Stock Market.

Pursuant to the recapitalization, prior to the effective time of the Merger (the “Effective Time) but contingent upon the completion of the Merger, (a) each warrant shall be exercised to purchase the Company’s Ordinary Shares or the Company’s redeemable convertible preferred shares in accordance with the terms of exercising the Company’s warrants, (b) immediately following such exercise by the holders of exercising the Company’s warrants, each outstanding redeemable convertible preferred share shall be converted into Ordinary Shares in accordance with the Company’s existing articles and (c) the Company will effect a recapitalization of the Ordinary Shares so that the holders of the Ordinary Shares (and options and warrants to acquire Ordinary Shares that are not converted to Ordinary Shares in the recapitalization) will have shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $525,000, plus the amount of any ITAC transaction expenses (other than expenses related to the PIPE investment) in excess of $7,000, on a fully diluted basis (the ratio at which Company’s Ordinary Shares are recapitalized being referred to as the conversion ratio); and (d) with respect to outstanding options and warrants to purchase Ordinary Shares, the number of Ordinary Shares issuable upon exercise of such security will be multiplied by the conversion ratio and the exercise price of such security will be multiplied by the conversion ratio. The Business Combination Agreement does not provide for any purchase price adjustments (other with respect to ITAC transaction expenses above $7,000, as described above, for which there is no post-closing adjustment). No fractional of the Company’s Ordinary Shares shall be issued to holders of Ordinary Shares, fractional shares shall be rounded to the next higher integral number of Ordinary Shares.

Immediately prior to the Effective Time, but after the recapitalization, subject to the next sentence, the PIPE Investors will purchase 10,000,000 shares of ITAC Class A Common Stock at a purchase price of $10.00 per share, for a total of $100,000 pursuant to the PIPE subscription agreements. Notwithstanding the forgoing, pursuant to the PIPE Subscription Agreements, the Company has the right to issue to the PIPE investors a total of 10,000,000 Ordinary Shares after the completion of the recapitalization, in which event ITAC shall no longer have an obligation to sell ITAC Class A Common Stock to the PIPE investors and the PIPE investors shall have no right to purchase ITAC Class A Common Stock from ITAC. For the avoidance of doubt, the PIPE investors shall not participate in the recapitalization.

Following the consummation of the recapitalization, Autobot MergerSub Inc. shall, at the Effective Time, be merged with and into ITAC, which shall continue as a wholly-owned subsidiary of the Company, and in connection therewith, (a) each share of ITAC Common Stock issued and outstanding immediately prior to the Effective Time, including shares of ITAC Class A Stock, if any, issued in a PIPE investment to be consummated immediately prior to the Effective Time, be cancelled, in exchange for the right of the holder thereof to receive an equal number of the Company’s Ordinary Shares, and (b) each ITAC

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-    SUBSEQUENT EVENTS (cont.)

warrant will be exchanged for the right to receive the Company’s warrant to purchase the same number of the Company’s Ordinary Shares at the same exercise price during the same exercise period as the ITAC warrant being exchanged.

As a result of the recapitalization, each continuing warrant and each outstanding Option shall become a warrant or an option to purchase such number of Ordinary Shares, in each instance determined by (i) multiplying the number of Ordinary Shares issuable upon such exercise of such security by the conversion ratio and (ii) dividing the exercise price of such security by the conversion ratio. All fractional Ordinary Shares shall be rounded to the next higher integral number of Ordinary Shares, and the adjusted purchase price or exercise price shall be computed to two decimal places.

Upon closing of the Business Combination Agreement, the new public company will adopt amended and restated articles of association to align such organizational documents with organizational documents consistent with those of a publicly-held company and will become a publicly-traded company.

- - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Industrial Tech Acquisitions, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Industrial Tech Acquisitions, Inc. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 2, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 2, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2020 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020, have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

New York, NY
March 31, 2021, except for the effects of the restatements discussed for warrants in Note 2, for which the date is May 24, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.
BALANCE SHEET
DECEMBER 31, 2020
(As Restated)

Assets
Cash	$406,381
Prepaid assets	110,466
Total current assets	516,847
Marketable securities held in Trust Account	77,000,788
Total Assets	$77,517,635

Liabilities and Stockholders’ Equity
Accounts payable	$109,432
Due to related party	1,816
Total current liabilities	111,248
Warrant Liability	13,391,430
Deferred underwriters’ discount	2,668,260
Total liabilities	16,170,938

Commitments
Class A common stock subject to possible redemption, 5,578,881 shares at redemption value	56,346,693

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 2,195,955 shares issued and outstanding (excluding 5,578,881 shares subject to possible redemption)	220
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,905,900 shares issued and outstanding	191
Additional paid-in capital	7,256,247
Accumulated deficit	(2,256,654)
Total stockholders’ equity	5,000,004

Total Liabilities and Stockholders’ Equity	$77,517,635

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JUNE 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Formation and operating costs	$300,396
Loss from operations	(300,396)

Other income (expense)
Warrant issuance costs	(496,672)
Other expense relating to fair value exceeding amount paid for warrants	(938,413)
Interest Income	2,751
Unrealized loss on change in fair value of warrants	(523,924)
Total other expense	(1,956,258)

Net loss	$(2,256,654)

Weighted average shares outstanding, basic and diluted (1)	3,047,043
Basic and diluted net loss per common stock(2)	$(0.74)

____________

(1)      Excludes 5,578,881 shares subject to possible redemption. (See Note 5)

(2)      Excludes interest income attributable to shares subject to possible redemption of $2,428.

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(As Restated)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares(1)	Amount
Balance as of June 2, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Class B common stock issued to Sponsor	—	—	2,156,250	216	24,784	—	25,000
Forfeiture of founder shares			(250,350)	(25)	25	—	—
Issuance of representative shares	151,236	15	—	—	2,001	—	2,016
Sale of 7,623,600 Units, net of underwriting discount and offering expenses	7,623,600	762	—	—	63,575,573	—	63,576,335
Change in Class A common stock subject to possible redemption	(5,578,881)	(557)	—	—	(56,346,136)	—	(56,346,693)
Net loss	—	—	—	—	—	(2,256,654)	(2,256,654)

Balance as of December 31, 2020	2,195,955	$220	1,905,900	$191	$7,256,247	$(2,256,654)	$5,000,004

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JUNE 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Cash Flows from Operating Activities:
Net loss	$(2,256,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation costs paid by related party	1,816
Interest earned on marketable securities held in Trust Account	(2,428)
Unrealized loss on change in fair value of warrants	523,924
Warrant issuance costs	496,672
Compensation expenses	938,413
Changes in current assets and current liabilities:
Prepaid assets	(110,466)
Accounts payable	109,432
Net cash used in operating activities	(299,291)

Cash Flows from Investing Activities:
Marketable securities held in Trust Account	(76,998,360)
Net cash used in investing activities	(76,998,360)

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ fees	75,086,280
Proceeds from private placement	3,112,080
Proceeds from issuance of founder shares	25,000
Proceeds from issuance of promissory note to related party	175,000
Proceeds from underwriter’s unit purchase option	100
Repayment of promissory note to related party	(175,000)
Payments of offering costs	(519,428)
Net cash provided by financing activities	77,704,032

Net Change in Cash	406,381
Cash – Beginning	—
Cash – Ending	$406,381

Supplemental Disclosure of Non-cash Financing Activities:
Change in value of Class A common stock subject to possible redemption	$56,346,693
Deferred underwriting commissions charged to additional paid-in capital	$2,668,260

The accompanying notes are an integral part of these financial statements.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 — Organization and Business Operations

Organization and General

Industrial Tech Acquisitions, Inc. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location.

The Company has selected December 31 as its fiscal year end.

As of December 31, 2020, the Company had not yet commenced any operations. All activity for the period from June 2, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the Initial Public Offering (“IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and will recognize changes in the fair value of warrant liability as other income (expense).

Financing

The registration statement for the Company’s IPO was declared effective on September 8, 2020 (the “Effective Date”). On September 11, 2020, the Company consummated the IPO of 7,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $75,000,000, which is described in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 3,075,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Industrial Tech Partners, LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $3,075,000, which is described in Note 5.

On October 13, 2020, the Company consummated the sale of an additional 123,600 Units (the “Over-Allotment Units”) that were subject to the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $1,236,000. In connection with the closing of the purchase of the Over-Allotment Units, the Company sold an additional 37,080 Private Placement Warrants to the Sponsor at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $37,080. Following the closing of the over-allotment option, additional $1,248,360 has been placed in the Company’s Trust Account (defined as below) established in connection with the IPO.

Transaction costs amounted to $4,729,424 consisting of $1,149,720 of underwriting fee, $2,668,260 of deferred underwriting fee, the fair value of the option granted to the underwriters of $390,000, the fair value of the shares issued to the underwriters of $2,016 deemed as underwriters’ compensation, and $519,428 of other offering costs.

Trust Account

Following the closing of the IPO on September 11, 2020 and the sale of Over-Allotment Units on October 13, 2020, an amount of $76,998,360 ($10.10 per Unit) from the net proceeds of the sale of the Units in the IPO, the sale of the Private Placement Warrants, and the sale of Over-Allotment Units was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the proceeds will not be released from the Trust Account until the earliest of (a) the completion of the Company’s initial Business

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 — Organization and Business Operations (cont.)

Combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, the sale of the Over-Allotment Units and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination) to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 — Organization and Business Operations (cont.)

On October 29, 2020, the Company announced that, commencing on October 30, 2020, the holders of Units may elect to separately trade the shares of Class A common stock and warrants included in the Units. The Units not separated will continue to trade on the NASDAQ Capital Market under the symbol “ITACU.” Shares of Class A common stock and the warrants are expected to trade on the NASDAQ Capital Market under the symbols “ITAC” and “ITACW,” respectively.

Liquidation

The Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period. In the event of such distribution, the Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity

As of December 31, 2020, the Company had cash outside the Trust Account of $406,381 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem common stock. As of December 31, 2020, none of the amount in the Trust Account was available to be withdrawn as described above.

Through December 31, 2020, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the founder shares, advances from the Sponsor in an aggregate amount of $175,000 which were repaid upon the IPO (as described in Note 6) and the remaining net proceeds from the IPO, the sale of the Over-Allotment Units and the sale of Private Placement Warrants (as described in Note 4 and 5).

The Company anticipates that the $406,381 outside of the Trust Account as of December 31, 2020, will be sufficient to allow the Company to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time. Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 6) from the initial stockholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 6), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 — Organization and Business Operations (cont.)

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the Business Combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Note 2 — Restatement of Previously Issued Financial Statements

On April 12, 2021, the Staff of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a Business Combination, which terms are similar to those contained in the warrant agreement, dated as of September 8, 2020, between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agreement”). As a result of the SEC Statement, the Company reevaluated the accounting treatment of (i) the 7,623,600 Public Warrants, (ii) the 3,105,900 Private Warrants, and (iii) the 209,476 Underwriter Warrants (See Note 4, Note 5, and Note 8). The Company previously accounted for all Warrants as components of equity.

In further consideration of the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging; Contracts in Entity’s Own Equity, the Company concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants should be recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of change.

The Company’s management and the audit committee of the Company’s Board of Directors concluded that it is appropriate to restate the Company’s previously issued audited balance sheet as of September 11, 2020 as previously reported in its Form 8-K, the Company’s previously issued unaudited financial statements as of September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020, as previously reported in its Form 10-Q, and the audited financial statements as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020, as previously reported in its Form 10-K. The restated classification and reported values of the Warrants as accounted for under ASC 815-40 are included in the financial statements herein.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustment	As Restated
Balance Sheet at September 11, 2020
Warrant Liability	$—	$12,679,255	$12,679,255
Class A common stock subject to possible redemption	68,828,860	(12,679,255)	56,149,605
Class A common stock	84	125	209
Additional paid-in capital	5,001,512	1,418,954	6,420,466
Accumulated deficit	$(1,810)	$(1,419,079)	$(1,420,889)

Balance Sheet at September 30, 2020
Warrant Liability	$—	$12,679,255	$12,679,255
Class A common stock subject to possible redemption	68,778,192	(12,679,255)	56,098,937
Class A common stock	84	126	210
Additional paid-in capital	5,052,180	1,418,953	6,471,133
Accumulated deficit	$(52,476)	$(1,419,079)	$(1,471,555)

Statement of Operations for the period from June 2, 2020 (inception) through September 30, 2020
Other expense relating to fair value exceeding amount paid for warrants	$—	$(930,191)	$(930,191)
Warrant issuance costs	—	(488,888)	(488,888)
Net loss	$(52,476)	$(1,419,079)	$(1,471,555)
Weighted average shares outstanding, basic and diluted	2,007,250	198,767	2,206,017
Basic and diluted net loss per common stock	$(0.03)	(0.64)	(0.67)

Statement of Operations for the three months ended September 30, 2020
Other expense relating to fair value exceeding amount paid for warrants	$—	$(930,191)	$(930,191)
Warrant issuance costs	—	(488,888)	(488,888)
Net loss	$(50,660)	$(1,419,079)	$(1,469,739)
Weighted average shares outstanding, basic and diluted	2,047,500	259,261	2,306,761
Basic and diluted net loss per common stock	$(0.03)	(0.61)	(0.64)

Statement of Cash Flows for the period from June 2, 2020 (inception) through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(52,476)	$(1,419,079)	$(1,471,555)
Warrant issuance costs	—	488,888	488,888
Other expense relating to fair value exceeding amount paid for warrants	$—	$930,191	$930,191

Balance Sheet at December 31, 2020
Warrant Liability	$—	$13,391,430	$13,391,430
Class A common stock subject to possible redemption,	69,738,123	(13,391,430)	56,346,693
Class A common stock	87	133	220
Additional paid-in capital	5,297,371	1,958,876	7,256,247

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

	As Previously Reported	Adjustment	As Restated
Balance Sheet at September 11, 2020
Accumulated deficit	$(297,645)	$(1,959,009)	$(2,256,654)

Statement of Operations for the period from June 2, 2020 (inception) through December 31, 2020
Other expense relating to fair value exceeding amount paid for warrants	$—	$(938,413)	$(938,413)
Unrealized loss on change in fair value of warrants	—	(523,924)	(523,924)
Warrant issuance costs	—	(496,672)	(496,672)
Net loss	$(297,645)	$(1,959,009)	$(2,256,654)
Weighted average shares outstanding, basic and diluted	2,389,749	657,294	3,047,043
Basic and diluted net loss per common stock	$(0.13)	(0.61)	(0.74)

Statement of Cash Flows for the period from June 2, 2020 (inception) through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(297,645)	$(1,959,009)	$(2,256,654)
Unrealized loss on change in fair value of warrants	—	523,924	523,924
Warrant issuance costs	—	496,672	496,672
Other expense relating to fair value exceeding amount paid for warrants	$—	$938,413	$938,413

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 3 — Summary of Significant Accounting Policies (cont.)

or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Marketable Securities Held in Trust Account

At December 31, 2020, the assets held in the Trust Account were held in treasury funds.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, 5,578,881 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss Per Common Stock

The Company’s statements of operations include a presentation of loss per share for common stock subject to possible redemption in a manner similar to the two-class method of loss per share. Net loss per share is computed by dividing net loss by the weighted-average number of common stock outstanding during the period. An aggregate of 5,578,881 Class A common stock subject to possible redemption at December 31, 2020 was excluded from the calculation of basic loss per share of common stock since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 10,938,976 shares of the Company’s Class A common stock in the calculation of diluted loss per share, since they are not yet exercisable.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 3 — Summary of Significant Accounting Policies (cont.)

Below is a reconciliation of the net loss per common stock:

For the period from June 2, 2020 (Inception) to December 31, 2020
Net loss	$(2,256,654)
Less: income attributable to common stock subject to possible redemption	(1,742)
Adjusted net loss	$(2,258,396)

Weighted average shares outstanding, basic and diluted	3,047,043

Basic and diluted net loss per common stock	$(0.74)

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with warrant liabilities is expensed, and offering costs associated with the Class A common stock are charged to the stockholders’ equity.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company’s warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. The fair value of the warrant liability is classified as level 3. See Note 7 for additional information on assets and liabilities measured at fair value.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the warrants are a derivative instrument (see Note 4).

FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A common stock and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A common stock.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s financial position will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 3 — Summary of Significant Accounting Policies (cont.)

cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s financial position may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Pursuant to the IPO on September 11, 2020, the Company sold 7,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock, and one warrant to purchase one share of Class A common stock. Each warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

Warrants

Each warrant entitles the holder thereof to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination) or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 4 — Initial Public Offering (cont.)

exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the Private Placement Warrants but including any outstanding warrants issued upon exercise of the unit purchase option issued to the representative and/or its designees):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Company consummated the Private Placement with the Company’s Sponsor purchasing an aggregate of 3,075,000 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $3,075,000. The proceeds from the sale of the Private Placement Warrants were added to the proceeds from the IPO held in the Trust Account. The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or their permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, the underwriters or their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, the underwriters or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units being sold in the IPO. In addition, for as long as the Private Placement Warrants are held by the underwriters or their designees or affiliates, they may not be exercised after five years from the Effective Date.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 6 — Related Party Transactions

Promissory Note — Related Party

On June 24, 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and due at the earlier of December 31, 2020 or the closing of the IPO. The loan would be repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. On September 11, 2020, the Company had drawn down $175,000 under the promissory note with the Sponsor to pay for offering expenses. On September 14, 2020, the Company repaid $175,000 to the Sponsor.

Due to Related Parties

As of December 31, 2020, related parties paid an aggregate of $1,816 on behalf of the Company to pay for formation costs.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be convertible into private placement-equivalent warrants at a price of $1.00 per warrant (which, for example, would result in the holders being issued 1,500,000 warrants if $1,500,000 of notes were so converted), at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Related Party Extension Loans

The Company will have until 15 months from the closing of the IPO to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate its initial Business Combination within 15 months, the Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 21 months to complete a Business Combination). In order to extend the time available for the Company to consummate its initial Business Combination, the Company’s Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $750,000, or up to $862,500 if the underwriters’ over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (up to an aggregate of $1,500,000 (or up to $1,725,000 if the underwriters’ over-allotment option is exercised in full), or $0.20 per share, if the Company extends for the full six months). Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. If the Company completes its initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the Company’s initial stockholders contains a provision pursuant to which he Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete its initial Business Combination.

Founder Shares

On June 24, 2020, the Company issued 1,725,000 shares of Class B common stock to the Sponsor for $25,000 in cash, or approximately $0.014 per share, in connection with formation. On August 13, 2020, the Company effected a 0.25 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the sponsor holding an

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 6 — Related Party Transactions (cont.)

aggregate of 2,156,250 founder shares (up to 281,250 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On October 13, 2020, 250,350 founder shares were forfeited.

The Sponsor has agreed not to transfer, assign or sell its founder shares until the earlier of (i) one year after the date of the consummation of the Company’s initial Business Combination or (ii) the date on which the closing price of the Company’s shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after the Company’s initial Business Combination. Notwithstanding the foregoing, if, subsequent to the Company’s initial Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Administrative Support Agreement

Commencing on September 8, 2020, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support services. For the period from September 11, 2020 to December 31, 2020, the Company incurred $40,000 of administrative services under this arrangement. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Note 7 — Recurring Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2020, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$77,000,788	$77,000,788	$		$—
	$77,000,788	$77,000,788		$—	$—

Liabilities:
Warrant Liability	$13,391,430	$—		$—	$13,391,430
	$13,391,430	$—		$—	$13,391,430

The following table sets forth a summary of the changes in the fair value of the warrant liability for the period from June 2, 2020 (inception) through December 31, 2020:

Warrant Liability
Fair value as of June 2, 2020	$—
Initial fair value of warrant liability upon issuance at IPO	12,679,255
Initial fair value of warrant liability upon issuance at over-allotment	188,251
Revaluation of warrant liability included in other expense within the statement of operations for the period from June 2,2020 (inception) through December 31, 2020	523,924
Fair value as of December 31, 2020	$13,391,430

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 8 — Commitments

Registration Rights

The holders of the founder shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, securities underlying the unit purchase option, and securities that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed on September 8, 2020. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the Effective Date and may not exercise their demand rights on more than one occasion.

Underwriters Agreement

The underwriters have a 45-day option beginning September 11, 2020 to purchase up to an additional 1,125,000 units to cover over-allotments, if any.

On September 11, 2020, the underwriters were paid a cash underwriting fee of 1.5% of the gross proceeds of the Initial Public Offering, or $1,125,000 (or up to $1,350,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the Initial Public Offering, or $2,625,000 (or up to $3,018,750 if the underwriters’ over-allotment is exercised in full), upon the completion of the Company’s initial Business Combination.

On October 13, 2020, the Company consummated the sale of an additional 123,600 Units (the “Over-Allotment Units) that were subject to the underwriters’ over-allotment option at $10.00 per Unit, generating gross proceeds of $1,236,000. In connection with the closing of the purchase of the Over-Allotment Units, the Company sold an additional 37,080 Private Placement Warrants to the Sponsor at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $37,080. Following the closing of the over-allotment option, additional $1,248,360 has been placed in the Company’s Trust Account (defined as below) established in connection with the IPO. On October 13, 2020, 250,350 founder shares were forfeited.

Unit Purchase Option

The Company sold to Maxim Group LLC (“Maxim”), the representative of the underwriters (and/or its designees), for $100, an option to purchase up to a total of 200,000 units (or 230,000 units if the underwriters’ over-allotment option was exercised in full) exercisable, in whole or in part, at $11.50 per unit, commencing on the later of (i) the consummation of a Business Combination, or (ii) six months from September 11, 2020. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the Effective Date. The Company accounted for the Unit Purchase Option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated the fair value of the unit purchase option is $390,000 (or $1.95 per Unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option to be granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 27.49%, (2) risk-free interest rate of 0.26% and (3) expected life of five years. The expected volatility was determined by the Company based on the historical volatilities of a set of comparative special purpose acquisition companies (“SPAC”), and the risk-fee interest rate was determined by reference to the U.S. Treasury yield curve in effect for time period equals to the expected life of the unit purchase option. The option and the 200,000 units (or 230,000 units if the underwriters’ over-allotment option is exercised in full), as well as the 200,000 shares of Class A common stock (or 230,000 shares if the underwriters’ over-allotment option is exercised in full), and the warrants to purchase 200,000 shares of Class A common stock (or 230,000 shares if the underwriters’ over-allotment option is exercised in full) that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 8 — Commitments (cont.)

following the Effective Date or the commencement of sales in the IPO pursuant to Rule 5110(g)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following September 11, 2020 except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy-back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of shares of Class A common stock at a price below its exercise price. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

Right of First Refusal

Subject to certain conditions, the Company will grant Maxim, for a period of 12 months after the date of the consummation of a Business Combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 75% of the economics; or, in the case of a three-handed deal 50% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement.

Representative’s Common Stock

On September 11, 2020, the Company issued to Maxim Partners LLC and/or its designees, 150,000 shares of Class A common stock (the “representative shares”). On October 13, 2020, the Company issued to Maxim Partners LLC and/or its designees additional 1,236 representative shares. The Company estimated the fair value of the stock to be $2,016 based upon the price of the founder shares issued to the Sponsor. The stock were treated as underwriters’ compensation and charged directly to stockholders’ equity.

Maxim has agreed not to transfer, assign or sell any such shares until the completion of the Company’s initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within 15 months from the closing of the IPO (or up to 21 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination).

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 9 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At December 31, 2020, there were no shares of preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 shares of Class A common stock at par value of $0.0001 each. At December 31, 2020, the Company has issued an aggregate of 2,195,955 shares of Class A common stock, excluding 5,578,881 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue a total of 20,000,000 shares of Class B common stock at par value of $0.0001 each. At June 24, 2020, the Company issued 1,725,000 shares of Class B common stock to its initial stockholder, Industrial Tech Partners, LLC, for $25,000, or approximately $0.014 per share. The founder shares include an aggregate of up to 225,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. On August 13, 2020, the Company effected a 0.25 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the initial stockholder holding an aggregate of 2,156,250 shares of Class B common stock (up to 281,250 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On October 13, 2020, 250,350 founder shares were forfeited. As of December 31, 2020, there were 1,905,900 shares of Class B common stock issued and outstanding.

The Company’s initial stockholders have agreed not to transfer, assign or sell any of their founder shares until the earlier of (i) one year after the date of the consummation of the Company’s initial Business Combination or (ii) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any founder shares. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after the Company’s initial Business Combination, the founder shares will no longer be subject to such transfer restrictions. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholders with respect to any founder shares.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of its initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO (not including the shares of Class A common stock issuable to Maxim) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor, its affiliates or certain of officers and directors upon conversion of Working Capital Loans made to the Company).

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, with each share of common stock entitling the holder to one vote.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 10 — Income Tax

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax asset
Organizational costs/Startup expenses	$41,152
Federal Net Operating loss	21,353
Total deferred tax asset	62,505
Valuation allowance	(62,505)
Deferred tax asset, net of allowance	$—

The income tax provision consists of the following:

December 31, 2020
Federal
Current	$—
Deferred	62,505
State
Current	—
Deferred	—
Change in valuation allowance	(62,505)
Income tax provision	$—

As of December 31, 2020, the Company has $101,681 of U.S. federal net operating loss carryovers, which do not expire, and no state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from June 2, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $62,505.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Permanent Book/Tax Differences	(18.2)%
Change in valuation allowance	(2.8)%
Income tax provision	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

INDUSTRIAL TECH ACQUISITIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 10 — Income Tax (cont.)

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statement of operations.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.

On March 19, 2021, the Company entered into a definitive business combination agreement (the “Business Combination Agreement”) with Arbe Robotics Ltd. (“Arbe”), a leading provider of next-generation 4D Imaging Radar solutions. Pursuant to the Business Combination Agreement. Pursuant to the Business Combination Agreement, among other things, a newly formed subsidiary of Arbe will merge with the company, with the company surviving as a wholly-owned subsidiary of Arbe. Arbe is expected to trade on The Nasdaq Stock Market. The transaction is expected to close in early Q3 2021.

Simultaneously with the execution of the Business Combination Agreement, the Company and Arbe entered into PIPE subscription agreements with PIPE investors pursuant to which the PIPE investors would purchase 10,000,000 shares of Class A common stock at a price of $10.00 per share, or a total of $100,000,000 (or at Arbe’s sole election, Arbe could sell the PIPE investors 10,000,000 ordinary shares of Arbe at a price of $10.00 per share). The PIPE financing will be consummated simultaneously with the closing of the transaction under the Business Combination Agreement. The consummation of the transactions contemplated by the PIPE subscription agreements is conditioned on the concurrent closing of the transaction and other customary closing conditions. The PIPE investors include Texas Ventures, an affiliate of the Company, which subscribed for $3,400,000 in the PIPE financing. E. Scott Crist, who is chief executive officer and a director of the Company and the managing member of the Sponsor, is a partner of Texas Ventures.

ANNEX A

BUSINESS COMBINATION AGREEMENT

by and among

ARBE ROBOTICS LTD.
as the Company,

AUTOBOT MERGERSUB, INC.
as Merger Sub,

and

INDUSTRIAL TECH ACQUISITIONS, INC.

as ITAC

Dated as of March 18, 2021

Annex A Page Nos.
Article I MERGER		A-2
1.1	Merger	A-2
1.2	Effective Time	A-2
1.3	Effect of the Merger	A-3
1.4	Organizational Documents of the Company and the Surviving Company	A-3
1.5	Directors and Officers of the Company	A-3
1.6	Effect of Merger on Merger Sub Common Stock	A-3
1.7	Effect of Merger on Issued Securities of ITAC	A-3
1.8	Effect of Merger on Company Securities	A-5
1.9	ITAC Securities and Certificates	A-5
1.10	Taking of Necessary Action; Further Action	A-5
1.11	Tax Consequences	A-5
1.12	Certain Adjustments	A-5
Article II CLOSING		A-6
2.1	Closing	A-6
Article III REPRESENTATIONS AND WARRANTIES OF ITAC		A-6
3.1	Organization and Standing	A-6
3.2	Authorization; Binding Agreement	A-6
3.3	Governmental Approvals	A-7
3.4	Non-Contravention	A-7
3.5	Capitalization	A-7
3.6	SEC Filings and ITAC Financials	A-8
3.7	Absence of Certain Changes	A-9
3.8	Compliance with Laws	A-9
3.9	Actions; Orders; Permits	A-9
3.10	Taxes and Returns	A-9
3.11	Employees and Employee Benefit Plans	A-10
3.12	Properties	A-10
3.13	Material Contracts	A-10
3.14	Transactions with Affiliates	A-10
3.15	Investment Company Act	A-10
3.16	Finders and Brokers	A-11
3.17	Certain Business Practices	A-11
3.18	Insurance	A-11
3.19	Information Supplied	A-11
3.20	Independent Investigation	A-11
3.21	Trust Account	A-12
3.22	Company Representations	A-12
3.23	No Other Representation	A-12
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-13
4.1	Organization and Standing	A-13
4.2	Authorization; Binding Agreement	A-13
4.3	Capitalization	A-14
4.4	Subsidiaries	A-14
4.5	Merger Sub	A-15
4.6	Governmental Approvals	A-15

Annex A-i

Annex A Page Nos.
4.7	Non-Contravention	A-15
4.8	Financial Statements	A-15
4.9	Absence of Certain Changes	A-17
4.10	Compliance with Laws	A-17
4.11	Company Permits	A-17
4.12	Litigation	A-17
4.13	Material Contracts	A-17
4.14	Intellectual Property	A-19
4.15	Privacy	A-20
4.16	Taxes and Returns	A-21
4.17	Real Property	A-22
4.18	Personal Property	A-22
4.19	Employee Matters	A-23
4.20	Benefit Plans	A-23
4.21	Environmental Matters	A-24
4.22	Transactions with Related Persons	A-24
4.23	Insurance	A-25
4.24	Books and Records	A-25
4.25	Top Customers and Vendors	A-25
4.26	Certain Business Practices	A-26
4.27	Investment Company Act	A-26
4.28	PIPE Investment	A-26
4.29	Finders and Brokers	A-27
4.30	Information Supplied	A-27
4.31	Independent Investigation	A-27
4.32	Disclosure	A-27
4.33	No Other Representations or Warranties; No Reliance	A-27
Article V COVENANTS		A-28
5.1	Access and Information	A-28
5.2	Conduct of Business of the Company and Merger Sub	A-28
5.3	Conduct of Business of ITAC	A-30
5.4	Annual and Interim Financial Statements	A-32
5.5	ITAC Public Filings	A-32
5.6	No Solicitation	A-32
5.7	No Trading	A-33
5.8	Notification of Certain Matters	A-33
5.9	Efforts	A-33
5.10	Further Assurances	A-34
5.11	The Registration Statement	A-35
5.12	Public Announcements	A-37
5.13	Confidential Information	A-37
5.14	Documents and Information	A-38
5.15	Post-Closing Board and Executive Officers	A-38
5.16	Indemnification of Directors and Officers; Tail Insurance	A-38
5.17	Trust Account Proceeds	A-39
5.18	PIPE Investment	A-39
5.19	F-1 Registration Statement	A-40
5.20	Employment Agreements	A-40

Annex A-ii

Annex A Page Nos.
Article VI CLOSING CONDITIONS		A-40
6.1	Conditions to Each Party’s Obligations	A-40
6.2	Conditions to Obligations of the Company and Merger Sub	A-41
6.3	Conditions to Obligations of ITAC	A-42
6.4	Frustration of Conditions	A-43
Article VII TERMINATION AND EXPENSES		A-43
7.1	Termination	A-43
7.2	Effect of Termination	A-44
7.3	Fees and Expenses	A-45
Article VIII WAIVERS AND Releases		A-45
8.1	Waiver of Claims Against Trust	A-45
Article IX MISCELLANEOUS		A-46
9.1	Notices	A-46
9.2	Binding Effect; Assignment	A-46
9.3	Non-Survival of Representations, Warranties	A-46
9.4	Third Parties	A-47
9.5	[Reserved]	A-47
9.6	Governing Law; Jurisdiction	A-47
9.7	WAIVER OF JURY TRIAL	A-47
9.8	Specific Performance	A-47
9.9	Severability	A-47
9.10	Amendment	A-47
9.11	Waiver	A-48
9.12	Entire Agreement	A-48
9.13	Interpretation	A-48
9.14	Counterparts	A-49
9.15	Legal Representation	A-49
Article X DEFINITIONS		A-49
10.1	Certain Definitions	A-49
10.2	Section References	A-56

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	List of holders of Continuing Warrants and Company Ordinary Shares issuable upon exercise of Continuing Warrants
Exhibit B	Form of Restated ITAC Certificate
Exhibit C	Form of Lock-Up Agreement
Exhibit D	List of Company’s executive officers party to Non-Competition Agreements
Exhibit E	Founder Registration Rights Agreement Amendment
Exhibit F	Founder Lock-Up Agreement
Exhibit G	Form of Voting Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of March 18, 2021 by and among (i) Arbe Robotics Ltd., an Israeli company (the “Company”); (ii) Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and (iii) Industrial Tech Acquisitions, Inc., a Delaware corporation ( “ITAC”), The Company, Merger Sub and ITAC are each sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Company is engaged in the development or products aimed at road safety through 4D ultra high-resolution imaging and related applications of its 4D technology;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby Merger Sub will merge with and into ITAC, with ITAC continuing as the surviving entity (the “Merger” and, together with the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), as a result of which, (i) prior to, but contingent upon, the Closing of the Merger, pursuant to a recapitalization (the actions described in this clause (i), collectively, the “Recapitalization”) approved by the Company’s shareholders, (a) each outstanding warrant (collectively, the “Outstanding Company Warrants”) to purchase Company Ordinary Shares or Company Preferred Shares (other than any Outstanding Company Warrants which (1) are not required by their terms to be exercised in connection with the Transactions, all of which are listed on Exhibit A, and (2) are not exercised at the election of the holder thereof prior to the consummation of the Recapitalization, all of which unexercised warrants being referred to as the “Continuing Warrants”) shall be exercised in accordance with their respective terms (all such Outstanding Company Warrants so exercised, the “Exercising Warrants”); (b) immediately following such exercise, each outstanding preferred share, with a nominal value of NIS 0.01 per share, of the Company (“Company Preferred Shares”), including for the avoidance of doubt, Company Preferred Shares issued upon exercise of Exercising Warrant, shall become and be converted into ordinary shares, with a nominal value of NIS 0.01 per share, of the Company (“Company Ordinary Shares”) in accordance with the Amended and Restated Company Articles of Association of the Company currently in effect (the “Existing Articles”); and (c) immediately following such conversion, but for the avoidance of doubt prior to the Effective Time, each then outstanding Company Ordinary Share shall, as a result of the Recapitalization, become and be converted into such number Company Ordinary Shares as is determined by multiplying (1) such Company Ordinary Share by (2) the quotient obtained by dividing (A) the sum of (i) $525,000,000, plus (ii) on a dollar-for-dollar basis equal to the amount by which the ITAC Transaction Expenses (other than expenses relating to the PIPE Investment) exceed $7.0 million, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Company Ordinary Shares then outstanding and (ii) without duplication, the number of Company Ordinary Shares issuable upon the exercise of all then outstanding (x) Continuing Warrants and (y) options to purchase shares of Company Ordinary Shares (including, any options granted subsequent to the date of this Agreement pursuant to Section 5.2(b)(ii)) (collectively, the “Outstanding Company Options”), (but excluding, in each instance, for the avoidance of doubt, any Company Ordinary Shares issued or issuable in connection with the PIPE Investment), and taking such quotient to five decimal places, which ratio is referred to as the “Conversion Ratio,” with all fractional Company Ordinary Shares being rounded up to the next higher integral number of Company Ordinary Shares (such that following such Recapitalization, for the avoidance of doubt, the Company Ordinary Shares shall be valued at $10.00 per share), and (d) as a result of the Recapitalization, each Continuing Warrant and each Continuing Company Option shall be adjusted to reflect the Recapitalization as set forth in Section 1.8; (ii) as more thoroughly described in Article I, immediately following the consummation of the Recapitalization, Merger Sub shall, at the Effective Time, be merged with and into ITAC, which shall continue as a wholly-owned subsidiary of the Company, and in connection therewith, (A) as more thoroughly described in Section 1.7(a), each share of ITAC Class A common stock, par value $0.0001 per share (“ITAC Class A Stock”), and each share of ITAC Class B common stock, par value $0.0001 per share (“ITAC Class B Stock,” and, together with the ITAC Class A Stock, the “ITAC Common Stock”), in each instance, issued and outstanding immediately prior to the Effective Time, including shares of ITAC Class A Stock issued in a PIPE Investment to be consummated immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive an equal number of Company Ordinary Shares, and (B) as more thoroughly described in Section 1.7(c), each ITAC Warrant will be exchanged for the right to receive a warrant to purchase the same number of Company Ordinary Shares (each a “Company Warrant”) at the same exercise price during the same exercise period as the ITAC Warrant being exchanged; and (iii) the certificate of incorporation of ITAC shall be amended and restated in the form of Exhibit B (the “Restated ITAC Certificate”) and each issued and outstanding share of common stock, par value $0.01

Annex A-1

per share, of Merger Sub shall become and be converted into one share of common stock, par value $0.01 per share, of ITAC (“New ITAC Common Stock”), and the corporate name of ITAC shall be changed to Autobot HoldCo, Inc., with the result that the Surviving Company is a direct, wholly-owned subsidiary of the Company;

WHEREAS, prior to the filing of the Registration Statement, the Company shall enter into each of the following agreements which will automatically become effective as of the Effective Time: (a) a Lock-Up Agreement between the Company and each of the Significant Company Shareholders (as defined on Exhibit C), in the form of Exhibit C (the “Lock-Up Agreement”), and (b) a Non-Competition and Non-Solicitation Agreement with the Company’s executive officers named in Exhibit D in a form to be mutually agreed upon prior to the filing of the Registration Statement, (the “Non-Competition Agreement”);

WHEREAS, prior to the filing of the Registration Statement, the Company, ITAC and the Sponsor shall enter into (a) an amendment to the Registration Rights Agreement, dated as of September 8, 2020 (the “Founder Registration Rights Agreement”), by and between ITAC and the Sponsor, in the form of Exhibit E (the “Founder Registration Rights Agreement Amendment”), pursuant to which the Company shall assume the obligations of ITAC under the Founder Registration Rights Agreement, which will become effective as of the Effective Time, and (b) a lock-up agreement, in the form of Exhibit F (the “Founder Lock-Up Agreement”);

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, in connection with the PIPE Investment (as defined herein), ITAC and the Company have entered into subscription agreements with certain investors in a private placement to purchase ITAC Class A Stock or, at the Company’s sole election, an equal number of Company Ordinary Shares, in each instance, to be consummated immediately following the Recapitalization and prior to the Effective Time;

WHEREAS, the Company has received voting and support agreements in the form attached as Exhibit G hereto (collectively, the “Voting Agreements”) signed by the Company, officers and directors of the Company and the Significant Company Shareholders, indicating the agreement of such Company shareholders to approve the Merger and the other Transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes, the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the boards of directors of ITAC, Merger Sub and the Company have each (a) determined that the Transactions are fair, advisable and in the best interests of their respective companies and security holders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein; and

WHEREAS, certain capitalized terms used herein are defined in 9.15 hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “Delaware Law”), ITAC and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into ITAC with ITAC being the surviving entity (the “Surviving Company”), following which the separate corporate existence of Merger Sub shall cease and ITAC shall continue as the surviving entity.

1.2 Effective Time. ITAC and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to ITAC and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time of such filing, or such later time as may be specified in the

Annex A-2

Certificate of Merger, being the “Effective Time”) pursuant to the Delaware Law. The Certificate of Merger shall provide that upon the filing of the Certificate of Merger, the certificate of incorporation of the Surviving Company shall be the Restated ITAC Certificate.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and ITAC shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and ITAC set forth in this Agreement and the Ancillary Documents to be performed after the Effective Time, and the Surviving Company shall continue its existence as a wholly-owned Subsidiary of the Company. Upon the effectiveness of the Merger, the directors and officers of Merger Sub shall become the directors and officers of the Surviving Company, and the by-laws of Merger Sub shall become the by-laws of the Surviving Company.

1.4 Organizational Documents of the Company and the Surviving Company. Prior to or in connection with the Recapitalization, the Existing Articles shall be amended and restated in form and substance mutually agreeable to ITAC and the Company following approval by the Company’s board of directors and shareholders (the “Restated Company Articles”), such amendment and restatement to the articles of association of the Company (i) to provide for the Recapitalization as described in the Recitals and this Article I, and (ii) to remain in effect until from and after its adoption through the Effective Time and until amended in accordance with the terms thereof and the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

1.5 Directors and Officers of the Company. At the Effective Time, (i) the executive officers of the Company shall continue as the executive officers of the Company, each to hold office in accordance with the Restated Company Articles and (ii) the directors of the Company shall be comprised of the individuals determined in the manner set forth in Section 5.15, to continue in such capacity until their respective successors are duly elected or appointed and qualified.

1.6 Effect of Merger on Merger Sub Common Stock. Each outstanding share of common stock, $0.01 par value per share, of Merger Sub shall become and be converted into one share of New ITAC Common Stock, and the Surviving Company shall be a direct wholly-owned Subsidiary of the Company.

1.7 Effect of Merger on Issued Securities of ITAC.

(a) ITAC Common Stock. At the Effective Time, following the effectiveness of the Recapitalization, by virtue of the Merger and without any action on the part of any Party or the holders of securities of ITAC, the Company or Merger Sub, each share of ITAC Common Stock issued and outstanding prior to the Effective Time, including shares of ITAC Common Stock issued in the PIPE Investment (but, for the avoidance of doubt, excluding any Cancelled Shares), shall become and be converted into the right to receive an one Company Ordinary Share. For the avoidance of doubt, if the Company elects to issue Company Ordinary Shares directly to a PIPE Investor, the Company shall issue one Company Ordinary Share for each share of ITAC Class A Stock otherwise subscribed for, and such issuance shall be in lieu of obligation of ITAC to issue ITAC Class A Shares to the PIPE Investors.

(b) ITAC Units. At the Effective Time, following the effectiveness of the Recapitalization, by virtue of the Merger and without any action on the part of any Party or the holders of securities of ITAC, the Company or Merger Sub, every issued and outstanding ITAC Unit outstanding immediately prior to the Effective Time shall be automatically detached, and (i) each share of ITAC Class A Stock forming part of the Unit shall become and be converted into the right to receive one Company Ordinary Share pursuant to Section 1.7(a) of this Agreement and (ii) the redeemable ITAC Warrant forming part of the Unit shall become and be converted into the right to receive one Company Warrant to purchase one Company Ordinary Share at an exercise price equal to the exercise price of the ITAC Warrants pursuant to Section 1.7(c).

Annex A-3

(c) ITAC Warrants. At the Effective Time, following the effectiveness of the Recapitalization, by virtue of the Merger and without any action on the part of any Party or the holders of securities of ITAC, the Company or Merger Sub, each outstanding ITAC Public Warrant and ITAC Private Warrant, including all ITAC Warrants that were included in the ITAC Units, shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall become and be converted into the right to receive a Company Warrant to purchase an equal number of Company Ordinary Shares at an exercise price equal to the exercise price of the ITAC Warrants, with the public or private nature of the ITAC Warrants being preserved in the Company Warrants. Each Company Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the ITAC Warrants, except that in each case they shall represent the right to acquire Company Ordinary Shares in lieu of ITAC Common Stock. At or prior to the Effective Time, the Company shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Company Warrants remain outstanding, a sufficient number of Company Ordinary Shares for delivery upon the exercise of such Company Warrants.

(d) Cancellation of Share Capital Owned by ITAC. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of ITAC, the Company or Merger Sub, each share of ITAC Common Stock, and any other share of capital stock of ITAC, (i) that are owned by ITAC as treasury shares, (ii) owned by any direct or indirect wholly-owned Subsidiary of ITAC or (iii) that is issued or outstanding and owned directly or indirectly by the Company or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”), shall be automatically canceled and extinguished without any conversion thereof or payment or other consideration therefor.

(e) Transfers of Ownership. Subject in all instances to Section 1.9, if any Company Ordinary Shares are to be issued in a name other than the name in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to the Company or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of the Company in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of ITAC or any agent designated by it that such tax has been paid or is not payable.

(f) Transfer Agent. Prior to the Closing, the Company shall appoint, and enter into an agreement with, Continental Stock Transfer & Trust Company (“Continental”) to act as (i) the transfer agent for the Company Ordinary Shares issuable hereunder, and (ii) the warrant agent for the Company Warrants issuable hereunder, in each instance, upon surrender of any underlying certificates or book-entry shares, as applicable. As soon as practicable following the Effective Time, the Company shall cause Continental to record the issuance on the stock records of the Company of the amount of Company Ordinary Shares and Company Warrants issuable hereunder.

(g) No Liability; No Further Ownership Rights. Notwithstanding anything to the contrary in this Section 1.7, none of the Company, ITAC or Merger Sub or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. All consideration issuable in accordance with the consummation of the Merger shall be deemed to have been paid in full satisfaction of all rights pertaining to any ITAC Securities and from and after the Effective Time, the holders thereof shall have no right other than to receive the consideration to be paid in connection with the Merger in accordance with this Section 1.7. At the close of business on the day on which the Effective Time occurs, the share transfer books of ITAC shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company or the Company of the ITAC Securities that were outstanding immediately prior to the Effective Time.

(h) No Dissenters Rights. No dissenter’s rights, appraisal rights or other similar rights shall be available with respect to the Merger or the other Transactions contemplated by this Agreement.

(i) Withholding Rights. The Company or Continental, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of an ITAC Security, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the former holder of ITAC Securities, in respect of which such deduction and withholding was made.

Annex A-4

(j) Fractional Shares. No fractional Company Ordinary Shares shall be issued to holders of ITAC Securities. All fractional Company Ordinary Shares shall be rounded to the next higher integral number of Company Ordinary Shares.

1.8 Effect of Merger on Company Securities. Prior to Closing (effective immediately prior to the Effective Time and the transactions described in Section 1.7), the Company shall effect the Recapitalization. For the avoidance of doubt, all Company Ordinary Shares, Continuing Warrants and Continuing Company Options, in each instance, outstanding prior to the consummation of the Merger shall remain outstanding following the consummation of the Merger and shall in no way be affected by the Merger. For the avoidance of doubt, each Continuing Warrant and each Continuing Company Option, in each instance, outstanding immediately prior to (and as part of) the consummation of the Recapitalization shall, without any action on the part of the holder thereof and in accordance with the provisions of the Continuing Warrant or Continuing Company Option, become a warrant or an option to purchase such number of Company Ordinary Shares, in each instance determined by (i) multiplying the number of Company Ordinary Shares issuable upon such exercise of such security by the Conversion Ratio and (ii) dividing the exercise price of such security by the Conversion Ratio. No fractional Company Ordinary Shares shall be issued to holders of Company Ordinary Shares. All fractional Company Ordinary Shares shall be rounded to the next higher integral number of Company Ordinary Shares, and the adjusted purchase price or exercise price shall be computed to two decimal places.

1.9 ITAC Securities and Certificates.

(a) All securities issued upon the surrender of ITAC Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of ITAC Securities shall also apply to the Company Ordinary Shares and Company Warrants so issued in exchange. To the extent that such ITAC Securities are represented by physical certificates, the holders of such ITAC Securities will be provided a letter of transmittal to send their certificated ITAC Securities to the transfer agent and warrant agent for the Company Ordinary Shares and Company Warrants, which is the same as the transfer agent and warrant agent for ITAC Securities, and such transfer agent or warrant agent will, upon receipt of completed documentation, issue the Company Ordinary Shares and Company Warrants that are issuable in respect of the holder’s ITAC Securities. To the extent that the ITAC Securities are held in book entry, the issuance of Company Ordinary Shares or Company Warrants will automatically be made by the transfer agent and warrant agent.

(b) In the event any certificates shall have been lost, stolen or destroyed, the Company shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 1.7; provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company with respect to the certificates alleged to have been lost, stolen or destroyed.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of ITAC and Merger Sub, the officers and directors of ITAC and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.11 Tax Consequences. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Tax law, and this Agreement is intended to constitute, and is adopted by the parties as, a “plan of reorganization” within the meaning of Treasury Regulation §§ 1.368-2(g) and 1.368-3. The parties agree that (i) each party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Tax law, and (ii) none of the parties shall take, nor permit their respective Affiliates to take any action or position that reasonably would be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and corresponding provisions of state and local Law, in each case unless otherwise required by applicable Law.

1.12 Certain Adjustments. Notwithstanding any provision of this Article I to the contrary (but excluding in all instances any action taken as part of the Recapitalization), if, between the effectiveness of the Recapitalization and the Effective Time, (a) the outstanding Company Ordinary Shares shall have been increased, decreased, changed

Annex A-5

into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split (including reverse stock split), split-up, combination or exchange or readjustment of shares, (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (c) any similar event shall have occurred, then in each case the shares of Company Ordinary Shares issuable hereunder in exchange for ITAC Securities shall be appropriately adjusted to provide the holders thereof the same economic effect as contemplated by this Agreement prior to such event.

Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105, on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place (including remotely) as ITAC and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
REPRESENTATIONS AND WARRANTIES OF ITAC

Except as set forth in (i) the disclosure schedules delivered by ITAC to the Company on the date hereof (the “ITAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are filed with SEC prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), ITAC represents and warrants to the Company and Merger Sub, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. ITAC is a corporation incorporated, validly existing and in good standing under the Laws of the Delaware. ITAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. ITAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. ITAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. ITAC is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. ITAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required ITAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of ITAC and (b) other than the Required ITAC Shareholder Approval, no other corporate proceedings on the part of ITAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which ITAC is a party shall be when delivered, duly and validly executed and delivered by ITAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of ITAC, enforceable against ITAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Annex A-6

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of ITAC is required to be obtained or made in connection with the execution, delivery or performance by ITAC of this Agreement and each Ancillary Document to which it is a party or the consummation by ITAC of the transactions contemplated hereby and thereby, other than (a) pursuant to Consents to be obtained pursuant to the Antitrust Laws expressly contemplated by this Agreement, (b) such other filings expressly contemplated by this Agreement, (c) any filings required to be made with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) such other Consents, filings or notifications where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on ITAC.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by ITAC of this Agreement and each Ancillary Document to which it is a party, the consummation by ITAC of the transactions contemplated hereby and thereby, and compliance by ITAC with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of ITAC’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to ITAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by ITAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of ITAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any ITAC Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on ITAC.

3.5 Capitalization.

(a) ITAC is authorized to issue 1,000,000 shares of Preferred Stock, par value $0.0001 per share, none of which are outstanding, 100,000,000 shares of ITAC Class A Stock, of which 6,933,322 shares are issued and outstanding, and 20,000,000 shares of ITAC Class B Stock, of which 1,902,900 shares are issued and outstanding. The issued and outstanding ITAC Securities as of the date of this Agreement are set forth on Schedule 3.5(a). All outstanding shares of ITAC Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Law, ITAC’s Organizational Documents or any Contract to which ITAC is a party. None of the outstanding ITAC Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the transactions contemplated by this Agreement, ITAC does not have any Subsidiaries or own any equity interests in any other Person and ITAC does not have any right or obligation pursuant to any Contract or otherwise to acquire any equity interests in any other Person.

(b) Except as set forth in Schedule 3.5(a) or Schedule 3.5(b) and except with respect to the Subscription Agreements relating to the PIPE Investment, including any Subscription Agreement for the PIPE Investment subsequent to the date of this Agreement, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of ITAC or (B) obligating ITAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares of ITAC, or (C) obligating ITAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares of ITAC. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of ITAC to repurchase, redeem or otherwise acquire any shares of ITAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which ITAC is a party with respect to the voting of any shares of ITAC.

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(c) All Indebtedness of ITAC as of the date of this Agreement is disclosed on Schedule 3.5(c). No Indebtedness of ITAC contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by ITAC or (iii) the ability of ITAC to grant any Lien on its properties or assets.

(d) Since the date of formation of ITAC, and except as contemplated by this Agreement, ITAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and ITAC’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and ITAC Financials.

(a) ITAC, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by ITAC with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, ITAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) ITAC’s annual reports on Form 10-K for each fiscal year of ITAC beginning with the first year ITAC was required to file such a form, (ii) ITAC’s quarterly reports on Form 10-Q for each fiscal quarter that ITAC was required to file such reports in order to disclose its quarterly financial results, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by ITAC with the SEC (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise publicly made available to the SEC. (A) ITAC Units, ITAC Class A Ordinary Shares and ITAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq, (B) ITAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such ITAC Securities, (C) there are no Actions pending or, to the Knowledge of ITAC, threatened against ITAC by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such ITAC Securities on Nasdaq and (D) all ITAC Securities are in compliance with all of the applicable corporate governance rules of Nasdaq. There is no Action, proceeding or investigation pending or, to the Knowledge of ITAC, threatened against ITAC by Nasdaq or the SEC with respect to any intention by such entity to deregister any ITAC Securities or prohibit or terminate the listing of any ITAC Securities on Nasdaq. The Purchaser has taken no action that is designed to terminate the registration of the ITAC Securities under the Exchange Act. ITAC has not received any written or, to ITAC’s Knowledge, oral deficiency notice from Nasdaq relating to the continued listing requirements of the ITAC Securities.

(b) The financial statements and notes of ITAC contained or incorporated by reference in the SEC Reports (the “ITAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of ITAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). The ITAC Financials, including any notes and schedules thereto, (i) complied as to form in all material respects with the rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 8-03 of Regulation S-X of the SEC or as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects in accordance with applicable

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requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of ITAC, as of their respective dates and the results of operations and the cash flows of ITAC, for the periods presented therein.

(c) Except as and to the extent reflected or reserved against in ITAC Financials, ITAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in ITAC Financials, other than Liabilities arising in the ordinary course of business since September 30, 2020, all of which shall be accurately reflected or reserved against in the ITAC Financials filed as part of the SEC Reports subsequent to date of this Agreement.

(d) ITAC has established and maintains a system of “internal controls over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the listing standards of Nasdaq. ITAC’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by ITAC in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to ITAC’s management as appropriate to allow timely decisions. As an Emerging Growth Company, ITAC is not required to provide auditor attestation to its internal controls. This representation is qualified to the extent that, if ITAC’s internal controls were reviewed by its independent auditors, such auditors would determine that ITAC’s disclosure controls and procedures and internal controls over financial reporting are not effective; provided, however, that ITAC has, to the extent practical, taken steps to remediate any such deficiencies which were brought to its attention by its auditors.

3.7 Absence of Certain Changes. ITAC has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since the consummation of the IPO, not been subject to a Material Adverse Effect.

3.8 Compliance with Laws. ITAC is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on ITAC, and ITAC has not received written notice alleging any violation of applicable Law in any material respect by ITAC.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of ITAC, threatened Action to which ITAC is subject which would reasonably be expected to have a Material Adverse Effect on ITAC. There is no material Action that ITAC has pending against any other Person. ITAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. ITAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on ITAC.

3.10 Taxes and Returns.

(a) ITAC has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in ITAC Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where ITAC files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against ITAC in respect of any Tax, and ITAC has not been notified in writing of any proposed Tax claims or assessments against ITAC (other than, in each case, claims or assessments for which adequate reserves in ITAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of ITAC’s assets, other than Permitted Liens. ITAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by ITAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(b) Since the date of its formation, ITAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c) ITAC does not have any Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes).

(d) ITAC is Tax resident only in its jurisdiction of formation.

(e) ITAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(f) The Sponsor is Tax resident only in its jurisdiction of formation. No member of the Sponsor is a Tax resident of Israel. To the Knowledge of ITAC, no shareholder of ITAC that holds 5% or more of ITAC’s share capital is a Tax resident of Israel.

3.11 Employees and Employee Benefit Plans. ITAC does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. ITAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property.ITAC does not own or lease any material real property or Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which ITAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by ITAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of ITAC as its business is currently conducted, any acquisition of material property by ITAC, or restricts in any material respect the ability of ITAC from engaging in business as currently conducted by it or from competing with any other Person (together with the Trust Agreement, each, a “ITAC Material Contract”). All ITAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each ITAC Material Contract: (i) the ITAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the ITAC Material Contract is legal, valid, binding and enforceable in all material respects against ITAC and, to the Knowledge of ITAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) ITAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by ITAC, or permit termination or acceleration by the other party, under such ITAC Material Contract; and (iv) to the Knowledge of ITAC, no other party to any ITAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by ITAC under any ITAC Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between ITAC and any (a) present or former director, officer or employee or Affiliate of ITAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of ITAC’s outstanding capital stock as of the date hereof.

3.15 Investment Company Act. ITAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

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3.16 Finders and Brokers. Except as set forth on Schedule 3.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from ITAC, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of ITAC.

3.17 Certain Business Practices.

(a) Neither ITAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of ITAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder ITAC or assist it in connection with any actual or proposed transaction.

(b) The operations of ITAC are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving ITAC with respect to any of the foregoing is pending or, to the Knowledge of ITAC, threatened.

(c) None of ITAC or any of its directors or officers, or, to the Knowledge of ITAC, any other Representative acting on behalf of ITAC is currently identified on the specially designated nationals or other blocked person list or otherwise the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and ITAC has not, since its formation, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country or territory subject to OFAC sanctions or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions.

3.18 Insurance. Schedule 3.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by ITAC relating to ITAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and ITAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of ITAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by ITAC. ITAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on ITAC.

3.19 Information Supplied. None of the information supplied or to be supplied by ITAC expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents or (b) in the Registration Statement or in any amendment to any of documents identified in (a) and (b), will, when filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by ITAC expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ITAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or any of its Affiliates.

3.20 Independent Investigation. ITAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and

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records, and other documents and data of the Target Companies and Merger Sub for such purpose. ITAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to ITAC pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company, Merger Sub or their respective Representatives have made any representation or warranty as to the Target Companies or Merger Sub or this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to ITAC pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.21 Trust Account. As of the date of this Agreement, ITAC has at least $75,750,000 (the “Trust Amount”) in the Trust Account, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of ITAC and the Trustee, enforceable in accordance with its terms subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or (ii) entitle any Person (other than holders of Class A Ordinary Shares who from and after the date hereof shall have exercised their redemption rights) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay any Tax obligation, including franchise Tax, owed by ITAC as a result of assets of ITAC or interest or other income earned on the Trust Account and up to $50,000 to pay dissolution expenses, and (B) to redeem Class A Ordinary Shares pursuant to the redemption rights. There are no Actions pending or, to the Knowledge of ITAC, threatened with respect to the Trust Account.

3.22 Company Representations. ITAC, on behalf of itself and its Affiliates, acknowledges and agrees that neither the Company nor any of its Affiliates has made any warranty, express or implied to ITAC, as to the prospects of the business of the Company and its Subsidiaries or its profitability, or with respect to any forecasts, projections or business plans prepared by or on behalf of ITAC or its Affiliates and delivered to ITAC for its review of the Company’s and its Subsidiaries’ business or the negotiation and execution of this Agreement. Except as otherwise expressly set forth in this Agreement, ITAC acknowledges that the Company will be furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND, IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY FOR ANY PURPOSE.

3.23 No Other Representation. Except for the representations and warranties contained in this Article III, neither ITAC nor any other Person or entity on behalf of ITAC has made or makes any representation or warranty, whether express or implied, with respect to ITAC, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, its Affiliates or any of their Representatives by or on behalf of ITAC. Neither ITAC nor any other Person or entity on behalf of ITAC has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Purchaser or its Affiliates, whether or not included in any management presentation. ITAC, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither the Company nor any other Person or entity on behalf of the Company has made or makes, and ITAC and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Company, the Target Companies, the business thereof, their Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management

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presentation, or with respect to the accuracy or completeness of any information provided or made available to ITAC or any of its officer, directors, employees, agents, representatives, lender, Affiliates or any other Person acting on its behalf by or on behalf of the Company’s officers, directors, employees, agents, representatives, lenders or Affiliates.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to ITAC on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to ITAC, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a company duly organized, validly existing under the Israeli Companies Law and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being and as proposed to be conducted except as would materially and adversely impact the consolidated business and operations of the Company and the Target Companies. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 0 lists each Target Company and all jurisdictions in which each Target Company is qualified to conduct business and all names other than its legal name under which each Target Company does business. The Company has provided to ITAC accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. A correct and complete list of the directors or managers (as applicable) and officers of each Target Company is set forth on Schedule 4.1. Except as set forth in Schedule 4.1, no Person has any right to designate any director, officer, manager or general partner of any Target Company. The Company is not in violation of any provisions of, and no other Target Company is in violation of any material provision of, its Organizational Documents.

4.2 Authorization; Binding Agreement. Each of the Company and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which (a) the Company is a party and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the board of directors of the Company in accordance with the Company’s Organizational Documents and the Israeli Companies Law, and (b) Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the board of directors of Merger Sub and by the Company as sole shareholder of Merger Sub in accordance with Merger Sub’s Organizational Documents, the Delaware Law, any other applicable Law and any Contract to which Merger Sub or the Company is a party or bound. No other corporate proceedings on the part of the Company or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby other than the approval of this Agreement and the Transaction by the Company’s shareholders as required by the Existing Articles and the Israeli Companies Law (the “Required Company Shareholder Approval”). Other than the Required Company Shareholder Approval, there is no shareholder of the Company or any Target Company whose Consent (other than as set forth in the Existing Articles) is required for the execution of this Agreement by the Company and the performance by the Company of its obligations under this Agreement and the Ancillary Documents. This Agreement has been, and each Ancillary Document to which the Company or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Company or Merger Sub, as applicable, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Required Company Shareholder Approval and the Enforceability Exceptions. The Voting Agreements delivered by the Company include holders of Company Ordinary Shares and Company Preferred Shares representing at least the Required Company Shareholder Approval, and such Voting Agreements are in full force and effect subject to the Enforceability Exception.

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4.3 Capitalization.

(a) Schedule 4.3(a) sets forth, as of the date hereof, the number of authorized, issued and outstanding shares of each class or series of share capital of the Company, and the conversion rights of each class or series of Preferred Shares, all as set forth in the Existing Articles. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Israeli Companies Law, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b) No Company Ordinary Shares or Company Warrants are reserved for issuance to officers, directors, employees and consultants of the Company pursuant to any Benefit Plan except as set forth in Schedule 4.3(b). Except as set forth in Schedule 4.3(b) or with respect to the Recapitalization, there are no outstanding Company Convertible Securities, and there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. The Company is not party to any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents or Schedule 4.3(b) or with respect to the Recapitalization, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, except as expressly contemplated by this Agreement including with regard to the Recapitalization, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials or as set forth on Schedule 4.3(c), since December 31, 2019, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

(d) No shareholder of the Company has any rights of appraisal with respect to the Recapitalization or the Merger, whether pursuant to the Existing Articles, the Israeli Companies Law or any agreement between the Company and such shareholder.

4.4 Subsidiaries.

(a) Merger Sub is authorized to issue 100 shares of common stock, par value $0.01 per shares, all of which are owned by the Company. Schedule 4.4(a) sets forth the name of each other direct or indirect Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company, except as provided in Schedule 4.4(a). Except for the equity interests of

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the Subsidiaries listed on Schedule 4.4(a) and as provided in Section 4.4(b), the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth in Schedule 4.4(a), the Company owns all of the outstanding equity securities of the Subsidiaries, free and clear of all Liens, either directly or indirectly through one or more other Subsidiaries.

(b) No Target Company is a participant in any joint venture, partnership or similar arrangement and no Target Company owns any equity interests of any Person (other than the Company’s Subsidiaries) except as set forth in Schedule 4.4(b). There are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, guaranty, capital contribution or otherwise) in, any other Person. Schedule 4.4(b) sets forth with respect to each Person described in this Section 4.4(b), the name of the Person, the nature of the agreement, the amount invested, advanced or committed by any Target Company, the equity interest of the Company in such Person and any provisions which affect any change in such equity interest, the nature and the amount of the financial commitment of any Target Company, any obligations of any Target Company to any such Person and the rights of any Target Company with respect to the control, management, or rights of any such Person and any other material information relating to the agreement between the Company and any such Person.

4.5 Merger Sub. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

4.6 Governmental Approvals. Except as otherwise described in Schedule 4.6, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company or Merger Sub of this Agreement or any Ancillary Documents or the consummation by the Company or Merger Sub of the transactions contemplated hereby or thereby other than (a) such Consents expressly contemplated by this Agreement, (b) applicable requirements of and filings under the Israeli Securities Law, 1968, and the rules and regulations thereunder or any other similar Laws, (c) pursuant to Consents to be obtained pursuant to the Antitrust Laws expressly contemplated by this Agreement and (d) those Consents, the failure of which to obtain prior to the Closing would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or any Target Company or the ability of the Company or Merger Sub to perform its obligations under this Agreement or the Ancillary Documents to which it is a party.

4.7 Non-Contravention. Except as otherwise described in Schedule 4.7, the execution and delivery by the Company and Merger Sub (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which such Person is a party, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by such Person with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any such Person’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.6 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Person or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Person under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Person under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to be have a Material Adverse Effect on the Company or Merger Sub.

4.8 Financial Statements.

(a) As used herein, the term “Company Financials” means the consolidated audited financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2020 and December 31, 2019, and the related consolidated statements of

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loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, each audited in accordance with PCAOB auditing standards by a PCAOB registered independent auditor. True and correct copies of the Company Financials have been provided to ITAC; provided, however, that the Company Financials delivered prior to the execution of this Agreement represent draft financials (the “Draft Financials”). The Company Financials, including for the avoidance of doubt, the Draft Financials and the Audited Financials, (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with Accounting Standards, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective balance sheet dates and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated in accordance with GAAP. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The Company shall use commercially reasonable efforts to deliver the audited Company Financials (the “Audited Financials”) for the year ended December 31, 2020 not later than twenty-one (21) days from the date of this Agreement or such earlier date as may be necessary to include the Audited Financials in the Registration Statement, as hereinafter defined. The Audited Financials shall not reflect any material adverse change in Company’s consolidated net loss or comprehensive loss, working capital, shareholders’ equity or cash flows from operations from that shown on the Draft Financials.

(b) Each Target Company maintains books and records reflecting its assets and Liabilities in all material respects and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used in accordance with such Target Company’s management directives, (ii) material transactions of the Target Companies are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company in accordance with applicable Accounting Standards, (iv) the reporting of such Target Company’s assets is compared with existing assets at the intervals required by applicable Accounting Standards and verified in accordance therewith for actual amounts, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis, in each instance, in accordance with applicable Accounting Standards. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. To the Knowledge of the Company, since January 1, 2019, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.8(c). Except as disclosed on Schedule 4.8(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.8(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) reflected or reserved on or provided for in accordance with applicable Accounting Standards in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 contained in the Company Financials or (ii) not material or that were incurred after December 31, 2020 in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All accounts receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts

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Receivable are subject to any material right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

4.9 Absence of Certain Changes. Except as set forth on Schedule 4.9 or for actions expressly contemplated by this Agreement, and except for COVID-19 Actions which in the reasonable judgment of the Company are required to be taken or implemented by the Company or any of the other Target Companies since December 31, 2020, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, and (b) not been subject to a Material Adverse Effect.

4.10 Compliance with Laws. Except as set forth on Schedule 4.10, no Target Company is in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2019, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.11 Company Permits. Each Target Company holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to ITAC true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.11. To the Knowledge of the Company, there is no employee of a Target Company who is required to be licensed by a Governmental Authority in order for the Target Company to conduct is business in the normal course. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened except where the failure thereof will not have a Material Adverse Effect. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.

4.12 Litigation. Except as described on Schedule 4.12, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any basis for any Action; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past three (3) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.12, if finally determined adverse to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past three (3) years, to the Knowledge of the Company, none of the current officers or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.13 Material Contracts.

(a) Schedule 4.13(a) sets forth a true, correct and complete list of, and the Company has made available to ITAC, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.13(a) a “Company Material Contract”) that:

(i) contains covenants that limit in any material manner the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company, strategic relationship or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture or strategic relationship;

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(iii) involves any agreement relating to the supply of product to, the purchase of product for, or the performance of services by or to any Target Company, in each instance, which are material to the consolidated business and operations of the Target Companies;

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(v) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $500,000;

(vi) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vii) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(viii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $1,000,000 in the aggregate;

(ix) is with any Top Customer or Top Vendor;

(x) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $500,000;

(xi) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xii) obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture, limited partnership or a strategic relationship agreement);

(xiii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney; or

(xv) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software.

(b) Except as disclosed in Schedule 4.13(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination

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or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written, or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

4.14 Intellectual Property.

(a) Schedule 4.14(a)(i) sets forth: (i) all Patents and pending Patent applications, Trademarks and service mark registrations and pending applications, Copyright registrations and pending applications and registered Internet Assets in which a Target Company is the owner, applicant or assignee (“Company Registered IPV”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration is pending, and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Software owned or purported to be owned by a Target Company. Schedule 4.14(a)(ii) sets forth all material Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Intellectual Property commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year (collectively, “Off-the-Shelf Software”), under which a Target Company is a licensee. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses or that such Target Company otherwise has the right to use.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions reasonably necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor has any material event occurred that with notice or lapse of time or both would constitute a material default thereunder. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are, to the Knowledge of the Company, valid and in force with all applicable maintenance fees paid, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, and where applicable, each Target Company has disclosed to the applicable government office or agency all material prior art known by such Target Company in connection with Patents and Patent Applications.

(c) Schedule 4.14(c) sets forth all material licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor, other than agreements entered into with customers of a Target Company in the ordinary course of business (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed in all material respects all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned by or licensed to the Target Companies. No Target Company has received any written notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company. There are no Orders to which any Target Company is a party that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, or (ii) other than the Outbound IP Licenses, grants any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to

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the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by any Target Company (“Company IP”) in any material respect.

(e) All Persons including each Target Company’s officers, directors, employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company IP (each such person, a “Creator”) have (i) agreed to maintain the confidentiality of the trade secrets of the applicable Target Company and (ii) assigned to such Target Company by way of present assignment of exclusive ownership of all Intellectual Property Rights authored, invented, created, improved, modified, or developed by such Person on behalf of a Target Company in the course of such Creator’s employment or other engagement with such Target Company. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP. There are no current or, to the Company’s knowledge, threatened, claims from any Creator for compensation or remuneration for inventions invented, copyright works created or any similar claim, including under Israeli Patents Law, 1967.

(f) Except as set forth in Schedule 4.14(f), no facilities of a university, college, other educational institution or research center was used in the development of any material Intellectual Property owned or, to the Knowledge of the Company, licensed by the Company. Except as set forth in Schedule 4.14(f), to the Knowledge of the Company, no employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property Rights, was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center that would result in any government, university, college or other educational institution or research center having an ownership interest in any Company Owned Intellectual Property Rights, nor has any such person created or developed any Company Owned Intellectual Property Rights with any Governmental Grant.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License.

4.15 Privacy.

(a) Each Target Company is in compliance in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines (the “Data Security Requirements”). The Transactions contemplated by this Agreement will not result in any material liabilities in connection with any Data Security Requirements.

(b) To the Knowledge of the Company, (i) no Person has obtained unauthorized access to third party information and Personal Information in the possession of any Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, which required disclosure or notification under applicable Data Security Requirements, and (ii) no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such Personal Information has been received by a Target Company.

(c) Since December 31, 2018, each Target Company has taken commercially reasonable steps to protect and maintain the confidential nature of the Personal Information provided to such Target Company by any Person and secure any such Personal Information from loss, theft, unauthorized access, use, modification, disclosure or other misuse.

(d) None of the Target Companies has received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Laws with respect to Personal Information possessed by the Target Companies.

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4.16 Taxes and Returns. Except as set forth on Schedule 4.15:

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied in all material respects with all applicable Laws relating to Tax. There are no audits, examinations, investigations or other proceedings pending against any Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against such Target Company (other than, in each case, claims or assessments for which adequate reserves in Company Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Company’s assets, other than Permitted Liens. No Target Company has outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes).

(c) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Government Authority, except where the failure to collect, withhold or pay will not have a Material Adverse Effect.

(d) No Target Company has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(e) Any Target Company required to be registered for purposes of Israeli value added tax is duly registered and has complied with all requirements concerning Israeli value added Tax (“VAT”). Each Target Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. No non-Israeli Target Company is required to register in Israel for Israeli VAT purposes. Each Target Company required to register for VAT under the laws of any country other than Israel has so registered and has collected and paid over to the taxing authority all VAT required to be collected and paid over.

(f) No Target Company is benefiting (or has benefited) from any grants, exemption, tax holiday, reduced tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959, including but not limited to Preferred Technological Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status.

(g) No Target Company has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Israeli Income Tax Ordinance New Version, 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”), a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(h) Each Foreign Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from the Israel Tax Authority (“ITA”) or is otherwise deemed approved by passage of time without objection by the ITA.

(i) No Target Company is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

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(j) Each Target Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to any Target Company are arm’s length prices for purposes of the applicable laws, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Target Companies.

(k) Each Target Company is Tax resident only in its jurisdiction of formation.

(l) No Target Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(m) No Target Company organized or formed under the laws of a jurisdiction outside of the United States (i) is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulation Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(n) No Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date. No Target Company has made an election pursuant to Section 965(h) of the Code.

4.17 Real Property. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases). Schedule 4.17 contains a complete and accurate list of all premises currently leased or subleased by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to ITAC a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition.

4.18 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than $100,000) is set forth on Schedule 4.18, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.18, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company. The Company has provided to ITAC a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

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4.19 Employee Matters.

(a) Except as set forth in Schedule 4.19(a) and except for extension orders applicable to all employees in Israel, no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. No current officer or key employee of a Target Company has provided such Target Company written notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 4.19(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws and the employment agreements listed in such Schedule 4.19(b) respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Except as set forth in Schedule 4.19(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to ITAC by the Company.

(d) Except as set forth on Schedule 4.19(d), all of the independent contractors that are involved in the development of intellectual property of the Company are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.19(d), each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to ITAC by the Company. For the purposes of applicable Law, all independent contractors who are currently, since the Company’s organization have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.20 Benefit Plans.

(a) Set forth on Schedule 4.20(a) is a true and complete list of each Foreign Plan of a Target Company (each, a “Company Benefit Plan”). No Target Company has ever maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to ITAC accurate and complete copies, if applicable, of: (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any Company Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding Liability or obligation.

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(c) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made; (v) all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued, or otherwise adequately reserved in accordance with GAAP and are reflected on the Company Financials; and (vi) no Company Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. No Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) Except as set forth in Schedule 4.20(d), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a Target Company.

(e) Except to the extent required by applicable Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

4.21 Environmental Matters. Except as set forth in Schedule 4.21:

(a) Each Target Company is and, to the Company’s Knowledge, for the past two years, has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), and no Action is pending or, to the Company’s Knowledge, threatened in writing to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that would be reasonably expected to adversely affect such continued compliance with Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material, in each case, that has not been resolved or that would be reasonably expected to result in a material liability.

(c) No Action is pending, or to the Company’s Knowledge, threatened in writing against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation under applicable Environmental Laws.

(e) The Company has provided to ITAC all final and non-privileged environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.22 Transactions with Related Persons. Except as set forth on Schedule 4.22, no Target Company nor any of its Affiliates, nor any officer, director or 5% beneficial owner of the equity of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property or the license of Intellectual Property from, (c) granting or receiving any right or interest in any asset of a Target Company to or from, or (d) otherwise requiring payments to (other than for services

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or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.22, no Target Company is party to any Contract with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person. Schedule 4.22 specifically identifies those Contracts, arrangements or commitments set forth on such Schedule 4.22 that cannot be terminated upon sixty (60) days’ notice by the Target Companies without cost or penalty. All material transactions since the incorporation of the Company between the Company and Related Persons that require approvals pursuant to Sections 268 to 284 of the Israeli Companies Law, or pursuant to the Existing Articles have been duly approved. To the Company’s Knowledge, no officer or director of any Target Company: (i) has any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of, (A) any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of any Target Company or (B) any other entity in any material business arrangement or relationship with any Target Company; provided, however, that the ownership of securities listed on any national securities exchange representing less than 2% of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person; (ii) has any interest in any property, asset or right used by the Target Company for the business; (iii) has outstanding any Indebtedness owed to any Target Company; or (iv) has received any funds from the Target Company since the date of the Latest Balance Sheet, except for employment-related compensation received in the ordinary course of business.

4.23 Insurance.

(a) Schedule 4.23(a) lists all insurance policies held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to ITAC. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.23(b) identifies each individual insurance claim in excess of $100,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.24 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.25 Top Customers and Vendors. Schedule 4.25 lists, by dollar volume received or paid, as applicable, for each of the years ended December 31, 2020 and 2019, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest vendors of goods or services to the Target Companies (the “Top Vendors”). The relationships of each Target Company with such vendors and customers are good commercial working relationships and (i) no Top Vendor or Top Customer within the last twelve (12) months has cancelled or otherwise terminated or advised any Target Company or its plan or intention to terminate any material relationships of such Person with a Target Company, (ii) no Top Vendor or Top Customer has during the last twelve (12) months decreased materially its material relationships with a Target Company, (iii) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Vendor or Top Customer.

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4.26 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the equivalent Laws of Israel or of the country in which the Target Company is located or conducts business, (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws, or (iv) otherwise made any unlawful payment.

(b) To the Knowledge of the Company, the operations of each Target Company are and have been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to the any of the foregoing is pending.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise the subject of any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory subject to OFAC sanctions or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions, since the Company’s organization. Since January 1, 2016, and except where the failure to be, or to have been, in compliance with such Laws has not been or would not, individually or in the aggregate, reasonably be expected to be material to the Company taken as a whole, neither the Target Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been (i) a Person named on any Sanctions List and Export Control Laws-related list of designated Persons maintained by a Governmental Authority; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(d) No Target Company has received any written notice that there is any investigation, allegation, request for information, or other inquiry by any Governmental Authority regarding an actual or possible violation of the Anti-Corruption Laws.

(e) No Target Company is, or is required to be, registered with the Israeli Ministry of Defense as a security exporter. Except as set forth in Schedule 4.26(e), the business of the Target Companies and Merger Sub does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization, marketing or export is restricted under Israeli Law, and the business of the Target Companies does not require any Target Company to obtain a license from the Israeli Ministry of Economy and/or the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974 or other legislation regulating the development, commercialization, marketing or export of technology or financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in violation of applicable sanctions, in the last five (5) fiscal years.

4.27 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

4.28 PIPE Investment. The Company shall use its commercially reasonable efforts to satisfy the conditions of the PIPE Investors closing obligations contained in the Subscription Agreements, and consummate the transactions contemplated thereby including any Subscription Agreements entered into among the Company, ITAC and one or more PIPE Investors subsequent to the date of this Agreement. The Company shall not terminate, or amend or waive in any manner, any Subscription Agreement without ITAC’s prior written consent, other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements.

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4.29 Finders and Brokers. Except as set forth in Schedule 4.28, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from ITAC, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

4.30 Information Supplied. None of the information supplied or to be supplied by the Company or Merger Sub expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement or in any amendment to any of documents identified in (a) and (b), will, when filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of ITAC or its Affiliates.

4.31 Independent Investigation. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the ITAC set forth in this Agreement (including the related portions of the ITAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of ITAC for the Registration Statement; and (b) none of the ITAC or its Representatives have made any representation or warranty as to the ITAC or this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement (including the related portions of the ITAC Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto, or with respect to the information provided by or on behalf of ITAC for the Registration Statement.

4.32 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

4.33 No Other Representations or Warranties; No Reliance. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person or entity on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to the Company, its Affiliates, its business or operations, or any of their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to ITAC, its Affiliates or any of its Representatives by or on behalf of the Company. Neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, whether express or implied, to ITAC with respect to any projections, forecasts, estimates or budgets made available to ITAC, their Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company, its Affiliates or its business, whether or not included in any management presentation. The Company, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article III, neither ITAC nor any other Person or entity on behalf of ITAC has made or makes, and the Company and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to ITAC, its Affiliates or its respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or its Affiliates or any of their Representatives by or on behalf of ITAC.

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Article V
COVENANTS

5.1 Access and Information

(a) During the period from the date of this Agreement and continuing until the earlier of (i) the termination of this Agreement in accordance with Section 7.1, or (ii) the Closing (the “Interim Period”), subject to Section 5.13 and the Confidentiality Agreement, each of the Company and Merger Sub shall give, and shall cause its Representatives to give (subject, in each instance to (x) compliance with applicable Law, (y) the Company’s desire to maintain attorney-client privilege or other similar right at its sole discretion, and (z) the consent of or other conditions required by a Contract counterparty or service provider), ITAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies as ITAC or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including monthly unaudited financial statements) and cause each of the Representatives of the Company and Merger Sub to reasonably cooperate with ITAC and its Representatives in their investigation; provided, however, that ITAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies or Merger Sub.

(b) During the Interim Period, subject to Section 5.13 and the Confidentiality Agreement, ITAC shall give (subject, in each instance to (x) compliance with applicable Law, (y) ITAC’s desire to maintain attorney-client privilege or other similar right at its sole discretion, and (z) the consent of or other conditions required by a Contract counterparty or service provider), and shall cause its Representatives to give, the Company, Merger Sub and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to ITAC or its Subsidiaries, as the Company, Merger Sub or their respective Representatives may reasonably request regarding ITAC, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of ITAC’s Representatives to reasonably cooperate with the Company and Merger Sub and their respective Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of ITAC or any of its Subsidiaries.

5.2 Conduct of Business of the Company and Merger Sub.

(a) Unless ITAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (A) as expressly contemplated by this Agreement, including but not limited with regard to the Recapitalization, (B) as required by Law (including any COVID-19 Measures) or (C) as set forth on Schedule 5.2, the Company and Merger Sub shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to (i) except for COVID-19 Actions which in the reasonable judgment of the Company are required to be taken or implemented by the Company or any of the other Target Companies during the Interim Period, conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) preserve intact, in all material respects, their respective business organizations.

(b) Without limiting the generality of Section 5.2(a) and except (A) as contemplated by the terms of this Agreement, including but not limited with regard to the Recapitalization, (B) as required by Law (including any COVID-19 Measures) or (C) as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of ITAC (such consent not to be unreasonably withheld, conditioned or delayed), except for COVID-19 Actions which in the reasonable judgment of the Company are required to be taken or implemented by the Company or any of the other Target Companies during the Interim Period, neither the Company nor Merger Sub shall, and each shall cause the Target Companies to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

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(ii) except in connection with the exercise, adjustment or replacement of options and warrants outstanding as of the date of this Agreement or the grant of options to employees in the ordinary course of business consistent with past practices, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or other similar rights to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) except for with regards to the Recapitalization, split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business consistent with past practice), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $500,000 individually or $1,000,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any consultant, officer, manager director or employee engaged or employed as of the date of this Agreement, in each case, other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) other than with regard to the Recapitalization, make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP or otherwise, in each case if such action would be reasonably expected to materially increase the present or future Tax liability of ITAC or any of the Target Companies;

(vii) terminate, waive or assign to Person that is not a Target Company any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business without the consent to ITAC;

(x) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Party’s outside auditors;

(xi) waive, release, assign, settle or compromise any material claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xii) close or materially reduce its activities;

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(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xv) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvi) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of any Target Company;

(xvii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xviii) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of ITAC.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule 5.3, ITAC shall, and shall cause its Subsidiaries to use commercially reasonable efforts to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to ITAC and its Subsidiaries and their respective businesses, assets and employees, and (iii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by the PIPE Investment) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), ITAC shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent ITAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Transaction Expenses incurred in connection with the consummation of the Transactions, including the PIPE Investment;

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(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner;

(vii) terminate, waive or assign any material right under any ITAC Material Contract or enter into any Contract that would be a ITAC Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting ITAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ITAC or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in ITAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Transaction Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Transaction Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities or any agreement that if entered into prior to the date hereof would be required to be disclosed on Schedule 3.14;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

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5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within forty-five (45) calendar days following the end of each three-month quarterly period or such earlier date as such financial statements need to be available for inclusion in the Registration Statement, the Company shall deliver to ITAC unaudited consolidated financial statements, including a consolidated balance sheet, consolidated statement of operations and comprehensive income (loss), changes in shareholders’ equity, consolidated statements of cash flows and notes to financial statements prepared in accordance with GAAP. If the form of the Registration Statement requires inclusion of such interim financial statements in the Registration Statement, the Company will also provide comparable financial statements for the prior year and the interim financial statements shall comply with Rules 8-03 and 8-04 of Regulation S-X.

(b) During the Interim Period, the Company shall provide ITAC, within thirty (30) days after the end each calendar month with financial information for the month and the year to date in such form as ITAC may reasonably request.

(c) During the Interim Period, the Company will also promptly deliver to ITAC copies of any audited financial statements of the Target Companies that a certified public accountant of any Target Company may issue.

5.5 ITAC Public Filings. During the Interim Period, ITAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Merger to maintain the listing of ITAC Units, ITAC Class A Stock and ITAC Public Warrants on Nasdaq. During the Interim Period, ITAC shall provide the Company with a reasonable review period prior to making any public filing period with the SEC and, with respect filings that relate to this Agreement and the Merger, will consider in good faith any suggestion or revision that may be proposed by the Company or its representatives.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and Merger Sub and their respective Subsidiaries, a transaction (other than the transactions contemplated by this Agreement including for the avoidance of doubt the Recapitalization) concerning the sale of (x) all or any material part of the business or assets of any Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of any Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise (subject, in each instance, to actions otherwise expressly permitted by this Agreement, including Sections 5.2 and 5.3) and (B) with respect to ITAC and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination for ITAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company or ITAC, as applicable, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, an Acquisition Proposal or potential Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party with the intention of facilitating an Acquisition Proposal.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 72 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition

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Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be reasonably expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. The Company and Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of ITAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company and Merger Sub each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of ITAC, communicate such information to any third party other than to its representatives in connection with the transactions contemplated hereunder who understand the confidential nature of the information and the restrictions on selling securities when in possession of material non-public information, knowingly take any other action with respect to ITAC in violation of such Laws, or knowingly aid, assist, cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any material non-compliance with any Law by such Party or its Affiliates; (c) receives any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective material properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall use commercially reasonable efforts to cooperate with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall,

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in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to the Company, during the Interim Period, the Company, and Merger Sub shall take all actions reasonably necessary to cause the Company to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

5.10 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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5.11 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Company shall prepare, and the Company shall file (with ITAC’s assistance) with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Company’s Ordinary Shares and the Company Warrants to be issued under this Agreement to the holders of ITAC Common Stock and the Company Ordinary Shares issuable upon exercise or conversion of the Company Warrants outstanding prior to the Effective Time, which Registration Statement will also contain a proxy statement of ITAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from ITAC stockholders for the matters to be acted upon at the Special Meeting and providing the Public Shareholders an opportunity in accordance with ITAC’s Organizational Documents and the IPO Prospectus to have their ITAC Class A Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the ITAC Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from ITAC stockholders to vote, at a special meeting of ITAC stockholders to be called and held for such purpose (the “ITAC Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Transactions, (ii) the approval of the issuance of ITAC Securities in the PIPE Investment, by ITAC stockholders in accordance with ITAC’s Organizational Documents, the Delaware Law and the rules and regulations of the SEC and Nasdaq, if applicable, (iii) the approval of the Restated ITAC Certificate, (iv) such other matters as the Company and ITAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i), (ii), (iii) and (iv)), collectively, the “ITAC Stockholder Approval Matters”), and (v) the adjournment of the ITAC Special Meeting, if necessary or desirable in the reasonable determination of ITAC. In connection with the Registration Statement and the Merger, the Company shall (w) assist ITAC in obtaining Nasdaq approval of the Merger and the change of control resulting from the Merger, (x) file any listing application necessary for the listing of the Company on Nasdaq as successor issuer to ITAC, (y) file a registration statement (the “1934 Act Registration Statement”) pursuant to the Securities Exchange Act of 1934 and request effectiveness of the 1934 Act Registration Statement concurrently with the effectiveness of the Company’s listing of its securities on Nasdaq, and (z) the Company shall provide ITAC with evidence reasonably requested by ITAC that the Company qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act, failing which the Registration Statement shall be filed on a Form S-4.

(b) The Company shall obtain the Required Company Shareholder Approval in the manner required by the Existing Articles and the Israeli Companies Law for (i) the adoption and approval of this Agreement and the Transactions (including to the extent required, the issuance of Company Securities pursuant to this Agreement, including the PIPE Investment), in accordance with the Existing Articles and the Israeli Companies Law and, to the extent applicable, regulations of the SEC and Nasdaq, (ii) the approval of the Restated Company Articles and the Recapitalization; (iii) the adoption and approval of a new Equity Incentive Plan for the Company in a substantially form to be agreed to prior to the filing of the Registration Statement (the “Equity Plan”), which will provide that the total awards under such Equity Plan will be a number of Company Ordinary Shares equal to the sum of (a) five percent (5%) of the aggregate number of Company Ordinary Shares issued and outstanding immediately after the Closing, plus (b) such number Company Ordinary Shares issuable pursuant to any outstanding equity incentives or Continuing Company Options which are outstanding immediately prior to the Recapitalization, (iv) the appointment of the members of the Post-Closing Company Board of Directors in accordance with Section 5.15 hereof, (v) the issuance of Company Ordinary Shares and Company Warrants pursuant to this Agreement, including (x) the Company Ordinary Shares issued in connection with the PIPE Investment, (y) the Company Ordinary Shares issuable pursuant to the Recapitalization, and (z) the Company Ordinary Shares issuable upon exercise of the Company Warrants, the Continuing Warrants and Continuing Company Options; and (vi) such other matters as the Company and ITAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) through (vi), collectively, the “Company Shareholder Approval Matters”), and (vii) the adjournment of the Special Meeting, if necessary or desirable in the reasonable determination of the Company. The Company shall use its reasonable best efforts to solicit from the holders of Company Ordinary Shares and Company Preferred Shares proxies or written consents in favor of the Company Shareholder Approval Matters, and to take all other actions necessary or advisable to secure the Required Company Shareholder Approval, including enforcing the Voting Agreements.

(c) ITAC and the Company shall cooperate and provide the other Party (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Registration Statement shall include such information concerning the Target Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial

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or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. In connection with the Registration Statement and the Proxy Statement, the Company and ITAC will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules, ITAC’s Organizational Documents, the Israeli Companies Law, the Delaware Law and the rules and regulations of the SEC and Nasdaq.

(d) ITAC and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Meeting and the Redemption. Each of ITAC and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company and ITAC and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. ITAC and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to ITAC’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and ITAC’s Organizational Documents.

(e) ITAC and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Company shall provide ITAC with copies of any written comments, and shall inform ITAC of any material oral comments, that the Company or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Meeting and the Redemption promptly after the receipt of such comments and shall give ITAC a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(f) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, ITAC (with the reasonable cooperation of the Company) shall distribute the Proxy Statement to ITAC’s shareholders and, pursuant thereto, shall call the Special Meeting in accordance with the Delaware Law for a date no later than thirty (30) days following the effectiveness of the Registration Statement. After the Registration Statement is declared effective under the Securities Act, ITAC shall solicit proxies from the ITAC stockholders to vote in favor of the ITAC Stockholder Approval Matters, as approved by the ITAC board of directors, which approval shall also be included in the Registration Statement.

(g) If on the date for which the ITAC Special Meeting is scheduled, ITAC has not received proxies representing a sufficient number of shares to obtain the Required ITAC Shareholder Approval, whether or not a quorum is present, ITAC may make one or more successive postponements or adjournments of the Special Meeting. ITAC may also adjourn the ITAC Special Meeting to establish a quorum or if the ITAC stockholders have elected to redeem a number of shares of ITAC Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.2(f) not being satisfied. Notwithstanding the foregoing, without the consent of the Company, in no event shall ITAC adjourn the ITAC Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond four (4) Business Days prior to the Outside Date. Except as otherwise required by applicable Law, ITAC covenants that none of the ITAC board of directors (including any committee thereof) or ITAC shall withdraw, withhold or modify, or publicly propose a change to any recommendation in support of the Transactions.

(h) ITAC and the Company shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, ITAC’s Organizational Documents, the Existing Articles and this Agreement in the preparation, filing and distribution of the Registration Statement and Proxy Statement, the listing on Nasdaq, any solicitation of proxies thereunder, the calling and holding of the Special Meeting and the Redemption.

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(i) The Company (with reasonable cooperation from ITAC) shall take such steps as are necessary for the listing of the Company Ordinary Shares and the Company Public Warrants on Nasdaq, as a successor issuer, and shall provide such information as is necessary to obtain Nasdaq approval of such listing.

5.12 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates or any of their respective representatives without the prior written consent (not be unreasonably withheld, conditioned or delayed) of ITAC and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Party reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, ITAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Company shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Sponsor shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby. From and after the Effective Time, any matter requiring ITAC approval shall require the approval of the Sponsor.

5.13 Confidential Information.

(a) The Company and Merger Sub agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any ITAC Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder or to comply with applicable Law, Order or Action), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of ITAC Confidential Information without ITAC’s prior written consent; and (ii) in the event that the Company, Merger Sub, or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes compelled to disclose any ITAC Confidential Information by Law, Order or Action, (A) provide ITAC to the extent legally permitted with prompt written notice of such requirement so that ITAC or an Affiliate thereof may seek, at ITAC’s cost, a protective Order or other remedy or waive compliance with this Section 5.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or ITAC waives compliance with this Section 5.13(a), furnish only that portion of such ITAC Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such ITAC Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and Merger Sub shall, and shall cause their respective Representatives to, promptly deliver to ITAC or destroy (at the Company’s election) any and all copies (in whatever form or medium)
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of ITAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and Merger Sub and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any ITAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) ITAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder or to comply with applicable Law, Order or Action)), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that ITAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes compelled to disclose any Company Confidential Information by Law, Order or Action, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.13(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, ITAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at ITAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that ITAC and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, ITAC and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.14 Documents and Information. After the Closing Date, the Company shall, and shall cause its Subsidiaries (including the Target Companies) to, until the fifth (5th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of ITAC and the Target Companies in existence on the Closing Date.

5.15 Post-Closing Board and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Company to resign, so that effective as of the Effective Time, the Company’s board of directors (the “Post-Closing Company Board of Directors”), subject to the Restated Company Articles, will consist of seven directors, consisting of four directors designated prior to the Closing by the Company, at least two of whom shall be considered independent under Nasdaq requirements; one director designated prior to the Closing by ITAC, and two independent directors (under Nasdaq requirements) mutually agreed on by the Company and ITAC; provided, however, that the composition of the Post-Closing Company Board of Directors shall comply with all requirements of the Israeli Companies Law and Nasdaq.

(b) The Parties shall take commercially reasonable action so that the individuals serving as the chief executive officer and chief financial officer, respectively, of the Company immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of ITAC and the Company, and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or

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other employee benefit plan or enterprise at the request of ITAC or the Company (the “D&O Indemnified Persons”) as provided in ITAC’s or Company’s Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and ITAC or the Company, as applicable, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Company shall cause the Organizational Documents of the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of ITAC and the Company, to the extent permitted by applicable Law. The provisions of this Section 5.16 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives, each of whom shall be a third-party beneficiary of the provisions of this Section 5.16(a). The Company shall not have any obligation under this Section 5.16 to any D&O Indemnified Person when and if a court of competent jurisdiction shall determine, in a final, non-appealable judgement, that the indemnification of such D&O Indemnified Person in the manner contemplated hereby is prohibited by applicable Law.

(b) The Company shall obtain at or prior to the Closing, and fully pay the premium for a “tail” directors and officers liability insurance policy that provides coverage for a seven-year period from and after the Effective Time for events occurring at or prior to the Effective Time (i) for ITAC’s directors, officers and other persons covered by ITAC’s current directors and officers liability policy which is substantially equivalent to and in any event not less favorable in the aggregate than ITAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, and (ii) for the benefit of the Company’s directors and officers, equivalent coverage, to the extent available, (collectively, the “D&O Tail Insurance”). The Company shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Company shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

(c) The Company shall not have any obligation under this Section to any D&O Indemnified Persons when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Indemnified Person in the manner contemplated hereby is prohibited by applicable Law.

5.17 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by ITAC or the Company from the PIPE Investment shall first be used to pay the Company’s and ITAC’s accrued expenses, including ITAC’s deferred expenses of the IPO, any loans made by the Sponsor to ITAC, and the expenses incurred by the Parties in connection with the negotiation, execution and performed by the Parties of their respective obligations under this Agreement and the transactions contemplated hereby, included the Registration Statement, the Proxy Statement and the PIPE Transaction; provided, that the ITAC Transaction Expenses (other than expenses relating to the PIPE Transaction) shall not exceed $7.0 million; provided, that to the extent that such ITAC Transaction Expenses exceed $7.0 million, the amount of such excess shall be added to $525,000,000 in computing the Conversion Ratio as provided in the second Recital. Any remaining cash in the Trust Account will be distributed to the Company or a Target Company designated by the Company.

5.18 PIPE Investment.

(a) Prior to the effective date of the Registration Statement, ITAC and the Company shall have executed subscription agreements (each, a “Subscription Agreement”) among ITAC, the Company and investors (the “PIPE Investors”) for an aggregate of One Hundred Million U.S. Dollars ($100,000,000) in connection with a private placement in ITAC or the Company, in each instance, to be consummated immediately prior to the Effective Time (the “PIPE Investment”). Each of the Subscription Agreements, when executed by ITAC and the Company, shall have been duly authorized, executed and delivered by ITAC and constitute the valid and binding obligation of ITAC and the Company, enforceable against ITAC and the Company, and, to the Knowledge of ITAC and the Company, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. True and complete original or signed copies of each of the Subscription Agreements have been delivered to ITAC and the Company on or prior to such effective date, and there will have been no conditions to closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein. For the avoidance of doubt, (i) any Company Ordinary Shares issued in connection with the PIPE Investment shall be issued following the consummation of the Recapitalization but prior to the Effective Time, and (ii) accordingly, the number of Company Ordinary Shares, purchase price per share and other terms of the PIPE Investment shall not be affected in any manner by the Recapitalization.

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(b) ITAC and the Company shall use their commercially reasonable efforts to satisfy the conditions of the PIPE Investors closing obligations contained in the Subscription Agreements, and consummate the transactions contemplated thereby. Neither ITAC nor the Company shall terminate, or amend or waive in any manner, any Subscription Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned, other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements. Additionally, during the Interim Period, ITAC and the Company may, but shall not be required to, enter into and consummate additional Subscription Agreements with additional PIPE Investors, including in the event that there is an actual or threatened material breach or default by a PIPE Investor under a Subscription Agreement, or either ITAC or the Company reasonably believes in good faith that such PIPE Investor otherwise is not willing or able to consummate the transactions contemplated thereby upon the satisfaction of the conditions of such PIPE Investor’s closing obligations thereunder, which additional Subscription Agreements shall become part of the PIPE Investment hereunder; provided, that the terms of such additional Subscription Agreements shall not, without the Company’s or ITAC’s prior written consent, be different than those set forth in the Subscription Agreements. If ITAC and the Company seek such additional Subscription Agreements, ITAC and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such additional Subscription Agreements and use their respective reasonable efforts to cause such additional Subscription Agreements to be executed and the transactions contemplated thereby to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by ITAC). For avoidance of doubt, any Company Ordinary Shares issued in connection with the PIPE Investment shall be issued following the consummation of the Recapitalization (and the number of Company Ordinary Shares, purchase price per share and other terms of the Subscription Agreement shall not be modified in any way by the Recapitalization or the Conversion Ratio).

5.19 F-1 Registration Statement. Prior to the effectiveness of the Registration Statement, the Company shall file a registration statement on Form F-1 (the “F-1 Registration Statement”), covering the (i) sale by the holders of the Company Ordinary Shares which are outstanding immediately following the Recapitalization, and, for the avoidance of doubt, prior to and excluding any Company Ordinary Shares to be issued to the PIPE Investors and any other securities of the Company to be registered pursuant to the Registration Statement in accordance with Section 5.11, and (ii) the issuance of Company Ordinary Shares upon exercise of Continuing Warrants. The Company will use its commercially reasonably efforts to obtain effectiveness of the F-1 Registration Statement on or about the date of the Effective Time. The parties shall use commercially reasonable efforts to cause the securities covered by this Section 5.19 to be approved for listing on the Nasdaq concurrently with the securities covered by Section 5.11 and the parties hereto shall use the same efforts with respect to the F-1 Registration Statement that is required by Section 5.11 with respect to the Registration Statement.

5.20 Employment Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause the persons set forth on Schedule 5.20 to enter into employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and ITAC, between each such person and the applicable Target Company, as noted in Schedule 5.20.

Article VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and ITAC of the following conditions:

(a) Required Shareholder Approval.

(i) The ITAC Stockholder Approval Matters shall have been submitted to the vote of the shareholders of ITAC at the Special Meeting in accordance with the Proxy Statement and each ITAC Stockholder Approval Matter shall have been approved by the requisite vote of the stockholders of ITAC at the Special Meeting in accordance with ITAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required ITAC Shareholder Approval”).

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(ii) The Company Shareholder Approval Matters shall have been approved by the requisite vote of the shareholders of the Company either (x) at a special meeting of shareholders or (y) by a written consent in lieu of a meeting, in either case in accordance with the Existing Articles and Israeli Law.

(b) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(c) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(c) shall have been obtained or made.

(d) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(d) shall have each been obtained or made.

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(g) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and the PIPE Investment, ITAC or the Company shall have net tangible assets of at least $5,000,001.

(h) Nasdaq Listing. The Company’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved, and the Company Ordinary Shares and the Company Warrants shall have been approved for listing on Nasdaq subject to official notice of issuance and the listing application shall cover (a) all of the Company Ordinary Shares that are issued and outstanding upon completion of the Merger, are issuable upon exercise of all Company Warrants outstanding at the Effective Time, and all Continuing Company Options and the Company Ordinary Shares issuable pursuant to the Equity Plan, and (b) all of the publicly-traded Company Warrants to the extent required by Nasdaq.

(i) Composition of the Board. The members of the Post-Closing Company Board of Directors shall have been elected or appointed as of the Closing in accordance with the requirements of Section 5.15.

(j) Recapitalization; Amendment to Company Articles. Prior to the Effective Time, the Company shall (i) have consummated the Recapitalization, and (ii) provide evidence that the Company’s stockholders have adopted the Restated Company Articles in form and substance mutually agreeable to ITAC and the Company, and shall have provided ITAC with evidence of such adoption.

6.2 Conditions to Obligations of the Company and Merger Sub. In addition to the conditions specified in Section 6.1, the obligations of the Company and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of ITAC set forth in Sections 3.5(a) and (b) (Capitalization) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty expressly speaks as of another specified time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct is de minimis, and (ii) the representation contained in Section 3.7(b) (Absence of MAE) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time, (iii) the representations and warranties of ITAC set forth in Section 3.1 (Organization and Standing and Corporate Power), Section 3.2 (Authorization; Binding Agreement), Section 3.9 (Compliance with Laws; Permits), Section 3.6 (SEC Filing and ITAC Financials) and Section 3.16 (Finders and Brokers) (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar qualifiers), shall be true and correct in all material respects as of the date of this Agreement and as of the

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Effective Time, as though made as of such time (except to the extent any such representation and warranty speaks as of another specified time, in which case as of such time), and (iv) all of the other representations and warranties of ITAC set forth in this Agreement (shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or other similar qualifiers), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, ITAC.

(b) Agreements and Covenants. ITAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to ITAC since the date of this Agreement which is continuing and uncured.

(d) Founder Lock-Up. The Founder Lock-Up shall be in full force and effect in accordance with the terms thereof as of the Closing Date.

(e) Closing Deliveries.

(i) Officer’s Certificate. ITAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of ITAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c) with respect to ITAC.

(ii) Secretary Certificate. ITAC shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of ITAC’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of ITAC’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required ITAC Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which ITAC is or is required to be a party or otherwise bound.

(iii) Good Standing. ITAC shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for ITAC certified as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of ITAC’s jurisdiction of organization and from each other jurisdiction in which ITAC is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(f) Minimum Cash Requirement. The aggregate amount of cash and cash equivalents of ITAC at the Closing, including cash not redeemed from the Trust Account and cash raised in the PIPE Investment (which, for the avoidance of doubt, solely for purposes of this Section 6.2(f), shall include any cash paid to the Company if the Company exercises its right to directly issue Company Ordinary Shares pursuant to the Subscription Agreements) will not be less than $100 million (after giving effect to redemptions of ITAC’s public stockholders, but prior to the payment of ITAC’s or the Company’s Transaction Expenses or other liabilities due at the Closing).

6.3 Conditions to Obligations of ITAC. In addition to the conditions specified in Section 6.1, the obligations of ITAC to consummate the Transactions are subject to the satisfaction or written waiver (by ITAC) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 4.3(a) and (b) (Capitalization) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty expressly speaks as of another specified time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct is de minimis, (ii) the representation contained in Section 4.9(b) (Absence of MAE) shall be true and correct in all respects as of the date of this Agreement

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and as of the Effective Time, as though made as of such time, (iii) the representations and warranties of the Company set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.10 (Compliance with Laws; Permits), and Section 4.29 (Finders and Brokers) (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar qualifiers), shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of such time (except to the extent any such representation and warranty speaks as of another specified time, in which case as of such time) and (iv) all of the other representations and warranties of the Company set forth in this Agreement (shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or other similar qualifiers), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company or any Target Companies.

(b) Agreements and Covenants. The Company and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies on a consolidated basis since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each of the Lock-Up Agreement and the Non-Competition Agreement, shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer’s Certificate. ITAC shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 1.1(a) and 1.1(b) with respect to the Target Companies.

(ii) Company Secretary Certificate. The Company shall have delivered to ITAC a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, (C) the resolutions of the shareholders as to approval of Company Shareholders Approval Matters, and (D) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to ITAC good standing certificates (or similar documents applicable for such jurisdictions approving that the relevant company is active) for each Target Company certified as of a date no earlier than five (5) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of ITAC and the Company;

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(b) by written notice by ITAC or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by August 31, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(a) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either ITAC or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement in any material respect was the cause of, or resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to ITAC, if (i) there has been a breach by ITAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of ITAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to ITAC by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if at such time the Company or Merger Sub is in material uncured breach of its representations, warranties or covenants in this Agreement;

(e) by written notice by ITAC to the Company, if (i) there has been a breach by the Company or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(a) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by ITAC or (B) the Outside Date; provided, that ITAC shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time ITAC is in material uncured breach of its representations, warranties or covenants in this Agreement;

(f) by written notice by ITAC to the Company, if there shall have been a Material Adverse Effect on the Target Companies on a consolidated basis following the date of this Agreement which is uncured and continuing;

(g) by written notice by the Company to ITAC, if there shall have been a Material Adverse Effect following the date of this Agreement which is uncured and continuing; or

(h) by written notice by either ITAC or the Company to the other if the Special Meeting is held (including any adjournment or postponement thereof) and has concluded, ITAC’s or the Company’s shareholders have duly voted, and the Required ITAC Shareholder Approval or Company Shareholder Approval was not obtained.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.13, 7.3, 8.1, Article X and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.8 prior to the valid termination of this Agreement), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to (i) seek equitable relief in accordance with Section 9.8, or (ii) terminate this Agreement pursuant to Section 7.1.

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7.3 Fees and Expenses. Subject to Section 8.1, all Transaction Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, however, that, at or following the Closing, all expenses payable by the Company and ITAC shall be payable by the Company or Merger Sub and may be paid from the Trust Account; provided, however, that the ITAC Transaction Expenses payable by the Company and Merger Sub (other than expenses relating to the PIPE Investment, which are not subject to this limitation) shall not exceed $7.0 million, subject to Section 5.17.

Article VIII
WAIVERS AND Releases

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. Each of the Company and Merger Sub hereby represents and warrants that it has read the IPO Prospectus and understands that ITAC has established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by ITAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of ITAC’s public shareholders (including overallotment shares acquired by ITAC’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, ITAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their ITAC Class A Stock in connection with the consummation of ITAC’s initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to ITAC’s Organizational documents to extend ITAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if ITAC fails to consummate a Business Combination within fifteen (15) months after the closing of the IPO, subject to extension as described in the Prospectus relating to ITAC’s IPO and any further extensions which may be approved by ITAC’s stockholders, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $50,000 of interest to pay dissolution expenses, and (d) to ITAC after or concurrently with the consummation of a Business Combination. For and in consideration of ITAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and Merger Sub hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and Merger Sub on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with ITAC or its Affiliates). The Company and Merger Sub each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by ITAC and its Affiliates to induce the Company to enter in this Agreement, and each of the Company and Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to ITAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against ITAC or its Representatives, each of the Company and Merger Sub hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to ITAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, ITAC and its Representatives, as applicable, shall be entitled to recover from the Company, Merger Sub and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event ITAC or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

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Article IX
MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile (if a facsimile number is given) email or other electronic means, with affirmative confirmation of receipt, (iii) two (2) Business Days after being sent, if sent by reputable, internationally recognized overnight courier service that provides evidence of delivery or attempted delivery or (iv) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to ITAC at or prior to the Closing, to:

Industrial Tech Acquisitions, Inc.
5090 Richmond Avenue
Suite 319
Houston, TX 77056
Attn: E. Scott Crist, Chief Executive Officer
Telephone No.: (713) 599-1300
Email: scott@texasventures.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Richard I. Anslow, Esq. (ext. 7194)
Matthew A. Gray, Esq. (ext. 7118)
Telephone No.: (212) 370-1300
Email:ranslow@egsllp.com
mgray@egsllp.com

If to the Company or Merger Sub: Arbe Robotics Ltd. HaHashmonaim Street 107 Tel Aviv-Yafo, Israel Attn: Kobi Marenko, CEO Email: kobi.m@arberobotics.com with a copy (which will not constitute notice) to:

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 100200
Attn: Jon Venick
Facsimile No.: 917-778-8651
Telephone No.: 212-335-4651
Email: jon.venick@dlapiper.com

Erdinast, Ben Nathan, Toledano & Co.
4 Berkowitz St.
Tel Aviv, 6423806, Israel
Attn: Shay Dayan
Facsimile No.: 972-3-7770101
Telephone No.: 972-3-7770111
Email: shayd@ebnlaw.co.il

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of ITAC and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Non-Survival of Representations, Warranties. The representations and warranties of the Company, Merger Sub and ITAC contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company, Merger Sub or ITAC pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company, Merger Sub and ITAC and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company, Merger Sub or ITAC or their respective Representatives with respect thereto. The covenants and agreements made by the Company, Merger Sub and ITAC in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms). Nothing in this Section 9.3 shall be construed to modify or otherwise affect the provisions of Section 5.16, Section 5.17 and Article VIII.

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9.4 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.16 and of the Sponsor under Section 9.15, who the Parties acknowledge and agree are express third party beneficiaries of this Agreement for such purposes, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.5 [Reserved]

9.6 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.7 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, prior to the valid termination of this Agreement, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.9 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by ITAC, the Company and Merger Sub.

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9.11 Waiver. Each of ITAC and the Company on behalf of itself and its Affiliates may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the ITAC Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, annexes and Schedules attached hereto, which Exhibits, annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior or contemporaneous oral or written agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular form, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars and NIS means Israeli New Israeli Shekel. Any reference in this Agreement or any Ancillary Document to a Person’s (i) directors shall include any member of such Person’s governing body, (ii) officers shall include any Person filling a substantially similar position for such Person or (iii) shareholders or shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to ITAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of ITAC and its Representatives and ITAC and its Representatives have been given access to the electronic folders containing such information.

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9.14 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.15 Legal Representation. The Parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole LLP (“EGS”) may have, prior to Closing, jointly represented ITAC and the Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented ITAC, the Sponsor and/or their respective Affiliates in connection with matters other than the Transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent ITAC, the Sponsor or their respective Affiliates in connection with matters in which such Persons are adverse to the Company, ITAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and Merger, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of the Company, Merger Sub and/or ITAC or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Sponsor, ITAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor Representative and shall not pass to or be claimed by the Company or ITAC; provided, further, that nothing contained herein shall be deemed to be a waiver by the Company, ITAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of ITAC prior to the Closing.

“Ancillary Documents” means the Lock-Up Agreement, Voting Agreements, the Non-Competition Agreement, the Founders Registration Rights Agreement Amendment, the Equity Plan and the Restated Company Articles, the Voting Agreements and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or

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required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not, and shall include any Foreign Plan.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Israel or in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or Merger Sub or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by ITAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or the Confidentiality Agreement, or (ii) at the time of the disclosure by the Company or Merger Sub, or their respective Representatives to ITAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Ordinary Shares” means the ordinary shares, with a nominal value of NIS 0.01 per share, of the Company, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Company Preferred Shares” means the preference shares with a nominal value of NIS 0.01 per share, of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Confidentiality Agreement” means the non-disclosure agreement dated        , 2020, by and between the Company and ITAC.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or, to the extent legally binding, oral (in each instance, including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

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“COVID 19” means SARS CoV 2 or COVID 19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Actions” means all actions taken, planned, or planned to be taken in response to events, occurrences, conditions, circumstances, or developments arising directly or indirectly as a result of COVID-19, its impact on economic conditions, its impact on the operations of the Company or any of the other Target Companies, risks to the health and safety of any Person or the recovery from COVID-19 (including, if applicable, actions taken, planned or planned to be taken to reopen and restore the level of business activities of the Company or any Target Company).

“COVID-19 Measures” means any quarantine, ‘shelter in place,’ ‘stay at home,’ workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Order, directive, guideline, pronouncement, or recommendation promulgated by any Governmental Authority, including the World Health Organization, in each case, in connection with or in response to COVID-19.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, as each relates to exposure to Hazardous Materials, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Export Control Laws” means U.S. and non-U.S. export control, economic sanctions, trade embargoes, import, and anti-boycott laws, including but not limited to the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), or the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.)

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code, and includes any plans that are required by the laws of a country other than the United States.

“Fraud Claim” means any claim based common law fraud under New York Law.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, regulatory body or other similar regulatory or dispute-resolving panel or body.

Annex A-51

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practices), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar written instrument, (d) all obligations of such Person under leases that are or should be classified as capital leases in accordance with GAAP (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, regardless of whether such instrument has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software, Company IP Licenses and other intellectual property.

“Internet Assets” means any all registered domain names.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of ITAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of ITAC, dated as of September 8, 2020, and filed with the SEC on September 10, 2020 (File No. 333-424339).

“ITAC Confidential Information” means all confidential or proprietary documents and information concerning ITAC or any of its Representatives; provided, however, that ITAC Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, Merger Sub, or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or the Confidentiality Agreement, or (ii) at the time of the disclosure by ITAC or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such ITAC Confidential Information. For the avoidance of doubt, from and after the Closing, ITAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“ITAC Private Warrants” means the warrants issued in a private placement to the Sponsor by ITAC at the time of the consummation of the IPO, entitling the holder thereof to purchase one (1) ITAC Common Stock per warrant at a purchase price of $11.50 per share.

“ITAC Public Warrants” means one whole warrant that was included in as part of each ITAC Unit, entitling the holder thereof to purchase one (1) share of ITAC Class A Stock at a purchase price of $11.50 per share.

“ITAC Securities” means ITAC Units, ITAC Common Stock and ITAC Warrants, collectively.

“ITAC Transaction Expenses” means Transaction Expenses incurred by ITAC. For the absence of doubt, cost of the D&O Tail Insurance, is not an ITAC Transaction Expense.

“ITAC Units” means the units issued in the IPO (including overallotment units acquired by ITAC’s underwriter) consisting of one (1) share of ITAC Class A Stock, and one (1) ITAC Public Warrant.

Annex A-52

“ITAC Warrants” means ITAC Private Warrants and ITAC Public Warrants, collectively.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of any executive officer or director of the Company, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers of such Person, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law, in each instance, other than Permitted Liens.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that any such fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) changes generally affecting the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business, or the U.S. or global financial markets, including interest rates or currency exchange rates, trade tariffs or changes therein or the outbreak or escalation of war or acts of terrorism (including cyberterrorism); (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), other force majeure events or natural disaster, including pandemics (COVID-19 variations included) or any COVID-19 Actions or COVID-19 Measures, or any change in such COVID 19 Measures or the interpretation or enforcement thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) (vi), with respect to ITAC, the consummation and effects of the Redemption; (vii) the execution, delivery, announcement or pendency of this Agreement and the Transactions (including as a result of the identities of the Parties and including the loss (or threatened loss) of any employee, other than a Person named in Schedule 6.3(g), supplier, distributor or customer or other commercial relationship resulting therefrom); (viii) any action or failure to act required or prohibited to be taken by a Party pursuant to the terms of this Agreement or action or omission taken or omitted to be taken at the written request, or with the written consent, of the other Party; or (ix) any change or proposed change in any Law or the interpretation thereof (including any COVID-19 Measures); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred but solely to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to ITAC, the amount of the Redemption shall not be deemed to be a Material Adverse Effect on or with respect to ITAC.

Annex A-53

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and, including the inventions, designs, methods, processes, compositions of matter, and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, non-provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (d) Liens arising under this Agreement or any Ancillary Document, (e) statutory Liens of landlords, lessors or renters in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property, (f) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law that are not yet due and payable or that are being contested in good faith; (g) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (h) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein), in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (i) Liens not created by the Company or any Target Company that affect the underlying fee interest of any real property utilized by such person, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (j) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions with respect to real property, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; and (k) Liens to be released at Closing.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means information that identifies, relates to, or describes, is reasonably capable of being associate with, or could reasonably be linked, directly or indirectly, with a particular individual.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

Annex A-54

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Sanctions List” means the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Sectoral Sanctions Identifications List, and the U.S. Department of Commerce, Bureau of Industry and Security Denied Persons List, Unverified List and Entity List, as well as other restricted party lists issued by a Governmental Authority, as such other lists are applicable.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Industrial Tech Partners, LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group

Annex A-55

for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith and any common law rights therein), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transaction Expenses” means all fees and expenses of any of the Target Companies and ITAC incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of ITAC and any Target Company, including any all deferred expenses (including fees and commissions payable to underwriter if ITAC’s IPO).

“Trust Account” means the trust account established by ITAC with the proceeds from the IPO and a private placement pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 11, 2020, as it may be amended (including to accommodate the Merger), by and between ITAC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the page number as set forth below adjacent to such terms:

1934 Act Registration Statement	35
Accounts Receivable	16
Acquisition Proposal	32
Agreement	1
Alternative Transaction	32
Antitrust Laws	33
Business Combination	45
Certificate of Merger	2
Closing	6
Closing Date	6
Closing Filing	37
Closing Press Release	37
Company	1
Company Benefit Plan	23
Company Financials	15
Company IP	20
Company IP Licenses	19
Company Material Contract	17
Company Permits	17
Company Personal Property Leases	22
Company Real Property Leases	22
Company Registered IP	19

Annex A-56

Company Shareholder Approval Matters	35
Continental	4
Continuing Warrants	1
Conversion Ratio	1
Creator	20
D&O Indemnified Persons	39
D&O Tail Insurance	39
Delaware Law	2
Effective Time	3
Enforceability Exceptions	6
Environmental Permit	24
Equity Plan	35
Exercising Warrants	1
Existing Articles	1
F-1 Registration Statement	40
Federal Securities Laws	33
Founder Lock-Up Agreement	2
Founder Registration Rights Agreement	2
Founder Registration Rights Agreement Amendment	2
Interim Period	28
Israeli Companies Law	3
ITA	21
ITAC	1
ITAC Class A Stock	1
ITAC Class B Stock	1
ITAC Common Stock	1
ITAC Disclosure Schedules	6
ITAC Financials	8
ITAC Material Contract	10
ITAC Special Meeting	35
ITAC Stockholder Approval Matters	35
Lock-Up Agreement	2
Merger	1
Merger Sub	1
New ITAC Common Stock	2
Non-Competition Agreement	2
OFAC	11
Off-the-Shelf Software	19
Ordinance	21
Outbound IP License	19
Outside Date	44
Party	1
PIPE Investment	39
PIPE Investors	39
Post-Closing Company Board of Directors	38
Proxy Statement	35
Public Certifications	8
Public Shareholders	45
Recapitalization	1
Redemption	35
Registration Statement	35

Annex A-57

Related Person	24
Released Claims	45
Required Company Shareholder Approval	13
Required ITAC Shareholder Approval	40
Restated Company Articles	3
Restated ITAC Certificate	1
SEC Reports	8
Signing Filing	37
Signing Press Release	37
Specified Courts	47
Subscription Agreement	39
Surviving Company	2
Top Customers	25
Top Vendors	25
Transactions	1
Voting Agreements	2

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

Annex A-58

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

ITAC:
INDUSTRIAL TECH ACQUISITIONS, INC
By:	/s/ E. Scott Crist
Name: E. Scott Crist
Title: CEO
The Company:
ARBE ROBOTICS LTD.
By:	/s/ Kobi Marenko
Name: Kobi Marenko
Title: CEO
Merger Sub:
AUTOBOT MERGERSUB, INC.
By:	/s/ Kobi Marenko
Name: Kobi Marenko
Title: CEO

{Signature Page to Business Combination Agreement}

Annex A-59

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1*

Business Combination Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Autobot MergerSub, Inc. and Industrial Tech Acquisitions, Inc. (“ITAC”) (Included as Annex A to the proxy statement/prospectus)(4)

3.1	Articles of Association of Arbe(1)
3.2	Form of Amended and Restated Articles of Association of Arbe (to be effective upon consummation of the Business Combination) (Included as Annex B to the proxy statement/prospectus)(1)
3.3	Second Amended and Restated Certificate of Incorporation of ITAC(4)
3.4	Restated ITAC Articles (to become effective upon the effectiveness of the Merger) (Included as Annex C to proxy statement/prospectus)(1)
3.5	By laws of ITAC(4)
4.1	Specimen Unit Certificate of ITAC(4)
4.2	Specimen Class A Common Stock Certificate of ITAC(4)
4.3	Specimen Warrant Certificate of ITAC(4)
4.4	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(4)
4.5	Form of Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
5.1	Opinion of DLA Piper LLP (US) as to the validity of the Arbe warrants to be issued(1)
5.2	Opinion of Erdinast, Ben Nathan, Toledano & Co. as to the validity of the Arbe ordinary shares to be issued(1)
10.1	Letter Agreement dated September 8, 2020 between ITAC, Industrial Tech Partners LLC and the directors and executive officers of ITAC.(4)
10.2	Investment Management Trust Agreement dated September 9, 2020 between Continental Stock Transfer & Trust Company and ITAC(4)
10.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(4)
10.4	Form of Lock-Up Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and the shareholder of Arbe party thereto.(4)
10.5	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.(4)
10.6	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.(4)
10.7	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.(4)
10.8	Form of Voting Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the shareholder of Arbe party thereto.(4)
10.9†	2016 Incentive Share Option Plan of Arbe(4)
10.10†	2021 Share Incentive Plan of Arbe(1)
10.11	Form of Director and Officer Indemnification Agreement for Arbe(1)
10.12	Compensation Policy of Arbe for Officers and Directors(1)
10.13	Form of Third Amended and Restated Investor Rights Agreement(1)
21.1	List of Subsidiaries of Arbe(1)
23.1	Consent of KPMG Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, auditors of Arbe
23.2	Consent of Marcum LLP
23.4	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
23.5	Consent of Erdinast, Ben Nathan, Toledano & Co. (included in Exhibit 5.2)

Exhibit No.	Description
24.1	Power of Attorney(3)
99.1	Consent of Mor Assia(1)
99.2	Consent of Boaz Schwartz, PhD(1)
99.3	Consent of E. Scott Crist(1)

____________

*        The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

†        Indicates a management contract or compensation plan.

(1)      To be filed by amendment.

(2)      Filed herewith.

(3)      Previously filed on the signature page of the initial filing.

(4)      Previously filed.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to paragraph (g)(i) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv-Yafo, Israel, on the 30th day of July, 2021.

Arbe Robotics Ltd.
By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jacob (Kobi) Marinka*	Chief Executive Officer and Director
Jacob (Kobi) Marinka	(Principal Executive Officer)
/s/ Danny Klein*	Chief Financial Officer
Danny Klein	(Principal Financial and Accounting Officer)
/s/ Yair Shamir*	Director
Yair Shamir
/s/ Ehud Levy*	Director
Ehud Levy
/s/ Roy Oron*	Director
Roy Oron
/s/ Eli Nir*	Director
Eli Nir
/s/ Noam Arkind*	Director
Noam Arkind
*By	/s/ Jacob (Kobi) Marinka	July 30, 2021
Jacob (Kobi) Marinka Attorney in Fact

AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Arbe Robotics Ltd. has signed this registration statement in the city of New York, New York on the 30th day of July, 2021.

Authorized Representative in the United States — Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.